Exhibit 99.1

ANNUAL REPORT

At December 31, 2013

CONTENTS

BOARD OF DIRECTORS AND AUDITOR

2013 IN SUMMARY	3

INTRODUCTION	4

GROUP STRUCTURE	5

BRANDS	5

OUR COMMITMENT TO SUSTAINABLE DEVELOPMENT	6

REPORT ON OPERATIONS	7

HIGHLIGHTS	7

HIGHLIGHTS BY SEGMENT	8

SHAREHOLDERS	9

MAIN RISKS AND UNCERTAINTIES TO WHICH CNH INDUSTRIAL N.V. AND THE GROUP ARE EXPOSED	12

BUSINESS OVERVIEW	23

RESEARCH AND DEVELOPMENT	48

HUMAN RESOURCES	49

FINANCIAL REVIEW	52

CORPORATE GOVERNANCE	72

REMUNERATION OF DIRECTORS	87

SUBSEQUENT EVENTS AND 2014 OUTLOOK	95

CNH INDUSTRIAL GROUP – CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2013	97

CONSOLIDATED INCOME STATEMENT	98

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	99

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	100

CONSOLIDATED STATEMENT OF CASH FLOWS	102

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	104

CNH INDUSTRIAL N.V. – STATUTORY FINANCIAL STATEMENTS AT DECEMBER 31, 2013	191

INCOME STATEMENT	192

STATEMENT OF FINANCIAL POSITION	193

NOTES TO THE STATUTORY FINANCIAL STATEMENTS	194

OTHER INFORMATION	207

APPENDIX I – CNH INDUSTRIAL GROUP COMPANIES AT DECEMBER 31, 2013	209

INDEPENDENT AUDITOR’S REPORT	215

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Principal Office: Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom

Share Capital: €18,245,478.06

Amsterdam Chamber of Commerce: reg. no. 56532474

BOARD OF DIRECTORS

AND AUDITOR

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors

John Elkann (2) (3)

Mina Gerowin (2)

Maria Patrizia Grieco (3)

Léo W. Houle (3)

Peter Kalantzis (1) (3)

John Lanaway (1)

Guido Tabellini (1)

Jacqueline A. Tammenoms Bakker (2)

Jacques Theurillat (1)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP

(1)	Member of the Audit Committee
(2)	Member of the Governance and Sustainability Committee
(3)	Member of the Compensation Committee

2013 IN SUMMARY

2013 RESULTS

	REVENUES	€25.8 BILLION
	TRADING PROFIT	€2.0 BILLION
	PROFIT	€0.9 BILLION
	NET INDUSTRIAL DEBT	€1.6 BILLION
	TOTAL AVAILABLE LIQUIDITY	€6.3 BILLION
THE GROUP
	BRANDS	12
	NATIONAL MARKETS	190
	R&D CENTERS	48
	PLANTS	62
	EMPLOYEES	71,192
	INDIVIDUALS DEDICATED TO INNOVATION	6,300
	INVESTED IN R&D	€934 MILLION

2013 in Summary    3

INTRODUCTION

CNH Industrial is the company formed by the merger, completed on September 29, 2013, between Fiat industrial S.p.A. and its subsidiary CNH Global N.V. The merger had no impact on the consolidated activities of the former Fiat Industrial Group and therefore the results presented herein are consistent and comparable with those previously published by Fiat Industrial.

CNH Industrial is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications. Present in all major markets worldwide, CNH Industrial is focused on expanding its presence in high-growth markets, including through joint ventures.

*****

Mergers of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V.

The deeds of merger for the mergers of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V. were executed, respectively, on September 27 and 28, 2013. The effective date of the merger transactions (the “Transaction”) was September 29, 2013. The main objective of the Transaction was to simplify the capital structure of the Fiat Industrial Group (the “CNH Industrial Group” subsequent to the Transaction) by creating a single class of liquid stock listed on the New York Stock Exchange (“NYSE”) and on the Mercato Telematico Azionario managed by Borsa Italiana S.p.A. (“MTA”). The principal steps in the reorganization were:

•	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial S.p.A. (the “FNH Merger”), which occurred on August 1, 2013;

•	the cross-border reverse merger of Fiat Industrial S.p.A. with and into FI CBM Holdings N.V. (the “FI Merger”); and

•	the Dutch merger of CNH Global N.V. with and into FI CBM Holdings N.V. (the “CNH Merger” and, together with the FI Merger, the “Merger” or the Transaction) subsequently renamed CNH Industrial N.V. That Company has taken, as a consequence of the Transaction, the role of CNH Industrial Group’s parent company.

All the companies (i.e., Fiat Industrial S.p.A., FI CBM Holdings N.V., FNH and CNH Global N.V.) involved in the reorganization process were part of the Fiat Industrial Group; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial S.p.A.; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial S.p.A.; and (iii) CNH Global N.V. was an indirect subsidiary of Fiat Industrial S.p.A. (controlled through FNH which owned approximately 87% of CNH Global N.V.’s capital stock).

In connection with the FI Merger, Fiat Industrial S.p.A. shareholders received one newly allotted common share in CNH Industrial N.V. (having a nominal value of €0.01 each) for each ordinary share held in Fiat Industrial S.p.A. (having a nominal value of €1.57 each). In connection with the CNH Merger, CNH Global N.V. shareholders received 3.828 newly allotted CNH Industrial N.V. common shares (having a nominal value of €0.01 each) for each common share held in CNH Global N.V. (having a nominal value of €2.25 each).

At closing, CNH Industrial N.V. issued 1,348,867,772 common shares which were allotted to Fiat Industrial S.p.A. and CNH Global N.V. shareholders on the basis of the established exchange ratios described above. CNH Industrial N.V. also issued special voting shares (non-tradable) which were allotted to eligible Fiat Industrial S.p.A. and CNH Global N.V. shareholders who had elected to receive special voting shares. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares. On September 30, 2013, CNH Industrial N.V. common shares began trading on the NYSE and the MTA.

Introduction     4

GROUP STRUCTURE

CNH Industrial is a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines and transmissions for those vehicles and engines for marine and power generation applications. The Group has industrial and financial services companies located in 44 countries and a commercial presence in approximately 190 countries. The Group had net revenues of €25,778 million in 2013 and, as of December 31, 2013, had 71,192 employees.

Group segments presented in this Annual Report are as follows:

•	Agricultural and Construction Equipment produces agricultural equipment tractors, combine harvesters, hay and forage, tillage and sprayer equipment under the Case IH Agriculture, New Holland Agriculture and Steyr brands and produces construction equipment such as excavators, loaders, backhoes, dozers and graders under the Case Construction and New Holland Construction brands. The segment also provides financial services solutions to its customers and dealers.

•	Trucks and Commercial Vehicles produces a range of commercial vehicles under the Iveco brand, buses under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands and firefighting and special purpose vehicles under the Magirus, Iveco Astra and Iveco Defence Vehicles brands. The segment also provides financial services solutions to its customers and dealers.

•	Powertrain produces engines and transmissions for commercial vehicles, agricultural and construction equipment and for marine and other industrial applications.

BRANDS

AGRICULTURAL AND CONSTRUCTION EQUIPMENT

Case IH Agriculture

New Holland Agriculture

Steyr

Case Construction

New Holland Construction

TRUCKS AND COMMERCIAL VEHICLES

Iveco

Iveco Bus

Heuliez Bus

Iveco Astra

Magirus

Iveco Defence Vehicles

POWERTRAIN

FPT Industrial

Group Structure – Brands     5

OUR COMMITMENT TO SUSTAINABLE DEVELOPMENT

CNH Industrial believes that growth has value only if also sustainable and, therefore, considers the management of the environmental and social impacts of its activities to be fundamental. The full integration of environmental and social considerations with economic objectives enables the Company to identify potential risks and seize additional development opportunities, resulting in a process of continuous improvement.

Sustainability is a core element of CNH Industrial’s Corporate Governance, with top management playing a direct and active role. Within the Board of Directors, the Governance and Sustainability Committee is responsible for strategic oversight of sustainability-related issues and reviews the annual Sustainability Report. The Group Executive Council (“GEC”)—the Company’s highest decision-making body after the Board of Directors—defines the strategic approach, evaluates the congruity of the Sustainability Plan with business objectives, and is regularly updated on the Company’s sustainability performance. The Sustainability Unit, which is part of the CNH Industrial’s financial organization, has operational responsibility for promoting a culture of sustainability throughout the Company. It facilitates the process of continuous improvement, and contributes to managing risks and strengthening the relationship with and perceptions of stakeholders, in addition to managing sustainability reporting and communication.

In 2013, for the first time ever, CNH Industrial carried out a materiality analysis to identify and prioritize the environmental aspects considered most relevant by the Company and stakeholders alike, and to assess their economic, environmental and social impact on corporate performance. The results of the analysis are represented in the materiality matrix, which was approved by GEC members and the CEO and subsequently submitted for third party verification and assurance (SGS). The matrix contains several useful indications for defining the 2013 Sustainability Report (in line with GRI-G4 guidelines) and identifying improvement initiatives. The matrix suggests that greater importance is attached to business-related aspects and particularly to the ability to innovate in terms of safe use and environmental impact of products, product quality, and customer orientation and engagement. Other aspects suggested as significant are the safeguard of health and safety in the workplace, environmental protection, the management of suppliers and dealers, professional development, and initiatives in favor of local communities. The matrix and further details are available in the 2013 Sustainability Report.

In 2013, CNH Industrial’s values and commitment have been appreciated and recognized internationally, as evidenced by the appraisals of major sustainability rating agencies and international organizations.

CNH Industrial’s achievements have also been recognized through the inclusion in leading sustainability indices, such as the Dow Jones Sustainability (DJSI) World and Dow Jones Sustainability Europe as Industry Leader, MSCI Global ESG and MSCI Global SRI Indexes, Euronext Vigeo World 120, Euronext Vigeo Europe 120, Euronext Vigeo Eurozone 120, ECPI Global Agriculture Equity, ECPI EMU Ethical Equity, ECPI Euro Ethical Equity, ECPI Global Developed ESG Best in Class Equity, FTSE ECPI Italia SRI Benchmark and FTSE ECPI Italia SRI Leaders.

Lastly, the high level of information provided on issues related to climate change has earned CNH Industrial a spot among the ten companies admitted in the CDLI (Carbon Disclosure Leadership Index) Italy 100.

For a detailed account of the environmental and social initiatives carried out in 2013 reference should be made to the Sustainability Report. The Sustainability Report, prepared on a voluntary basis applying the Global Reporting Initiative’s guidelines (GRI-G4), integrates the economic aspects described herein with an all-encompassing view of the environmental and social performance of CNH Industrial’s operations, and includes the Sustainability Plan, which reports on the progress of existing projects and new targets to drive continuous improvement in the Company’s sustainability performance.

Our Commitment to Sustainable Development     6

REPORT ON OPERATIONS

HIGHLIGHTS

(€ million)		2013	2012(*)	2011(*)	2010(*)	2009(*)
Net revenues		25,778	25,785	24,289	21,342	17,968
Trading profit		1,985	2,063	1,690	1,096	322
Operating profit/(loss)		1,868	1,846	1,633	1,021	(19)
Profit/(loss) before taxes		1,507	1,460	1,162	567	(470)
Profit/(loss)		917	900	694	369	(503)
Attributable to:
Owners of the parent		789	791	618	333	(464)
Non-controlling interests		128	109	76	36	(39)
Basic earnings/(loss) per common share (€)	(1)	0.63	0.65	0.48	0.26	(0.36)
Diluted earnings/(loss) per common share (€)	(1)	0.63	0.65	0.48	0.26	(0.36)
Investments in tangible and intangible assets		1,495	1,349	993	872	708
of which: capitalized R&D costs		572	533	400	396	298
R&D expenditure	(2)	934	895	742	652	538
Total Assets		40,941	38,861	38,572	34,873	30,872
Net (debt)/cash		(16,888)	(15,994)	(14,549)	(12,179)	(11,283)
of which: net industrial (debt)/cash		(1,592)	(1,642)	(1,239)	(1,900)	(1,315)
Total equity		5,556	5,376	5,252	4,556	5,718
Equity attributable to owners of the parent		5,504	4,628	4,414	3,816	5,008
Employees at year end		71,192	68,257	66,998	62,123	61,243

(*)	Figures have been recast following the adoption of IAS 19 Revised. There was no significant impact for any individual line item.
(1)	As a consequence of the effective date of the merger, full-year 2013 basic EPS has been calculated on approximately 1,255 million of weighted average number of common shares outstanding. For 2012 and prior years, earnings per share calculation is based on the average number of Fiat Industrial ordinary shares outstanding after taking into account the effect of the conversion of preference and savings shares that occurred on May 21, 2012. See Note 13 to the Consolidated Financial Statements for additional information on the calculation of basic and diluted earnings per share.
(2)	Includes capitalized R&D and R&D charged directly to the income statement.

SELECTED DATA BY REGION

	Employees		Plants		R&D Centers		Revenues (€ million)
	2013	2012	2013	2012	2013	2012	2013	2012
EMEA	41,961	42,063	33	36	26	28	10,823	10,870
NAFTA	11,948	11,734	11	11	13	13	7,336	7,417
LATAM	12,081	9,663	10	9	5	5	4,813	4,200
APAC	5,202	4,797	8	8	4	3	2,806	3,298

Total	71,192	68,257	62	64	48	49	25,778	25,785

“EMEA”: 27 member countries of the European Union, Ukraine, Balkans, African continent and the Middle East (excluding Turkey).

“NAFTA”: United States, Canada and Mexico.

“LATAM”: Central and South America and the Caribbean Islands.

“APAC”: Continental Asia (including Turkey), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Report on Operations Highlights     7

HIGHLIGHTS BY SEGMENT

	Net revenues		Trading profit/(loss)(*)		Operating profit/(loss)(*)		Total operating assets(*)		Total operating liabilities(*)
(€ million)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Agricultural and Construction Equipment	16,006	16,056	1,783	1,554	1,752	1,517	23,761	22,448	19,236	18,255
Trucks and Commercial Vehicles	8,752	8,924	101	466	16	285	11,058	10,273	9,859	9,211
Powertrain	3,331	2,933	158	141	157	141	2,040	1,911	1,385	1,226
Other Businesses and Eliminations	(2,311)	(2,128)	(57)	(98)	(57)	(97)	(636)	(528)	(529)	(428)

Total	25,778	25,785	1,985	2,063	1,868	1,846	36,223	34,104	29,951	28,264

	Capital expenditure(1)		Of which capitalized R&D costs		R&D expense(2)		Number of employees
(€ million)	2013	2012	2013	2012	2013	2012	2013	2012
Agricultural and Construction Equipment	784	758	319	286	538	520	35,605	33,826
Trucks and Commercial Vehicles	552	439	207	208	298	289	27,246	26,307
Powertrain	158	151	46	39	98	86	8,232	8,029
Other Businesses and Eliminations	1	1	—	—	—	—	109	95

Total	1,495	1,349	572	533	934	895	71,192	68,257

(*)	Figures have been recast following the adoption of IAS 19 Revised. There was no significant impact for any individual line item.
(1)	Investments in tangible and intangible assets (net of vehicles sold under buy-back commitments and leased out).
(2)	Includes capitalized R&D and R&D charged directly to the income statement.

Report on Operations Highlights by Segment    8

SHAREHOLDERS

FINANCIAL COMMUNICATION

During 2013, the Group continued the intense program of activities initiated in 2011 to give the market greater insight into the various businesses of the Group and the interaction and synergies between those businesses.

The Group’s objective is to continue building on the relationship of trust with customers and investors through transparent and responsible management aimed at increasing the value of the enterprise on a sustainable basis. The Investor Relations team interacts with the financial community throughout the year, maintaining an active dialogue and communication flow to shareholders, investors and analysts to keep them up-to-date and enhance their understanding of the Group and its activities.

Those communication activities also include conference calls and public presentations held to present periodic financial results or other events that require direct communication to the market. Information presented or discussed on those occasions is immediately made publicly available on the corporate website. Other activities include participation in seminars and industry conferences, as well as non-deal roadshows in major financial centers that provide the opportunity for direct contact with management.

On September 27 and 28, respectively, the deeds of merger for the mergers of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V. were executed. The effective date of the merger transactions was September 29, 2013. On September 30, CNH Industrial common shares began trading on the NYSE and the MTA.

In order to present the new entity resulting from the merger to the US financial community, the Company held a US non-deal road show between September 26 and September 30, in New York, Boston, San Francisco and Los Angeles.

Following the merger, the Investor Relations team maintained a constant dialogue with the financial community through conference calls and meetings to present and explain the transaction and its benefits.

Several non-deal roadshows, one-on-one meetings and conferences on the capital goods sector were organized by equity and fixed income analysts in New York, Boston, San Francisco, Los Angeles, London, Geneva, Zurich, Milan and in Turin, at which management and the IR team also had the opportunity to give additional briefings to investors on the operating performance of CNH Industrial’s various businesses and their strategic plans going forward.

Financial information, institutional presentations, periodic publications, official press releases and real-time share price updates are available in the Investor Relations section of the corporate website (www.cnhindustrial.com).

Registered shareholders may contact the Transfer Agent and Registrar by:

Telephone: +1 855 807 3164 (US) or +1 732 491 0514 (outside US)

E-mail: we.queries@computershare.com

investor.relations@cnhind.com

FIAT INDUSTRIAL ORDINARY SHARES: PERFORMANCE RELATIVE TO FTSE MIB AND DOW JONES INDUSTRIAL AVERAGE (REBASED TO 100 AT 1/2/2013) AND DAILY TRADING VOLUME UNTIL 09/27/2013

Report on Operations Shareholders    9

MI: CNH INDUSTRIAL COMMON SHARES: PERFORMANCE RELATIVE TO FTSE MIB AND DOW JONES INDUSTRIAL AVERAGE (REBASED TO 100 AT 09/30/2013) AND DAILY TRADING VOLUME

NYSE: CNH INDUSTRIAL COMMON SHARES: PERFORMANCE RELATIVE TO S&P 500 AND DOW JONES INDUSTRIAL AVERAGE (REBASED TO 100 AT 09/30/2013) AND DAILY TRADING VOLUME

In 2013, the global economy grew at a moderate pace, but with the rate of growth expected to be marginally down on the prior year (3.0% vs. 3.1%) and below potential. There were signs of an acceleration in the second half of the year, driven, in particular, by the advanced economies. The U.S. economy continued to grow (+1.9%), although below the prior year’s level. It is expected that the Eurozone will post another year of negative growth (-0.4%) with performance varying between member states. Germany (+0.5%) and France (+0.2%) closed the year in positive territory, but economic conditions in Southern Europe remained weak with internal demand negatively influenced by restrictive fiscal policies and continued limited access to credit for both businesses and consumers. During the year, the ECB reduced the reference rate to 0.25% in an effort to support a recovery and ease conditions in financial markets. Economic activity in the emerging markets was varied. While growth in China stabilized at 7.7%, other economies, such as Brazil (+2.3%) and India (+4.4%), suffered slowdowns in infrastructure development and increased volatility in capital flows.The FTSE 250 index registered a 28.8% increase, the S&P 500 was up 29.6% and the Dow Jones Industrial US was up 26.5%

Report on Operations Shareholders    10

MAJOR SHAREHOLDERS

At December 31, 2013 the fully subscribed and paid in shares of the Company amount to 1,824,547,806 divided into 1,350,073,530 common shares and 474,474,276 special voting shares of €0.01 each. On the same date, on the basis of the information published on the Netherlands Authority for the Financial Markets’s website (Autoriteit Financiële Markten or AFM), the following institutions held more than 3% of the Company’s shares:

COMMON AND SPECIAL VOTING SHARES: 1,824,547,806

EXOR S.p.A.	40.22%
Fiat S.p.A.	3.72%
Harris Associates LP	6.42%
BlackRock Inc. (**)	2.80	%(*)
Special voting shares held by CNH Industrial N.V.	0.3%
Other shareholders	46.54%

(*)	BlackRock Inc.‘s shareholding indirectly owned through subsidiaries; 3.27% voting rights indirectly owned.
(**)	BlackRock Inc. also entered into some contracts for difference to potentially be able to further increase its shareholding and voting rights by 0.10%.

After January 1, 2014, Harris Associates LP and BlackRock Inc. notified AFM of certain transactions in the Company’s shares. On the date of this Report, Harris Associates LP owns 10.14% of CNH Industrial’s share capital; BlackRock Inc., indirectly through its subsidiaries, owns 2.90% of CNH Industrial’s share capital and 3.37% voting rights. In addition BlackRock Inc. entered into certain agreements pursuant to which it could potentially be able to further increase its shareholding and voting rights by 0.10%.

EARNINGS PER SHARE (*)

(figures in €)	2013	2012	2011	2010	2009
Basic earnings/(loss) per ordinary share	0.63	0.65	0.48	0.26	(0.36)
Diluted earnings/(loss) per ordinary share	0.63	0.65	0.48	0.26	(0.36)

(*)	As a consequence of the effective date of the merger, full-year 2013 basic EPS has been calculated on approximately 1,255 million of weighted average number of common shares outstanding. For 2012 and prior years, earnings per share calculation is based on the average number of Fiat Industrial ordinary shares outstanding after taking into account the effect of the conversion of preference and savings shares occurred on May 21, 2012.

FIAT INDUSTRIAL REFERENCE PRICE PER SHARE (*)

(figures in €)	09.27.13	12.28.12	12.30.11	01.03.11
Ordinary shares	9.750	8.255	6.625	9.000
Preference shares		—	4.570	6.250
Savings shares		—	4.732	6.180

(Source: Bloomberg)

Equivalent to the closing auction price

CNH INDUSTRIAL REFERENCE PRICE PER SHARE (*)

	12.31.2013	09.30.2013
MI:CNHI Common shares (€)	8.285	9.480
NYSE:CNHI Common shares (US$)	11.350	12.500

(Source: Bloomberg)

(*)	Equivalent to the closing auction price

Report on Operations Shareholders    11

MAIN RISKS AND UNCERTAINTIES TO WHICH CNH INDUSTRIAL N.V. AND THE GROUP ARE EXPOSED

RISKS RELATED TO THE BUSINESS, STRATEGY AND OPERATIONS

Global economic conditions impact the business of CNH Industrial and its subsidiaries

The Group’s earnings and financial position are, and will continue to be, influenced by various macroeconomic factors – including increases or decreases in gross domestic product, the level of consumer and business confidence, changes in interest rates on consumer and business credit, energy prices, and the cost of commodities or other raw materials – which exist in the various countries in which the Group operates, it being understood that such macroeconomic factors vary from time to time and their effect on the Group’s earnings and financial position cannot be specifically and singularly assessed and/or isolated.

Financial conditions in several regions continue to place significant economic pressures on existing and potential customers, including the Group’s dealer networks. As a result, some dealers and customers may delay or cancel plans to purchase the Group’s products and services and may not be able to fulfill their obligations to the Group in a timely fashion. Further, the Group’s suppliers may be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to the Group. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. There is particular concern about economic conditions in Europe (and potentially the long-term viability of the euro currency at least in its current geography and overall structure), which is at risk of being impacted by sovereign debt levels (and government taxing and spending actions to address such issues) and other severe pressures on the banking system in certain European Union countries. It is uncertain whether central bank or governmental measures will reduce or eliminate this risk. In addition, other governments may continue to implement measures designed to slow the economic growth rate in those countries (e.g., higher interest rates, reduced bank lending and other anti-inflation measures). If there is significant deterioration in the global economy or the economies of key regions, the demand for the Group’s products and services would likely decrease and the Group’s results of operations, financial position and cash flows could be materially and adversely affected.

In addition, the continuation of adverse market conditions in certain businesses in which the Group participates could cause many companies, including the Group, to carefully evaluate whether certain intangible assets have become impaired. The factors that the Group would evaluate to determine whether an impairment charge is necessary require management judgment and estimates. The estimates are impacted by a number of factors, including, but not limited to, worldwide economic factors and technological changes. Any of these factors, or other unexpected factors, may require the Group to consider whether it needs to record an impairment charge. In the event the Group is required to record an impairment charge with respect to certain intangible assets, it would have an adverse impact on the Group’s financial position and results of operations.

The Group is exposed to political, economic and other risks as a result of operating a global business

The Group manufactures and sells its products and offers its services on several continents and in numerous countries around the world. Given the global nature of the Group’s activities, the Group is exposed to risks affecting any worldwide markets operator, including those related to:

•	changes in (and possibly conflicting) laws, regulations and policies that affect, among other things:

•	import and export duties and quotas;

•	currency restrictions;

•	the design, manufacture and sale of the Group’s products, including, for example, engine emissions regulations;

•	interest rates and the availability of credit to the Group’s dealers and customers;

•	property and contractual rights;

•	where and to whom products may be sold; and

•	taxes;

•	regulations from changing world organization initiatives and agreements;

Report on Operations Main Risks and Uncertainties to which CNH Industrial N.V. and the Group are exposed    12

•	changes in the dynamics of the industries and markets in which the Group operates;

•	varying and unpredictable needs and desires of customers;

•	varying and unexpected actions of the Group’s competitors;

•	labor disruptions;

•	disruption in the supply of raw materials and components;

•	changes in governmental debt relief and subsidy program policies in certain significant markets such as Brazil; and

•	war, civil unrest and terrorism.

Unfavorable developments in any one of these areas (which may vary from country to country) could have a material adverse effect on the Group’s business prospects, earnings and/or financial position.

CNH Industrial is subject to extensive anti-corruption and antitrust laws and regulations

CNH Industrial’s worldwide operations must comply with all applicable laws, which may include the U.S. Foreign Corrupt Practices Act (FCPA), the UK Bribery Act or other anti-corruption laws, as well as antitrust regulations. These anti-corruption laws generally prohibit companies and their intermediaries from making improper payments or providing anything of value to improperly influence government officials or private individuals for the purpose of obtaining or retaining a business advantage regardless of whether those practices are legal or culturally expected in a particular jurisdiction. Antitrust regulations prohibit or limit various types of conduct, agreements or other arrangements entered into by the Company and its subsidiaries. Recently, there has been a substantial increase in the global enforcement of anti-corruption and antitrust laws. CNH Industrial is committed to ongoing compliance with the applicable regulations, and has a compliance program in place designed to reduce the likelihood of potential violations of such laws. However, violations of these laws could result in criminal or civil sanctions and an adverse effect on CNH Industrial’s reputation, business, results of operations and financial position.

Difficulty in obtaining financing or refinancing existing debt could impact the Group’s financial performance

The Group’s future performance will depend on, among other things, its ability to repay or finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible recourse to capital markets or other sources of financing. A further decline in revenues could have a negative impact on the cash-generating capacity of its operating activities. The Group could, therefore, find itself in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions with limited availability of funding and a general increase in funding costs. Any difficulty in obtaining financing could have a material adverse effect on the Group’s business prospects, earnings and/or financial position.

The Group’s ability to access the capital markets or other forms of financing and related costs are highly dependent, among other things, on the credit ratings of the Group. CNH Industrial is currently rated below investment grade, with ratings on its long-term debt of “BB+” (with a stable outlook) and a short-term rating of “B” from Standard & Poor’s Rating Services (“S&P”), and a “Ba1” corporate family rating with a stable outlook from Moody’s Investors Service, Inc. (“Moody’s”). Rating agencies may review their ratings, and any downgrade would increase the Group’s cost of capital, could potentially limit its access to sources of financing and could have a material adverse effect on its business prospects, earnings and/or financial position.

The Group is subject to risks associated with exchange rate fluctuations, interest rate changes and other market risks

The Group operates in numerous markets worldwide and is accordingly exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in the geographic distribution between the Group’s manufacturing and commercial activities, resulting in cash flows from exports denominated in currencies different from those associated with production activities.

The Group uses various forms of financing to cover the funding requirements of its industrial activities and for financing offered to customers and dealers. The Group’s financial services companies implement a matching policy to offset the impact of differences in rates of interest on the financed portfolio and related liabilities. Nevertheless, future potential changes in interest rates can result in increases or decreases in revenues, finance costs and margins, which cannot be currently foreseen and quantified.

Consistent with its risk management policies, the Group seeks to manage currency and interest rate risk through the use of financial hedging instruments. Despite such hedges being in place, sudden fluctuations in currency or interest rates could have an adverse effect on the Group’s business prospects, earnings and/or financial position. For additional information see Note 33 “Information on financial risks” to the Consolidated Financial Statements.

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The Group’s financial services activities are also subject to the risk of insolvency of dealers and customers, as well as unfavorable economic conditions in markets where these activities are carried out, which the Group seeks to mitigate through credit policies applied to dealers and customers. In addition, the Group’s financial services activities are subject to laws and government actions that may, among other things, prevent the Group’s financial services subsidiaries from enforcing legal rights and remedies.

The Group faces risks associated with its relationships with employees

In many countries where the Group operates, Group employees are protected by various laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including downsizing or closure of production activities and reductions in personnel. Laws and/or collective labor agreements applicable to the Group could impair its flexibility in reshaping and/or strategically repositioning its business activities. Therefore, the Group’s ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Industrial action by employees could also have an adverse impact on the Group’s business activities.

Reduced demand for equipment would reduce the Group’s sales and profitability

The performance of the agricultural equipment market is influenced, in particular, by factors such as:

•	the price of agricultural commodities and the relative level of inventories;

•	the profitability of agricultural enterprises;

•	the demand for food products; and

•	agricultural policies, including aid and subsidies to agricultural enterprises provided by governments and/or supranational organizations as well as alternative fuel mandates.

In addition, unfavorable climatic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on decisions to buy agricultural equipment and, consequently, on the Group’s revenues.

The performance of the construction equipment market is influenced, in particular, by factors such as:

•	public infrastructure spending; and

•	new residential and non-residential construction.

The performance of the trucks and commercial vehicles market is influenced, in particular, by factors such as:

•	changes in global market conditions, including changes in levels of business investment and sales of commodities; and

•	public infrastructure spending.

The above factors can significantly influence the demand for agricultural and construction equipment, as well as for trucks and commercial vehicles, and consequently, the Group’s financial results.

Although the Group’s business has not been influenced predominantly by any of the above factors individually, certain of the above factors have occurred in the past or may occur in the future (taking into account the global nature of the Group’s activities).

The Group depends on key suppliers for certain raw materials, parts and components

The Group relies upon key suppliers for certain raw materials, parts and components. The Group cannot guarantee that it will be able to maintain appropriate supply arrangements with these suppliers or otherwise ensure access to raw materials, parts and components. In some cases this access may be affected by factors outside of the Group’s control and the control of its suppliers. Adverse financial conditions and natural disasters, such as the March 2011 earthquake and tsunami in Japan, have in the past, and could in the future, cause some of the Group’s suppliers to face severe financial hardship and disrupt the Group’s access to critical raw materials, parts and components. Any disruption or shortage in the supply of raw materials, parts and components could negatively impact the Group’s costs of production, its ability to fulfill orders, its ability to achieve growth in product sales and the profitability of the Group’s business.

Certain companies within the Group use a variety of raw materials in their businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The prices of these raw materials fluctuate and, at times in recent periods, prices have increased significantly in response to changing market conditions. The Group seeks to manage this exposure, but it may not be successful in hedging these risks. Substantial increases in the prices for raw materials would increase the Group’s operating costs and could reduce profitability if the increased costs were not offset by changes in product prices.

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Competitive activity, or failure by the Group to respond to actions by competitors, could adversely affect results of operations

Substantially all of the Group’s revenues are generated in highly competitive sectors that include the production and distribution of agricultural and construction equipment, trucks and commercial vehicles, and related powertrain systems. The Group faces competition from other international manufacturers and distributors of trucks and commercial vehicles in Europe, Asia and Latin America and from global, regional and local agricultural and construction equipment manufacturers, distributors and component suppliers in Europe, Asia, North America and Latin America. Certain of the Group’s global competitors have substantial resources and may be able to provide products and services at little or no profit or even at a loss to compete with certain Company’s product offerings. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays or the Group’s failure to price its products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend towards consolidation in the trucks and construction equipment industry that has resulted in larger and potentially stronger competitors in the Company’s markets. These markets are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in the Group’s areas of activity in recent years. Should the Group be unable to adapt effectively to external market conditions, this could have an adverse effect on the Group’s business prospects, earnings and/or financial position.

Costs of ongoing compliance with, and failure to comply with, environmental laws and regulations could have an adverse effect on the Group’s results of operations

The Group’s products and activities are subject to numerous local, national and international environmental laws and regulations, which are becoming increasingly stringent in many countries in which it operates. Such regulations govern, among other things, products – with requirements on emissions of polluting gases, increased fuel efficiency and safety becoming increasingly strict – and industrial plants – with requirements for reduced emissions, treatment of waste and water and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws and regulations, the Group invests considerable research and development resources and expects it will continue to incur substantial costs in the future. Failure to comply with such laws and regulations would impact the products the Group sells and/or the markets in which such products are sold, which could adversely affect the Group’s financial position, results of operations and cash flows.

A decrease in government incentives may adversely affect the Group’s results

Government initiatives to stimulate consumer demand for products sold by the Group, such as changes in tax treatment or purchase incentives for new equipment, can substantially influence the timing and level of the Group’s revenues. The terms, size and duration of such government actions are unpredictable and outside of the Group’s control. Any adverse change in government policy relating to these initiatives could have a material adverse effect on the Group’s business prospects, operating results and/or financial position. For example, on December 31, 2013, the additional first-year “50% bonus” depreciation and increased expensing of property under Internal Revenue Code section 179 expired in the U.S. tax law. This could have an adverse effect on the Group’s business prospects in the U.S.

The Group’s future performance depends on its ability to innovate and on market acceptance of new or existing products

The success of the Group’s businesses depends on their ability to maintain or increase their market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. In particular, the failure to develop and offer innovative products that compare favorably to those of the Group’s principal competitors in terms of price, quality, functionality and features, or delays in bringing strategic new products to market, or the inability to adequately protect the Group’s intellectual property rights, could result in reduced market share, which could have a material adverse effect on the Group’s business prospects, earnings and/or financial position.

The Group’s existing operations and expansion plans in emerging markets could entail significant risks

The Group’s ability to grow its businesses depends to an increasing degree on its ability to increase market share, and operate profitably worldwide and in particular in emerging market countries, such as Brazil, Russia, India, China, Argentina, Turkey, Venezuela and South Africa. In addition, the Group could increase its use of suppliers located in such countries. The Group’s implementation of these strategies will involve a significant investment of capital and other resources and entail various risks. For example, the Group may encounter difficulties in obtaining the necessary governmental approvals in a timely manner. In addition, the Group may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept the Group’s products as opposed to products manufactured and commercialized by international and domestic competitors. The emerging markets countries may also be subject to a greater degree of economic and political volatility that could adversely affect the Group’s financial position, results of operations and cash flow. The emerging markets economies may also be subject to a further slow-down in gross domestic product expansion and/or be impacted by domestic currency volatility, potential hyperinflationary conditions and/or increase of public debt.

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Risks associated with the defined benefit pension plans and other post-employment obligations

At December 31, 2013, CNH Industrial’s defined benefit pension plans and other post-employment benefits had an underfunded status of €1,656 million which is included in the Consolidated statement of financial position. The funded status is the balance between the present value of the defined benefit obligation and the fair value of related assets, in case of funded plans (plans managed by a separate fund, “trust”). Consequently, the funded status is subject to many factors as discussed in the section Significant Accounting Policies paragraph Use of Estimates.

To the extent that the Group’s obligations under a plan are unfunded or underfunded, the Group will have to use cash flows from operations and other sources to pay its obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets is subject to changes due to market fluctuations. In recent years these fluctuations have been significant and adverse and there is no assurance that they will not be significant and adverse in the future.

Dealer equipment sourcing and inventory management decisions could adversely affect the Group’s sales

The Group’s dealers carry inventories of finished products as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities. Dealers who carry other products that compete with the Group’s products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact the Group’s sales, financial position and results of operations.

Adverse economic conditions could place a financial strain on the Group’s dealers and adversely affect the Group’s operating results

Global economic conditions continue to place financial stress on many of the Group’s dealers. Dealer financial difficulties may impact their equipment sourcing and inventory management decisions, as well as their ability to provide services to their customers purchasing the Group’s equipment. Accordingly, additional financial strains on members of the Group’s dealer network resulting from current or future economic conditions could adversely impact the Group’s sales, financial position and results of operations.

The Group may not be able to realize anticipated benefits from any acquisitions and, further, challenges associated with strategic alliances may have an adverse impact on the Groups’ results of operations

A principal purpose of the Merger is to create a single class of liquid stock which, among other things, provides CNH Industrial with additional alternatives for funding future acquisitions and strategic alliances. The Group has engaged in the past, and may engage in the future, in mergers, acquisitions or enter into, expand or exit from strategic alliances which could involve risks that could prevent the Group from realizing the expected benefits of the transactions or the achievement of strategic objectives. Such risks include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;

•	unexpected liabilities;

•	incompatibility in processes or systems;

•	unexpected changes in laws or regulations;

•	inability to retain key employees;

•	inability to source certain products;

•	increased financing costs and inability to fund such costs;

•	significant costs associated with terminating or modifying alliances; and

•	problems in retaining customers and integrating operations, services, personnel and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, the Group’s product lines, businesses, financial position, and results of operations could be adversely affected.

Risks associated with the termination of CNH Global’s strategic alliance with Kobelco Construction Machinery Co., Ltd.

Effective December 31, 2012, CNH Global and Kobelco Construction Machinery Co., Ltd. (“Kobelco”) terminated by mutual consent their global alliance (consisting of industrial arrangements and a number of jointly-owned companies) in the construction equipment business. The agreements regulating the dissolution of the alliance provide that, starting from January 1, 2013 until December 31, 2017, the Group will be entitled to purchase components and parts from the Kobelco group on a non-exclusive basis in order to continue to manufacture excavators based upon Kobelco’s

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technology in the Group’s plants. Moreover, starting from December 31, 2012, the territorial sales and marketing restrictions limiting the right of the Kobelco group to distribute its excavators in certain significant markets (such as the Americas and Europe) expired. Similar restrictions which applied to the Group’s construction equipment activities expired in the Asia/Pacific region on July 31, 2013. While the Group expects a smooth transition with respect to implemented changes, commercial issues (such as, by way of example, the weakening of the distributorship network and the subsequent loss of market share) or industrial issues (such as, by way of example, difficulties in maintaining quality standards or inability to source certain components currently provided by the Kobelco group) could have a material adverse effect upon the Group’s construction equipment product lines, construction equipment distribution network, financial position and results of operations.

The Group’s business operations may be impacted by various types of claims, lawsuits and other contingent obligations

The companies within the Group are involved in various product liability, warranty, product performance, asbestos, personal injury, environmental claims and lawsuits, governmental investigations and other legal proceedings that arise in the ordinary course of its business. The Group estimates such potential claims and contingent liabilities and, where appropriate, records provisions to address these contingent liabilities. The ultimate outcome of these legal matters pending against the Group is uncertain, and although such legal matters are not expected individually to have a material adverse effect on the Group’s financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on the Group’s consolidated financial position, cash flows, results of operations or profitability. Furthermore, the Group could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on its results of operations in any particular period. In addition, while the Group maintains insurance coverage with respect to certain claims, it may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. For further information see Note 30 “Guarantees granted, commitments and other contingent liabilities” to Consolidated Financial Statements.

The agricultural equipment industry is highly seasonal, which causes the Group’s results of operations and levels of working capital to fluctuate significantly

Farmers traditionally purchase agricultural equipment in the spring and fall, the main planting and harvesting seasons. The Group’s agricultural equipment business net sales and results of operations have historically been highest in the second quarter, reflecting the spring selling season in the Northern hemisphere, and lowest in the third quarter, when many of the Group’s production facilities experience summer shut-down periods, especially in Europe. Seasonal conditions also affect the Group’s construction equipment business, but to a lesser extent than its agricultural equipment business. The Group’s agricultural equipment business production levels are based upon estimated retail demand. These estimates take into account the timing of dealer shipments, which occur in advance of retail demand, dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. However, because the Group spreads its production and wholesale shipments throughout the year, wholesale sales of agricultural equipment products in any given period may not necessarily reflect the timing of dealer orders and retail demand in that period.

Estimated retail demand may exceed or be exceeded by actual production capacity in any given calendar quarter because the Group spreads production throughout the year. If retail demand is expected to exceed production capacity for a quarter, then the Group may schedule higher production in anticipation of the expected retail demand. Often, the Group anticipates that spring-selling season demand may exceed production capacity in that period and schedules higher production, and anticipates higher inventories and wholesale shipments to dealers in the first quarter of the year. Thus, the Group’s working capital and dealer inventories are generally at their highest levels during the February to May period and decline towards the end of the year, as both the Group’s and its dealers’ inventories are typically reduced.

To the extent the Group’s production levels (and timing) do not correspond to retail demand, it may have too much or too little inventory, which could have an adverse effect on the Group’s financial position and results of operations.

Restrictive covenants in the Group’s debt agreements could limit its financial and operating flexibility

The indentures governing the majority of the Group’s outstanding public indebtedness, and other credit agreements to which companies within the Group are a party, contain typical covenants that restrict the ability of companies within the Group to, among other things:

•	incur additional indebtedness;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	sell certain assets or merge with or into other companies;

•	use assets as security in other transactions; and

•	enter into sale and leaseback transactions.

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Although CNH Industrial does not believe any of these covenants presently materially restrict its operations, a breach of one or more of the covenants could result in adverse consequences that could negatively impact the Group’s businesses, results of operations and financial condition. These consequences may include the acceleration of amounts outstanding under certain of the Group’s credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by the Group’s lenders, refusal by the Group’s lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. For further information see Note 27 “Debt” to Consolidated Financial Statements.

The Group has significant outstanding indebtedness, which may limit its ability to obtain additional funding and limit its financial and operating flexibility

As of December 31, 2013, the Group had an aggregate of €21,714 million (including €17,087 million relating to financial services companies) of consolidated gross indebtedness, and its equity was €5,556 million, including non-controlling interests. The extent of the Group’s indebtedness could have important consequences for its operations and financial results, including:

•	the Group may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•	the Group may need to use a portion of its projected future cash flow from operations to pay principal and interest on its indebtedness, which may reduce the amount of funds available to the Group for other purposes;

•	the Group may be more financially leveraged than some of its competitors, which could put it at a competitive disadvantage;

•	the Group may not be able to adjust rapidly to changing market conditions, which may make it more vulnerable to a downturn in general economic conditions or its businesses; and

•	the Group may not be able to access the capital markets on favorable terms, which may adversely affect its ability to provide competitive retail and wholesale financing programs.

These risks are exacerbated by the ongoing volatility in the financial markets resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone.

Among the anticipated benefits of the Merger is the expected reduction in funding costs over time due to improved debt capital markets positioning of CNH Industrial. However, certain of the circumstances and risks described above may delay or reduce the expected cost savings from the future funding structures and the expected cost savings may not be achieved.

Risks related to increased information technology security threats

The Group relies upon information technology systems and networks in connection with a variety of business activities, and the Group collects and stores sensitive data. Increased information technology security threats and more sophisticated computer crime, including advanced persistent threats, pose a risk to the security of its systems and networks and the confidentiality, availability and integrity of its data.

In order to manage such risks, the Group implemented its Information Security System, an integrated set of policies, processes, methodologies, teams and technologies aimed at ensuring appropriate protection of the Group’s data. The Information Security System has to be constantly aligned with evolving cyber threat scenarios in order for it to be effective. Recent security initiatives included in the group’s Information Security Roadmap concern Product Development Data Loss Prevention, Data Classification (both structured and unstructured data) and Laptop Encryption. Actions are also in progress to increase the Group’s capability to prevent, detect, and react to malicious data leakage attempts.

Despite the Group’s efforts, a failure or breach in security could expose the Group and its customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect its reputation, competitive position, businesses and results of operations. In addition, such breaches in security could result in litigation, regulatory action and potential liability and the costs and operational consequences of implementing further data protection measures.

The loss of members of senior management could have an adverse effect on the business of the Group

The Group’s success is largely dependent on the ability of its senior executives and other members of management to effectively manage the Group and individual areas of business. The loss of any senior executive, manager or other key employee without an adequate replacement or the inability to attract and retain new, qualified personnel could therefore have an adverse effect on the Group’s business prospects, earnings and/or financial position.

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RISKS RELATED TO FINANCIAL SERVICES ACTIVITIES

The Group offers a wide range of financial services and products to dealers and customers. In particular, and by way of example, the principal financial services offered by the Agricultural and Construction Equipment Segment are represented by the retail financing for the purchase or lease of new and used Segment equipment and wholesale financing to dealers, while the principal financial services offered by the Trucks and Commercial Vehicles Segment to customers are represented by lease and retail financing for the purchase of new and used Segment vehicles.

In light of the above, the following risks associated with the Group’s financial services activities should be considered.

Credit risk

Fundamental to any organization that extends credit is the credit risk associated with its customers/borrowers. The creditworthiness of each customer, rates of delinquency and default, repossessions and net losses on loans to customers are impacted by many factors, including:

•	relevant industry and general economic conditions;

•	the availability of capital;

•	interest rates (and changes in the applicable rates);

•	the experience and skills of the customer’s management team;

•	commodity prices;

•	political events;

•	the weather; and

•	the value of the collateral securing the extension of credit.

Deterioration in the quality of the Group’s financial assets, an increase in delinquencies or defaults, or a reduction in collateral recovery rates could have an adverse impact on the performance of the Group’s financial services businesses. These risks become more acute in an economic slowdown or recession due to decreased demand for (or availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in delinquencies, defaults, insolvencies, foreclosures and losses. In such circumstances, the Group’s loan servicing and litigation costs may also increase. In addition, governments may pass laws, or implement regulations, that modify rights and obligations under existing agreements, or which prohibit or limit the exercise of contractual rights.

When loans default and the Group’s financial services businesses repossess collateral securing the repayment of a loan, its ability to recover or mitigate losses by selling the collateral is subject to the current market value of such collateral. Those values are affected by levels of new and used inventory of agricultural and construction equipment, as well as trucks and commercial vehicles, on the market. They are also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, as well as for trucks and commercial vehicles, which is affected by the strength of the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale of repossessed equipment. An industry-wide decrease in demand for agricultural or construction equipment, as well as for trucks and commercial vehicles, could result in lower resale values for repossessed equipment, which could increase losses on loans and leases, adversely affecting the Group’s financial position and results of operations.

Funding risk

The Group’s financial services businesses have traditionally relied upon the asset-backed securitization (“ABS”) market and committed asset-backed facilities as a primary source of funding and liquidity. Access to funding at competitive rates is essential to the Group’s financial services businesses. From mid-2007 through 2009, events occurred in the global financial market, including the weakened financial condition of several major financial institutions, problems related to subprime mortgages and other financial assets, the devaluation of various assets in secondary markets, the forced sale of asset-backed and other securities by certain investors, and the lowering of ratings on certain ABS transactions, which caused a significant reduction in liquidity in the secondary market for ABS transactions outstanding at such time and a significant increase in funding costs. During these periods, conditions in the ABS market adversely affected the Group’s ability to sell receivables on a favorable or timely basis. Similar conditions in the future would have an adverse impact on the Group’s financial position and results of operations. As the Group’s financial services businesses finance a significant portion of the Group’s sales of equipment, to the extent such financial services businesses are unable to access funding on acceptable terms, the Group’s sales of equipment would be negatively impacted.

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To maintain competitiveness in the capital markets and to promote the efficient use of various funding sources, additional reserve support was added to certain previously-issued ABS transactions. Such optional support may, in the future, be required to maintain credit ratings assigned to transactions if loss experiences are higher than anticipated. The need to provide additional reserve support could have an adverse effect on the Group’s financial position, results of operations and cash flows.

Repurchase risk

In connection with the Group’s ABS transactions, the Group makes customary representations and warranties regarding the assets being securitized, as disclosed in the relevant offering documents. While no recourse provisions exist that allow holders of asset-backed securities issued by the Group’s trusts to require the Group to repurchase those securities, a breach of these representations and warranties could give rise to an obligation to repurchase non-conforming receivables from the trusts. Any future repurchases could have an adverse effect on the Group’s financial position, results of operations and cash flows.

Regulatory risk

The operations of the Group’s financial services businesses are subject, in certain instances, to supervision and regulation by various governmental authorities. These operations are also subject to various laws, as well as to judicial and administrative decisions and interpretations, imposing requirements and restrictions, which among other things:

•	regulate credit granting activities, including establishing licensing requirements;

•	establish maximum interest rates, finance and other charges;

•	regulate customers’ insurance coverage;

•	require disclosures to customers;

•	govern secured and unsecured transactions;

•	set collection, foreclosure, repossession and claims handling procedures and other trade practices;

•	prohibit discrimination in the extension of credit and administration of loans; and

•	regulate the use and reporting of information related to a borrower.

To the extent that applicable laws are amended or construed differently, new laws are adopted to expand the scope of regulation imposed upon such financial services businesses, or applicable laws prohibit interest rates the Group charges from rising to a level commensurate with risk and market conditions, such events could adversely affect the Group’s financial services businesses and the Group’s financial position and results of operations.

Potential Impact of the Dodd-Frank Act

The various requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), including the many implementing regulations yet to be released, may substantially affect the origination, servicing and securitization programs of the Groups’ financial services businesses. For example, the Dodd-Frank Act strengthens the regulatory oversight of these securities and capital market activities by the SEC and increases the regulation of the ABS markets through, among other things, a mandated risk retention requirement for securitizers and a direction to the SEC to regulate credit rating agencies and adopt regulations governing these organizations. While the Group will continue to monitor these developments and their impact upon its access to the ABS market, these and future SEC regulations may impact the Group’s ability to engage in these activities or increase the effective cost of ABS transactions in the future, which could adversely affect its financial position, results of operations and cash flows.

OTHER RISKS

CNH Industrial intends to operate in a manner to be treated as resident in the UK for tax purposes, but other tax authorities may treat it as being tax resident elsewhere

CNH Industrial is not incorporated in the UK; therefore, in order to be resident in the UK for tax purposes its central management and control must be located (in whole or in part) in the UK. The test of central management and control is largely a question of fact based on all the circumstances. Even if CNH Industrial’s “central management and control” is in the UK, it would not be treated as UK-resident if (a) it were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) which has a double tax treaty with the UK; and (b) that tax treaty allocates exclusive residence to that other jurisdiction.

Even if CNH Industrial’s central management and control are in the UK, CNH Industrial would normally be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes because it is incorporated in the Netherlands. Nevertheless, the UK and Dutch competent authorities have agreed, following a mutual agreement procedure (as contemplated by the Netherlands-UK tax treaty), that CNH Industrial will be regarded as solely resident in the UK provided that it operates as planned and provides evidence of its operations to the UK and Dutch competent tax authorities. If the facts upon which the competent authorities issued this ruling change over time, this ruling may be withdrawn and in that case the Netherlands may levy corporate income tax on CNH Industrial and impose withholding taxes on dividends distributed by CNH Industrial.

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Residence of CNH Industrial for Italian tax purposes is also largely a question of fact and based on all circumstances. For Italian tax purposes, a rebuttable presumption of residence in Italy may apply under Italian tax legislation. However, CNH Industrial has a management and organizational structure such that it should be deemed resident in the UK from its initial incorporation for the purposes of the Italy-UK tax treaty. Because this analysis is highly factual and may depend on future changes in CNH Industrial’s management and organizational structure, there can be no assurance that CNH Industrial’s determination of its tax residence will be respected by all relevant tax authorities. Should CNH Industrial be treated as an Italian tax resident, it would be subject to corporate income tax in Italy and may be required to comply with withholding tax and/or reporting obligations under Italian law, which could result in additional costs and expenses.

The Group’s businesses may be affected by unfavorable weather conditions, climate change or natural disasters

Poor, severe or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of the Group’s agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors in agricultural production. Insufficient levels of rain prevent farmers from planting crops or may cause growing crops to die, resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity, crop quality and yield. Temperatures outside normal ranges can cause crop failure or decreased yields, and may also affect disease incidence. Natural disasters such as regional floods, hurricanes, storms and droughts can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for the Group’s agricultural equipment in any given period.

In addition, natural disasters, pandemic illness, equipment failures, power outages or other unexpected events could result in physical damage to and complete or partial closure of one or more of the Group’s manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of component products from some local and international suppliers, disruption in the transport of the Group’s products to dealers and customers and delay in delivery of the products to distribution centers. Existing insurance arrangements may not provide protection for all of the costs that may arise from such events.

Changes in demand for food and alternate energy sources could impact the Group’s revenues

Changing worldwide demand for farm outputs to meet the world’s growing food and alternative energy demands, driven in part by government policies and a growing world population, are likely to result in fluctuating agricultural commodity prices, which directly affect sales of agricultural equipment. While higher commodity prices will benefit the Group’s crop producing agricultural equipment customers, higher commodity prices also result in greater feed costs for livestock and poultry producers, which in turn may result in lower levels of equipment purchased by these customers. Moreover, changing alternative energy demands may cause farmers to change the types or quantities of the crops they raise, with corresponding changes in equipment demands. Finally, changes in governmental policies regulating bio-fuel utilization could affect demand for the Group’s equipment and result in higher research and development costs related to equipment fuel standards.

The Group is subject to negative conditions in the financial markets and the cyclicality of the capital goods sector

More than other sectors, producers in the capital goods sector are subject to:

•	the condition of financial markets, in particular, the ability to access the ABS market and prevailing interest rates in that market. In North America, in particular, the Group makes considerable use of ABS transactions to fund financing offered to dealers and customers. Adverse conditions in the financial markets, and the ABS market in particular, could have a significant impact on the Group’s business prospects, earnings and/or financial position;

•	cyclicality, which can cause sudden (and sometimes material) declines in demand, with negative effects on inventory levels and product pricing, both new and used. In general, demand in the capital goods sector is highly correlated to the economic cycle and can be subject to even greater levels of volatility.

CNH Industrial, as successor to Fiat Industrial S.p.A. (“Fiat Industrial”), is jointly liable with Fiat S.p.A. (“Fiat”), for certain obligations

Fiat Industrial was formed as a result of the demerger of Fiat S.p.A. in favor of Fiat Industrial S.p.A. (the “Demerger”). CNH Industrial, as successor to Fiat Industrial, continues to be liable jointly with Fiat for any liabilities of Fiat that arose prior to effectiveness of the Demerger and that remained unsatisfied at the effective date of the Demerger in the event that Fiat fails to satisfy such liabilities. The statutory liability assumed by CNH Industrial is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until all the liabilities of Fiat existing as of the

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Demerger are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with Fiat in relation to tax liabilities, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. CNH Industrial estimates that the liabilities of Fiat that were outstanding as of December 31, 2013 for which CNH Industrial may be held jointly liable as described above in the event that Fiat fails to satisfy such obligations amount to approximately € 4.2 billion. For further information about the Demerger, please refer to Fiat Industrial Consolidated Financial Statements at December 31, 2011 and 2012.

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BUSINESS OVERVIEW

CNH Industrial is a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines and transmissions for those vehicles and engines for marine and power generation applications. The Group has industrial and financial services companies located in 44 countries and a commercial presence in approximately 190 countries. The Group had net revenues of €25,778 million in 2013 and, as of December 31, 2013, had 71,192 employees.

Group segments presented in this Annual Report are as follows:

•	Agricultural and Construction Equipment produces agricultural equipment such as tractors, combine harvesters, hay and forage, tillage and sprayer equipment under the Case IH Agriculture, New Holland Agriculture and Steyr brands and produces construction equipment such as excavators, loaders, backhoes, dozers and graders under the Case Construction and New Holland Construction brands. The segment also provides financial services solutions to its customers and dealers.

•	Trucks and Commercial Vehicles produces a range of commercial vehicles under the Iveco brand, buses under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands and firefighting and special purpose vehicles under the Magirus, Iveco Astra and Iveco Defence Vehicles brands. The segment also provides financial services solutions to its customers and dealers.

•	Powertrain produces engines and transmissions for commercial vehicles, agricultural and construction equipment and for marine and other industrial applications.

Net revenues by segment in the years ended December 31, 2013 and 2012 were as follows:

(€ million)	2013	2012
Agricultural and Construction Equipment	16,006	16,056
Trucks and Commercial Vehicles	8,752	8,924
Powertrain	3,331	2,933
Eliminations and Other	(2,311)	(2,128)

Total for the Group	25,778	25,785

Net revenues by region in the years ended December 31, 2013 and 2012 were as follows:

(€ million)	2013	2012
EMEA	10,823	10,870
NAFTA	7,336	7,417
LATAM	4,813	4,200
APAC	2,806	3,298

Total	25,778	25,785

INDUSTRY OVERVIEW

Agricultural Equipment

The operators of food, livestock and grain producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing, government subsidies, and tax incentives. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, and government subsidies. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, geographical variations in weather from season to season may affect sales volumes differently in different markets. Government policies may affect the market for the Segment’s agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity

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prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.

Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and tillage machines typically occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers generally order harvesting equipment in the Northern hemisphere in the late fall and winter so they can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail selling season, which extends from November through February. The production levels of Agricultural and Construction Equipment are based upon estimated retail demand which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer and company inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.

Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with the most advanced technology. In Europe, where farms are generally smaller in size than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers generally prefer simple, robust and durable machines with relatively lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer relatively simple, low-cost agricultural equipment. Agricultural and Construction Equipment’s position as a geographically diversified manufacturer of agricultural equipment and its broad geographic network of dealers allows it to provide customers in each significant market with equipment that meets their specific requirements.

Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In addition, the use of technology and other precision farming solutions to increase crop yield is becoming more established. In Latin America and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. Government subsidies (including crop insurance) are a key income driver for farmers raising certain commodity crops in the United States and Western Europe. The level of support can range from 10% to over 30% of the annual income for these farmers in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends to a large extent on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by BNDES. These programs have a significant influence on sales.

Global demand for renewable fuels increased considerably in recent years driven by consumer preference, government renewable fuel mandates, renewable fuel tax and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies somewhat by region. North America and Brazil are promoting ethanol first and then biodiesel, while Europe is primarily focused on biodiesel.

The demand for biofuels has created an associated demand for agriculturally based feedstocks which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and rapeseed oil in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors impacting the supply and demand relationships for these crops, resulting in higher crop prices. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil rises, biofuels become a more attractive alternative energy source. Although oil prices temporarily declined during 2009, oil prices generally continued to escalate through 2010, 2011, 2012, and 2013 continuing to make biofuels an attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and avoid potential energy resource issues in the future.

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The increase in crop production for biofuels has also driven changes in the type of crops grown and in crop rotations. The most significant change in U.S. crop production was the increase in acreage devoted to corn, typically using land previously planted with soybeans and cotton. In addition, a change in crop rotation resulted in more acres of corn being planted. As a result, agricultural producers are faced with new challenges for managing crop residues and are changing the type of equipment they use and how they use it.

Construction Equipment

The construction equipment market served by Agricultural and Construction Equipment consists of two principal businesses: heavy construction equipment (excluding the mining and the specialized forestry equipment markets in which the Group does not participate), generally weighing more than 12 metric tons, and light construction equipment, generally weighing less than 12 metric tons.

In developed markets, customers tend to prefer more sophisticated machines equipped with the latest technology and features to improve operator productivity. In developing markets, customers tend to prefer equipment that is relatively less costly and has greater perceived durability. In North America and Europe, where the cost of machine operators is higher relative to fuel costs and machine depreciation, customers typically emphasize productivity, performance and reliability. In other markets, where the relative costs for machine operators is lower, customers often continue to use equipment after its performance and efficiency have begun to diminish.

Customer demand for power and operating capacity does not vary significantly from market to market. However, in many countries, restrictions on weight or dimensions, as well as road regulations or job site constraints can limit demand for larger machines.

Heavy Construction Equipment

Heavy construction equipment typically includes large wheel loaders and excavators, graders and dozers. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry-related concerns.

Sales of heavy construction equipment depend particularly on the expected volume of major infrastructure construction and repair projects such as highway, tunnel, dam and harbor projects, which depend on government spending and economic growth. Demand for aggregate mining and quarrying equipment is more closely linked to the general economy and commodity prices, while growing demand for environmental equipment is becoming less sensitive to the economic cycle. In North America, a portion of heavy equipment demand has historically been linked to the development of new housing subdivisions, where the entire infrastructure needs to be created, thus linking demand for both heavy and light construction equipment. The heavy equipment industry generally follows macroeconomic cyclicality, linked to GDP growth.

Light Construction Equipment

Light construction equipment includes skid-steer loaders, backhoe loaders and small wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. In areas where labor is abundant and the cost of labor is inexpensive relative to other inputs, such as in Africa and Latin America, the light construction equipment market is generally smaller. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment.

Equipment rental is a significant element of the construction equipment market. Compared to the United Kingdom and Japan, where there is an established market for long-term equipment rentals as a result of favorable tax treatment, the rental market in North America and Western Europe (except for U.K.) consists mainly of short-term rentals of light construction equipment to individuals or small contractors for which the purchase of equipment is not cost effective or that need specialized equipment for specific jobs. In North America, the main rental product has traditionally been the backhoe loader and, in Western Europe, it has been the mini-excavator. As the market has evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, enabling contractors to complete specific job requirements with greater flexibility and cost control. Large national rental companies can significantly impact the construction equipment market, with purchase volumes being driven by their decisions to increase or decrease the sizes of their rental fleets based on rental utilization rates.

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As noted above, seasonal demand for construction equipment fluctuates somewhat less than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.

In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the Latin American market and equipment from Western Europe may be sold to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is mostly sold to other Southeast Asian markets, while used excavators from Japan are sold to almost every other market in the world. This flow of used equipment is highly influenced by exchange rates, the weight and dimensions of the equipment and the different local regulations in terms of safety and/or emissions.

The construction equipment industry has seen an increase in the use of hydraulic excavators and wheel loaders in earth-moving and material handling applications. In addition, the light equipment sector has grown as more manual labor is being replaced on construction sites by machines with a variety of attachments for specialized applications, such as skid steer loaders, mini-crawler excavators and telehandlers. Finally, the Chinese construction equipment market has grown significantly in recent years and is now the largest market.

General economic conditions, infrastructure spending rates, housing starts, commercial construction and governmental policies on taxes, spending on roads, utilities and construction projects can have a dramatic effect on sales of construction equipment.

Trucks and Commercial Vehicles

The world truck market is generally divided into three segments: light (GVW up to 6 metric tons), medium (GVW 6 to 16 metric tons) and heavy (GVW of 16 metric tons and above). The technologies and production systems utilized in the heavy and medium segments of the market require more specialized engineering than those used in the light segment of the market (which has many engineering and design characteristics in common with the automobile industry). In addition, operators of heavy trucks often require vehicles with a higher degree of customization than the more standardized products that serve the light and medium commercial vehicle market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage and/or distribution.

The regional variation in demand for commercial vehicles is influenced by differing economic conditions, levels of infrastructure development and geographical region, all of which lead to differing transport requirements.

Medium and heavy truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in higher capacity vehicles and renew vehicle fleets. The product life cycle for medium and heavy trucks typically covers a seven to ten-year period.

Although economic cycles have a significant influence on demand for medium and heavy vehicles in emerging economies, the processes of industrialization and infrastructure development have generally driven long-term growth trends in these countries. As a country’s economy becomes more industrialized and its infrastructure develops, transport requirements tend to grow in response to increases in production and consumption. Developing economies, however, tend to display volatility in short-term demand resulting from government intervention, changes in the availability of financial resources and protectionist trade policies. In developing markets, demand for medium and heavy trucks increases when it becomes more cost-effective to transport heavier loads, especially as the infrastructure—primarily roads and bridges—becomes capable of supporting heavier trucks. At the same time, distribution requirements tend to grow in these markets, resulting in increased demand for light vehicles.

Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so in the future. Demand for services and service-related products, including parts, is a function of the number of vehicles in use. Although the demand tends to decrease during periods of economic stagnation or recession, the after-sales market is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as the Trucks and Commercial Vehicles Segment.

Commercial vehicle markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle, and are important factors in an operator’s purchase decision. Additional competitive factors include the manufacturer’s ability to address customer transport requirements, driver safety, comfort and brand loyalty through the vehicle design.

In addition to its traditional European markets, the Segment has placed particular focus on development in Latin America and in Asia-Pacific.

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In South America, particularly in Brazil, Trucks and Commercial Vehicles intends to expand its presence through an increasingly extensive and technologically advanced product offering.

In APAC, the Trucks and Commercial Vehicles Segment focused its presence in China, where the market was up 1.8%, and its joint venture operations sales were up 17.5% compared to the previous year. This is the result of both working with local partners in terms of industrial efficiency and the acceptance of the vehicles in the Chinese market.

Buses

The global bus market is organized by missions, from city & intercity transport to tourism purposes, with a capacity ranging from 7 up to 150 seating/standing passengers. The Iveco Bus (previously Iveco Irisbus) target market includes urban, intercity buses and long-distance touring coaches. Operators in this market include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those like Iveco Bus that produce the entire vehicle.

A major player in the field of public transport, and one of the leading bus and coach manufacturers in the world, Iveco Bus designs, manufactures and markets a broad range of vehicles that meets all the needs of public and private operators:

•	school, intercity and tourism coaches;

•	standard and articulated city buses, including Bus Rapid Transit dedicated versions, with a well-established leadership in clean technologies such as CNG and Hybrids;

•	minibuses for all passenger transport missions;

•	chassis for bodybuilders all over the world. This allows the Segment to develop business through acquisitions or local agreements with major body manufacturers.

The Group brands’ key customers in the heavy bus segment are tour and intercity bus service operators, whereas its principal customers in the city bus segment are the transport authorities in small and large urban areas.

Deregulation and privatization of transport services in many markets has favored concentration towards large private companies operating in one country, in more than one neighboring countries or at an international level. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing. Deregulation and privatization have also increased competition between large transport service companies, raising the level of vehicle use and increasing the choice of brands for operators in the sector.

Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting process, tender rules and buses production lead time. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing.

In addition to the Iveco Bus brand, CHN Industrial owns also a second bus brand, Heuliez Bus, the French city bus specialist. Heuliez Bus’ 80 years history is synonymous with high-quality and innovative features in the field of urban transport.

Powertrain

The dynamics of the industrial powertrain business vary across the different market segments in which the various propulsion systems are used, and in many cases are particularly influenced by emission requirements. For vehicle and equipment applications, product development is driven by regulatory factors (i.e., legislation on emissions and, increasingly, CO2 emissions), as well as the need to reduce total operating costs. This, in turn, translates into customers seeking more efficient and more performing propulsion systems that enable lower total cost of ownership and higher productivity.

For on-road applications in fully developed markets, where economy and infrastructure drive demand for local and haulage transportation, light duty engines (below 3.9 liters) and heavy duty engines (above 8 liters in displacement) constitute the majority of demand, while medium engines (3.9-8 liters in displacement) cover the majority of needs in developing markets.

In the bus market, demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas and hybrid solutions).

For the off-road market, engines in the 50 hp to 300 hp output range are dominant in all major markets worldwide, with demand for high-power engines predominantly in the European and American markets. Demand for off-road applications in the construction business is driven by general economic factors and the level of public investments in infrastructure, which affects the need for replacement of old equipment and investments in more innovative solutions to boost productivity. The demand for off-road applications in the agricultural business is affected by similar drivers as the construction business, and is in addition dependent on the level of net farm income.

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The Group believe that the evolution in emission regulations in Europe, the U.S. and Asia (Euro VI, Stage IV and Tier 4B) presents an opportunity for Powertrain to gain competitive advantage through top level performance derived from technological solutions developed for engines and after-treatment systems (such as its High Efficiency SCR technology). The increasing trend among middle-sized original equipment manufacturers (“OEMs”) to outsource engine development, as a result of the significant R&D expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers. This is furthermore strengthened by the need of some engine manufacturers to supplement their available range with certain engines sourced from third-party suppliers.

The on-road market has some minimal local fluctuation during the year, tempered by the geographical distribution of Powertrain’s customer base, while the off-road market usually has a seasonal decline between November and January.

AGRICULTURAL AND CONSTRUCTION EQUIPMENT

Agricultural and Construction Equipment Segment is a global, full-line manufacturer in both the agricultural and construction equipment industries, with leading positions in many significant geographic and product categories in both of these industries. The Segment’s global scope and scale includes integrated engineering, manufacturing, marketing and distribution of equipment on five continents.

Agricultural and Construction Equipment markets its products globally through two highly recognized brand families, Case and New Holland. Case IH Agriculture (along with Steyr in Europe) and New Holland Agriculture make up the agricultural equipment brand family. Case and New Holland Construction make up the construction equipment brand family.

Agricultural and Construction Equipment also offers a range of financial products and services to dealers and customers in North America, Brazil, Australia and Western Europe. The principal products offered are retail financing for the purchase or lease of new and used Segment’s equipment and wholesale financing to dealers.

As of December 31, 2013, 35,605 employees and 35 manufacturing plants (and further 3 plants operated under joint ventures) pertained to the Segment and the relevant products were distributed in approximately 170 countries through a network of approximately 9,400 dealers and distributors.

Products

Agricultural Equipment

The product lines of the Agricultural Equipment business are sold primarily under the Case IH and New Holland brands and under the Steyr brand in Europe. In addition, a large number of light construction equipment products are sold to agricultural equipment customers.

In order to capitalize on customer loyalty to dealers and the Segment’s brands, relative distribution strengths and historical brand identities, the Segment will continue to use the Case IH (and Steyr for tractors in Europe only) and New Holland brands. The Group believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.

Although the new generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation.

Distinctive features that are specific to a particular brand such as the Supersteer® axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and front axle mounted hitch for Steyr remain an important part of each brand’s unique identity.

The Agricultural Equipment business product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment and sprayers. It also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. The brands each offer a complete range of parts and support services for all of their product lines. The Segment’s agricultural equipment is sold with a limited warranty that typically runs from one (1) to three (3) years.

Construction Equipment

The Construction Equipment business product lines are sold primarily under the Case and New Holland Construction brands. Case provides a wide range of products on a global scale, including a crawler excavator that utilizes technology from Sumitomo. The New Holland Construction brand family also markets a full product line of construction equipment in most regions.

The products often share common components to achieve economies of scale in manufacturing, purchasing and development. The Segment differentiates these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.

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Heavy construction equipment product lines include crawler and wheeled excavators, wheel loaders, graders and dozers for all applications. Light construction equipment product lines include backhoe loaders, skid steer and tracked loaders, mini and midi excavators, compact wheel loaders and telehandlers. The brands each offer a complete range of parts and support services for all of their product lines. Construction Equipment’s products are sold with a limited warranty that typically runs from one (1) to two (2) years.

Effective December 31, 2012 the initial term of global alliance with Kobelco Construction Machinery Co. Ltd (“KCM”) and Kobe Steel Ltd (“KSL”) expired and the Group entered a new phase of non-exclusive licensing and supply agreements. Subject to the terms of existing agreements, the Group will continue to manufacture excavators, based on current Kobelco technology, in the Segment’s plants and purchase select models of whole goods from KCM as well as component parts until at least December 31, 2017. With the end of the initial term of the global alliance, Agricultural and Construction Equipment sold its 20% ownership interest in KCM to KSL and unwound the co-ownership with KCM of certain companies formed in connection with the global alliance. In addition, the territory and marketing restrictions in the Americas and EAME and CIS (Europe, Africa, Middle East and the Commonwealth of Independent States) expired on December 31, 2012 and such restrictions expired in Asia Pacific on July 31, 2013. The Group continues to evaluate its Construction Equipment business with a view toward increasing efficiencies and profitability as well as evaluating its strategic alliances to leverage its position in key markets.

Financial Services

The financial service business for Agricultural and Construction Equipment (“AG & CE Financial Services”) offers a range of financial products and services to dealers and customers in North America, Brazil, Australia and Europe. The principal products offered are retail financing for the purchase or lease of new and used Segment’s agricultural and construction equipment and wholesale financing to dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to purchase and maintain a representative inventory of products. In addition, Financial Services provides financing to dealers for equipment used in dealer owned rental yards, parts inventory, working capital and other financing needs. In addition, AG & CE Financial Services purchases equipment from dealers that is leased to retail customers under operating lease agreements. As a captive finance business, AG & CE Financial Services is reliant on the operations of the Agricultural and Construction Equipment Segment, its dealers, and end-use customers. As of December 31, 2013, AG & CE Financial Services managed a portfolio of receivables of approximately US$21.0 billion. North America accounts for 63% of the managed portfolio, Western Europe 19%, Brazil 13% and Australia 5%. In some regions, AG & CE Financial Services also provides insurance, commercial revolving accounts and other financial products and services to end-use customers and its dealer network.

In North America, the activity is carried out through wholly-owned financial services companies that support sales through dealer and end-customer financing, as well as operating leases.

In Europe, end-customer financing is primarily managed through CNH Industrial Capital Europe S.a.S. (the former CNH Capital Europe), a joint venture with BNP Paribas Group (49.9% owned by CNH Industrial N.V. and accounted for under the equity method) that operates in Italy, France, Germany, Belgium, the Netherlands, Luxembourg, the UK, Spain and Austria. Vendor programs with banking partners are also in place in France, Portugal, Denmark and Poland.

Dealer financing and end-customer financing activities not managed by the joint venture with BNP Paribas are managed through captive financial services subsidiaries.

In Brazil, the captive financial services company Banco CNH Capital S.A. offers both dealer and end-customer financing. For end-customer financing, the company mainly serves as intermediary for funding provided by the Banco Nacional de Desenvolvimento Economico e Social (BNDES), a federally-owned company connected to the Brazilian Ministry of Development, Industry and Foreign Trade. Vendor programs offered jointly with banking partners are also in place.

In Australia, Agricultural and Construction Equipment offers dealer and end-customer financing through a captive financial services company.

AG & CE Financial Services supports the growth of Agricultural and Construction Equipment sales and builds dealer and end-user loyalty. The Segment’s strategy is to grow a core financing business to support the sale of its equipment by improving its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. The Group works to develop and structure financial products with the objective of increasing equipment sales and generating AG & CE Financial Services’ income. AG & CE Financial Services also offers products to finance third party equipment sold through Agricultural and Construction Equipment dealer network or within the core businesses of agricultural or construction equipment. Financed third party equipment includes used equipment taken in trade on the Segment’s agricultural and construction equipment products or equipment used in conjunction with or attached to the Segment’s equipment.

Finance Operations

AG & CE Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to the agricultural equipment and construction equipment businesses. This distinction allows the Segment to reduce risk by deploying industry-specific expertise in each of these businesses. Agricultural and Construction equipment provides retail financial products primarily through its dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting.

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The terms for financing equipment retail sales (other than smaller items financed with unsecured revolving charge accounts) typically provide for retention of a security interest in the equipment financed. AG & CE Financial Services guidelines for minimum down payments for both agricultural and construction equipment generally range from 15% to 30% of the actual sales price, depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in other sales promotions. AG & CE Financial Services generally receives compensation from Agricultural and Construction Equipment businesses equal to a competitive interest rate for periods during which finance charges are waived or reduced on the retail notes or leases. The cost is accounted for as a deduction in arriving at net sales for the Agricultural and Construction Equipment businesses.

Dealer Financing

AG & CE Financial Services provides wholesale floor plan financing for nearly all of Agricultural and Construction Equipment dealers, which allows them to acquire and maintain a representative inventory of products. AG & CE Financial Services also provides some working capital and real estate loans on a limited basis. For floor plan financing, Agricultural and Construction Equipment Segment generally provide a fixed period of “interest free” financing to their dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. After the “interest-free” period, if the equipment remains in dealer inventory, the dealer pays interest costs. AG & CE Financial Services generally receives compensation from Agricultural and Construction Equipment Industrial Activities equal to a competitive interest rate for the “interest-free” period.

A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, AG & CE Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment financed. Dealer credit agreements generally include a requirement to repay the particular loan at the time of the retail sale. AG & CE Financial Services employees or third-party contractors conduct periodic stock audits at each dealership to confirm that financed equipment is still in inventory. These audits are unannounced and the frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

Sources of Funding

The long-term profitability of AG & CE Financial Services activities largely depends on the cyclical nature of the agricultural and construction equipment industries, interest rate volatility and the ability to access funding on competitive terms. AG & CE Financial Services funds its operations and lending activity through a combination of term receivable securitizations, committed asset-backed and unsecured facilities, secured and unsecured borrowings asset sales, affiliated financing and retained earnings. The Group will continue to evaluate alternative funding sources to help ensure that AG & CE Financial Services maintains access to capital on favorable terms in support of this business, including through new funding arrangements, joint venture opportunities, vendor programs or a combination of the foregoing.

Historically, AG & CE Financial Services has periodically accessed the public financial markets and asset-backed securities markets in the United States, Canada and Australia, as part of its wholesale, retail and revolving charge account financing programs when those markets are available and offer funding opportunities on competitive terms. The Segment’s ability to access these markets will depend, in part, upon general economic conditions, legislative changes and the Segment’s financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries that Agricultural and Construction Equipment serves.

Product Innovation

Agricultural and Construction Equipment continuously reviews opportunities for the expansion of its product lines and the geographic range of its activities. The Segment is committed to improving product quality, reliability and productivity using, among other things, a Customer Driven Product Definition process to create solutions based on customer needs and to delivering the greatest competitive advantage. These improvements include continuing engine development, combining the introduction of new engines to meet stricter emissions requirements with additional innovations anticipated to refresh its product line. In addition, Agricultural and Construction Equipment’s product enhancements and innovations coupled with its initiatives to improve dealer and customer support should enable the segment to more fully capitalize on its market leadership positions in significant geographic markets and product categories.

Case IH

Case IH released completely redesigned Precision Disk single-disk air drills, which deliver best-in-class seed placement accuracy for a wide array of crops.

In the first quarter of 2013, Case IH unveiled new features on its 2013 Axial-Flow combine lineup, including a redesigned cab – already recognized as the largest and quietest in the industry.

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In May, Case IH won the Gold Gerdau “Best of the Land” trophy at Brazil’s Agrishow for its revolutionary new Multi-Row sugarcane harvester which gives farmers the ability to harvest sugarcane with various row spacings.

At the Farm Progress Show in Decatur, Illinois, Case IH launched 18 new tractor models in North America that meet the upcoming Tier 4B off-road emissions standards. Among these models are the highest horsepower tractors available on the market today with the Steiger Quadtrac 620 and new models of the Magnum and Maxxum tractors. Case IH is the first and only agricultural equipment manufacturer to use Selective Catalytic Reduction (SCR) technology alone to meet strict Tier 4B emissions standards, while offering customers best overall fuel efficiency.

At the Bauma show in Germany, Case IH launched the 370 CVX Magnum, the most powerful model in the Case IH range of conventional, rigid-chassis tractors.

In Brazil, Case IH was named “Most Desired Brand” in the category “Agricultural Machinery” by the country’s automotive and capital equipment association FENABRAVE.

At the Agritechnica trade show in Germany, Case IH launched more than 20 new products for the European market including five new tractor series. At the show, the Case IH Quadtrac 620 was named “Machine of the Year 2014” in the XXL tractor category.

New Holland Agriculture

At the SIMA trade show in Paris, New Holland launched the new Tier 4A/Stage IIIB emissions compliant T6 Auto Command tractor range, equipped with continuously variable transmission.

On June 18, New Holland Agriculture celebrated the milestone of the 250,000th tractor manufactured in its Greater Noida facility, in India.

In EMEA, New Holland Agriculture launched the new CX7000 and CX8000 Elevation Super Conventional combines, featuring the Opti-Speed™ strawwalker technology, the Opti-Clean™ system and the SmartTrax™ rubber track system; as well as the new Roll-Belt™ round balers delivering higher baling capacity and better feeding ability in a wide range of crops and baling conditions.

At the Farm Progress Show, New Holland launched the new Tier 4B T7, T8 and T9 high horsepower tractors, featuring the ECOBlue™ HI-eSCR technology.

At the Agritechnica trade show, New Holland launched several additional tractors models, as well as material handling and harvesting equipment. The six model T8 Auto Command series tractors, introduced in Europe, were also honored with the “Machine of the Year 2014” award. The brand also received two Agritechnica Silver Medals for the Opti-Speed™ strawwalkers and the Cornrower header.

Case Construction

Case Construction globally launched the new M Series dozers. The five new models (750M, 850M, 1150M, 1650M, 2050M) represent a complete redesign of the product line.

In North America, Case delivered two important heavy equipment initiatives: ProCare machine support and the SiteWatch telematics solutions (SiteWatch has also been deployed in Europe).

Case Construction introduced its new Tier 4A/Stage IIIB 521F wheel loader in the North American market. Case also introduced several Tier 4B/Stage IV emission requirement compliant models, including the Alpha Series skid steer loader.

Two new midi crawler excavators were introduced at the American Public Works Association (APWA) exposition in North America: the CX75C SR and CX80C were launched as new C Series excavators and the CX75C SR received one of Rental Magazine’s “Top Products of 2013” awards, as well as being included in the “Top Rollouts of 2013” list by Better Roads magazine.

The SR210 skid steer loader has been named as one of the “Most Innovative Products of 2013” by North American Compact Equipment and Utility Contractor magazine in December.

In China, Case received the coveted “Golden Award for Best Application” for its WX210 wheeled excavator with hydraulic lifting cab at the “Top 50 Awards”, the most prestigious recognition in China’s construction equipment industry.

In Latin America, Case launched the 321E compact wheel loader and then expanded its wheel loader range upwards, with the introduction in Brazil of model 1021F, meant for mining and infrastructure segments.

New Holland Construction

New Holland Construction globally introduced the new C Series dozers. The three new models (D125C, D150C, D180C), redesigned from the ground up, make a complete break from the previous generation.

New Holland Construction began presenting its lineup of Tier 4B/Stage IV emission compliant equipment to the markets with the launch of four new models of its 200 Series skid steer loader in North America, and two models of its E Series midi excavator in Europe.

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New Holland Construction introduced new products at the Green Industry and Equipment Expo (GIE+EXPO) in North America, including the new Tier 4B L221 skid steer and the C227 compact track loader.

New Holland completed the introduction of its new crawler excavator range in Europe with three Tier 4A/Stage IIIB compliant short radius models, which feature the patented integrated noise and dust reduction system.

In Europe, New Holland launched a new version of the W170C wheel loader for the recycling industry, equipped with a new heavy duty cooling box and a full package of protections.

Sales and Distribution

Agricultural and Construction Equipment sells and distributes products through approximately 9,400 full-line dealers and distributors in approximately 170 countries. The Segment’s dealers are almost all independently owned and operated. Dealers typically sell either agricultural or construction equipment, although some dealers sell both. Construction equipment dealers tend to be fewer in number and larger in size than agricultural equipment dealers. In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, products are generally distributed directly through the independent dealer network. In the rest of the world, products are initially sold to independent distributors who then resell them to dealers, in order to take advantage of their knowledge of the market and minimize marketing costs.

Consistent with its brand promotion program, Agricultural and Construction Equipment generally seeks to have dealers sell a full product range (such as tractors, combines, hay and forage equipment, crop production equipment and parts). Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand is not part of the Segment’s business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand.

Exclusive, dedicated dealers generally provide a higher level of market penetration. Some dealers in the United States, Germany and Australia may sell more than one brand of equipment, including models manufactured by the Group’s competitors. Elsewhere, dealers generally do not sell products that compete with the Segment’s products, but may sell complementary products manufactured by other suppliers in order to complete their product offerings, or where there was a historical relationship with another product line that existed before that product was available through the Segment, or to satisfy local demand for a particular specialty product.

A strong dealer network with wide geographic coverage is a critical element in the success of Agricultural and Construction Equipment. The Segment works to enhance its dealer network through the expansion of its product lines and customer services, including enhanced financial services offerings, and an increased focus on dealer support. To assist dealers in building rewarding relationships with their customers, focused customer satisfaction programs have been introduced and it is expected to incorporate customer input into the relevant product development and service delivery processes.

As the equipment rental business becomes a more significant factor in both agricultural and construction equipment markets, Agricultural and Construction Equipment is continuing to support its dealer network by facilitating sales of equipment to the local, regional and national rental companies through its dealers as well as by encouraging dealers to develop their own rental activities. A strong dealer service network is required to maintain the rental equipment and to help ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. Agricultural and Construction Equipment has launched several programs to support its dealer service and rental operations, including training, improved dealer standards, financing, and advertising. As the rental market is a capital-intensive sector and sensitive to cyclical variations, the Segment expands such activities gradually, with special attention to managing the resale of rental units into the used equipment market by its dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.

CNH Industrial believes that it is generally more cost-effective to distribute its agricultural and construction equipment products through independent dealers, although Agricultural and Construction Equipment maintains a limited number of company-owned dealerships in some markets. As of December 31, 2013, the Segment operated 12 company-owned dealerships, primarily in North America and Europe. The Segment also operates a selective dealer development program in territories with growth potential but underdeveloped representation by its agricultural and construction equipment brands that typically involve a transfer of ownership to a qualified operator through a buy-out or private investments after a few years.

Parts and Services

The quality and timely availability of parts and services are important competitive factors for Agricultural and Construction Equipment businesses, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. The Segment supplies a complete range of parts, many of which are proprietary, to support items in current product line as well as for products sold in the past. Many of the products Agricultural and Construction Equipment sells have economically productive lives of up to 20 years when properly maintained, each unit sold has the potential to produce a long-term parts and services revenue stream for both the Segment and its dealers.

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As of December 31, 2013, Agricultural and Construction Equipment operated and administered 32 parts depots worldwide, either directly or through arrangements with warehouse service providers. This network includes 10 parts depots in North America, 8 in Europe, 3 in Latin America and 11 in Asia/Pacific (4 in China, 3 in India, 2 in Australia, 1 in Russia and 1 in Uzbekistan). These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. These parts depots and the Segment’s parts delivery systems provide customers with access to substantially all of the parts required to support the products the Segment sells.

In December 2009, a 50/50 joint venture, CNH Reman LLC, was formed for full-scale remanufacturing and service operations in the United States. The joint venture primarily remanufactures engine, engine components, driveline, hydraulic, rotating electrical and electronic products. The joint venture is focused on serving the North American agricultural and construction equipment industries. Remanufacturing is a way to support sustainable development and gives customers the opportunity to purchase high quality replacement assemblies and components at reduced prices.

Joint Ventures

As part of a strategy to enter and expand in new markets, the Group is also involved in several commercial joint ventures, including the following:

•	the Group owns 50% of New Holland HFT Japan Inc. (“HFT”), which distributes its products in Japan. HFT imports and sells the full range of New Holland agricultural equipment;

•	in Pakistan, the Group owns 43% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors;

•	in Turkey, the Group owns 37% of Turk Traktor ve Ziraat Makineleri A.S., which manufactures and distributes various models of both New Holland and Case IH tractors; and

•	in Mexico, the Group owns 50% of CNH de Mexico S.A. de C.V., which manufactures New Holland agricultural equipment and distributes equipment for all of the Segment’s major brands through one or more of its wholly-owned subsidiaries.

In December 2013, the Group acquired full ownership of CNH-Kamaz Industrial B.V. and CNH-Kamaz Commercial B.V., two consolidated joint ventures formed in 2010 in Russia to manufacture, distribute and service certain New Holland agricultural and construction equipment for the Russian market. The Group owned 50% of CNH-Kamaz Industrial B.V. and 51% of CNH-Kamaz Commercial B.V. before the transaction.

Competition

The agricultural and construction equipment industries are highly competitive. The Agricultural and Construction Equipment Segment competes with: (i) large global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, (ii) manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, (iii) regional full-line manufacturers that are expanding worldwide to build a global presence, and (iv) local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

The Group believes having a number of competitive strengths that enable it to improve its position in markets where it is already well established while it directs additional resources to markets and products with high growth potential. The competitive strengths of Agricultural and Construction Equipment include well-recognized brands, a full range of competitive products, a strong global presence and distribution network, and dedicated financial services capabilities.

The Group believes that multiple factors influence a buyer’s choice of agricultural and construction equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The Segment continually seeks to improve in each of these areas, but focuses primarily on providing high-quality and high-value agricultural and construction equipment products and supporting those products through its dealer networks. In both the agricultural and construction equipment industries, buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.

The efficiency of the manufacturing, logistic and scheduling systems of Agricultural and Construction Equipment depends on forecasts of industry volumes and its share of industry sales, which is predicated on its ability to compete successfully with others in the marketplace. The Segment competes on the basis of product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, but actions taken to maintain its competitive position in challenging market conditions could result in lower than anticipated price realization.

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The financial services industry is highly competitive. AG & CE Financial Services competes primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. AG & CE Financial Services’ ability to compete successfully depends upon, among other things, the availability and competitiveness of funding resources, developing competitive financial products and services, and licensing or other governmental regulations.

Agricultural and Construction Equipment principal competitors in the agricultural equipment market are John Deere, AGCO (including the Massey Ferguson, Fendt, Valtra and Challenger brands), Claas, the Argo Group (including the Landini, McCormick and Valpadana brands), the Same Deutz Fahr Group (including the Same, Lamborghini, Hurlimann and Deutz brands) and Kubota. The principal competitors in the construction equipment market are Caterpillar, Komatsu, JCB, Hitachi, Volvo, Terex, Liebherr, Doosan and John Deere.

TRUCKS AND COMMERCIAL VEHICLES

The Trucks and Commercial Vehicles Segment designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through its Iveco brand, commuter buses and touring coaches through the Iveco Bus and Heuliez Bus brands (previously Iveco Irisbus), quarry and mining equipment through Iveco Astra, and firefighting vehicles through the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand. Trucks and Commercial Vehicles offers customers worldwide after-sales support and advanced financial services solutions for the purchase, lease or rental of its vehicles.

Trucks and Commercial Vehicles has a long tradition of innovation for both vehicles and engines (being the first manufacturer to introduce turbo on its entire range of diesel engines, the first to use common-rail technology and the first to launch Euro V-compliant vehicles). The Segment’s vehicles offer the latest technologies from Powertrain Segment, applied to a comprehensive range of diesel and alternative engines, including natural gas (compressed and liquid), biofuel and hybrid technologies and electric propulsion engines.

As of December 31, 2013, Trucks and Commercial Vehicles had 27,246 employees, operated 17 manufacturing plants in 10 countries (primarily in Europe, Latin America and Australia), and had 16 R&D centers. The Trucks and Commercial Vehicles Segment’s products are also manufactured at 12 other plants (mainly in China and Russia) operated by joint ventures. Through 2,939 sales centers and 4,782 service centers in over 160 countries, the business can provide support in any geographic area where its vehicles are at work.

In addition to its traditional European markets, Trucks and Commercial Vehicles has placed particular focus on development in Latin America, and in particular Brazil, where Trucks and Commercial Vehicles intends to expand its presence through an increasingly extensive and technologically advanced product offering. In China, Trucks and Commercial Vehicles has focused on the expansion of its product range to increase its presence in the domestic market, with an offer of high quality products, as well as exporting production from its local joint ventures to other markets. Africa represents an important investment area in the Group’s global strategy, where Trucks and Commercial Vehicles competes with a full range of models engineered for the local market and is building in South Africa a new assembly facility for medium and heavy range trucks and buses.

Businesses

Trucks and Commercial Vehicles

Trucks and Commercial Vehicles is one of the world leaders in road transportation. Under the Iveco brand, the trucks and commercial vehicles business offers a range of light, medium, and heavy trucks and commercial vehicles for both on-road and off-road use. The key players in its product line-up are the Daily, a vehicle that covers the 2.8 – 7 ton vehicle weight segment, the Eurocargo from 6 – 16 tons, the Trakker (dedicated to off-road missions) and the Stralis, both over 16 tons. The product offering is complemented by a series of aftersales, financing and used vehicle assistance services.

Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, off-road trucks for use in quarries and other work sites. Iveco also offers shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for holiday travel.

The medium and heavy vehicles product lines include on-road chassis cabs designed for medium and long distance hauling and distribution. Medium GVW off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in any climate and on any terrain and are typically used to transport construction plant and materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.

Trucks and Commercial Vehicles is the only producer to offer ecological diesel and natural gas engines on its entire range of vehicles and was the first full-line commercial vehicle manufacturer to make a substantial investment in natural gas technology, developing engines with specific components and configurations optimized for use with CNG and LNG.

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Buses

Under Iveco Bus and Heuliez Bus brands, the Segment offers a complete range of local and inter-city commuter buses, minibuses, school buses and tourism coaches, with around 9,400 units sold in 2013.

The rebranding from the former Iveco Irisbus brand will strengthen identification of the bus range of products with the Segment’s other international activities.

Iveco Bus is one of the major European manufacturers in the passenger transport sector and is steadily expanding its activities globally, with a presence in more than 40 countries. This result has been achieved through continuous investment in research and development and the use of cutting-edge manufacturing technologies. A distinctive trait that sets Iveco Bus apart in its sector is its approach to innovation and testing, which for years has been conducted in close collaboration with public transport operators on alternative fuels and new vehicle concepts, focusing particularly on environmental impact, passenger comfort and operating costs.

Founded more than 90 years ago by Louis Heuliez, the company that carries his name started by manufacturing coaches, and later began producing buses for urban transport in the 1970s. Since then, Heuliez Bus has continued to grow, becoming a leader in France for the urban bus market. Today, it is a premium brand in the sector, operating according to its corporate strategy and strengths: creativity, innovation, quality, attention to customer needs and sustainability. With its headquarters in France, Heuliez Bus is also present in Spain, Switzerland, Belgium, Luxembourg and the Netherlands.

Specialty Vehicles

Magirus — For about 150 years, Magirus has manufactured vehicles designed to respond to natural disasters and civil emergencies, such as fires, floods, earthquakes and explosions. Magirus was established in 1864 by Conrad Magirus, commander of the fire brigade in Ulm, Germany and inventor of the first-ever fire-fighting ladder. Today Magirus is one of the major groups in the global fire-fighting and emergency-response vehicles. The brand collaborates actively with fire fighters and emergency workers around the world, seeking to develop the most advanced and reliable technological solutions.

Iveco Astra — Founded in 1946, the Astra brand has been owned by Trucks and Commercial Vehicles since 1986. Iveco Astra builds vehicles that can enter the most inaccessible quarries and mines and move large quantities of material, such as rock or mud, and perform heavy-duty tasks in extreme climatic conditions. The product range includes mining and construction vehicles, rigid and articulated dump trucks, and special vehicles.

Iveco Defence Vehicles — Iveco Defence Vehicles produces and sells purpose-built vehicles for defense and civil protection applications. The brand offers advanced anti-ballistic, anti-mine and other life-saving technology, together with maximum mobility in extreme circumstances.

Financial Services

Trucks and Commercial Vehicles offers direct financial services in Europe and Russia. In Latin America and China financial services were provided through the companies of Fiat Group. Starting from January 2014, Latin America is directly managed by CNH Industrial Financial Services.

In Spain, financial services are managed by Transolver Finance Establecimiento Financiero de Credito S.A. (a 50/50 joint venture with the Santander group) which is accounted for under the equity method. The company offers both retail and dealer financing services.

In January 2014, CNH Industrial N.V. and BNP Paribas Leasing Solutions, the two shareholders of CNH Industrial Capital Europe, have agreed on the extension of the joint ventures services to CNH Industrial Group’s Truck and Commercial Vehicles Segment in Italy, Germany, France, the United Kingdom and other major European markets. This extension has been approved by the French banking regulatory authority (ACPR). As a result of this increase in scope, CNH Industrial Capital Europe is now the captive finance company for all the current CNH Industrial Group business in major European countries, offering also to Trucks and Commercial Vehicles customers access to tailored financing and leasing services.

In Eastern Europe, the activity is managed by fully-consolidated captive financial services companies.

Trucks and Commercial Vehicles Financial Services (here “Truck & CV Financial Services”) offers a range of financial services to dealers and end-customers in the various regions in which it operates. The principal products offered are lease and retail financing for the purchase of the Segment’s new and used vehicles. In addition, Truck & CV Financial Services purchases mainly from dealers vehicles that are leased to retail customers under operating lease agreements. In some jurisdictions, Truck & CV Financial Services also provides insurance and other financial products and services to end customers and its dealer network. Additionally, Truck & CV Financial Services offers wholesale financing to dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to purchase and maintain a representative inventory of products and spare parts. Truck & CV Financial Services offers also a dedicated factoring facility on the trade receivables originated by the manufacturer.

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As a captive finance company, Truck & CV Financial Services is reliant on the operations of Trucks and Commercial Vehicles, its dealers, and end-use customers. As of December 31, 2013, Truck & CV Financial Services managed a portfolio of receivables of approximately €3.8 billion, mainly concentrated in Europe and Russia.

The contraction in business volumes experienced in 2013 did not adversely impact the number of new vehicles financed, in line with 2012 performance.

For fully-consolidated financial services companies and the Spanish joint venture, 12,962 new vehicles were financed in 2013, compared to 13,161 vehicles in 2012, with a penetration rate of 21.0%, in line with the previous year (21.0% in 2012). Total vehicles financed reached 17,524 (18,638 in 2012) including buses and other used vehicles.

The financial services business supports the growth of Truck and Commercial Vehicle sales and builds dealer and end-user loyalty. Truck and Commercial Vehicles strategy is to grow, also through partnerships and JVs, a core financing business to support the sale of its vehicles by improving its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. Truck & CV Financial Services operates to develop and structure financial products with the objective of increasing vehicle sales and generating financial services income. Truck & CV Financial Services also offers on a limited basis products to finance non-segment vehicles and equipment sold through Trucks and Commercial Vehicles’ dealer network. Financed non-segment vehicles and equipment includes used vehicles taken in trade on Trucks and Commercial Vehicles products or equipment used in conjunction with its vehicles.

Customer Financing

Truck & CV Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to the trucks and commercial vehicles business. This distinction allows Truck & CV Financial Services to reduce risk by deploying industry-specific expertise in its business. Truck & CV Financial Services provides retail financial products primarily through Trucks and Commercial Vehicles dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing vehicles retail sales typically provide for retention of a security interest in the vehicles financed.

Dealer Financing

Truck & CV Financial Services provides wholesale floor plan financing for nearly all of its dealers, which allows them to acquire and maintain a representative inventory of products. For floor plan financing, the Trucks and Commercial Vehicles Segment generally provides a fixed period of “interest-free” financing to the dealer. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. After the “interest-free” period, if the equipment remains in dealer inventory, the dealer pays interest costs. Truck & CV Financial Services generally receives compensation from the Trucks and Commercial Vehicles Industrial Activities equal to a competitive interest rate for the “interest-free” period.

A wholesale underwriting group reviews dealer financials and payment performance to establish credit lines for each dealer. In setting these credit lines, Truck & CV Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment financed or by other collateral. Dealer credit agreements generally include a requirement to repay the particular loan at the time of the retail sale. Truck & CV Financial Services employees or third-party contractors conduct periodic stock audits at each dealership to confirm that financed equipment is still in inventory. The frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

Sources of Funding

The long-term profitability of Trucks & CV Financial Services’ activities largely depends on the cyclical nature of the trucks and commercial vehicles industries, interest rate volatility and the ability to access funding on competitive terms.

Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments in support of its business, including through new funding arrangements, joint venture opportunities, vendor programs or a combination of the foregoing.

Wholesale business is funded mainly through securitization programs and factoring facilities, based on the revolving sale of receivables either to a special purpose legal entity or to a bank. Inter-company funding complements these sources of funding.

Retail business is currently funded through unsecured and secured credit facilities as well as inter-company borrowings. Starting from 2014 it will be primarily funded through the joint venture with BNP Paribas Leasing Solutions.

In addition, vendor programs with BNP Paribas provide financing in Germany and France for the new business generation since January 1, 2012.

In December 2013, as scheduled, Trucks & CV Financial Services repaid the residual debt under the secured financing provided by Barclays in 2012, at the end of its joint venture. The repayment was financed by new bi-lateral secured borrowings.

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Innovation and New Products

Product development is based on a series of structured processes, aimed at ensuring that design, development and production methods are oriented toward sustainable mobility, safe and ecological production processes and customer satisfaction. Product innovation is organized around four strategic priorities: the environment, safety, productivity and performance. Process innovation focuses on product development processes, virtual analysis, performance measurement and testing and product-process integration.

During 2013 Trucks and Commercial Vehicles continued to invest in all the key areas of product, service and quality to improve the business, despite the general difficult economic situation.

Trucks and Commercial Vehicles participated at Transpotec Logitec 2013 in Verona, Italy, at the end of February, where Iveco showcased a range of products including the new Euro VI version of the heavy range Stralis Hi-Way, which was named “International Truck of the Year 2013”.

In March, Iveco launched the new medium Vertis HD, which is designed to meet the specific needs of the Brazilian market and forms an important part of the Segment’s commercial strategy. The heavy duty Stralis Hi-Way was also launched in Brazil during the year with three engine variants (440 hp, 480 hp and 560 hp) and three different configurations. Both vehicles are produced at the Group’s plant in Sete Lagoas, Brazil.

In April, the Segment participated in Bauma 2013 in Germany, where it premiered the super heavy duty Astra HHD9 that is designed to operate in the most extreme conditions.

Trucks and Commercial Vehicles was present at Auto Shanghai 2013 in April, where it presented its new line-up of vehicles for the Chinese market. Models showcased included: the new heavy Stralis Hi-Road which is ideally suited to the needs of the Chinese logistics market; the new medium Eurocargo configured for firefighting applications; and the heavy-duty Trakker, which is designed to operate in the most extreme terrain and weather conditions. In addition, the Segment also launched two new models developed through its Chinese joint ventures: the 2013 Naveco Power Daily light vehicle, based on the Iveco Daily platform; and the heavy-duty Iveco 682 on-road tractor designed for transport of coal, concrete and hazardous materials.

In June, the new Stralis Hi-Way was presented at CTT 2013, the construction equipment trade show in Moscow, as well as in Turkey and at the Brisbane Truck Show (BTS) in Australia.

In June, the first Defence Vehicles plant outside of Europe was opened in Sete Lagoas, Brazil, where the Segment produces the Guarani, a VBTP-MR armored vehicle developed in partnership with the Brazilian Army.

At Comtrans 2013 in Moscow in September, the Segment, a leader in the natural gas vehicle segment in Europe, exhibited its entire product lineup complete with the CNG versions of the Daily and Eurocargo.

In September, Naveco (a joint venture with SAIC Group) presented the new mid-size cab Yuejin “Chaoyue”, further expanding the model range which last year was named “Truck of the Year 2013” in China.

In November, Iveco launched the new medium Euro VI Eurocargo in the European market, equipped with Powertrain’s exclusive HI-eSCR technology. Produced at the Iveco plant in Brescia, Italy, the new Euro VI Eurocargo offers all of the traditional features that have led to the model’s success over the years, together with innovative new features, superior power and the optimized fuel efficiency offered by the HI-eSCR technology. With its superior fuel efficiency, maintenance performance and value, the new Euro VI Eurocargo continues as one of the most competitive vehicles in the market, particularly in terms of operating costs.

In Australia, the Segment presented the new Iveco Powerstar 7800, a unique Australian-made product designed for road train applications which is built to withstand the country’s extreme climates and harsh road conditions.

Naveco received the “2013 China Logistics Technology & Equipment Innovation Enterprise” and “2013 China Logistics Technical Equipment Industry Technology Innovation Products” awards for the Power Daily at the 2013 National Conference of Modern Logistics Development, for the efficiency, affordability, safety and innovation of its products.

Bus

The Segment introduced the new Iveco Bus brand. The rebranding from the former Iveco Irisbus brand will strengthen identification of the bus range of products with the Segment’s other international activities. Launch of the Iveco Bus brand coincided with the world premiere of the URBANWAY city bus, the brand’s first Euro VI passenger vehicle, which was presented in May at the UITP World Congress and Mobility & City Transport Exhibition in Geneva.

In October at Busworld in Courtrai, Belgium, the leading European trade fair for the collective passenger transport sector, Iveco Bus presented its latest line-up of buses, equipped with Euro VI engines developed by Powertrain, which offer customers a 5-10% improvement in fuel efficiency.

Sales and Distribution

The Trucks and Commercial Vehicles Segment’s worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches, aimed at providing high quality service combined with a widespread local presence. As of December 31, 2013, Trucks and Commercial Vehicles had 688 dealers globally (of which 20 were directly owned by the Segment and 11 were branches), including 303 in Western Europe, 83 in Eastern

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Europe, 117 in Africa and the Middle East, 65 in Latin America and 120 in the Asia-Pacific region. 532 of those dealers sell trucks and commercial vehicles, 97 sell buses and 59 sell specialty vehicles. All of these dealers sell spare parts for the relevant vehicles. Trucks and Commercial Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality after-sales services.

Continuous strengthening of the sales network is a key element of Trucks and Commercial Vehicles growth strategy. In Western Europe, Eastern Europe and Latin America, continued consolidation of the network is aimed at improving service to customers, increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded in order to fully exploit growth in these markets.

In the United Kingdom, the Segment is one of the few OEMs that sells trucks and commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.

In accordance with European legislation, Trucks and Commercial Vehicles dealers distribution contracts cover a specific reference area (but without any exclusivity in terms of territory) and contain qualitative standards. Under the existing contracts, according to applicable law, Trucks and Commercial Vehicles dealers are allowed to carry multiple brands, even if, as matter of fact, the corporate identity of such dealer is 100% the Trucks and Commercial Vehicles brands.

Parts and Services

The quality and timely availability of parts and services are important competitive factors for the trucks and commercial vehicles business. Trucks and Commercial Vehicles after-sales services contribute to overall dealer and customer satisfaction and are important considerations in a customer’s original equipment purchase decision. Trucks and Commercial Vehicles supplies a complete range of parts, many of which are proprietary, to support items in its current product line as well as for discontinued products.

As of December 31, 2013, Trucks and Commercial Vehicles had approximately 4,800 service outlets (approximately 2,000 of which were in Europe). In addition to Trucks and Commercial Vehicles standard one-year full vehicle warranty and two-year Powertrain warranty, which are extended in certain jurisdictions including the United Kingdom and Germany to match competitors’ practices, Trucks and Commercial Vehicles offers personalized after-sales customer assistance programs under its Elements program.

“Elements” provides a wide range of modular and flexible maintenance and repair contracts as well as warranty extension services to meet a variety of customers’ needs and to support the vehicle’s value over time. Elements maintenance and repair contracts are typically for a period of three (3) to five (5) years and subject to a mileage cap. Benefits of this service include the guaranteed use of original spare parts and the know-how and expertise of Trucks and Commercial Vehicles professional network. Trucks and Commercial Vehicles also offers the Assistance Non-Stop service, which provides customers with access to multilingual professionals 24 hours a day. At its service centers, Trucks and Commercial Vehicles uses advanced diagnostic tools, such as Easy Skite (a sophisticated endoscopic analysis system, that, by means of a small probe, inspects the most inaccessible parts of the vehicle and transmits images in real time, which can also be used remotely by Trucks and Commercial Vehicle Specialists) and Easy Scope (a powerful, latest generation digital oscilloscope that displays changes in variables such as current and voltage over time).

Joint Ventures

In addition to its dealer network, Trucks and Commercial Vehicles is involved in several production and commercial joint ventures, as part of a strategy to enter and expand in emerging markets. These joint ventures include Naveco, a well-established player in the Chinese light and medium truck and commercial vehicle market. Naveco is a 50/50 Chinese joint-venture of Trucks and Commercial Vehicles and the Nanjing Automotive Corporation, a subsidiary of the SAIC Group, which designs, produces and sells daily model and light trucks. A second and more recent Chinese joint-venture is SAIC Iveco Hongyan Commercial Vehicle (SIH), which designs, produces and sells heavy vehicles.

Trucks and Commercial Vehicles also holds an interest in SAIC Fiat Powertrain Hongyan Ltd, a Chinese engine producer controlled by Powertrain Segment (see Powertrain Segment—Joint Ventures) through a joint venture with SAIC Group.

Trucks and Commercial Vehicles has recently set up in South Africa a joint-venture (in which Iveco hold 60% shares) with the LARIMAR Group, a leading South African public transport operator and bus manufacturer, for operating a new assembly facility for medium and heavy range trucks and buses in Rosslyn, South Africa.

Competition

In the trucks and commercial vehicles businesses, factors that influence a customer’s decision to buy a vehicle include product, parts and after-sales service availability, which is supported by the depth of the distribution network, price, features and performance of products; brand loyalty; technological innovations; availability and terms of financing; and resale value. The ability to meet or exceed applicable vehicle emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny, such as Europe and North America.

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Trucks and Commercial Vehicles competes on the basis of product features and performance, customer service, quality and price. The Group believes that the Segment’s competitive strengths include well-recognized brands, competitively priced products, technological innovations, a strong distribution and customer service network and dedicated financing for customers and dealers.

The financial services industry is highly competitive. Truck & CV Financial Services competes primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. Truck & CV Financial Services’ ability to compete successfully depends upon, among other things, funding resources, developing competitive financial products and services and licensing or other governmental regulations.

In the trucks and commercial vehicles business, Iveco brand principally competes with major manufacturers that have similar product offerings such as:

•	Daimler, whose brands include Mercedes-Benz, Mitsubishi Fuso, Freightliner, Western Star and Bharat-Benz (India);

•	MAN, which sells products under the MAN brand;

•	Paccar, whose brands include DAF, Kenworth, Ken Mex and Peterbilt;

•	Scania, which sells products under the Scania brand; and

•	the Volvo Group, which sells products under the Volvo, Renault, MACK and UD Trucks brands.

In the bus business, Iveco Bus and Heuliez Bus’ main competitors are Daimler Buses (Mercedes-Benz and Setra brands), Volvo Bus Corporation, MAN (MAN and Neoplan brands) and Scania. In the firefighting business, Magirus’ principal competitor worldwide is Rosenbauer International AG. Iveco Defence Vehicles’ principal competitors are Rheinmetall, Oshkosh, Navistar, Nexter, General Dynamics, BAE Systems for defense; Mercedes Benz, MAN in the trucks business. In the heavy duty equipment business, Iveco and Iveco Astra’s principal competitors are Caterpillar Inc. and The Volvo Group.

POWERTRAIN

Powertrain is engaged in the development, production and distribution of propulsion systems for commercial and industrial applications, both on- and off-road, as well as engines for marine applications and power generation.

Powertrain’s strategy is focused on achieving technological excellence through continuous research and development of new technologies, reducing emissions and fuel consumption, and expanding sales to third party customers.

As of December 31, 2013, Powertrain has 10 manufacturing sites, and 6 R&D centers. In recent years Powertrain has developed a significant presence in the emerging markets, particularly in Brazil, Argentina and China. The Segment offers a complete range of products worldwide. As of December 31, 2013, it had 8,232 employees.

Products

Engines

Powertrain’s product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications. Powertrain’s families of diesel engines, ranging in output from 15 hp to 1,006 hp, incorporate technological solutions including innovative architecture, multi-valve feed, electronically controlled high pressure injection systems (common-rail systems, and, for some versions, unit injectors and injector pumps), efficient air handling systems, for example, variable and fixed-geometry turbochargers (including double-stage turbochargers) and sophisticated emission-control systems.

Beginning at the lower end of the range, the R22 – a 3-cilynder engine with a displacement of 2.2 liters – has an output of up to 70 hp for industrial applications. The F5C family, with two different displacement (3.2 and 3.4 liters) has an output of up to 117 hp for industrial applications and power generation units. The F1 family, designed primarily for application on light commercial vehicles, has an output of up to 205 hp. For medium commercial vehicles and industrial applications, in both structural and non-structural versions, the NEF family, with 4 and 6 cylinders in 4 different displacements (from 3.9 to 6.7 liters), ranges in output from 72 hp to 320 hp. For heavy commercial vehicles and high-power industrial applications, the six cylinder CURSOR family, in five different displacements (from 7.8 to 12.9 liters), ranges in output from 245 hp to 700 hp. Completing engines portfolio is the V8, 8 cylinder, VECTOR family, with outputs of up to 824 hp for agricultural applications and special purpose equipment.

Applying advanced technologies to achieve maximum performance with the minimum possible operating costs and environmental impacts, Powertrain’s engines are tailored to meet the needs of the broadest range of customers in each market.

Furthermore, Powertrain offers a wide range of engines available in CNG, ethanol and hybrid versions, for commercial vehicles employed for both transport of goods and people.

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Emission regulations are becoming increasingly strict for both on-road (Euro VI and EPA 13) and off-road vehicles (Stage IV and Tier 4B), particularly in relation to limits for nitrous oxides and particulate emissions, which have been reduced 80% from previous limits in Europe for on-road and off-road vehicles. To meet these limits, Powertrain’s technological solutions strive to provide enhanced results in terms of cost, packaging and fuel consumption for each segment of the market.

For example, Powertrain offers an external exhaust gas recirculation system combined with a diesel particulate filter for engines up to 205 hp for application on light commercial vehicles. For heavy-duty commercial applications, Powertrain has developed a high efficiency selective catalyst reduction system (HI-eSCR), which processes exhaust gases using a catalyzing liquid, lowering operating and maintenance costs.

This unique SCR-only solution is capable of meeting required emissions levels without the cost and bulk of an exhaust gas recirculation valve, and, in particular, for the off-road market, this solution is maintenance-free (no DPF).

Powertrain has a product range for leisure and professional marine engines that includes four product families and 28 models ranging in output from 15 hp to 825 hp. All engines benefit from advanced production technologies such as high-pressure common-rail and unit-injector systems, complete electronic management with power and fuel consumption optimization, low emissions, engine protection, diagnosis and safety programs. Marine engines are manufactured to standards that include high specific output, reduced weight/power and volume/power ratios and low noise and exhaust gas emissions.

Powertrain is also active in the power generation field. A diverse array of technological solutions is capable of responding to a large number of different needs and can be adapted for applications ranging from emergency response to self-generation and rental units. Engines for power generation applications are capable of outputs ranging from 44 hp to 1,006 hp and may be customized to the needs of customers such as banks, hospitals, shopping malls, public work and industrial sites and households. The range of soundproof generator setups (self-contained and dedicated electrical generation systems for both rental and fixed installation) offer fuel efficiency, minimum maintenance requirements and low operating costs.

Transmissions and Axles

Powertrain currently produces a wide range of manual transmissions for light commercial vehicles, having either five or six gears, and ranging from 320 to 500 Nm. These transmissions are designed with power take-off that enables them to be used for applications requiring hydraulic power to drive specialized equipment, including compactors and cranes. The two latest transmissions launched for the Euro 5/V (2835 and 2850), which both have six gears with double overdrive, were specifically designed to reduce weight and further enhance smoothness while shifting gears.

Furthermore, Powertrain boasts an extensive range of axle products to meet all customer requirements, including axle products for commercial vehicles, such as the Daily, and axle products for heavy mining, construction and special vehicles (military and fire-fighting) designed by Trucks and Commercial Vehicles. The range includes both single and hub reduction axles in single and tandem versions. The single reduction axles available as single and twin wheels versions are built for loads of up to 23 metric tons. The hub reduction axles can carry loads of up to 32 metric tons. Powertrain’s ongoing development of the range of axle products is focused on improving efficiency and upgrading the vehicle constraints, particularly in relation to the application of new braking systems (availability of both drum and disc brakes).

Innovation and New Products

On-road applications

New developments during the year included production launch of the EPA 13 and Euro VI versions of the F1C engine for Mitsubishi Fuso, as well as Euro VI versions of the NEF engine (N45 and N67) for vehicles produced by Trucks and Commercial Vehicles, including 4 and 6 cylinder versions for Iveco’s Euro VI Eurocargo.

Powertrain’s Chongqing plant in China began production of the Euro IV version of the F1C engine for the Power Daily produced by Naveco for sale in APAC markets, as well as the Euro VI version of the Cursor 9.

The Chicago Auto Show was the venue for the launch of the RAM ProMaster commercial van offered with engines custom designed by the Group for Fiat.

In Latin America, Powertrain began production of the Cursor 13 VGT for Iveco heavy vehicles and the Cursor 10 for heavy vehicles produced by Ford.

In recognition of Powertrain’s technological excellence, TÜV, one of the leading European technical certification centers, certified that the Euro VI Stralis Hi-Way, equipped with the innovative HI-eSCR catalytic reduction system, is 2.33% more fuel efficient than the Euro V version.

Off-road applications

At SIMA 2013 in Paris, Powertrain premiered a Tier 4B/Stage IV engine for application on agricultural tractors with output above 75 hp.

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At Bauma 2013 in Germany, the Segment presented its range of engines for application on construction equipment, including the NEF and Cursor series engines with HI-eSCR technology, and also showcased its engine re-manufacturing activity.

The Segment’s plant in Turin, Italy, began production of the Tier 4A version of the 3.4-liter F5C with power outputs above 56kW for installation in the Group’s agricultural equipment models and the Tier 4B version with power outputs below 56kW for application on the Group’s construction equipment models. In addition, production also began on the first Stage IV engine, the N67, for application on tractors produced by Claas.

Powertrain launched the Tier 4B/Stage IV version of the F34 for application on construction equipment.

Powertrain completed development and production ramp-up of the Tier 3 version of the 3.9-liter S8000 engine produced at the Agricultural and Construction Equipment plant in Greater Noida, India.

In November at Agritechnica, Powertrain presented its expanded range of engines for industrial applications with the launch of the new 3-cylinder, 2.2-liter R22.

In the marine segment, production began on the 570 hp N67 which complies with EPA Tier 3, IMO-MARPOL Tier 2 and RCD Stage I emissions standards.

In the power generation segment, production began on the 80 kW N45 engine, which will support development of the power generation business in emerging markets.

In December, the plant in Foggia, Italy, reached a major milestone with the production of its six millionth engine.

Sales and Distribution

In addition to the Group captive customers, including Agricultural and Construction Equipment and Trucks and Commercial Vehicles, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with Claas, Perkins, Komatsu, Tigercat, Merlo, Carraro, LS Mtron, Argo Tractors and Dieci for off-road applications; Daimler-Fuso, VDL, Ford, Tata, Daewoo, Hyundai Motors and Karsan for on-road applications; and Generac, Himoinsa and Greenpower for power generation applications.

Powertrain has a network of 100 sales points and 1,300 service centers in 100 countries that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on us for delivery of parts and services through Powertrain worldwide network.

Joint Ventures

The Group controls 60% of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing: 30% directly through Powertrain, while a 50/50 joint venture between Trucks and Commercial Vehicles and SAIC group owns the 60%. SFH produces diesel engines under license from Powertrain to be sold in the Chinese market (mainly to SIH and to be exported to Europe, USA and Latin America.

Competition

Product competition is driven to a significant extent by developments in emission regulations in the various markets in which Powertrain’s products are used.

The principal engine manufacturers with which the Segment competes are:

•	Cummins, which has a global manufacturing presence and a broad product portfolio, particularly in the on-road and construction equipment segments;

•	Deutz, which is principally focused on off-road applications;

•	Perkins (part of the Caterpillar group), which has a global manufacturing presence and service network and offers a comprehensive range of products;

•	John Deere, which is principally focused on the off-road segment;

•	Volvo Penta, which is principally focused on the marine engine and power generation segments;

•	Weichai, the leader in the Chinese market; and

•	Isuzu, which has a principal focus on the excavator market.

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PLANTS AND ENVIRONMENTAL PERFORMANCE

As of December 31, 2013, the Group owned 62 manufacturing facilities, of which 14 were located in Italy, 9 in the United States, 8 in France, 6 in Brazil. The Group also owns other significant properties including spare parts centers, research laboratories, test tracks, warehouses and office buildings.

A number of the Group’s manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. This indebtedness equaled approximately €73 million at December 31, 2013, as compared to €67 million at the end of 2012.

The Group makes capital investments in the regions in which it operates principally related to initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and engineering. In 2013, the Group’s total capital expenditures were €1,495 million of which 20% was spent in NAFTA, 14% in Latin America, and 58% in EMEA and 8% in APAC. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2012, the Group’s total capital expenditures were €1,349 million. The Group continually analyzes the allocation of its industrial resources taking into account such things as relative currency values, existing and anticipated industry and product demand, the location of suppliers, the cost of goods and labor, and plant utilization levels.

The following table provides information about the Group’s significant manufacturing and engineering facilities as of December 31, 2013:

Location	Primary Functions	Approximate Covered Area(Sqm/000)
Italy
S. Mauro	Excavators; R&D center	57.0
Modena	Components (AG & CE)	102.0
S. Matteo	R&D center (AG & CE)	51.0
Jesi	Tractors	77.0
Lecce	Construction equipment; R&D center	130.0
Piacenza	Special purpose vehicles; R&D center	63.0
Brescia	Medium vehicles, cabs, chassis; R&D center	275.0
Suzzara	Light vehicles; R&D center	157.0
Brescia	Firefighting vehicles; R&D center	28.0
Bolzano	Defense vehicles; R&D center	81.0
Pregnana Milanese	Diesel engines	31.0
Torino	R&D center (Truck & CV)	100.0
Torino	R&D center (Powertrain)	28.0
Torino	Diesel engines	142.0
Torino	Production of transmissions and axles	239.0
Foggia	Diesel engines; drive shafts	151.0
United States
New Holland	Agricultural equipment; R&D center	104.0
Grand Island	Agricultural equipment and combines	128.0
Benson	Sprayers, cotton pickers; R&D center	41.0
Burlington	Backoe loaders, forklift trucks; R&D center	91.0
Fargo	Tractors, wheeled loaders; R&D center	88.0
Goodfield	Soil management equipment; R&D center	39.0
Racine	Tractors, transmissions	105.0
Mt. Joy	R&D center (AG & CE)	11.0
Wichita	Skid steer loaders; R&D center	46.0
Burr Ridge (Hinsdale)	R&D center (AG & CE)	43.0
Calhoun	Crawler excavators, dozers; R&D center	31.0
Burr Ridge	R&D center (Diesel engine)	1.0
France
Coex	Grape harvesters; R&D center	26.0
Croix	Cabins (AG & CE)	12.0
Tracy-Le-Mont	Hydraulic cylinders (AG & CE)	16.0

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Location	Primary Functions	Approximate Covered Area(Sqm/000)
Annonay	Buses; R&D center	137.0
Venissieux	R&D center (Truck & CV)	11.0
Rorthais	Buses; R&D center	29.0
Fourchambault	Engines	22.0
Bourbon Lancy	Diesel engines; R&D center	102.0
Fecamp	Diesel engines	25.0
Brazil
Belo Horizonte	Construction Equipment; R&D center	70.0
Curitiba	Combines and tractors; R&D center	103.0
Piracicaba	Sugar cane harvesters; R&D center	12.0
Sorocaba	Crawler loaders, backhoe loaders, excavators, agricultural equipment	160.0
Sete Lagoas	Heavy and light vehicles, defense vehicles; R&D center	128.0
Sete Lagoas	Engines; R&D center	14.0
Germany
Berlin	Construction Equipment; R&D center	59.0
Ulm	Firefighting vehicles; R&D center	35.0
Ulm	R&D center	144.0
Argentina
Cordoba	Diesel Engines	20.0
Ferreira	Production of trucks and buses	44.0
Cordoba	Agricultural equipment—Tractors	30.0
Belgium
Antwerp	Components (AG & CE)	79.0
Zedelgem	Combines, agricultural equipment; R&D center	159.0
Spain
Madrid	Heavy vehicles; R&D center	165.0
Valladolid	Light vehicles	74.0
China
Harbin	Tractors, balers; R&D center	7.0
Shanghai	Tractors, Components	68.0
Chongqing	Diesel Engine; R&D centers	76.0
India
Pithampur	Backoe loaders, earth compactors	29.0
New Delhi	Tractors; R&D center	82.0
Others
Basildon (U.K.)	Tractors; R&D center	129.0
Plock (Poland)	Combines; R&D center	95.0
Saskatoon (Canada)	Agricultural equipment (sprayers, seeders); R&D center	61.0
Dandenong (Australia)	Production of trucks; R&D center	37.0
St. Valentin (Austria)	Tractors; R&D center	56.0
Vysoke Myto (Czech Republic)	Production of buses; R&D center	121.0
Queretaro (Mexico)	Components (AG & CE)	15.0
Naberezhnye Chelny (Russia)	Agricultural equipment	50.0
La Victoria (Venezuela)	Assembly of light and heavy vehicles and buses	56.0
Arbon (Switzerland)	R&D (Powertrain)	6.0

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Environmental performance

The Group manufactures and sells its products and offers its services in several continents and numerous countries around the world. The Group’s manufacturing facilities are subject to a variety of laws designed to protect the environment, particularly with respect to solid and liquid wastes, air emissions, energy usage and water consumption. The vehicles that the Group manufactures, and the engines that power them, must also comply with extensive regional (e.g., European Union), national and local laws and regulations, industry self-regulations (e.g., those of the European Automobile Manufacturers Association–ACEA), including those that regulate vehicle safety, end-of-life vehicles, emissions and noise.

The Group regularly monitors such requirements and adjusts affected operations.

Moreover, CNH Industrial is committed to continuously improving the environmental performance of its manufacturing processes, beyond the requirements of legislation, adopting the best technologies available and operating responsibly to fight climate change and protect natural resources.

For additional information on the Group’s policies on sustainability and environmental matters, see “Corporate Governance — Sustainability Practices”.

Emissions

Since the use phase of its products can generate up to 85% of the CO2 emissions of their entire life cycle, CNH Industrial strives to ensure a portfolio of products ever more eco-designed, performant and environmentally friendly, by increasing efficiency and by reducing consumptions and subsequent polluting and CO2 emissions. The latest regulations in force (Tier final and Stage IV) have reduced polluting emissions, i.e., nitrogen oxides and particulate matter, to the minimum measurable levels; hence, the challenge for the future is to reduce CO2 emissions by optimizing the management of the energy produced by vehicles through the following strategies:

•	optimizing consumption and energy efficiency;

•	increasing the use of alternative fuels;

•	developing non-conventional propulsion systems;

•	offering telematics systems that improve productivity;

•	helping customers to use vehicles as efficiently as possible.

As regards the use of alternative fuels, the main constituent of natural gas is methane (between 83% and 99%) and its immediate usability makes it a promising alternative fuel. Whether in the form of gas (CNG) or liquefied (LNG), the basic fuel is the same; what changes is the method of storage, distribution, and use in vehicles. Furthermore, the current availability of technologies enabling the independent production of biomethane makes natural gas engines an attractive option for tractors as well. In fact, biogas from waste agricultural biomass can easily be exploited to produce 98-99% pure methane. As regards alternative drives, CNH Industrial oversees hybrid and electric technologies mainly in the EMEA market, where the European Commission is urging their spread. Telematics systems, especially when applied to agriculture, help optimize vehicle use and therefore productivity. This also brings positive environmental impacts: from lower polluting emissions, to the accurate dosing of fertilizers, pesticides, and irrigation.

Government Stimulus Programmes for the Group’s Products

Following the global financial crisis of 2008-2009 and the related economic downturn in many countries in which the Group operates, several governments established programmes designed to stimulate demand for certain categories of products, including products sold by the Group. Such stimulus programmes provided rebate or other purchase incentives or favourable tax treatment for the purchase of new vehicles or equipment and were also designed to promote the sale of new, more environmentally-friendly and fuel-efficient vehicles while removing less fuel-efficient vehicles from operation/circulation. The duration of the programmes that remain in effect and the introduction, if any, of new programmes or government policies intended to stimulate the market for the Group’s products or that indirectly stimulate demand for the Group’s products and the effect of such policies on the Group’s revenue generation are unpredictable.

Ergonomy and safe use of CNH Industrial products

The CNH Industrial Group is committed to producing and selling, in full compliance with legal and regulatory requirements, products of the highest standard in terms of environmental and safety performance. Protecting operators during their work has always been a key factor in CNH Industrial’s design and product development. In fact, the Company strives not only to ensure and comply with high safety standards, but also to direct its innovations according to the cognitive understanding of users. Company products serve as work equipment, hence the simpler the interaction between operator and machine, the safer the work performed. Furthermore, construction and agricultural equipment is often used under difficult circumstances: steep slopes and extreme weather conditions require products designed for safety and maximum comfort, to minimize the risk of human error caused by excessive fatigue. For this reason, all

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CNH Industrial products are designed to shift the user’s attention from how a machine works to how a task is done. Furthermore, ergonomics are combined with comfort for increasingly intuitive and user-friendly controls. Spacious and quiet cabs, fewer vibrations, good climate control, and radio systems with Bluetooth for hands-free calls are just some of the features that enable the operator to work with greater ease and safety.

Environmental impacts of manufacturing processes

CNH Industrial is committed to continuous improvement in the environmental performance of its production processes, adopting the best technologies available and operating responsibly to mitigate climate change and conserve natural resources.

One of its objectives is to achieve and maintain the highest possible standards of excellence in production processes, through implementation of the principles of World Class Manufacturing (WCM), the innovative Japanese methodology based on a philosophy of continuous improvement. At year-end 2013, 56 plants had implemented WCM, representing 90% of total Company plants worldwide.

The primary purpose of the WCM program is to eliminate all waste and loss through the rigorous application of a range of methods and standards. Targets include: zero defects, zero breakdowns, zero waste, zero accidents, inventory reduction, as well as on-time delivery from suppliers, to the dealer network and the customer. Actions for continuous improvement are based on cost deployment analysis, which identifies waste and loss at the plant, guides actions for other functions within the organization responsible for eliminating sources of waste, evaluates the viability of projects, and uses specific performance indicators to assess and validate the results of those projects. Such a methodical and structured approach ensures a genuinely effective process to evaluate interventions, in that it measures and correlates all factors affected by the intervention itself.

Application of this system at all plants facilitates a wide culture, based on efficient processes and a language that is universally recognized at all plants and in all countries where CNH Industrial operates. Another strong point is that it encourages employees to get involved and take responsibility by contributing to the improvement of processes through a system of suggestions and direct feedback. The best ideas generated through this process are also shared with other plants. WCM involves the entire organization and, by eliminating barriers, opens the way for sharing of ideas, know-how and skills within each plant and even between plants. In 2013, a total of around 375,000 suggestions were submitted by employees at plants participating in the WCM program, with an average of 10 suggestions per employee, generating savings of €154 million.

One of the pillars of the WCM system is the environmental pillar, which utilizes the principles of environmental management to create a series of coordinated measures aimed at reducing the environmental impact of a plant. Beyond compliance with legal and regulatory requirements, the process begins with a rigorous analysis of accidents, risks and waste (energy consumption, water usage, air emissions and waste generation) to identify corrective actions that will enable cost reductions.

Achievement of these targets requires a significant commitment in terms of both improvements in technical and operational performance, as well as financial investment.

All targets set out in the Group’s 2010-2014 Environmental Plan for 2013 were achieved and the principal environmental KPIs showed a continuation of the positive trend recorded in recent years, reconfirming CNH Industrial’s significant emphasis on the environment. With regard to the principal indicators, per unit produced1 VOC emissions were down 2% over 2012, water withdrawal down 16%, hazardous waste generation down 22%, energy consumption down 5% and CO2 emissions down 9%.

Group expenditure on environmental protection measures totaled approximately €37 million in 2013 (5% over 2012) and included: €23 million on waste disposal and emissions treatment and €14 million for prevention and environmental management.

Investment to improve energy performance represented 7.6% of the total energy expenditure and led to a reduction of more than 194 thousand GJ in energy consumed for the year.

Most of the Company’s manufacturing operations voluntarily participate in the ISO 14001 and ISO 50001 certification process. Receipt of a certification for environmental or energy management confirms that an organisation has a system capable of keeping the impacts of its operations under control, and that it systematically seeks to improve this system in a way that is coherent, effective and, above all, sustainable.

As of December 31, 2013, 53 plants were ISO 14001 certified and 34 sites, accounting for 90% of total energy consumption, had been ISO 50001 certified.

[1]	The indicators used relate to production hours.

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Numerous initiatives were rolled out in 2013 to optimize environmental and energy management. A significant intervention, which has yielded interesting results in terms of reduction of both waste generation and product consumption, was carried out at the Trucks and Commercial Vehicles plant in Suzzara (Italy), where the electrophoresis process was enhanced by installing a control system detecting tank bacterial loads through continuous irradiation of high-frequency electromagnetic waves. This intervention led to the elimination of bactericides (about 8,500 kg/year), and to the subsequent reduction, in terms of hazardous waste production, by more than 800 kilos per year of packaging containing bactericide residues. It also brought over €100 thousand in annual savings. Regarding energy management, of particular interest is the CROV pneumatic transformer project at the Engine plant in Turin (Italy). The technology, now patented worldwide, is based on the principle of reducing lamination, responsible for the energy consumption of a fluid. The compressed air is in fact produced by the compressors and stored at a pressure of 8-12 bar, while operating pressure is 4-6 bar. This causes pressure jumps within the pneumatic network, where the excess energy is dissipated in the form of heat, due to the phenomenon of lamination. The CROV pneumatic transformer uses this excess energy to draw air from outside, recompressing and reusing it. This enables significant savings on the energy required by air compressors. Monitoring activities showed energy savings of 89%, equivalent to 422 GJ/year. The investment of about €24 thousand led to economic benefits worth €15 thousand, with a payback period of a little over a year and a half. Following the first phase in 2013, a second one will be developed in 2014 to apply this technology to the second of two loops of the assembly line.

SUPPLIERS

CNH Industrial purchases materials, parts, and components from third-party suppliers. The Group had approximately 6.150 global direct suppliers to its manufacturing facilities at December 31, 2013. The Group’s focus on quality improvement, cost reduction, product innovation and production flexibility requires it to rely upon suppliers with a focus on quality and the ability to provide cost reductions. CNH Industrial views its relationships with suppliers as partnerships, and in recent years, it has established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant markets.

CNH Industrial relies on numerous suppliers. The sudden or unexpected interruption in the availability of certain of its suppliers’ raw materials, parts and components could result in delays or in increases in the costs of production. In order to avoid these issues, CNH Industrial’s standards of environmental and social sustainability have been fully integrated into its supply chain management. The supplier selection process looks not only at the quality and competitiveness of a supplier’s products and services, but also adherence to the Group’s social, ethical and environmental principles.

Group companies use the International Material Data System (IMDS) – an online database of source and content of products from suppliers – to monitor and optimize the recyclability and recoverability of the vehicles and components produced. Through the IMDS, Group companies are able to guarantee customers that products are environmentally-compatible and conform to EC Regulation 1907/2006 (REACH) on management of hazardous chemicals and associated risks, as well as EC Directive 2000/53/EC on waste from end-of-life vehicles and EC Directive 2005/64/EC on vehicle reuse, recycling and recovery.

In order to better develop specialist products with high quality, CNH Industrial has built long-term relations with single suppliers for certain components.

CNH Industrial has various initiatives in place to incentivize supplier innovation. Through the Supplier Performance (Su.Per) program, in particular, it encourages suppliers to be proactive by sharing the economic benefits generated by innovative methods and technologies that they have proposed. In 2013, six suppliers benefited from this program and six supplier proposals were implemented, generating economic benefits in favour of suppliers valued at €400 thousand.

Continuous improvement is also seen in World Class Manufacturing Purchasing, which, in collaboration with the World Class Manufacturing (WCM) team, has continued providing its advice to suppliers intending to implement the WCM system. During the year, WCM was implemented at additional supplier plants, reaching a total of 98 supplier sites. This means they now apply what is considered to be one of the world’s leading set of manufacturing standards.

In addition, in order to promote good practice within the supply chain, a selected number of suppliers (45) has been involved for the first time in 2013 in responding to the Carbon Disclosure Project questionnaire to assess the strategies adopted to fight climate change and the initiatives already in place or to be implemented to reduce CO2 emissions.

Furthermore, in order to assess whether suppliers meet the sustainability standards set by CNH Industrial and, where necessary, take steps towards improvement and realignment, a monitoring process has been designed and implemented. It is based on two main tools (self-assessment questionnaires and follow-up audits on-site) mainly focused on the following issues: human rights, environment, health and safety, ethics and anti-corruption, and personnel training and development. In 2013, 32 suppliers were assessed through the questionnaire and 62 audit were performed in China, India and Europe.

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LEGAL PROCEEDINGS

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. The most significant of these matters are described in Note 30 “Guarantees granted, commitments and other contingent liabilities” to the Consolidated Financial Statements for the year ended December 31, 2013.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect the Group’s financial position and results. Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal actions in addition to the amounts accrued would not have a material effect on its financial statements.

As of December 31, 2013, contingent liabilities estimated by the Group amounted to approximately €35 million (compared to approximately €39 million as of December 31, 2012), for which no provisions have been recognised since an outflow of resources is not considered probable as of that date. When it is probable that an outflow of resources embodying economic benefits will be required to resolve obligations and this amount can be reliably estimated, the Group designates specific provisions for this purpose.

Since January 2011, Iveco, together with certain of its competitors, has been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of commercial vehicles in the European Union in relation to possible anti-competitive practices. It is not possible at the present moment to predict when and in what way these investigations will be concluded.

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RESEARCH AND DEVELOPMENT

In a continuously and rapidly changing competitive environment, the Group’s research activities are a vital component in its strategic development. Research and development times are reduced, where possible, to accelerate time-to-market, while taking advantage of specialization and experience in different markets. Technical and operational synergies and rapid technical communication form the basis of the Group’s research and development process.

The Group’s research activities are also strongly focused on environmental, social and economic sustainability. For each business, that translates into developing production processes and products that are both eco-compatible and socially responsible – and always a step ahead of continuously evolving regulatory standards. For products, in particular, the main areas of focus are reducing polluting emissions, assessing the potential of alternative propulsion systems and fuels, and improving ergonomics and safety.

CNH Industrial considers participation in external working groups and research projects strategically important in developing know-how and promoting the active exchange of ideas. In addition to long-standing collaborations with the University of Turin, Turin Polytechnic and Milan Polytechnic in Italy, the CNH Industrial brands also work with around 30 other universities in North America (USA and Canada), Europe (Italy, Spain, Germany and Belgium), Latin America (Brazil) and Asia (China) to further enhance their activities in innovation. For many years, CNH Industrial has actively participated in national and international working groups and collaborative research projects. Those activities are primarily focused in the areas of: precision agriculture, fuel efficiency, alternative fuels and the efficient use of alternative propulsion systems.

CNH Industrial is involved in two projects forming part of the European Commission’s Seventh Framework Program that are focused on using precision agriculture to achieve more sustainable crop management and production. The first is Robot Fleets for Highly Effective Agriculture and Forestry Management (RHEA) developed by a consortium of 19 partners whose target is to diminish the use of agricultural chemical inputs by 75%, improving crop quality, as well as health and safety for humans and at the same time reducing production costs. Clever Robots for Crops (CROPS), the second of the two projects, involves 14 partners who are developing a highly configurable, modular platform that will be capable of site-specific spraying of foliage and selective harvesting of fruit. Another objective of the CROPS project is to develop techniques for reliable detection and classification of obstacles and other objects to enable successful autonomous navigation and operation in plantations and forests.

In the area of long-distance road transport, the Group is also involved in the COmplete Vehicle Energy-saving Technologies for Heavy-Trucks (CONVENIENT) project with 21 European partners. The project targets a 30% reduction of fuel consumption in vehicles for long-distance freight transport, using innovative architectures and technologies that improve onboard energy efficiency through enhanced integration of the individual components.

In 2013, Group expenditure on research and development (including capitalized development costs and costs charged directly to operations during the year) totaled €934 million, or 3.8% of net revenues from Industrial Activities. Research and development activities involved approximately 6,300 employees at 48 sites around the world. In 2013, the expansion of the Harbin, China site progressed with the official inauguration of CNH Industrial’s Product Development Center, which will focus on development of advanced agricultural machinery products tailored to the needs of the local market. The Harbin facility is the largest of its kind operated by a global agricultural machinery manufacturer in Northeast China. In 2013, the site began development of a corn harvester for the local market.

The following table shows the Group’s total research and development expenditures, including capitalized development costs and costs charged directly to operations during the year, by Segment for the years ended December 31, 2013 and 2012:

(€ million)	2013	2012
Agricultural and Construction Equipment	538	520
Trucks and Commercial Vehicles	298	289
Powertrain	98	86

Total	934	895

The Group owns a significant number of patents, trade secrets, licenses and trademarks related to its products and services, and that number is expected to grow as the Group’s technological innovation continues. At year end, the Group had 7,710 active patents, including 1,036 new patents registered during the year (in addition to 2,242 applications pending). The Group files patent applications in Europe, the United States and around the world to protect technology and improvements considered important to the business. Certain trademarks contribute to the Group’s identity and the recognition of its products and services and are an integral part of the Group’s business, and their loss could have a material adverse effect on the Group.

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HUMAN RESOURCES

EMPLOYEES

CNH Industrial’s business is, by nature, labor intensive and this is reflected in the high number of hourly employees the Company employs. A large number of hourly employees are based in European countries and Italy in particular, where almost 26% of the total employees are based.

The following tables show the breakdown of the number of employees by Segment and by Region at December 31, 2013 and 2012:

(number)	2013	2012
Agricultural and Construction Equipment	35,605	33,826
Trucks and Commercial Vehicles	27,246	26,307
Powertrain	8,232	8,029
Other Activities	109	95

Total	71,192	68,257

(number)	2013	2012
EMEA	41,961	42,063
NAFTA	11,948	11,734
LATAM	12,081	9,663
APAC	5,202	4,797

Total	71,192	68,257

As of December 31, 2013, CNH Industrial had 71,192 employees, an increase of 2,935 over the 68,257 figure at year-end 2012. The change was partially attributable to the difference between new hires (approximately 8,800) and departures (approximately 7,000) during the year. An increase of around 1,100 employees was due to changes to the scope of the operations: an increase of approximately 300 employees was attributable to the acquisitions of certain Trucks and Commercial Vehicles dealership activities in Romania, Portugal and the UK, while about 800 employees were added due to the insourcing of certain manufacturing logistics activities in the plant of Sete Lagoas, Brazil. The remaining increase over year-end 2012 was mainly attributable to a growth in permanent and fixed term workers for manufacturing activities, mainly in Latin America, associated with higher production levels for Agricultural Equipment and Trucks and Commercial Vehicles. Other minor increases included net new hiring for R&D, brand/commercial organizations and various functions in emerging markets.

One of CNH industrial’s key challenges is the need to grow and adapt to a constantly changing environment. The company realizes that the nature of today’s socioeconomic context calls for leaders with the ability to evolve. A solid people management process is the key to success, as it includes employees in the company’s business goals, takes advantage of employee talent and fuels workforce motivation. CNH Industrial is committed to supporting its employees with training initiatives and recognizing and rewarding their achievements and contribution to business results. In this manner, the Company not only gauges itself against today’s expected levels of global competitiveness, but also gains insight into potential improvements and succession plans that are essential for the future. In 2013 CNH Industrial spent approximately €9 million in employees training.

As stated in CNH Industrial’s Code of Conduct, occupational health and safety is an employee’s fundamental right and a key part of the Company’s sustainability model. Safety management engages all employees in creating a culture of accident prevention and risk awareness, sharing common occupational health and safety ethical principles to achieve improvement targets. One of the initiatives developed by CNH Industrial is an effective health and safety management system which conforms to OHSAS 18001 standards. As demonstration of its commitment in this area, 53 plants around the world are OHSAS 18001 certified and more than 49,000 people are involved. In 2013, over €128 million was spent on improving health and safety protection, about 32% more than in 2012. To achieve the challenging targets that the Company has set, all employees are involved in informational activities and in classrooms and hands-on training consistent with their roles and responsibilities. CNH Industrial provided over 386,000 hours of training on occupational health and safety in 2013, about 45.8% more than in 2012. More than 50,000 employees were engaged in training activities, 37,000 of whom were hourly. Owing to the Company’s many initiatives, the overall frequency rate in 2013 was 0.28 injuries per 100,000 hours worked, a 24% drop compared to the previous year.

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ORGANIZATION

During 2013 CNH Industrial main objective remained to realize our full potential by operating as a single group within the global industrial capital goods marketplace. Management established a strong foundation for the creation of CNH Industrial as one of the largest and most geographically diverse industrial capital goods companies in the world.

The Group Executive Council (“GEC”): the GEC is an operational decision-making body of the CNH Industrial Group, which is responsible for reviewing the operating performance of the businesses, and making decisions on certain operational matters. It consists of four main areas, operating units, brands, industrial and commercial and support and corporate functions.

After reviewing the operations and performance of each Region and Brand, in September CNH Industrial announced the new position of COO Iveco, in order to provide a single point of full-time leadership to all the operational facets of the Iveco Truck and Commercial Vehicles business. In addition, the Defence and Firefighting Specialty Businesses will be led by a new leader as part of the Group’s intentions of turning these businesses into global product lines.

These changes were reinforcing the Brand and Regional structure announced in November 2012.

INDUSTRIAL RELATIONS

Management of production levels

In 2013, CNH Industrial continued to work with trade unions and employee representatives to reach consensus-based solutions for managing market conditions, varied by business segment and market.

During the year, several countries in EMEA were affected by plant stoppages, necessary to address fluctuations in production volumes. In Italy, compared to 2012, Powertrain and New Holland Construction Machinery carried out more temporary layoffs during the year, the other Agricultural and Construction Equipment plants made no use of this mechanism, while the Iveco Brand (excluding the stoppages due to the re-organization in Suzzara Plant, aimed at preparing the plant for the launch of the New Daily in 2014) made a slightly lower use of temporary layoffs. In France, production stoppages through temporary layoff benefit schemes decreased compared to 2012, while such stoppages increased in Germany at the Magirus plant in Ulm due to the suspension of operations during reorganization to accommodate the transfer of firefighting production from other plants. In Spain, at Valladolid plant, the utilization of temporary layoffs remained almost unchanged compared to the previous year, while temporary layoffs ceased altogether at Madrid Plant due to the transfer of production from Ulm. Meanwhile, flexible work-time agreements were applied to meet fluctuations in production requirements Agricultural Equipment plants in Belgium and Poland. In North America, the continued strength of the agricultural segment mitigated a slightly weaker performance in the Construction Equipment business. The result was a moderately favorable impact on employment levels, and overtime continued at similar levels to the previous year. In Brazil, the business environment improved, particularly for the agricultural segment, due to increased demand. In the Group’s Curitiba and Sorocaba plants, there was extensive use of temporary contract workers, while, in other CNH Industrial plants, companies made use of overtime in response to the increases in production volumes in addition to increasing the headcount.

Restructuring and reorganization

At the Imola plant (Italy), April 30, 2013 marked the end of two years of extraordinary temporary layoff benefits, granted after the business closure on May 1, 2011. The 45 workers still employed at the end of April were dismissed after receiving a severance payment and being entitled to “mobilità” (a government benefit scheme payable to employees affected by collective redundancies) for up to three years.

The Calhoun, Georgia (United States) plant restructured its workforce, impacting a total of approximately 60 employees in two different restructuring events over the course of the year. An additional 25 employees will be impacted as part of a recently announced third restructuring in early 2014. The plant complied with all federal and state notification laws, and provided severance payments, benefit continuation, and other assistance consistent with company policies applicable to non-union represented employees.

Suzzara plant (Italy), for 12 months beginning August 2013, will use special temporary layoff schemes to aid the renewal of the plant’s technical installations, production equipment and assembly, and the definition of new logistics flows in preparation for the launch of the new “Daily,” the light range vehicle manufactured by Iveco.

Collective bargaining

The main wage and regulatory agreements signed in 2013 at the company/plant level include: the renewal of the section dealing with pay-related aspects of the Collective Labor Agreement (“CLA”) applied in Italy to all CNH Industrial companies, setting the minimum level of pay still higher than the corresponding minimum set by the National Collective Labor Agreement for the Metal Industry; collective bargaining on wage and labor regulation, with a four-year duration,

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concluded in Spain for the plants of Madrid and Valladolid, recognizing a lump-sum payment in 2013, structural pay increases together with a variable payment for successive years, and also new flexible working time provisions; the agreements reached through the annual negotiations in France, which resulted in salary increases varying from 0.8% up to a maximum of 2% depending on business results; the agreement signed in Czech Republic, which provides wage increases, higher than inflation, due to country specificities and positive business results; agreements in Brazil envisaging pay increases that are linked to growth in that domestic economy in line with salary increases within the country’s Industrial sector, and further agreement on one-off bonuses.

It has to be noted that in United States, unions represent a small portion of CNH Industrial production and maintenance employees. The collective bargaining agreement with the UAW, which represents approximately 1,460 of the hourly production and maintenance employees, continues through April 2016. The CLA with the International Association of Machinists, which represents approximately 740 of CNH Industrial employees in Fargo, North Dakota, expires in April 2018.

In Europe most employees are covered by CLAs stipulated either at the company level or by the employer association for the specific industry, to which CNH Industrial companies belong. In some cases, the CLAs in the same country, stipulated at the extra Company level, differ by territory.

Labor unrest

The overall level of labor unrest in the year was negligible.

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FINANCIAL REVIEW

INTRODUCTION

The results presented in this Report are prepared in accordance with IFRS and relate to CNH Industrial Group including the impacts of the merger between Fiat Industrial S.p.A. and CNH Global N.V., which was completed on September 29, 2013. The merger had no impact on the consolidated activities of the former Fiat Industrial Group and therefore the results presented herein are consistent and comparable with those previously published by Fiat Industrial. However, starting from the merger closing date, net profit and net equity that previously would have been attributed to the ex-CNH Global minority shareholders, are now included in the profit and net equity attributable to owners of the parent. Additional information on the merger and related accounting impacts is provided in the notes to the Consolidated Financial Statements.

Principal changes in the scope of consolidation in 2013

There have been no significant changes in the scope of consolidation during 2013.

OPERATING PERFORMANCE

Results of Operations – 2013 compared to 2012

(€ million)	2013	2012(1)
Net revenues	25,778	25,785
Cost of sales	20,897	20,931
Selling, general and administrative costs	2,230	2,187
Research and development costs	600	560
Other income/(expenses)	(66)	(44)
TRADING PROFIT/(LOSS)	1,985	2,063

Gains/(losses) on disposal of investments	(19)	(38)
Restructuring costs	40	166
Other unusual income/(expenses)	(58)	(13)
OPERATING PROFIT/(LOSS)	1,868	1,846

Financial income/(expenses)	(463)	(467)
Result from investments	102	81
Share of profit/(loss) of investees accounted for using the equity method	101	86
Other income/(expenses) from investments	1	(5)
PROFIT/(LOSS) BEFORE TAXES	1,507	1,460

Income taxes	590	560
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	917	900

Profit/(loss) from discontinued operations	—	—
PROFIT/(LOSS)	917	900

PROFIT/(LOSS) ATTRIBUTABLE TO:
Owners of the parent	789	791
Non-controlling interests	128	109

(1)	For the year 2012, figures have been recast following the adoption of IAS 19 Revised. There was no significant impact for any individual line item.

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Net revenues

The Group reported revenues of €25,778 million for 2013, in line with 2012 (on a constant currency basis revenues increased 4.3%). Revenues from Agricultural and Construction Equipment were in line with the prior year at €16,006 million: the strong demand for Agricultural Equipment was offset by challenges faced by the Construction Equipment business and unfavorable impact of currency translation (on a constant currency basis, revenues increased +4.7%). Trucks and Commercial Vehicles revenues were €8,752 million, a decrease of 1.9% from 2012 (+1.5% on a constant currency basis), as a result of a recovery in demand in Europe, largely due to the Euro V pre-buy effect mainly in Q4 2013, and increased volumes in LATAM, offset by unfavorable impact of currency translation. Powertrain revenues at €3,331 million, up 13.6% over 2012 (up 14.6% on a constant currency basis), were driven by higher volumes for both internal and external customers.

Cost of sales

Cost of sales were €20,897 million in 2013 (81.1% of net revenues), substantially in line with €20,931 million in 2012 (81.2% of net revenues). Agricultural and Construction Equipment cost of sales decreased as a percentage of revenues primarily due to manufacturing efficiencies from higher volumes in Agricultural Equipment, which resulted in an improvement in production cost absorption. Cost of sales increased for Trucks and Commercial Vehicles, mainly due to economics in Latin America and negative transaction exchange rate in Brazil, Russia and Turkey, and for Powertrain due to higher volumes.

Selling, general and administrative costs

Selling costs amounted to €1,033 million in 2013 (4.0% of net revenues), an increase of 3.1% over the €1,002 million recorded in 2012 (3.9% of net revenues), and comprise mainly marketing, advertising and sales personnel costs.

General and administrative costs amounted to €1,197 million in 2013 (4.6% of net revenues), a 1.0% increase compared with the €1,185 million recorded in 2012 (4.6% of net revenues) and comprise mainly expenses for administration which are not attributable to sales, production, and research and development functions.

Selling, general and administrative costs increased largely reflecting advertising and promotional activities implemented to support the growth in the Agricultural Equipment business, increased labor costs as well as additional bad debt provisions related to economic uncertainty in Southern Europe for Trucks and Commercial Vehicles, partially offset by the favorable impact of currency translation.

Research and development costs

In 2013, research and development costs of €600 million (€560 million in 2012) comprise research and development costs not capitalized, amounting to €362 million (€362 million in 2012), and the amortization of previously capitalized research and development costs of €238 million (€198 million in 2012). During 2013, the Group capitalized new expenditures for research and development in the amount of €572 million (€533 million in 2012). The increase is attributable to all Segments as a result of continued investment in new products and engine emissions compliance programs.

Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services. Higher net other expenses in 2013 were principally due to lower gains on the disposal of fixed assets compared to 2012.

Trading profit/(loss)

Trading profit was €1,985 million, or 7.7% of net revenues, in 2013. Trading profit decreased €78 million compared to a trading profit of €2,063 million, or 8.0% of net revenues, in 2012, largely as a result of negative exchange rates. Higher volumes and positive mix in the Agricultural and Construction Equipment Segment and higher revenues and better capacity utilization for Powertrain were more than offset by Euro VI transitional costs, less favorable product mix and pricing environment in the Trucks and Commercial Vehicles Segment, as well as by unfavorable impact of currency translation.

Agricultural and Construction Equipment trading profit increased to €1,783 million for the year, up €229 million (+14.7%) from the prior year, with a trading margin of 11.1% (9.7% in 2012), reflecting positive pricing, mix and industrial productivity compared with 2012. Trucks and Commercial Vehicles closed the year with a trading profit of €101 million (1.2% of net revenues), compared with €466 million (5.2% of net revenues) for 2012. Negative market and product mix and tight price competition continued to affect margins primarily in Southern Europe. In LATAM, new product launch costs and unfavorable foreign exchange rate impacts more than offset positive market trends and pricing. Powertrain closed the year with a trading profit of €158 million, an increase of 12%, representing a trading margin of 4.7%, compared to €141 million (trading margin of 4.8%) for 2012. Higher revenues and better capacity utilization drove the improvement, which was partially offset by an increase in R&D costs.

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Gains/(losses) on the disposal of investments

Net losses on the disposal of investments amounted to €38 million in 2012, mainly due to the sale of the 20% interest in Kobelco Construction Machinery Co. Ltd. In 2013, CNH Industrial recorded an additional loss of €19 million on the sale of that investment, following an adverse ruling issued by the arbitrator on the price of the transaction.

Restructuring costs

Restructuring costs were €40 million in 2013 compared to €166 million in 2012. For both periods, the costs were mainly related to the Trucks and Commercial Vehicles Segment as a consequence of the actions taken to rationalize the heavy truck and firefighting businesses in 2012.

The reorganization of Trucks and Commercial Vehicles’ manufacturing activities in Europe consisted of the concentration of heavy truck production at the plant in Madrid (which already produced heavy trucks) and termination of those activities in Ulm. At the same time certain other European firefighting vehicle plants were closed and the production transferred to Ulm.

Other unusual income/(expenses)

Other unusual expenses were €58 million in 2013, largely reflecting expenses related to the dissolution of the previous joint venture with Barclays group and its consolidation into the Group’s Financial Services business (€31 million) and costs for the rationalization of strategic suppliers. In 2012, there were unusual expenses of €13 million, which arose mainly from costs for the rationalization of strategic suppliers.

Operating profit/(loss)

The Group recorded an operating profit of €1,868 million (or 7.2% of net revenues) in 2013, a €22 million increase over the €1,846 million (or 7.2% of net revenues) recorded for 2012. The €78 million decrease in trading profit was more than offset by lower net unusual expense (€117 million compared to €217 million for 2012), as a result of reduced restructuring costs from the prior year.

Following is a summary of the principal components of operating profit, by Segment.

	Trading profit/(loss)		Gains/(losses) on disposal of investments		Restructuring costs		Other unusual income/(expenses)		Operating profit/(loss)
(€ million)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Agricultural and Construction Equipment	1,783	1,554	(20)	(38)	(2)	(1)	(13)	—	1,752	1,517
Trucks and Commercial Vehicles	101	466	1	—	41	167	(45)	(14)	16	285
Powertrain	158	141	—	—	1	—	—	—	157	141
Eliminations and Other	(57)	(98)	—	—	—	—	—	1	(57)	(97)

Total for the Group	1,985	2,063	(19)	(38)	40	166	(58)	(13)	1,868	1,846

Non-operating items

Net financial expenses were €463 million in 2013, compared to €467 million for 2012. The reduction in net financial expense was primarily attributable to lower interest costs on employee benefits.

Result from investments was a net gain of €102 million in 2013 (compared to a net gain of €81 million in 2012), mainly due to higher earnings from the joint ventures in China.

Income taxes totaled €590 million in 2013 compared to €560 million in 2012. The effective tax rate increased from 38% to 39%, mainly due to one-time merger related impacts.

Profit/(loss) for the year

Net profit was €917 million in 2013, compared to €900 million for 2012. Profit attributable to owners of the parent was €789 million, compared to €791 million for 2012.

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Business Segments

The following is a discussion of net revenues and trading profit for each segment.

Revenues by Segment:

(€ million)	2013	2012	% change
Agricultural and Construction Equipment	16,006	16,056	-0.3
Trucks and Commercial Vehicles	8,752	8,924	-1.9
Powertrain	3,331	2,933	13.6
Eliminations and Other	(2,311)	(2,128)	—

Total for the Group	25,778	25,785	0.0

Trading profit/(loss) by Segment:

(€ million)	2013	2012	Change
Agricultural and Construction Equipment	1,783	1,554	229
Trucks and Commercial Vehicles	101	466	-365
Powertrain	158	141	17
Eliminations and Other	(57)	(98)	41

Total for the Group	1,985	2,063	-78

Trading margin (%)	7.7%	8.0%

Agricultural and Construction Equipment

Net revenues

Agricultural and Construction Equipment reported revenues of €16,006 million for the year, in line with 2012 (up 4.7% on a constant currency basis): strong demand for Agricultural Equipment continued to offset a challenging business environment in the Construction Equipment business, as well as unfavorable impact of currency translation. The geographic distribution of industrial net revenues for the year was 43% NAFTA, 28% EMEA, 18% LATAM, and 11% APAC. For the year ended December 31, 2013 sales of agricultural equipment represented 79% of the Segment revenues, sales of construction equipment represented 15% and AG& CE Financial Services represented 6%.

The following tables show Agricultural Equipment revenues and Construction Equipment revenues broken down by geographical region in 2013 compared to 2012:

Agricultural Equipment revenues by geographical region:

(€ million)	2013	2012	% Change
NAFTA	5,618	5,429	3.5
EMEA	3,681	4,074	-9.6
LATAM	1,968	1,507	30.6
APAC	1,356	1,178	15.1

Total	12,623	12,188	3.6

Construction Equipment revenues by geographical region:

(€ million)	2013	2012	% Change
NAFTA	944	1,252	-24.6
EMEA	476	626	-24.0
LATAM	743	759	-2.1
APAC	291	297	-2.0

Total	2,454	2,934	-16.4

Report on Operations Financial Review     55

Agricultural Equipment full-year net revenues were €12,623 million in 2013, a 3.6% increase over 2012 (up 9% on a constant currency basis) driven by positive net pricing, increased volumes and favorable product mix. Worldwide Agricultural Equipment market share performance was substantially flat for both tractors and combines.

Construction Equipment net revenues were €2,454 million, a 16.4% decrease compared to 2012 (down 11% on a constant currency basis), as continued weakness in most geographic regions was only partially offset by strength in LATAM. Worldwide Construction Equipment market share was substantially flat for both heavy and light equipment.

Trading profit/(loss)

Agricultural and Construction Equipment trading profit increased to €1,783 million for the year, up €229 million (+14.7%) from the prior year, with a trading margin of 11.1% (9.7% in 2012), reflecting positive pricing, mix and industrial productivity compared with 2012. Agricultural Equipment trading profit increased €214 million (+17.1%) over 2012 to €1,468 million and trading margin was 1.3 p.p. higher at 11.6%, as increased volumes, positive net pricing and reduced production costs more than offset increased R&D costs, primarily related to significant investments in new products and the launch of Tier 4B compliant products. Construction Equipment reported a trading loss of €83 million (€30 million loss for 2012) due mostly to lower volumes, partially offset by favorable pricing. Financial Services posted trading profit of €398 million, a €68 million increase over 2012, primarily reflecting the increase in the average portfolio and lower credit loss provisions.

Trucks and Commercial Vehicles

Net revenues

Trucks and Commercial Vehicles reported full-year revenues of €8,752 million, a decrease of 1.9% from 2012 (increase of 1.5% on a constant currency basis). A modest recovery in demand in Europe, mainly in Q4 2013, and a sustained increase in LATAM were more than offset by the negative market mix of products sold, reduced activity in the parts and services business, as well as unfavorable impact of currency translation.

During 2013, Trucks and Commercial Vehicles delivered a total of 135,681 vehicles (including buses and specialty vehicles), representing a 1% decrease from the prior year. The overall decrease was largely attributable to light vehicles, with deliveries down 7% for the year mainly to realign dealer inventory to retail demand. Volumes were up 16% for medium vehicles, 2% for heavy and 3% for buses. Deliveries were down 1% in EMEA and up 15% in LATAM. In the major European markets deliveries were up in Germany (+6%), France (+3%), Spain (+8%), Italy (+6%) and declined in UK (-6%).

The European truck market (GVW ≥3.5 tons) registered a 1.3% increase over 2012 to 659,400 units. Demand benefited from increased sales of Euro V vehicles in the heavy and medium categories (GVW >6.0 tons) during the second half of the year prior to the introduction of Euro VI emissions regulations in January 2014. By category, medium and heavy vehicle registrations were up 1.6% and 7.9%, respectively, for the full year, but down 2.6% for light vehicles (GVW 3.5-6.0 tons). The industry continued to experience large variations in demand across markets. The most significant growth was in the UK (+13.1%) and Poland (+13.3%). By contrast, there were continued contractions in Germany (-1.8%), France (-4.2%) and Italy (-13.1%).

Group share of the European truck market (GVW ≥3.5 tons) remained stable year-over-year at an estimated 11.0% (11.1% in 2012), although with a less favorable product and market mix. Market share gains were achieved in Italy (+1.1 p.p. to 34.2%), Spain (+1.4 p.p. to 21.3%), France (+0.2 p.p. to 13.5%), Germany (+0.3 p.p. to 8.3%) and Poland (+1.1 p.p. to 11.7%), while a weak performance was realized in UK (-0.3 p.p. to 6.1%). In the light vehicle category, Group share was 11.4% for the year (-0.1 p.p. over 2012), with gains in all major markets except UK: positive results were registered in Italy (+1.2 p.p. to 29.8%), Spain (+ 1.1 p.p. to 19.1%), France (+0.4 p.p. to 15.6%) and Germany (+0.8 p.p. to 8.2%). In the medium category, share was 0.6 percentage points higher at 24.6%, with gains in nearly all markets; the most significant increases were in Italy (+5.3 p.p. to 72.6%), Spain (+5.2 p.p. to 49.2%) and UK (+2.9 p.p. to 21.2%). The Group retained its solid second place position in the European medium vehicle market. For heavy vehicles, share was in line with the prior year at 7.1%. The Group maintained its leadership position in Italy (35.5%) and posted a significant gain in Spain (+1.6 p.p. to 19.5%).

The European bus market (GVW ≥3.5 tons) increased by 4.5% over 2012 to 34,100 units. Demand benefited from a significant increase of Euro V sales prior to the introduction of Euro VI emissions regulations, leading to a recovery of the market in the second half of the year, after a contraction in the first half. Increases were registered in Eastern Europe (+30.0%), France (+14.8%), Germany (+12.9%) and Italy (+11.8%), while a decline was recorded in Scandinavia (-15.4%), Benelux (-7.7%) and UK (-3.7%). All categories other than Coach registered growth: Citybus (+7.1%), Intercity (+5.2%), Minibus (+8.3%), with Coach (-6.7%).

The Group estimated share in the European bus market increased 2.0 percentage points over 2012 to 18.5% The market share registered a positive trend in almost all areas: Italy (+5.2 p.p.), Scandinavia (+3.8 p.p.), Spain (+3.5 p.p.) and Germany (+3.3 pp.) where Iveco Bus was the third player. Iveco Bus and Heuliez Bus confirmed their leading position in France with a market share at 41.7%. The market share increase was driven by Citybus (+4 p.p.), mainly in Italy and Germany (thanks to major deliveries of Crossway Low Entry). Positive performances were registered also for Intercity (+1.3 p.p. to 36.5%) and Minibus (+1.0 p.p. to 15.6%).

Report on Operations Financial Review     56

In LATAM, truck registrations (GVW ≥3.5 tons) were up 8.9% over the prior year to 225,800 units, with increases of 12.1% in Brazil due to the recovery after the Euro V introduction in 2012, and 16.6% in Argentina, offset by a significant decline in Venezuela (-24.9%).

Group share in LATAM was 11.0%, a decline of 0.6 percentage points over 2012, despite a 1.5 percentage point increase in Argentina to 23.8%. The share was 8.8% in Brazil (-0.7 p.p.) and 7.4% in Venezuela (-4.1 p.p.). Declines were recorded in the light category (-1.5 p.p. to 16.4%) and in heavy (-1.0 p.p. to 10.5%), while the medium category gained 1 p.p. to 7.4%.

In China, Naveco – the 50/50 joint venture with Nanjing Automotive Corporation (controlled by the SAIC Group) – sold 42,000 light vehicles in the Power Daily range (up 5% over 2012) and 84,869 medium vehicles in the Yuejin range (up 14% over 2012). SAIC Iveco Hongyan Commercial Vehicles Co. Ltd. (33.5% owned by Trucks and Commercial Vehicles), sold 28,008 heavy commercial vehicles, representing a 65% increase over the previous year.

Trucks and Commercial Vehicles Sales

By country

(units in thousands)	2013	2012	% change
France	18.3	17.8	3
Germany	15.0	14.1	6
UK	6.6	7.0	-6
Italy	14.8	13.9	6
Spain	5.8	5.4	8
Rest of EMEA	33.2	36.3	-8

EMEA	93.7	94.5	-1

LATAM	30.1	26.1	15
APAC	11.9	16.4	-27

Total Sales	135.7	137.0	-1

Naveco	126.9	114.8	11
SAIC Iveco Hongyan	28.0	17.0	65

Grand Total	290.6	268.8	8

By product

(units in thousands)	2013	2012(**)	% change
Heavy	33.7	33.3	2
Medium	20.4	17.6	16
Light	68.0	73.3	-7
Buses	9.4	9.1	3
Specialty vehicles (*)	4.2	3.7	13

Total Sales	135.7	137.0	-1

(*)	Defense and firefighting vehicles.
(**)	For the purpose of comparability with 2013, data for 2012 has been reclassified. Changes include recognition of truck-derived buses, which were still recognized under “light” in 2012, under “buses”.

Trading profit/(loss)

Trucks and Commercial Vehicles closed the year with a trading profit of €101 million, compared with €466 million for 2012. Negative market and product mix and tight price competition continued to affect margins primarily in Southern Europe. In LATAM, new product launch costs and unfavorable foreign exchange rate impacts more than offset positive market trends and pricing.

Powertrain

Net revenues

Powertrain reported 2013 revenues of €3,331 million, an increase of 13.6% over the prior year (up 14.6% on a constant currency basis) with higher volumes recorded to both Group companies and external customers. For 2013, sales to external customers accounted for 34% of total revenues, in line with 2012.

Report on Operations Financial Review     57

During the year, Powertrain sold a total of 544,812 engines, an increase of 14.3% year-over-year. By major customer, 30% of engines were supplied to Trucks and Commercial Vehicles, 30% to Agricultural and Construction Equipment, and the remaining 40% to external customers. Additionally, Powertrain delivered 62,133 transmissions (-3.2% over 2012) and 156,772 axles (+1.2% over 2012).

Trading profit/(loss)

Powertrain closed the year with a trading profit of €158 million, an increase of 12%, representing a trading margin of 4.7%, compared to €141 million (trading margin of 4.8%) for 2012. Higher revenues and better capacity utilization drove the improvement, which was partially offset by an increase in R&D costs aimed at maintaining technological leadership.

Results for 2013 by Activity

The following tables provide a breakdown of the consolidated statements of income, financial position and cash flows between “Industrial Activities” and “Financial Services”. Financial Services includes subsidiaries of Agricultural and Construction Equipment and Trucks and Commercial Vehicles engaged in retail and dealer finance, leasing and rental activities.

Basis of analysis

The segmentation between Industrial Activities and Financial Services represents a sub-consolidation prepared on the basis of the core business activities carried out by each Group company.

Investments held by companies belonging to one segment in companies included in the other segment are accounted for using the equity method. To provide a more meaningful presentation of net profit, the results of investments accounted for in this manner are classified in the income statement under result from intersegment investments.

The parent company, CNH Industrial N.V., is included under Industrial Activities.

The sub-consolidation of Industrial Activities also includes companies that perform centralized treasury activities (i.e., raising funding in the market and financing Group companies). These activities do not, however, include the offer of financing to third parties.

Operating Performance by Activity

	2013			2012
(€ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	25,778	24,731	1,468	25,785	24,682	1,508
Cost of sales	20,897	20,391	927	20,931	20,287	1,049
Selling, general and administrative costs	2,230	2,074	156	2,187	2,020	167
Research and development costs	600	600	—	560	560	—
Other income/(expenses)	(66)	(71)	5	(44)	(45)	1
TRADING PROFIT/(LOSS)	1,985	1,595	390	2,063	1,770	293

Gains/(losses) on disposal of investments	(19)	(19)	—	(38)	(38)	—
Restructuring costs	40	40	—	166	166	—
Other unusual income/(expenses)	(58)	(27)	(31)	(13)	(13)	—
OPERATING PROFIT/(LOSS)	1,868	1,509	359	1,846	1,553	293

Financial income/(expenses)	(463)	(463)	—	(467)	(467)	—
Result from investments (*)	102	91	11	81	71	10
PROFIT/(LOSS) BEFORE TAXES	1,507	1,137	370	1,460	1,157	303

Income taxes	590	476	114	560	434	126
PROFIT/(LOSS)	917	661	256	900	723	177

Result from intersegment investments		256	(1)		177
PROFIT/(LOSS)	917	917	255	900	900	177

(*)	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method

Report on Operations Financial Review     58

Industrial Activities

For 2013, net revenues for Industrial Activities were in line with the prior year at €24,731 million. For Agricultural and Construction Equipment, revenues were substantially unchanged from 2012 (+3% in US dollar terms) as revenue growth for the Agricultural Equipment business, driven by strong demand, continued to offset lower revenues for Construction Equipment attributable to challenging market conditions. Trucks and Commercial Vehicles reported a 1.3% decrease. A modest recovery in demand in Europe and a sustained increase in LATAM were more than offset by the negative market mix, as well as reduced activity for parts and services and negative exchange rate impacts. Powertrain revenues were up 13.6% for the year, driven by higher volumes to both Group companies and external customers.

Trading profit for Industrial Activities totaled €1,595 million, compared with €1,770 million in 2012. The €175 million decrease was attributable to the lower result for Trucks and Commercial Vehicles – which reflected negative market and product mix, pricing pressures in Europe, new product launch costs and negative exchange rate impacts – as well as reduced volumes for Construction Equipment. Those adverse factors were partially offset by an improved result for the Agricultural Equipment business, driven primarily by increased volumes and positive net price realization, in addition to the positive impact of higher volumes for Powertrain.

Operating profit for Industrial Activities was €1,509 million, down €44 million over 2012, with the decrease in trading profit being partially offset by a €131 million reduction in net unusual expense (mainly lower restructuring costs for Trucks and Commercial Vehicles).

Financial Services

For Financial Services, net revenues were down 2.7% from the prior year to €1,468 million.

(€ million)	2013	2012	% change
Agricultural and Construction Equipment	1,178	1,197	-1.6
Trucks and Commercial Vehicles	290	311	-6.8

Total	1,468	1,508	-2.7

For Agricultural and Construction Equipment, Financial Services reported revenues of €1,178 million, a decrease of 1.6% from 2012 (+1.8% in US dollar terms). The impact of the increase in the average portfolio, driven by sales growth for Industrial Activities, was offset by a reduction in interest charged to customers, in line with the general reduction in market rates.

For Trucks and Commercial Vehicles, Financial Services totaled revenues of €290 million, a 6.8% decrease from the prior year reflecting a contraction in the managed portfolio for Western European markets and lower interest rates.

Trading profit was €390 million, up €97 million over €293 million in 2012.

(€ million)	2013	2012	Change
Agricultural and Construction Equipment	398	330	68
Trucks and Commercial Vehicles	(8)	(37)	29

Total	390	293	97

For Agricultural and Construction Equipment, Financial Services posted a trading profit of €398 million, a €68 million year-over-year increase (€330 million in 2012) attributable to the higher average value of the portfolio, in addition to decreases in SG&A expenses and lower bad debt provisions.

For Trucks and Commercial Vehicles, Financial Services reported a trading loss of €8 million, compared with a loss of €37 million for 2012. The improved result reflects a lower provisioning requirement for the managed portfolio for Central and Eastern Europe.

Report on Operations Financial Review     59

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on CNH Industrial’s consolidated statement of financial position and CNH Industrial’s consolidated statement of cash flows.

Statement of financial position review

Statement of Financial Position by Activity

	At December 31, 2013			At December 31, 2012
(€ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Intangible assets:	4,384	4,273	111	4,174	4,056	118
Goodwill	1,823	1,722	101	1,907	1,798	109
Other intangible assets	2,561	2,551	10	2,267	2,258	9
Property, plant and equipment	5,052	5,048	4	4,572	4,569	3
Investments and other financial assets	550	2,274	90	531	2,364	88
Leased assets	768	24	744	622	27	595
Defined benefit plan assets	32	31	1	38	38	—
Deferred tax assets	1,212	1,077	135	1,228	1,088	140

Total Non-current assets	11,998	12,727	1,085	11,165	12,142	944

Inventory	5,464	5,394	70	4,843	4,755	88
Trade receivables	988	971	65	1,436	1,381	119
Receivables from financing activities	15,943	4,244	17,153	15,237	4,702	16,331
Current taxes receivable	252	241	11	302	293	9
Other current assets	1,377	932	688	1,117	837	596
Current financial assets:	189	184	7	125	121	6
Current securities	—	—	—	4	—	4
Other financial assets	189	184	7	121	121	2
Cash and cash equivalents	4,705	2,907	1,798	4,611	2,948	1,663

Total Current assets	28,918	14,873	19,792	27,671	15,037	18,812

Assets held for sale	25	8	17	25	8	17

TOTAL ASSETS	40,941	27,608	20,894	38,861	27,187	19,773

Equity	5,556	5,556	1,816	5,376	5,376	1,922
Provisions:	4,733	4,684	49	4,861	4,810	51
Employee benefits	1,967	1,942	25	2,213	2,187	26
Other provisions	2,766	2,742	24	2,648	2,623	25
Debt:	21,714	8,765	18,403	20,633	9,238	17,191
Asset-backed financing	10,679	87	10,667	9,708	149	9,597
Other debt	11,035	8,678	7,736	10,925	9,089	7,594
Other financial liabilities	68	56	14	97	78	21
Trade payables	5,344	5,194	198	4,843	4,730	179
Current taxes payable	303	285	18	217	167	50
Deferred tax liabilities	219	143	76	168	108	60
Other current liabilities	3,004	2,925	320	2,666	2,680	299
Liabilities held for sale	—	—	—	—	—	—

Total Liabilities	35,385	22,052	19,078	33,485	21,811	17,851

TOTAL EQUITY AND LIABILITIES	40,941	27,608	20,894	38,861	27,187	19,773

Report on Operations Financial Review     60

At December 31, 2013, total assets amounted to €40,941 million, increasing €2,080 million over the €38,861 million figure at year-end 2012.

Non-current assets totaled €11,998 million, an increase of €833 million over year-end 2012, primarily attributable to investments for the period (net of amortization/depreciation).

Current assets increased €1,247 million to €28,918 million at year-end 2013. The increase was primarily attributable to a €621 million increase in inventories and €706 million increase in receivables from financing activities.

Receivables from financing activities totaled €15,943 million at December 31, 2013. Net of currency translation differences and write-downs, there was a €1,692 million increase principally relating to an increase in financing provided to Agricultural and Construction Equipment customers in the U.S., Trucks and Commercial Vehicles dealers in Europe and Agricultural and Construction Equipment dealers in the U.S. and Brazil.

Working capital (net of items relating to vehicles sold under buy-back commitments and vehicles no longer subject to lease agreements that are held in inventory) was a positive €661 million, representing a €214 million decrease for the year.

(€ million)			At December 31, 2013	At December 31, 2012	Change
Inventory	(a	)	5.317	4,673	644
Trade receivables			988	1,436	(448)
Trade payables			(5.344)	(4,843)	(501)
Net Current Taxes Receivable/(Payable) & Other Current Receivables/(Payables)	(b	)	(300)	(391)	91
Working capital			661	875	(214)

(a)	Inventory is reported net of vehicles held for sale by Trucks and Commercial Vehicles segment that have been bought back (under buy-back commitments) or returned following expiry of a lease agreement
(b)	Other current payables, included under current taxes receivable/(payable) & other current receivables/(payables), are stated net of amounts due to customers in relation to vehicles sold under buy-back commitments, which consist of the repurchase amount payable at the end of the lease period, together with the value of any lease installments received in advance. The value at the beginning of the contract period, equivalent to the difference between the sale price and the repurchase amount, is recognized on a straight-line basis over the contract period

At December 31, 2013, trade receivables, other receivables and receivables from financing activities falling due after that date and sold without recourse – and, therefore, eliminated from the statement of financial position pursuant to the derecognition requirements of IAS 39 – totaled €791 million (€763 million at December 31, 2012).

Working capital decreased €73 million over the year on a comparable scope of operations and at constant exchange rates.

At December 31, 2013, CNH Industrial’s total debt was €21,714 million, compared to €20,633 million at the end of 2012. Of the total debt at December 31, 2013, €10,679 million (€9,708 million at December 31, 2012) related to asset-backed financing operations that are treated as debt under IFRS. Of the remaining €11,035 million of debt at December 31, 2013 (€10,925 million at the end of 2012), bonds accounted for €5,314 million (€5,424 million at the end of 2012), bank loans accounted for €5,149 million (€5,174 million at the end of 2012), and other indebtedness accounted for the remaining €572 million (€327 million at the end of 2012). In addition, at December 31, 2013, CNH Industrial had approximately €1.6 billion in available committed credit lines expiring after December 31, 2014. See Note 27 to the CNH Industrial Consolidated Financial Statements for additional information on CNH Industrial’s indebtedness at December 31, 2013, including a table summarizing the maturity profile and interest rates payable on its outstanding bonds at that date.

At December 31, 2013, CNH Industrial’s net debt (a non-GAAP measure which is calculated as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets, all as recorded in CNH Industrial’s statement of financial position) was €16,888 million, an increase of €894 million, or 5.6%, compared with the €15,994 million recorded at the end of 2012. Excluding positive currency translation differences of approximately €788 million, cash from operating activities was more than offset by increases in the loan portfolios of the financial services companies, as well as capital expenditures and dividend distributions during the year.

The following table details CNH Industrial’s net debt at December 31, 2013 and 2012, and provides a reconciliation of this non-GAAP measure to debt, the most directly comparable measure included in CNH Industrial’s consolidated statement of financial position. Net debt is one of management’s primary measures for analyzing CNH Industrial’s debt and managing its liquidity, because CNH Industrial believes this measure illustrates how much indebtedness would remain if all of CNH Industrial’s available liquid resources were applied to the repayment of debt. In particular, for CNH Industrial Group, Net Industrial Debt (i.e., Net Debt of Industrial Activities) is the principal indicator of changes in financial structure and, as such, is one of the key targets used to measure Group performance.

Report on Operations Financial Review     61

			At December 31, 2013			At December 31, 2012
(€ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt:			(21,714)	(8,765)	(18,403)	(20,633)	(9,238)	(17,191)
Asset-backed financing			(10,679)	(87)	(10,667)	(9,708)	(149)	(9,597)
Other debt			(11,035)	(8,678)	(7,736)	(10,925)	(9,089)	(7,594)
Intersegment financial receivables (1)			—	4,138	1,316	—	4,605	1,191
Debt, net of intersegment balances			(21,714)	(4,627)	(17,087)	(20,633)	(4,633)	(16,000)
Other financial assets (2)	(a	)	189	184	7	121	121	2
Other financial liabilities (2)	(a	)	(68)	(56)	(14)	(97)	(78)	(21)
Liquidity:
Current securities (3)			—	—	—	4	—	4
Cash and cash equivalents			4,705	2,907	1,798	4,611	2,948	1,663
Net (Debt)/Cash			(16,888)	(1,592)	(15,296)	(15,994)	(1,642)	(14,352)

(1)	As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of consolidated Financial Services companies (included under intersegment financial receivables). Intersegment financial receivables for Financial Services companies, on the other hand, represent loans or advances to industrial companies – for receivables sold to Financial Services companies that do not meet the derecognition requirements of IAS 39 – as well as cash deposited temporarily with the central treasury.
(2)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.
(3)	Current securities include short-term or marketable securities held as temporary investments of available funds which do not satisfy the requirements for being classified as cash equivalents under IFRS.

Debt for the Group increased €1,081 million during 2013 (increase of €2,180 million at constant exchange rates), mainly reflecting an increase of €971 million in asset-backed financing and €828 million in new bond issues, net of repayment of new medium/long-term bank financing.

At December 31, 2013, liquidity totaled approximately €4.7 billion (up €0.1 billion over the €4.6 billion at year-end 2012). Total available liquidity (including €1.6 billion in undrawn committed facilities at year-end 2013 and 2012) increased €0.1 billion to €6.3 billion, mainly as a result of increase in bonds and in medium-term borrowings, partially offset by cash utilization related to bonds and borrowings repayments, refinancing needs and portfolio growth for financial services, as well as capital expenditures and dividend payments.

At December 31, 2013, cash and cash equivalents included approximately €668 million (€670 million at December 31, 2012) of restricted cash the use of which is primarily limited to the repayment of the debt relating to securitizations classified as asset-backed financing.

Historically, CNH Industrial has relied significantly on the securitization market for funding its financial business and anticipates that it will continue to do so in the future. CNH Industrial carried out term securitizations for a total amount of €3,866 million in 2013, and €2,913 million in 2012. The Group also established or renewed wholesale securitized credit facilities for a total commitment amount of €1,628 million in 2013, and €2,279 million in 2012 and retail securitized credit facilities for a total commitment amount of €1,741 in 2013, and €1,870 million in 2012. After December 31, 2013, an additional US$1 billion (€752 million) of term securitization has been closed.

In 2013, Financial Services further diversified its sources of funding for the Trucks and Commercial Vehicle business (end customers and dealers) through new arrangements, including receivables factoring agreements and revolving unsecured credit facilities. A pan-European securitization program set in place in 2011, with a maximum amount of €600 million, continued to ensure the funding of dealer financing activities.

During 2013, Net Industrial Debt decreased €50 million to €1,592 million.

Report on Operations Financial Review     62

Change in Net Industrial Debt

(€ million)	2013	2012
Net Industrial (Debt)/Cash at beginning of the year	(1,642)	(1,239)

Profit/(loss)	917	900
Amortization and depreciation (net of vehicles sold under buy-back commitments or leased out)	748	716
Change in provisions for risks and charges and similar	65	144
Cash from/(used in) operating activities during the year before change in working capital	1,730	1,760

Change in working capital	144	(291)
Cash from/(used in) operating activities	1,874	1,469

Investments in property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments or leased out)	(1,490)	(1,344)
Cash from/(used in) operating activities, net of capital expenditures	384	125

Change in consolidation scope and other changes	15	(86)
Net Industrial cash flow	399	39

Capital increases and dividends	(282)	(470)
Currency translation differences	(67)	28
Change in Net Industrial Debt	50	(403)

Net Industrial (Debt)/Cash at end of year	(1,592)	(1,642)

The €1,730 million in cash generated by operating activities (before changes in working capital) was partially offset by investments in fixed assets (€1,490 million) and dividend payment. Changes in working capital generated cash of €144 million.

Changes in Net debt for financial services

Net debt for the Financial Services companies at December 31, 2013 was €944 million higher than year-end 2012. That increase mainly reflects the increase in the lending portfolio (€1,776 million), partially compensated by cash from operating activities (€164 million) and positive currency translation differences (€855 million).

Report on Operations Financial Review     63

Cash flow analysis

CNH Industrial’s operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories.

CNH Industrial finances its operations through cash flows generated by operations, issuance of bonds and other medium-term borrowings, as well as securitization transactions which principally provide funding and liquidity for its Financial Services activities.

In 2013, operating activities generated €1,835 million in cash. Investing activities absorbed a total of €3,430 million of cash to fund capital expenditures of €1,495 million and increases in financial receivables of €1,807 million primarily as a result of financing provided to the Agricultural and Construction Equipment dealer network. Financing activities generated a total of €1,907 million in cash.

In 2012, operating activities generated €1,698 million in cash. Investing activities absorbed a total of €2,974 million of cash to fund capital expenditures of €1,349 million and increases in financial receivables of €1,749 million primarily as a result of higher levels of financing provided to the Agricultural and Construction Equipment dealer network. Financing activities generated a total of €327 million in cash.

CNH Industrial’s principal sources of liquidity in 2013 were cash provided by operations, which totaled €1,835 million, bonds issued, which totaled €828 million, and the issuance of other medium-term borrowings, which totaled €1,898 million. CNH Industrial used these sources of liquidity primarily to fund its capital expenditures of €1,495 million and increases in financial receivables of €1,807 million, primarily due to an increase in the loan portfolio of financial services companies.

CNH Industrial’s principal sources of liquidity in 2012 were cash provided by operations, which totaled €1,698 million, bonds issued, which totaled €584 million and the issuance of other medium-term borrowings, which totaled €2,113 million. CNH Industrial used these sources of liquidity primarily to fund its capital expenditures of €1,349 million and increases in financial receivables of €1,749 million primarily due to an increase in the loan portfolio of financial services companies.

At December 31, 2013, CNH Industrial had cash and cash equivalents of €4,705 million, an increase of €94 million, or 2.0%, from the €4,611 million at December 31, 2012. Of the amount at December 31, 2013, €668 million (€670 million at December 31, 2012) was reserved principally for the servicing of securitization-related debt included in the line item “Asset-backed financing” in CNH Industrial’s statement of financial position. The aggregate of cash, cash equivalents and current securities, which management considers constitute CNH Industrial’s principal liquid assets, totaled €4,705 million at December 31, 2013, an increase of €90 million or 1.9% from the total at the end of year 2012 (which totaled €4,615 million).

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Statement of Cash Flows by Activity

			2013			2012
(€ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR			4,611	2,948	1,663	5,639	4,236	1,403

B) CASH FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss)			917	917	255	900	900	177
Amortization and depreciation (net of vehicles sold under buy-back commitments or leased out)			751	748	3	719	716	3
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items			50	(288)	83	243	(93)	159
Dividends received			61	259	5	80	127	6
Change in provisions			99	97	2	73	68	5
Change in deferred taxes			(37)	(39)	2	103	95	8
Changes relating to buy-back commitments	(a	)	79	33	46	(117)	(51)	(66)
Changes relating to operating leases	(b	)	(158)	3	(161)	(89)	(2)	(87)
Change in working capital			73	144	(71)	(214)	(291)	77

TOTAL			1,835	1,874	164	1,698	1,469	282

C) CASH FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments or leased out)			(1,495)	(1,490)	(5)	(1,349)	(1,344)	(5)
Subsidiaries and other investments			(85)	(93)	—	(4)	(210)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)			5	5	—	76	77	30
Net change in receivables from financing activities			(1,807)	(31)	(1,776)	(1,749)	(43)	(1,706)
Change in current securities			4	—	4	61	—	61
Other changes			(52)	438	(490)	(9)	(1,603)	1,594

TOTAL			(3,430)	(1,171)	(2,267)	(2,974)	(3,123)	(26)

D) CASH FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities			2,189	(352)	2,541	797	880	(83)
Increase in share capital			3	3	8	10	10	175
Dividends paid			(277)	(277)	(203)	(480)	(480)	(53)
(Purchase)/sale of treasury shares			6	6	—	—	—	—
(Purchase)/sale of ownership interests in subsidiaries			(14)	(14)	—	—	—	—

TOTAL			1,907	(634)	2,346	327	410	39

Currency translation differences			(218)	(110)	(108)	(79)	(44)	(35)
E) NET CHANGE IN CASH AND CASH EQUIVALENTS			94	(41)	135	(1,028)	(1,288)	260

F) CASH AND CASH EQUIVALENTS AT END OF YEAR			4,705	2,907	1,798	4,611	2,948	1,663

(a)	Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in profit/(loss), are recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.
(b)	Cash from operating leases is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

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Net Cash from Operating Activities

Cash provided by operating activities in 2013 totaled €1,835 million, compared to €1,698 million in 2012, and comprised the following elements:

•	€917 million in net income that CNH Industrial recorded in 2013;

•	plus €751 million in non-cash charges for depreciation and amortization (net of vehicles sold under buy-back commitments and operating leases);

•	plus €50 million in (gains)/losses on disposal and other non-cash items;

•	plus €61 million in dividends received and changes in provisions of €99 million, minus change in deferred income taxes of €37 million; and

•	plus changes in items due to buy-back commitments of €79 million and a €73 million change in working capital, minus €158 million for changes in operating lease items.

In 2012, €1,912 million of the €1,698 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as net profit plus amortization and depreciation, dividends, changes in provisions and various items related to sales with buy-back commitments and operating leases, net of gains/losses on disposals and other non-cash items) with €214 million resulting from an increase in working capital (calculated on a comparable scope of operations and at constant exchange rates).

Net Cash from Investing Activities

In 2013, investing activities absorbed €3,430 million in cash (compared to €2,974 million in cash used by investing activities in 2012). The negative flows were mainly generated by:

•	€1,807 million increase in receivables from financing activities, primarily as a result of higher levels of financing provided by Agricultural and Construction Equipment to both dealers and customers; and

•	investments in tangible and intangible assets that used €1,495 million in cash (compared to €1,349 million in 2012), including €572 million in capitalized development costs. Investments in tangible and intangible assets are net of investments in vehicles for CNH Industrial’s long-term rental operations and of investments relating to vehicles sold under buy-back commitments, which are reflected in cash flows relating to operating activities.

In 2012, cash used in investing activities totaled €2,974 million. Expenditure on tangible and intangible assets (including €533 million in capitalized development costs) totaled €1,349 million. The increase in receivables from financing activities, which accounts for cash absorption of €1,749 million, related primarily to dealer financing for Agricultural and Construction Equipment segment.

The following table summarizes CNH Industrial’s investments in tangible and intangible assets by segment for each of the years ended December 31, 2013 and 2012:

(€ million)	2013	2012
Agricultural and Construction Equipment	784	758
Trucks and Commercial Vehicles	552	439
Powertrain	158	151
Other companies and Eliminations	1	1

Total	1,495	1,349

The Group incurred these capital expenditures to acquire property, plant and equipment necessary to introduce and manufacture new products, enhance CNH Industrial’s manufacturing efficiency and implement further environmental and safety programs

Net Cash from Financing Activities

In 2013, cash generated from financing activities totaled €1,907 million (compared to a total of €327 million cash generated in 2012). New bond issues (€828 million) and issuance of medium-term borrowings were partially offset by repayments and by dividend payments of €277 million.

Cash generated from financing activities totaled €327 million in 2012. Dividend payments of €480 million, which included an approximately €237 million payment of the extraordinary dividend to CNH non-controlling interests, and repayment by IFHL Group of debt outstanding with Barclays Group at year-end 2011 were offset by increased utilization of bank lines and the €584 million in cash proceeds from new bond issues.

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Statement of Cash Flows by Activity

For 2013, Industrial Activities absorbed cash and cash equivalents totaling €41 million. Specifically:

•	Operating activities generated €1,874 million in cash, primarily related to net profit adjusted for amortization and depreciation, gains/losses on disposals and other non-cash items, changes in provisions, deferred taxes, items related to vehicles sold under buy-back commitments or leased out and dividends received totaling €1,730 million and to a decrease in working capital of €144 million (on a comparable scope of operations and at constant exchange rates).

•	Investing activities absorbed a total of €1,171 million in cash, primarily related to investments in fixed assets and in subsidiaries and other equity investments (€1,583 million), as well as changes in financial receivables from/debt payable to the Group’s financial services companies (included under other changes).

•	Financing activities absorbed cash of €634 million, essentially due to reduction in short-term debt and the distribution of €277 million in dividends.

At December 31, 2013, cash and cash equivalents for Financial Services totaled €1,798 million, up €135 million over December 31, 2012. Changes in cash for Financial Services were attributable to:

•	Operating activities, which generated €164 million in cash, principally from income-related cash inflows.

•	Investing activities (including changes in financial receivables from/debt payable to the Group’s industrial companies), which absorbed €2,267 million in cash, with a €1,776 million increase in the loan portfolio and changes in financial receivables/debt payables to the Group’s Industrial activities.

•	Financing activities, which generated a total of €2,346 million, mainly from proceeds from new bond issues (totaling €828 million) and from the issuance of new medium-term borrowings, net of repayments.

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Capital Resources

The cash flows, funding requirements and liquidity of CNH Industrial Group companies are managed on a standard and centralized basis, under the control of CNH Industrial’s central treasury. This centralized system is aimed at optimizing the efficiency and effectiveness of CNH Industrial’s management of capital resources. It also aims to ensure the efficiency and security of treasury management processes.

Group companies participate in a Group-wide cash management system, which CNH Industrial operates in a number of jurisdictions. Under this system, the cash balances of all CNH Industrial companies are aggregated at the end of each business day to central pooling accounts. The central treasury offers CNH Industrial high levels of professional financial and systems expertise, as well as providing related services and consulting to its business segments.

In the continuing environment of uncertainty in the financial markets, CNH Industrial’s policy is to keep a high degree of flexibility with its funding and investment options in order to maintain its desired level of liquidity. In managing its liquidity requirements, CNH Industrial is pursuing a financing strategy that includes open access to a variety of financing sources, including capital markets, bank credit lines and asset-backed securitizations.

At December 31, 2013, CNH Industrial had an aggregate amount of €5,314 million in bonds outstanding. Net of hedge accounting effect and amortized cost valuation of €137 million, the principal amount of bonds outstanding amounted to €5,177 million. For information on the terms and conditions of the bonds, including applicable financial covenants, see Note 27 to the CNH Industrial Consolidated Financial Statements.

Global Medium Term Note (GMTN) Program. CNH Industrial has a global medium-term note program (which was established in February 2011 and has a total authorized amount of €10 billion) allowing for the placement of debt securities with institutional investors. At December 31, 2013, €2,200 million was outstanding under the program, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial.

Euro 2.0 billion Revolving Credit Facility. On February 7, 2013, CNH Industrial renewed a €2 billion three-year, multi-currency revolving credit facility with 21 banks. The facility, which was drawn for €750 million at December 31, 2013, expires in February 2016 and includes:

•	financial and other customary covenants (including a negative pledge, pari passu and restrictions on the incurrence of indebtedness by certain subsidiaries);

•	customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and

•	mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower.

CNH Industrial has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the Borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A., CNH Industrial Finance North America Inc.).

For more information on CNH Industrial’s outstanding indebtedness, see Note 27 to the CNH Industrial Consolidated Financial Statements at December 31, 2013.

During 2013, CNH Capital LLC continued to diversify its funding sources with two issues of debt securities, for an aggregate amount of US$1.1 billion. The first issue of debt securities was in the amount of US$600 million, at an annual fixed rate of 3.625% due 2018; the second issue of debt securities was in the amount of US$500 million, at an annual fixed rate of 3.25% due in 2017. The notes, which were issued in private placement transactions with registration rights, are senior unsecured obligations of CNH Capital LLC and are guaranteed by CNH Capital America and New Holland Credit. The notes were respectively exchanged in August 2013 for US$600 million of publicly registered notes with the same original terms and in January 2014 for US$500 million of publicly registered notes with the same original terms. In 2012, CNH Capital LLC entered into a US$250 million unsecured three-year revolving credit facility. Also during 2012, CNH Capital LLC issued US$750 million of unsecured three-year notes in a private placement transaction with registration rights (which were exchanged in February 2013 for US$750 million of publicly registered notes with the same original terms).

CNH Industrial also sells certain of its finance, trade and tax receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with its risk management objectives.

The sale of financial receivables is executed primarily through securitization transactions and involves mainly accounts receivable from final (retail) customers and from the network of dealers to CNH Industrial’s financial services companies.

At December 31, 2013, CNH Industrial’s current receivables included receivables sold and financed through both securitization and factoring transactions of €11,541 million (€10,286 million at December 31, 2012), which do not meet

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IAS 39 derecognition requirements and therefore must be recorded on CNH Industrial’s statement of financial position. These receivables are recognized as such in CNH Industrial’s financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated statement of financial position as Asset-backed financing, as described above (see Note 19 to the CNH Industrial Consolidated Financial Statements).

At December 31, 2013, the Group had discounted receivables and bills without recourse having due dates after December 31, 2013 (and meeting IAS 39 requirements for de-recognition) amounting to €791 million (€763 million at December 31, 2012, with due dates after that date), which refer to trade receivables and other receivables for €756 million (€708 million at December 31, 2012) and receivables from financing activities for €35 million (€55 million at December 31, 2012).

Future Liquidity

CNH Industrial has adopted formal policies and decision-making processes aimed at optimizing its overall financial situation and the allocation of financial funds, cash management processes and financial risk management. CNH Industrial’s liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce its cash flow from operations and impair the ability of its dealers and retail customers to meet their payment obligations. Any reduction of CNH Industrial’s credit ratings would increase its cost of funding and potentially limit its access to the capital markets and other sources of financing.

Management believes that funds available under CNH Industrial’s current liquidity facilities (including the approximately €1.6 billion available under committed lines of credit lines expiring after December 31, 2014), those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow CNH Industrial to satisfy its debt service requirements for the coming year.

CNH Capital’s securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. CNH Capital has traditionally relied upon the term asset-backed securities market and committed asset-backed facilities as a primary source of funding and liquidity.

If CNH Capital were unable to obtain asset-backed securities funding at competitive rates, its ability to conduct financing business would be limited.

Off-Balance Sheet Arrangements

CNH Industrial uses certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. CNH Industrial’s arrangements are described in more detail below. For additional information, see Note 30 to the CNH Industrial Consolidated Financial Statements.

Financial Guarantees

CNH Industrial’s financial guarantees require it to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against CNH Industrial, as well as indirect obligations, under which CNH Industrial has agreed to provide the funds necessary for another party to satisfy an obligation.

At December 31, 2013, CNH Industrial had granted guarantees on the debt or commitments of third parties or unconsolidated subsidiaries, jointly controlled and associated entities totaling €372 million (€486 million at December 31, 2012). These guarantees consist of obligations of certain Agricultural and Construction Equipment companies in favor of certain dealers in relation to bank financings and Trucks and Commercial Vehicles companies performance guarantees on behalf of a joint venture in relation to commercial commitments for specialty vehicles.

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Contractual obligations and commitments

The following table sets forth CNH Industrial’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2013:

	At December 31, 2013					At December 31, 2012
(€ million)	within one year	between one and three years	between three and five years	beyond five years	Total	within one year	between one and three years	between three and five years	beyond five years	Total
Long-term debt obligations (*):
Bonds	107	2,093	3,114	—	5,314	883	1,568	1,773	1,200	5,424
Borrowings from banks	607	2,654	519	174	3,954	1,627	1,834	491	361	4,313
Asset-backed financing	5,463	3,735	1,369	112	10,679	5,159	3,566	952	31	9,708
Other debt	(8)	249	80	35	356	39	12	30	44	125
Total Long-term debt obligations	6,169	8,731	5,082	321	20,303	7,708	6,980	3,246	1,636	19,570
Capital (Finance) lease obligations	6	11	9	28	54	6	8	8	27	49
Operating lease obligations	47	64	39	35	185	56	76	48	49	229
Purchase obligations	753	381	97	22	1,253	531	381	97	18	1,027
Uncertain tax positions (1)	11	—	172	—	183	42	—	—	—	42

Total contractual obligations	6,986	9,187	5,399	406	21,978	8,343	7,445	3,399	1,730	20,917

(*)	Amounts presented exclude the related interest expense that will be paid when due. The table above does not include short term debt obligations; furthermore, it does not include obligations for pensions, post-retirement benefits and health care plans. CNH Industrial’s best estimate of expected contributions in 2014 to pension plans and health care plans is €22 million and zero, respectively. Potential outflows in the years after 2013 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore CNH Industrial is unable to make sufficiently reliable estimates of future contributions beyond that period.
(1)	The total amount of CNH Industrial’s tax contingencies was €183 million at December 31, 2013. Payment of these liabilities would result from settlements with tax authorities. CNH Industrial estimates that settlements with tax authorities may result in payment of €11 million of these liabilities in 2014. Because of the high degree of uncertainty relating to the timing of future cash outflows associated with these liabilities, CNH Industrial is unable to reasonably estimate the timing of any settlement with tax authorities after 2013.

Long-Term Debt Obligations

For information on CNH Industrial’s long-term debt obligations, see “Capital Resources” above and Note 27 to the CNH Industrial Consolidated Financial Statements.

The Long-term debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2013 statement of financial position as follows:

(€ million)	Note	At December 31, 2013	At December 31, 2012
Debt reflected in the statement of financial position	27	21,714	20,633
Less: Capital (Finance) lease obligations	27	(54)	(49)

Total debt obligations		21,660	20,584

Less: Short-term debt obligations		(1,357)	(1,014)

Long-term debt obligations as reported		20,303	19,570

The amount reported as Long-term debt obligations in the table above is that of CNH Industrial’s bonds, borrowings from banks, asset-backed financing and other debt (excluding finance lease obligations, which are reported in a separate line item in the table above), that at inception had a contractual maturity greater than one year.

Capital (Finance) Lease Obligations

CNH Industrial’s capital leases consist mainly of industrial buildings and plant, machinery and equipment used in CNH Industrial’s businesses. The amounts reported above include the minimum future lease payments and payment commitments due under such leases. For information on CNH Industrial’s capital leases, see Note 27 to the CNH Industrial Consolidated Financial Statements.

Operating Lease Obligations

CNH Industrial’s operating leases consist mainly of leases for commercial and industrial properties used in carrying out CNH Industrial’s businesses. The amounts reported above under “Operating lease obligations” include the minimal rental and payment commitments due under such leases.

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Purchase Obligations

CNH Industrial’s purchase obligations at December 31, 2013, included the following:

•	the repurchase price guaranteed to certain customers on sales with a buy-back commitment which is included in the line item other payables in CNH Industrial’s consolidated statement of financial position in an aggregate amount of €1,000 million; and

•	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures of various Group companies, in an aggregate amount of approximately €253 million.

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CORPORATE GOVERNANCE

INTRODUCTION

CNH Industrial is a company, organized under the laws of the Netherlands, which is the entity resulting from a business combination with Fiat Industrial S.p.A. and CNH Global N.V. consummated on September 29, 2013 (the ‘Merger”). CNH Industrial qualifies as a foreign private issuer under the New York Stock Exchange (“NYSE”) listing standards and its common shares are listed on the NYSE and on the Mercato Telematico Azionario managed by Borsa Italiana S.p.A. (“MTA”).

In accordance with the NYSE Listed Company Manual, CNH Industrial is permitted to follow home country practice with regard to certain corporate governance standards. CNH Industrial has adopted, except as discussed below, the best practice provisions of the Dutch corporate governance code issued by the Dutch Corporate Governance Code Committee, which entered into force on January 1, 2009 (the “Dutch Corporate Governance Code”) and contains principles and best practice provisions that regulate relations between the board of directors of a company and its Shareholders.

In this report CNH Industrial addresses its overall corporate governance structure. The Company discloses, and intends to disclose any material departure from the best practice provisions of the Dutch Corporate Governance Code in its future annual reports.

BOARD OF DIRECTORS

Pursuant to CNH Industrial’s Articles of Association, the Board of Directors may have three or more members. At the general meeting of the Shareholders held on September 9, 2013, the number of the members of the Board of Directors was set at eleven and the current slate of Directors was elected. The term of office of the current Board of Directors will expire on April 16, 2014 and the first CNH Industrial annual general meeting of Shareholders will elect a new Board for a one-year term. Each Director may be reappointed at any subsequent general meeting of Shareholders.

The Board as a whole is responsible for the strategy of the Company. The Board of Directors is composed of two executive Directors (i.e., the Chairman of the Company and the Chief Executive Officer), having responsibility for the day-to-day management of the Company, and nine non-executive Directors, who do not have such day-to-day responsibility within CNH Industrial or the Group. Under Article 16 of CNH Industrial’s Articles of Association, the general authority to represent CNH Industrial shall be vested in the Board of Directors, as well as in each of the executive Directors to whom the title Chairman of the Company or Chief Executive Officer has been granted.

On September 9, 2013 the Board of Directors of the Company appointed – with effects of the closing of the Merger – the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee.

On certain key industrial matters the Board of Directors is advised by the Group Executive Council (“GEC”): the GEC is an operational decision-making body of the CNH Industrial Group, which is responsible for reviewing the operating performance of the businesses, and making decisions on certain operational matters.

Seven directors qualified as independent (representing a majority) for purposes of NYSE rules, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Corporate Governance Code.

The Board of Directors has also appointed Mr. John Elkann Senior Non-Executive Director for the purpose of Section III.8.1 of the Code.

The Board of Directors has also appointed certain officers of the Company, including the Chief Financial Officer, the Chief Human Resources Officer, the Chief Purchasing Officer, the Corporate Controller and Chief Accounting Officer, the Treasurer, and the Secretary of the Board.

Since September 30, 2013—after the effectiveness of the merger transaction – to the year-end there was one meeting of the Board of Directors. Attendance at that meeting was 91%.

The current composition of the Board of Directors is the following:

•	Sergio Marchionne Chairman (Executive-Director)

Sergio Marchionne is Chairman of CNH Industrial N.V. He was Chairman of Fiat Industrial S.p.A. and CNH Global N.V. until the integration of these companies into CNH Industrial. He also serves as CEO of Fiat S.p.A. and Chairman and CEO of Chrysler Group LLC.

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He holds a Bachelor of Arts with a major in Philosophy from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, as well as a Master of Business Administration and a Bachelor of Commerce from the University of Windsor (Canada). Mr. Marchionne is a barrister, solicitor and chartered accountant.

He began his professional career in Canada. From 1983 to 1985, he worked for Deloitte & Touche. From 1985 to 1988, at the Lawson Mardon Group of Toronto. From 1989 to 1990, he served as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Chief Financial Officer (CFO) at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and CFO of the Lawson Group. From 1994 to 2000, he covered various positions of increasing responsibility at Algroup, headquartered in Zurich (Switzerland), until becoming its CEO. He then went on to head the Lonza Group Ltd first as CEO (2000-2001) and then as Chairman (2002). In February 2002, he became CEO of the SGS Group of Geneva. In March 2006, he was appointed Chairman of the Company, a position which he continues to hold. He was non-executive Vice Chairman and Senior Independent Director of UBS from 2008 until April 2010. Mr. Marchionne has been a member of the Board of Fiat S.p.A. since May 2003 and was appointed CEO in June 2004. He became CEO of Chrysler Group LLC in June 2009, as well as Chairman in September 2011. In May 2010, he joined the Board of Directors of Exor S.p.A. He is a member of the Board of Philip Morris International Inc. and of the Board of the Peterson Institute for International Economics as well as Chairman of the Italian Branch of the Council for the United States and Italy.

Born in 1952, Canadian and Italian citizenship.

•	Richard Tobin Chief Executive Officer (Executive-Director), Chief Operating Officer for the NAFTA Region

Prior to the integration of Fiat Industrial S.p.A. and CNH Global N.V. into CNH Industrial, Mr. Tobin was Group Chief Operating Officer of Fiat Industrial S.p.A. and President and Chief Executive Officer of CNH, a role he assumed in January 2012 after two years as Chief Financial Officer (CFO) for CNH.

Mr. Tobin carries forth extensive experience in international finance and management that he acquired through regional and global leadership positions of growing responsibility and scope. He began his career with GTE Corporation in Stamford, Connecticut (U.S.), as Vice President of International Marketing. In 1995, he joined Alusuisse-Lonza SA in Zurich, Switzerland, as General Manager and Vice President, where he remained until 2001, the year when he joined Alcan Aluminum of Montreal, Canada, with a general management role. In 2002, Mr. Tobin joined SGS Group of Geneva, Switzerland, where he became the Chief Operating Officer for North America. In 2004, he became SGS Group’s Chief Finance Officer & Head of Information Technology, a position he retained for six years before finally joining CNH in March 2010. Mr. Tobin holds Bachelor of Arts and Master of Business Administration degrees from Norwich University and Drexel University, respectively. He currently sits on the U.S. Chamber of Commerce Board of Directors and is a member of the Business Roundtable.

Born in 1963, American citizenship.

•	John Elkann Director (Senior Non-Executive Director), Chairman of the Governance and Sustainability Committee, Chairman of the Compensation Committee

John Elkann was a Director of Fiat Industrial S.p.A. from incorporation of the company until its integration into CNH Industrial. Born in New York in 1976, Mr. Elkann holds a degree in Management Engineering from Politecnico di Torino. He was appointed Chairman of Fiat S.p.A. in April 2010, where he had served as Vice Chairman since 2004 and Board member since December 1997. Mr. Elkann is also Chairman and Chief Executive Officer of EXOR S.p.A. and Chairman of Giovanni Agnelli e C. S.a.p.az. In addition, he serves as Chairman of Editrice La Stampa and is also on the boards of The Economist Group, News Corporation and Banca Leonardo. While at university, he gained experience at various Fiat Group companies in the UK and Poland (manufacturing), as well as France (sales and marketing). The formal start to his career was in 2001, when he joined General Electric as a member of Group Audit, with assignments in Asia, the USA and Europe. Mr. Elkann is member of the IAC of Brookings Institution and of MoMA. He also serves as Vice Chairman of the Italian Aspen Institute and the Giovanni Agnelli Foundation.

Born in 1976, Italian citizenship.

•	Mina Gerowin Director (Non-Executive Director), Member of the Governance and Sustainability Committee

Born in New York, Ms. Gerowin has an A.B. from Smith College in Political Economy, a J.D. from the University of Virginia School of Law and an M.B.A. from Harvard Business School where she was a Baker Scholar. She practised law in Switzerland and New York then worked as Investment Banker in International Mergers and Acquisitions at Lazard Frères in New York and Paris. Ms. Gerowin formed her own consulting

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and investing company, completing five LBO transactions and participated in their direction as an officer and director. After their sale she consulted internationally. Ms. Gerowin was a Managing Director and partner of Paulson Europe LLP in London working on event, credit, distressed, recovery and merger arbitrage. She joined Paulson & Co. in 2004, helping establish the hedge fund’s Event fund. Mina Gerowin is also Director of Exor S.p.A.

Born in 1951, American citizenship.

•	Maria Patrizia Grieco Director (Non-Executive Director—independent), Member of the Compensation Committee

Maria Patrizia Grieco was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the integration of the company into CNH Industrial.

Maria Patrizia Grieco was born in Milan and holds a degree in Law from the Milan State University. She began her carrier in 1977 at the Italtel Legal & General Affairs division, becoming Head of the division in 1994. In 1999 she was appointed Italtel Chief Operating Officer to reorganize and reposition the company, of which she became CEO in 2002. From September 2003 to January 2006, she was CEO of Siemens Informatica, the Siemens Business Services parent company in Italy. She became Member of the Executive Council of Siemens Business Services at worldwide level. In February 2006 she became Partner of Value Partners and CEO of the Value Team Group, which provides IT consultancy and services in Italy and abroad with approximately 2,700 professionals. In November 2008 she was appointed CEO of Olivetti and from June 2011 to March 2013 she also served as Chairman. Since March 2013, she has been Executive Chairman of Olivetti. She has been on the Board of Save the Children since December 2010. In June 2013 she was appointed member of the Board of Italgas S.p.A. She has also served as Member of the Board of Directors of Ferretti S.p.A., of the Milan Triennale and of the European Advisory Board of Guidant, a leading medical equipment manufacture.

Born in 1952, Italian citizenship.

•	Léo Houle Director (Non-Executive Director—independent), Member of the Compensation Committee

Mr. Houle was a Director of CNH Global N.V. from April 7, 2006 until the integration of the company into CNH Industrial. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC.

Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario.

Born 1947, Canadian citizenship.

•	Peter Kalantzis Director (Non-Executive Director—independent), Member of the Audit Committee, Member of the Compensation Committee

Mr. Kalantzis was a Director of CNH Global N.V. from April 7, 2006 until the integration of the company into CNH Industrial.

Dr. Kalantzis has been a non-executive member of various boards of directors since 2001. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Dr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991 Dr. Kalantzis was appointed Executive Vice-President and Member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Dr. Kalantzis is Chairman of the Board of Directors of Movenpick-Holding Ltd., Baar (Switzerland); Chairman of the Board of Clair Ltd., Cham (Switzerland); Chairman of Von Roll Holding Ltd., Breitenbach (Switzerland); Chairman of Lamda Development Ltd., Athens (Greece); Chairman of Elpe-Thraki S.A., Athens (Greece); Chairman of Zuricher Goldhandel AG, Cham (Switzerland) and Chairman of Degussa Sonne/Mond Goldhandel AG, Cham (Switzerland). He is a member of the Board of Paneuropean Oil and Industrial Holdings, Luxembourg; of

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Lamda Consolidated Holdings, Luxembourg; of Transbalkan Pipeline BV, Amsterdam; of SGS Ltd., Geneva (Switzerland); and of Hardstone Services SA, Geneva (Switzerland). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Dr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971.

Born in 1945, Swiss and Greek citizenship.

•	John Lanaway Director (Non-Executive Director—independent), Member of the Audit Committee

Mr. Lanaway was a Director of CNH Global N.V. from April 7, 2006 until the integration of the company into CNH Industrial. On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC.

Mr. Lanaway was Executive Vice President and Chief Financial Officer, North America, of McCann Erickson, one of the largest marketing communications networks in the world, from November 2007 until June 2011. From January 2001 to November 2007, he held similar positions at Ogilvy North America. Previously, he held the positions of Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited from 1999 to 2001; Chief Financial Officer of Algorithmics Incorporated from 1997 to 1999; and Senior Vice President and Chief Financial Officer at Spar Aerospace from 1995 to 1996. Beginning in 1985 to 1995 Mr. Lanaway held various positions with Lawson Mardon Group Limited, including Sector Vice President, Labels North America from 1993 to 1995; Group Vice President and Chief Financial Officer from 1989 to 1992; General Manager, Lawson Mardon Graphics from 1988 to 1989; and Vice President, Financial Reporting and Control from 1985 to 1987. At Deloitte & Touche he served as Client Service Partner from 1980 to 1985 and as Student-Staff Accountant-Supervisor-Manager from 1971 to 1980. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto.

Born in 1950, American, Canadian and British citizenship.

•	Guido Tabellini Director (Non-Executive Director—independent), Member of the Audit Committee

Guido Tabellini was a Director of Fiat Industrial S.p.A. from March 10, 2011 until the integration of the company into CNH Industrial.

Guido Tabellini is a professor at Università Bocconi, where he also served as Rector from November 2008 to October 2012. Also at Bocconi, he served as Director and then President of the Innocenzo Gasparini Institute for Economic Research (IGIER). Prior to that, Mr. Tabellini was an assistant professor of economics at Stanford University, UCLA, Università di Cagliari and Università di Brescia. He has been a research fellow and advisor for numerous international organizations and research institutes and was a member of the Council of Economic Advisors to the Italian Prime Minister and the Privatization Committee and Advisory Panel on Public Expenditures to Italian Ministry of the Economy. Mr. Tabellini was born in January 1956 and received a Ph.D. in Economics from UCLA in 1984. He is a member of several international research institutes, including CES-IFO (Munich), CEPR (London) and CIFAR (Toronto). He is a Fellow of the Econometric Society and a Foreign Honorary Member of the American Academy of Arts and Sciences. He has won the Y. Jahnsson Award from the European Economic Association and is also a former President of the European Economic Association. Mr. Tabellini has published numerous articles and books on macro-economics and political, international and public economics. He is also columnist for Il Sole 24 Ore. Board memberships at other listed companies: CIR.

Born in 1956, Italian citizenship.

•	Jacqueline Tammenoms Bakker Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee

Jacqueline A. Tammenoms Bakker was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the integration of the company into CNH Industrial.

Jacqueline Tammenoms Bakker (1953) studied at Oxford University (BA) and the Johns Hopkins School for Advanced International Studies in Washington D.C. (MA). She joined Shell International in 1977 holding a number of positions in the Netherlands, the U.K. and Turkey. In 1989 she joined McKinsey where she worked as a consultant in the U.K. and the Netherlands until 1995 when she was appointed Vice-President Food Europe at Quest International (Unilever) in the Netherlands. In 1999 she moved to the public sector in the Netherlands, firstly as Director of GigaPort (a public-private initiative to roll out broadband networks), and then as Director-General of Freight Transport (2001-2004) and Director-General of Civil Aviation and Freight Transport (2004-2007) at the Dutch Ministry of Transport. In 2006 she was awarded the Légion d’Honneur for

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her contribution to cooperation between the Netherlands and France, and in 2006/2007 she chaired the High Level Group on the regulatory framework for civil aviation reporting to the EU Commissioner for Transport. Since 2008 Ms. Tammenoms Bakker has been an independent board member and is currently a member of the boards of Tesco PLC (UK) and Vivendi (France). She is Chairman of the Van Leer Group Foundation (NL) and Vice-Chair of the advisory board of the Rotterdam School of Management.

Born in 1953, Dutch citizenship.

•	Jacques Theurillat Director (Non-Executive Director—independent), Chairman of the Audit Committee

Born on March 20, 1959, Mr. Theurillat was a Director of CNH from April 7, 2006 until the integration of the company into CNH Industrial. Since May, 2008, Mr. Theurillat has served as Partner of Ares Life Sciences, a private equity fund whose objective is to build a portfolio in life sciences. Mr. Theurillat served as the Serono SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing the company’s global strategy and pursuing Serono’s acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, he was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance.

Born in 1959, Swiss citizenship.

BOARD REGULATIONS

On September 9, 2013 the Board of Directors adopted, with effect from the date of closing of the mergers, its regulations. Such regulations deal with matters that concern the Board of Directors and its Committees internally.

The regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The regulations provide that meetings may be held by telephone conference or video-conference, provided that all participating Directors can follow the proceedings and participate in real time discussion of the items on the agenda.

The Board of Directors can only adopt valid resolutions when the majority of the Directors in office shall be present at the Board meeting or be represented thereat.

A member of the Board of Directors may only be represented by a co-member of the Board of Directors authorized in writing.

The expression in writing shall include any message transmitted by current means of communication.

A member of the Board of Directors may not act as proxy for more than one co-member.

All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each Director shall have one vote.

The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object to a resolution being adopted in this way.

The regulations are available on the Company’s website, www.cnhindustrial.com.

THE AUDIT COMMITTEE

The Audit Committee is responsible for assisting the Board of Directors’ oversight of: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s applications of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal and external auditors, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the independent

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auditors’ qualifications, independence, remuneration and any non-audit services for the Company, (x) the performance of the Company’s internal audit function and of the independent auditors, (xi) risk management guidelines and policies, and (xii) the implementation and effectiveness of the company’s ethics and compliance program.

The Audit Committee currently consists of Messrs. Theurillat (Chairman), Kalantzis, Lanaway and Tabellini. The Audit Committee is elected by the Board of Directors and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a non-executive Director. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the Sarbanes-Oxley Act and the rules of the U.S. Securities and Exchange Commission and best practice provision III.5.7 of the Dutch Corporate Governance Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, as well as the Chief Financial Officer attend its meetings.

During the fourth quarter of 2013 the Audit Committee met twice and attendance of Directors at those meetings was 88%.

THE COMPENSATION COMMITTEE

The Compensation Committee is responsible for, among other things, assisting the Board of Directors in: (i) determining executive compensation consistent with the Company’s remuneration policy, (ii) reviewing and recommending for approval the compensation of executive Directors, (iii) administering equity incentive plans and deferred compensation benefit plans, and (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon.

The Compensation Committee currently consists of Mr. Elkann (Chairman), Ms. Grieco and Messrs. Houle and Kalantzis. The Compensation Committee is elected by the Board of Directors and is comprised of at least three directors. No more than one member may be non-independent under the Dutch Corporate Governance Code. The members of the Compensation Committee are appointed for terms of up to two years. Unless decided otherwise by the Compensation Committee, the Chief Human Resources Officer for the Company attends its meetings.

During the fourth quarter of 2013 the Compensation Committee met once with 100% attendance of Directors at such meeting.

THE GOVERNANCE AND SUSTAINABILITY COMMITTEE

The Governance and Sustainability Committee is responsible for, among other things, assisting the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as Directors of the Company, (ii) periodical assessment of the size and composition of the Board of Directors, (iii) periodical assessment of the functioning of individual Board members and reporting on this to the Board of Directors, (iv) proposals for appointment of executive and non-executive Directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the annual Sustainability Report.

The Governance and Sustainability Committee currently consists of Mr. Elkann (Chairman), Ms. Gerowin and Ms. Tammenoms Bakker. The Governance and Sustainability Committee is elected by the Board of Directors and is comprised of at least three Directors. No more than two members may be non-independent, and none of the members may be executive Directors. The members of the Governance and Sustainability Committee are appointed for terms of up to two years.

In addition, as described above, the charters of the Audit Committee, Compensation Committee and Governance and Sustainability Committee set forth independence requirements for their members for purposes of the Dutch Corporate Governance Code. Audit Committee members are also required to qualify as independent for purposes of NYSE rules and Rule 10A-3 of the Exchange Act.

During the fourth quarter of 2013 the Governance and Sustainability Committee did not have any meetings.

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AMOUNT AND COMPOSITION OF THE REMUNERATION OF THE BOARD OF DIRECTORS

Details of the remuneration of the Board of Directors and its Committees are set forth under the Section Remuneration of Directors.

INDEMNIFICATION OF MEMBERS OF THE BOARD OF DIRECTORS

The Company shall indemnify any and all of its Directors, officers, former Directors, former officers and any person who may have served at its request as a Director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director or officer of the Company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

CONFLICT OF INTEREST

A member of the Board of Directors shall not participate in discussions and decision making with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (‘Conflict of Interest’).

In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual member of the Board of Directors in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual member of the Board of Directors be excused from participation in the decision making process with respect to such matter even though such member of the Board of Directors may not have an actual Conflict of Interest.

At least annually, each Director shall assess in good faith whether (i) he or she is independent under (A) best practice provision III.2.2. of the Dutch Corporate Governance Code, (B) the requirements of Rule 10A-3 under the Exchange Act, and (C) Section 303A of the NYSE Listed Company Manual; and (ii) he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant Shareholder or related party of the Company, including affiliates of a significant Shareholder (such conflict, a “Related-Party Conflict”), it being understood that currently Exor S.p.A. would be considered a significant Shareholder.

The Directors shall inform the Board through the Chairman or the Secretary of the Board as to all material information regarding any circumstances or relationships that may impact their characterization as “independent,” or impact the assessment of their interests, including by responding promptly to the annual D&O questionnaires circulated by or on behalf of the Chairman that are designed to elicit relevant information regarding business and other relationships.

Based on each Director’s assessment described above, the Board shall make a determination at least annually regarding such Director’s independence and such Director’s Related-Party Conflict. These annual determinations shall be conclusive absent a change in circumstances from those disclosed to the Board that necessitates a change in such determination.

LOYALTY VOTING STRUCTURE

In accordance with the Merger Agreement, CNH Industrial implemented a loyalty voting structure, pursuant to which the former Shareholders of each of Fiat Industrial and CNH Global were able to elect to receive one CNH Industrial special voting share with a nominal value of €0.01 per share for each CNH Industrial common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the special voting shares. Such Shareholders had their CNH Industrial common shares registered in a separate register (the “Loyalty Register”) of CNH Industrial’s share register. Following this registration, a corresponding number of special voting shares were allocated to the above-mentioned Shareholders, and the additional voting rights could be exercised at the first CNH Industrial Shareholders’ meeting which followed the registration. By signing an election form, whose execution was necessary to elect to receive special voting shares, Shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below.

Following the completion of the Merger, new Shareholders of CNH Industrial may at any time elect to participate in the loyalty voting structure by requesting that CNH Industrial registers all or some of their CNH Industrial common shares in the Loyalty Register. If these CNH Industrial common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same Shareholder, such shares become eligible to receive special voting shares (the “Qualifying Common Shares”) and the relevant Shareholder will be entitled to receive one special voting share for each such Qualifying Common Share. If at any time such CNH Industrial common shares are de-registered from the Loyalty Register for whatever reason, the relevant Shareholder shall lose its entitlement to hold a corresponding number of special voting shares.

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A holder of Qualifying Common Shares may at any time request the de-registration of some or all such shares from the Loyalty Register, which will allow such Shareholder to freely trade its CNH Industrial common shares. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived her or his rights to cast any votes associated with such Qualifying Common Shares. Upon the de-registration from the Loyalty Register, the relevant shares will therefore cease to be Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be acquired by CNH Industrial for no consideration (om niet) in accordance with the terms and conditions of the special voting shares.

CNH Industrial’s common shares are freely transferable. However, any transfer or disposal of CNH Industrial’s common shares with which special voting shares are associated would trigger the de-registration of such common shares from the Loyalty Register and the transfer of all relevant special voting shares to CNH Industrial. Special voting shares are not admitted to listing and are transferable only in very limited circumstances. In particular, no Shareholder shall, directly or indirectly: (a) sell, dispose of or transfer any special voting share or otherwise grant any right or interest therein; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share or any interest in any special voting share.

The purpose of the loyalty voting structure is to grant long-term CNH Industrial Shareholders an extra voting right by means of granting a special voting share (Shareholders holding special voting shares are entitled to exercise one vote for each special voting share held and one vote for each CNH Industrial common share held), without entitling such Shareholders to any economic rights, other than those pertaining to the CNH Industrial common shares. However, under Dutch law, the special voting shares cannot be excluded from economic entitlements. As a result, in accordance with CNH Industrial’s Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). The distribution of dividends from the Special Dividend Reserve can only be approved by the general meeting of the holders of special voting shares upon proposal of the Board of Directors of CNH Industrial. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors of CNH Industrial as it deems necessary. The special voting shares do not have any other economic entitlement.

Section 10 of the terms and conditions of the special voting shares include liquidated damages provisions intended to discourage any attempt by holders to violate the terms thereof. These liquidated damages provisions may be enforced by CNH Industrial by means of a legal action brought by the Company in the courts of the Netherlands. In particular, a violation of the provisions of the above-mentioned terms and condition concerning the transfer of special voting shares may lead to the imposition of liquidated damages.

Pursuant to Section 12 of the terms and conditions of the special voting shares, any amendment to the terms and conditions (other than merely technical, non-material amendments) may only be made with the approval of the general meeting of Shareholders of CNH Industrial.

A Shareholder must promptly notify CNH Industrial upon the occurrence of a change of control, which is defined in Article 4(1)(n) of CNH Industrial’s Articles of Association as including any direct or indirect transfer, carried out through one or a series of related transactions, by a CNH Industrial Shareholder that is not an individual (natuurlijk persoon) of (i) the ownership or control of 50% or more of the voting rights of such Shareholder, (ii) the de facto ability to direct the casting of 50% or more of the votes which may be expressed at the general meetings of such Shareholder, or (iii) the ability to appoint or remove half or more of the Directors, executive Directors or Board members or executive officers of such Shareholder or to direct the casting of 50% or more of the voting rights at meetings of the Board, governing body or executive committee of such Shareholder. In accordance with Article 4(1)(n) of CNH Industrial’s Articles of Association, no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by the relevant CNH Industrial’s Shareholder represents less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of CNH Industrial, are not otherwise material to the Transferred Group or the change of control transaction. Article 4(1)(n) of CNH Industrial’s Articles of Association defines “Transferred Group” as comprising the relevant Shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction, as such term in defined in Article 4(1)(n) of CNH Industrial’s Articles of Association. A change of control will trigger the de-registration of the relevant Qualifying Common Shares from the Loyalty Register and the suspension of the special voting rights attached to the Qualifying Common Shares.

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If CNH Industrial were to be dissolved and liquidated, after all the debts of the Company have been paid, any remaining balances would be distributed in the following order of priority: (i) first, to satisfy the aggregate balance of share premium reserves and other reserves to the holders of CNH Industrial common shares in proportion to the number of common shares held by each of them; (ii) second, an amount equal to the aggregate amount of the nominal value of the CNH Industrial common shares to the holders thereof in proportion to the number of common shares held by each of them; (iii) third, an amount equal to the aggregate amount of the Special Dividend Reserve to the holders of special voting shares in proportion to the number of special voting shares held by each of them; and (iv) fourth, the aggregate amount of the nominal value of the special voting shares to the holders thereof in proportion to the number of special voting shares held by each of them.

GENERAL MEETING OF SHAREHOLDERS

At least one general meeting of Shareholders shall be held every year, which meeting shall be held within six months after the close of the financial year.

Furthermore, general meetings of Shareholders shall be held in the case referred to in Article 2:108a of the Dutch Civil Code and as often as the Board of Directors, the Chairman, the Senior Non-Executive Director or the Chief Executive Officer deems it necessary to hold them, without prejudice to what has been provided in the next paragraph hereof.

Shareholders solely or jointly representing at least ten percent (10%) of the issued share capital may request the Board of Directors, in writing, to call a general meeting of Shareholders, stating the matters to be dealt with.

If the Board of Directors fails to call a meeting, then such Shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of Shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he is not satisfied that the applicants have previously requested the Board of Directors in writing, stating the exact subjects to be discussed, to convene a general meeting of Shareholders.

General meetings of Shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), and shall be called by the Board of Directors, the Chairman, the Senior Non-Executive Director or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second day prior to the meeting.

All convocations of meetings of Shareholders and all announcements, notifications and communications to Shareholders shall be made by means of an announcement on the Company’s corporate website and such announcement shall remain accessible until the relevant general meeting of Shareholders. Any communication to be addressed to the general meeting of Shareholders by virtue of law or the Company’s Articles of Association, may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, on the Company’s corporate website and/or in a document made available for inspection at the office of the Company and such other place(s) as the Board of Directors shall determine.

Convocations of meetings of Shareholders may be sent to Shareholders through the use of an electronic means of communication to the address provided by such Shareholders to the Company for this purpose.

The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.

An item proposed in writing by such number of Shareholders who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the Company has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth day before the day of the meeting.

The agenda of the annual general meeting shall contain, inter alia, the following items:

a)	adoption of the annual accounts

b)	granting of discharge to the members of the Board of Directors in respect of the performance of their duties in the relevant financial year;

c)	the policy of the Company on additions to reserves and on dividends, if any;

d)	if applicable, the proposal to pay a dividend;

e)	if applicable, discussion of any substantial change in the corporate governance structure of the Company; and

f)	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch laws.

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The Board of Directors shall provide the general meeting of Shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must give reasons.
When convening a general meeting of Shareholders, the Board of Directors shall determine that, for the purpose of Article 18 and Article 19 of the Articles of Association of the Company, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the Record Date) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which Shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

The general meeting of Shareholders shall be presided over by the Senior Non-Executive Director or, in his absence, by the person chosen by the Board of Directors to act as chairman for such meeting.

One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairman of the meeting and the secretary and signed by them in witness thereof.

The minutes of the general meeting of Shareholders shall be made available, on request, to the Shareholders no later than three months after the end of the meeting, after which the Shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner as described in the preceding paragraph.

If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary. Each Director shall at all times have power to give instructions for having an official notarial record made at the Company’s expense.

As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the Shareholders entitled to attend the meeting shall be obliged to inform the Board of Directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the Board of Directors on the day mentioned in the convening notice.

Shareholders and those permitted by law to attend the meetings may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the Company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

The Company is exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.

The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.

For each general meeting of Shareholders, the Board of Directors may decide that Shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that Shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may for each meeting of Shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

Prior to being allowed admittance to a meeting, a Shareholder or its attorney shall sign an attendance list, while stating his name and, to the extent applicable, the number of votes to which he is entitled. Each Shareholder attending a meeting by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In the event that it concerns an attorney of a Shareholder, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

The chairman of the meeting may determine the time for which Shareholders and others who are permitted to attend the general meeting of Shareholders may speak if he considers this desirable with a view to the orderly conduct of the meeting.

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Every share (whether common or special voting) shall confer the right to cast one vote.

Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of Shareholders voting, present or represented or the proportion of the share capital provided or represented.

All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified herein.

Blank votes shall not be counted as votes cast.

All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.

Voting by acclamation shall be permitted if none of the Shareholders present objects.

No voting rights shall be exercised in the general meeting of Shareholders for shares owned by the Company or by a subsidiary of the Company. Usufructuaries of shares owned by the Company and its subsidiaries shall however not be excluded from exercising their voting rights, if the usufruct was created before the shares were owned by the Company or a subsidiary.

Without prejudice to the other provisions of the Articles of Association of the Company, the Company shall determine for each resolution passed:

a.	the number of shares on which valid votes have been cast;

b.	the percentage that the number of shares as referred to under a. represents in the issued share capital;

c.	the aggregate number of votes validly cast; and

d.	the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.

ISSUANCE OF SHARES

The general meeting of Shareholders or alternatively the Board of Directors, if it has been designated to do so by the general meeting of Shareholders, shall have authority to resolve on any issuance of shares. The general meeting of Shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares.

The general meeting of Shareholders or the Board of Directors if so designated as provided in Article 5, paragraph 1 of the Articles of Association, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in the law and in the Articles of Association.

If the Board of Directors is designated to have authority to decide on the issuance of shares, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Company.

For a period of five years as of September 28, 2013, the Board of Directors has been irrevocably authorized to issue Special Voting Shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set out in Article 3, paragraph 1 of the Company’s Articles of Association.

For a period of five years as of September 29, 2013 (CNH Global N.V. merger effective date), the Board of Directors has been authorized by the Shareholders to execute any issuance of common shares in the capital of the Company, which authorization is limited to the issuance of 15% of the total number of common shares issued in the capital of the Company following the CNH Global N.V. merger effective date plus an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions. Furthermore and without application of the 15% limitation, the Board of Directors shall be authorized to issue common shares and grant rights to subscribe for common shares in the capital of the Company pursuant to the equity incentive plans sponsored by the predecessors CNH Global N.V. and Fiat Industrial S.p.A., (together with certain amendments due to their mutual alignment) and any future approved equity incentive or compensation plans.

The Board of Directors of the Company has been also designated as the authorized body to limit or exclude the rights of pre-emption of Shareholders in connection with the proposed authority of the Board to issue common shares and grant rights to subscribe for common shares as referred to above.

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In the event of an issuance of common shares every holder of common shares shall have a right of pre-emption with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class, provided however that no such right of pre-emption shall exist in respect of shares to be issued to Directors or employees of the Company or of a group company pursuant to any option plan of the Company.

A Shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.

In the event of an issuance of Special Voting Shares to Qualifying Shareholders, Shareholders shall not have any right of pre-emption.

The general meeting of Shareholders or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares in which manner and, subject to paragraph 3 of Article 6 of the Articles of Association of the Company, within what period the right of pre-emption may be exercised.

CORPORATE OFFICES

The Company is incorporated under the laws of the Netherlands. It has its corporate seat in Amsterdam and the place of effective management of the Company is in the United Kingdom.

The business address of the Board of Directors and the senior managers is c/o CNH Industrial N.V., Cranes Farm Road, Basildon, Essex, SS143AD, United Kingdom.

The Company is registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 56532474 and at the Companies House in the United Kingdom under file number FC031116 BR016181.

INTERNAL CONTROL SYSTEM

The Group has in place an internal control system (the “System”), based on the model provided by the COSO Report (Committee of Sponsoring Organizations of the Treadway Commission Report – Enterprise Risk Management model) and the principles of the Dutch Corporate Governance Code, which consists of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing and monitoring the principal risks to which CNH Industrial is exposed. The System is integrated within the organizational and corporate governance framework adopted by CNH Industrial and contributes to the protection of corporate assets, as well as to ensuring the efficiency and effectiveness of business processes, reliability of financial information and compliance with laws, regulations, the Articles of Association and internal procedures.

The System, which has been developed on the basis of international best practices, consists of the following three levels of control:

•	Level 1: operating areas, which identify and assess risk and establish specific actions for management of such risk;

•	Level 2: central functions responsible for risk control, which define methodologies and instruments for managing risk and monitoring such risk;

•	Level 3: internal audit, which conducts independent evaluations of the System in its entirety.

Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting

CNH Industrial has in place a system of risk management and internal control over financial reporting based on the model provided in the COSO Report, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. Risk management is an integral part of the internal control system. A periodic evaluation of the system of internal control over financial reporting is designed to ensure the overall effectiveness of the components of the COSO Framework (control environment, risk assessment, control activities, information and communication, and monitoring) in achieving those objectives.

CNH Industrial – which is listed on the NYSE and, consequently, will be subject to Section 404 of the United States Sarbanes-Oxley Act starting from 2014 – has a system of administrative and accounting procedures in place that seeks to ensure a highly reliable system of internal control over financial reporting.

The approach adopted by CNH Industrial for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:

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•	identification and evaluation of the source and probability of significant errors in elements of financial reporting;

•	assessment of the adequacy of key controls in enabling ex-ante or ex-post identification of potential misstatements in elements of financial reporting; and

•	verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.

Identification and evaluation of the risk of misstatements which could have material effects on financial reporting is carried out through a risk assessment process that uses a top-down approach to identify the organizational entities, processes and the related accounts, in addition to specific activities, which could potentially generate significant errors. Under the methodology adopted by CNH Industrial, risks and related controls are associated with the accounting and business processes upon which accounting information is based.

Significant risks identified through the assessment process require definition and evaluation of key controls that address those risks, thereby mitigating the possibility that financial reporting will contain any material misstatements.

In accordance with international best practices, the CNH Industrial Group has two principal types of control in place:

•	controls that operate at Group or subsidiary level, such as the delegation of authorities and responsibilities, separation of duties, and assignment of access rights for IT systems; and

•	controls that operate at process level, such as authorizations, reconciliations, verification of consistencies, etc. This category includes controls for operating processes, controls for closing processes and cross-sector controls carried out by service providers that are part of the Fiat Group. These controls can be preventive (i.e., designed to prevent errors or fraud that could result in misstatements in financial reporting) or detective (i.e., designed to reveal errors or fraud that have already occurred). They may also be defined as manual or automatic, such as application-based controls relating to the technical characteristics and configuration of IT systems supporting business activities.

An assessment of the design and operating effectiveness of key controls is carried out through tests performed by dedicated departments at subsidiary level and by the internal audit function, using sampling techniques based on international best practices. The internal audit function also conducts a qualitative review of the tests performed by subsidiary companies.

The assessment of the controls may require the definition of compensating controls and plans for remediation and improvement. The results of monitoring are subject to periodic review by the manager responsible for preparation of CNH Industrial’s financial reporting and communicated to senior management and to the Audit Committee (which in turn reports to the Board of Directors).

CODE OF CONDUCT

On September 28, 2013, the Board of Directors adopted a code of conduct (the “Code of Conduct”), which forms an integral part of the internal control system and sets out the principles of business ethics to which CNH Industrial adheres and which Directors, employees, consultants and partners are required to observe. In particular, the Code of Conduct includes specific guidelines on issues relating to the environment, health and safety, business ethics and anti-corruption, suppliers, management of human resources and the respect of human rights.

The CNH Industrial Group uses its best endeavors to ensure that suppliers, consultants and any third party with whom the CNH Industrial Group has a business relationship be informed of the adoption of the principles set forth in the Code of Conduct.

The Code of Conduct is available on the Corporate Governance section of the Group’s website, www.cnhindustrial.com.

INSIDER TRADING POLICY

On September 9, 2013, the Board of Directors adopted an insider trading policy setting forth guidelines and recommendations to all Directors, officers and employees of the CNH Industrial Group with respect to transactions in CNH Industrial’s securities. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect CNH Industrial’s reputation for integrity and ethical conduct.

The Insider Trading Policy is available on the Corporate Governance section of the Group’s website, www.cnhindustrial.com.

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SUSTAINABILITY PRACTICES

The CNH Industrial Group is committed to operating in an environmentally and socially-responsible manner.

As discussed above, the Governance and Sustainability Committee was assigned responsibility for strategic oversight of sustainability-related issues and reviews the annual Sustainability Report. The GEC defines the strategic approach, evaluates the congruity of the Sustainability Plan with business objectives and is regularly updated on the Group’s sustainability performance.

The Sustainability Unit, which is part of the Group’s financial organization, has operational responsibility for promoting a culture of sustainability throughout the Group, it facilitates the process of continuous improvement, and contributes to managing risks and strengthening the relationship with and perceptions of stakeholders, in addition to managing sustainability reporting and communications.

The Group’s Code of Conduct includes guidelines aimed at ensuring the Group’s activities are conducted in a consistent and responsible manner. In addition, the Group has also adopted “Sustainability Guidelines for Suppliers,” setting forth expectations for suppliers and sub-suppliers of the Group worldwide, “Environmental Guidelines,” which provide clear indications on how to establish and update environmental targets, develop new products and execute daily activities worldwide, and “Green Logistics Principles” setting forth principles for ensuring respect for the environment in the Group’s logistical and supply chain operations.

The Group also produces a Sustainability Plan, which reports on the progress of existing projects and new targets to drive continuous improvement in the Group’s sustainability performance. It is updated annually to report the status of existing projects and establish new targets to ensure continuous improvement to support long-term growth. The Sustainability Plan is incorporated in the Sustainability Report, which is prepared on a voluntary basis applying the Global Reporting Initiative’s G4 guidelines (GRI – G4).

The Group has placed particular emphasis on the reduction of polluting emissions, fuel consumption and greenhouse gas emissions by means of:

•	powertrain technologies and associated components which are compliant with new emissions regulations, and their application on industrial, commercial and agricultural vehicles;

•	engine and transmission technologies and alternative fuels for commercial vehicles;

•	innovative architecture to deliver improvements in aerodynamics and reductions in vehicle weight; and

•	following the promotion of the use of alternative fuels and renewable energy sources and the managing of recovery, recycling and reuse rates.

In the Group’s manufacturing processes, priority continues to be placed on reducing the environmental impact and optimizing the energy performance.

CNH Industrial’s achievements in improving its sustainability performance have been recognized through inclusion in several leading sustainability indices. In particular, in September 2013, CNH Industrial was included in the Dow Jones Sustainability World and Europe Indices.

COMPLIANCE WITH DUTCH CORPORATE GOVERNANCE CODE

While CNH Industrial endorses the principles and best practice provisions of the Dutch Corporate Governance Code, its current corporate governance structure deviates from the following best practice provisions:

•	CNH Industrial deviates from provision of paragraph III.2.1, which requires that all non-executive members of the Board of Directors, with the exception of not more than one, shall be independent, as two out of nine non-executive members of the Board of Directors may be qualified as non-independent Directors within the meaning of the Dutch Corporate Governance Code.

•	CNH Industrial deviates from provision of paragraphs III.3.3 and III.6.2, which require that a Board member may not take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she may appear to have a conflict of interest with CNH Industrial, as the definition of conflict of interest set forth in the Board Regulations of CNH Industrial is geared towards an actual conflict of interest, as referred to in the Dutch Civil Code, and does not include the reference to the appearance of a conflict of interest. Nevertheless, the Board Regulations of CNH Industrial stipulate that the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a conflict of interest of an individual Director in relation to a specific matter, that it is deemed in the best interest of proper decision making process that such individual Director be recused from participation in the decision making process with respect to such matter even though such Director may not have an actual conflict of interest.

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•	CNH Industrial deviates from provision of paragraph III.5.1, which requires that the terms of reference of the various committees may provide that a maximum of one member of each committee may not be independent as the terms of reference of the Governance and Sustainability Committee state that a maximum of two members of that committee may not be independent and the initial composition of the Governance and Sustainability Committee is such that two out of the three members will not be independent.

•	CNH Industrial deviates from provision of paragraph III.5.11, which requires that the Compensation Committee may not be chaired by a member of the management Board of another listed company. The initial composition of the Compensation Committee is such that its chairman is also an executive Director of the Board of Directors of another listed company (which, however, operates in an industrial sector which is different from the one in which CNH Industrial operates).

IN CONTROL STATEMENT

Internal Control System

The Board of Directors is responsible for designing, implementing and maintaining internal controls, including proper accounting records and other management information suitable for running the business.

The principal characteristics of the Internal Control System and Internal Control over Financial Reporting adopted by CNH Industrial are described in the specific paragraph mentioned above.

Based on the assessment performed, the Board of Directors concluded that, as of December 31, 2013, the Group’s and the Company’s Internal Control over Financial Reporting is considered effective.

February 27, 2014

Sergio Marchionne

Richard J. Tobin

Responsibilities in respect of the Annual Report

The Board of Directors is responsible for preparing the Annual Report, inclusive of the Consolidated and Statutory Financial Statements and Report on Operations, in accordance with Dutch law and International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union (IFRS).

In accordance with Section 5:25c, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss for the year of CNH Industrial N.V. and its subsidiaries and that the Report on Operations provides a true and a fair view of the performance of the business during the financial year and the position at balance sheet date of CNH Industrial N.V. and its subsidiaries, together with a description of the principal risks and uncertainties that CNH Industrial N.V. and the Group face.

February 27, 2014

The Board of Directors

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REMUNERATION OF DIRECTORS

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

The Board of Directors determines the compensation for Executive Directors with reference to the remuneration policy. The policy is approved by shareholders, and it is published on our website.

The objective of the remuneration policy is to provide a compensation structure that allows CNH Industrial to attract, develop and retain highly qualified executives.

Features of the remuneration policy for Executive Directors

CNH Industrial’s compensation policy aims to provide total compensation that:

•	attracts, retains and motivates qualified executives;

•	is competitive against the comparable market;

•	reinforces our performance driven culture and meritocracy; and

•	is aligned to shareholders interests.

The standard remuneration structure for Executive Directors provides a fixed component as well as short and long-term variable components. CNH Industrial believes that the remuneration structure promotes the interests of CNH Industrial in the short and the long-term and is not intended to encourage the executive directors to act in their own interests. In determining the level and structure of the compensation of the Executive Directors, the Non-executive Directors will take into account, among other things, the financial and operational results as well as non-financial objectives of CNH Industrial. The Company periodically benchmarks its executive compensation program against peer companies and monitors compensation levels and trends in the market.

Fixed Component

The primary objective of the base salary (the fixed part of the annual cash compensation) for Executive Directors is to attract and retain well qualified senior executives. The Company’s policy is to periodically benchmark the base salary payable to Company executives to the base salary paid to comparable executives at comparable businesses.

Variable Components

Executive Directors are also eligible to receive variable compensation subject to the achievement of pre-established financial and other designated performance targets.

The targets will be defined in the Remuneration Report which will be available on the corporate website after the CNH Industrial strategic business plan is finalized, expected by the second quarter.

The variable components of Executive Directors’ remuneration, both the short and the long-term components, are linked to predetermined, assessable and influenceable targets.

Short-Term Incentives

The primary objective of short-term variable incentives is to focus on the business priorities for the current or next year. The Executive Directors’ variable incentive is based on achieving short-term (annual) financial and other designated objectives proposed by the Compensation Committee and approved by the Non-executive Directors each year.

In regards to the Executive Directors’ annual performance bonus determination, the Compensation Committee and the Non-executive Directors:

•	approve the Executive Directors’ target and maximum allowable bonus,

•	select the choice and weighting of metrics,

•	set the stretch objectives,

•	review any unusual items that occurred in the performance year to determine the appropriate overall measurement of achievement, and

•	approve the final bonus determination

In addition, upon proposal of the Compensation Committee, the Non-executive Directors retain authority to grant annual bonuses for specific transactions that are deemed exceptional in terms of strategic importance and effect on the Company’s results.

Long-Term Incentives

The primary objective of the long-term variable incentives is to reward and retain qualified Executive Directors over the longer term while aligning their interests with those of Shareholders.

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CNH Industrial’s long-term variable incentives consist of a share-based incentive plan that links this variable component to the achievement of pre-established performance targets (both individual and company) consistent with the Company’s strategic horizon. As typical with the objective of using equity based awards, these awards help align the Executive Directors’ interests with shareholder interests by delivering greater value to the executive director as shareholder value increases.

Other Benefits

Executive Directors are also entitled to usual and customary fringe benefits such as a company car, medical insurance, accident insurance, and in the case of the Chairman, a portion of the costs of personal security personnel. The Compensation Committee may grant other benefits to the Executive Directors in particular circumstances.

REMUNERATION POLICY FOR NON-EXECUTIVE DIRECTORS

Remuneration of Non-executive Directors is approved by the Company’s Shareholders and periodically reviewed by the Compensation Committee.

The current annual remuneration for the Non-executive Directors is:

•	US$125,000 for each Non-executive Director

•	An additional US$25,000 for each member of the Audit Committee and US$35,000 for the Audit Committee Chairman.

•	An additional US$20,000 for each member of every other Board committee and US$25,000 for the committee chairman.

Non-executive Directors elect which portion of their annual retainer fee, committee membership and committee chair fee payments will be made in cash, common shares of CNH Industrial or options to purchase common shares of CNH Industrial. Remuneration of Non-executive Directors is fixed and not dependent on CNH Industrial’s financial results. Non-executive Directors are not eligible for variable compensation and do not participate in any incentive plans.

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IMPLEMENTATION OF THE REMUNERATION POLICY IN 2013

Directors’ Compensation

The following table summarizes remuneration paid or accrued to Directors for the year ended December 31, 2013, including the former CNH Global N.V. and Fiat Industrial S.p.A. Board of Directors until the end of their board service effective with the merger date.

In €	Office Held	In office from/to	Annual Fee/ Salary	Fees paid in equity instruments	Bonus and Other Incentives (non-equity)	Non-Monetary Compensation (Fringe Benefits) (1)	Pension & Similar Benefits	Total Remuneration
Directors of CNH Industrial N.V.
MARCHIONNE Sergio (*) (2)	CHAIRMAN	01/01/2013 - 12/31/2013	1,290,697		812,339		56,274	2,159,310
TOBIN Richard (*)	CEO	01/01/2013 - 12/31/2013	869,006		1,169,488	8,628	126,248	2,173,370
TAMMENOMS BAKKER Jacqueline (*)	DIRECTOR	01/01/2013 - 12/31/2013	76,048				9,009	85,057
ELKANN John (*)	DIRECTOR	01/01/2013 - 12/31/2013	100,446					100,446
GRIECO Maria Patrizia (*)	DIRECTOR	01/01/2013 - 12/31/2013	76,048					76,048
TABELLINI Guido (*)	DIRECTOR	01/01/2013 - 12/31/2013	80,739				5,874	86,613
HOULE Léo W. (*)	DIRECTOR	01/01/2013 - 12/31/2013	106,076					106,076
KALANTZIS Peter (*)	DIRECTOR	01/01/2013 - 12/31/2013	99,528					99,528
LANAWAY John (*)	DIRECTOR	01/01/2013 - 12/31/2013	67,034	28,729				95,763
THEURILLAT Jacques (*)	DIRECTOR	01/01/2013 - 12/31/2013	117,340					117,340
GEROWIN Mina	DIRECTOR	10/01/2013 - 12/31/2013	13,649	25,069				38,718
Former Directors of Fiat Industrial S.p.A. or CNH Global N.V.
BOMBASSEI Alberto (**)	DIRECTOR	01/01/2013 - 09/30/2013	52,500					52,500
CODA Gianni (**)	DIRECTOR	01/01/2013 - 09/30/2013	37,500				5,003	42,503
LIBERATORE Robert (**)	DIRECTOR	01/01/2013 - 09/30/2013	48,750					48,750
MILONE Libero (**)	DIRECTOR	01/01/2013 - 09/30/2013	60,000					60,000
PERISSINOTTO Giovanni (**)	DIRECTOR	01/01/2013 - 09/30/2013	48,750					48,750
ZHAO John (**)	DIRECTOR	01/01/2013 - 09/30/2013	37,500					37,500
BOYANOVSKY Harold D. (***)	DIRECTOR	01/01/2013 - 09/30/2013	56,270			7,140		63,410
COLLIGAN Thomas J. (***)	DIRECTOR	01/01/2013 - 09/30/2013	67,524					67,524
HILER Edward A.(***)	DIRECTOR	01/01/2013 - 09/30/2013	64,710			10,256		74,966
JEKER Rolf M. (***)	DIRECTOR	01/01/2013 - 09/30/2013	64,710					64,710
LIPPER Kenneth (***)	DIRECTOR	01/01/2013 - 09/30/2013	64,710			10,256		74,966
MONFERINO Paolo (***)	DIRECTOR	01/01/2013 - 09/30/2013	56,270					56,270

TOTAL			3,555,805	53,798	1,981,827	36,280	202,408	5,830,118

(*)	Remuneration paid by CNH Industrial N.V. for the period Sep. 30-Dec.31, and by Fiat Industrial S.p.A. or by CNH Global N.V. for the period Jan. 1-Sep. 29
(**)	Former Director of Fiat Industrial S.p.A.
(***)	Former Director of CNH Global N.V.
(1)	It includes the use of transport for personal purposes.
(2)	The financial statements for the year ended December 31, 2013 include a €319,687 provision related to a retention scheme granted by Fiat S.p.A. in 2004 and partially assigned to Fiat Industrial S.pA. upon the demerger of Fiat S.p.A. in favor of Fiat Industrial S.p.A.

CNH Industrial N.V. Directors’ Compensation Plan

Remuneration of non-executive directors is approved by the Company’s Shareholders and periodically reviewed by the Compensation Committee.

The current remuneration for the Non-Executive Directors is:

•	US$125,000 for each Non-Executive Director

•	An additional US$25,000 for each member of the Audit Committee and US$35,000 for the Audit Committee Chairman.

•	An additional US$20,000 for each member of every other Board committee and US$25,000 for the committee chairman.

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Non-Executive Directors elect which portion of their annual retainer fee, committee membership and committee chair fee payments will be made in cash, common shares of CNHI or options to purchase common shares. Remuneration of non-executive directors is fixed and not dependent on CNHI’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any incentive plans (collectively, the “Fees”).

Directors eligible to receive compensation under the CNHI Directors’ Compensation Plan do not receive benefits upon termination of their service as directors.

With effect from September 29, 2013, 200,000 common shares were reserved for issuance under the CNHI Directors’ Compensation Plan, as approved by Shareholders.

The tables that follow reflect the stock option and share activity for the year ended December 31, 2013 under the CNHI Directors’ Compensation Plan and the predecessor Company plans adopted by CNH Industrial pursuant to the merger agreement terms and condition in September 2013.

Related to the merger agreement, the outstanding stock option balances under former CNH Global NV Directors’ Compensation Plan and the outstanding stock option and share unit awards under the former CNH Global NV Equity Incentive Plan (“CNH EIP”) incurred two adjustments during 2013.

The first adjustment accounts for the impact of the December 2012 special dividend. The Board resolved at the January 2013 meeting to have balances adjusted by multiplying by a factor of 1.215 and exercise prices adjusted by dividing by a factor of 1.215. The 1.215 factor was determined by the ratio of the share price pre and post ex-dividend date of the US$10/CNH share special dividend. The ex-dividend date was December 18, 2012. The closing price on December 17 was US$49.44/CNH share and the opening price on December 18 was US$40.69/CNH share.

The second adjustment, effective the date of the merger, accounts for the conversion of CNH shares to CNH Industrial shares, per the merger agreement terms and conditions, by a factor of 3.828, the same conversion ratio applied to CNH Global NV equity holders.

No adjustment occurred on the former Fiat Industrial equity awards since the conversion factor per the merger agreement was 1:1, the same as the Fiat Industrial equity holders. On October 31, 2013, upon recommendation of the Compensation Committee, the Board of Directors of CNH Industrial resolved to consider the performance conditions met for the Chairman’s company performance share units (“PSU“s). The units will vest February 1, 2015.

The tables first state the beginning balance before the adjustments and then are restated to reflect the impact of the combined two adjustments, as applicable by individual. The activity during 2013 is also restated for the applicable adjustments.

Report on Operations Remuneration of Directors     90

Share-Based Compensation

The following table summarizes outstanding stock options for Directors as of December 31, 2013. For further details about outstanding stock options conditions, please refer to Note 24 to the Consolidated Financial Statements.

	Grant Date	Exercise Price (US$)	Boyanovsky	Gerowin		Hiler	Houle	Jeker	Lanaway	Lipper	Theurillat	Tobin	Total
Beginning Balance as of 1/1/13
(automatic option)	5/3/2005	17.28	—	—		4,000	—	—	—		—	—	4,000
(automatic option)	4/7/2006	27.70	—	—		4,000	4,000	4,000	4,000	—	—	—	16,000
	10/3/2006	22.32	—	—		—	4,480	1,008	—	—	—	—	5,488
	12/29/2006	27.45	—	—		—	3,643	820	—	—	911	—	5,374
	3/30/2007	38.04	—	—		—	2,629	592	—	—	657	—	3,878
	6/30/2007	50.95	—	—		—	1,963	442	—	—	491	—	2,896
	9/28/2007	60.54	—	—		—	1,652	—	—	1,487	413	—	3,552
	12/27/2007	66.41	—	—		—	1,506	—	—	1,356	—	—	2,862
	3/19/2008	50.08	—	—		—	1,997	—	—	1,798	—	—	3,795
	4/26/2008	48.12	10,574	—		—	—	—	—	—	—	—	10,574
	6/17/2008	42.51	—	—		—	2,353	—	—	2,118	—	—	4,471
	4/30/2009	13.58	28,512	—		—	—	—	—	—	—	—	28,512
	4/30/2010	31.69	93,391	—		—	—	—	—	—	—	50,489	143,880
	9/7/2010	32.30	—	—		—	—	—	—	3,560	—	—	3,560
	4/29/2011	47.20	—	—		—	—	—	—	—	—	40,676	40,676
	12/27/2011	37.09	—	—		—	—	—	—	3,101	—	—	3,101
	04/02/2012	40.03	—	—		—	—	—	—	2,873	—	—	2,873
	07/02/2012	39.39	1,269	—		—	—	—	—	—	—	—	1,269
	09/28/2012	40.79	—	—		—	—	—	—	—	—	103,974	103,974
	10/01/2012	39.27	1,273	—		—	—	—	—	—	—	—	1,273
	12/31/2012	39.88	—	—		—	—	—	—	2,884	—	—	2,884

Beginning Total			135,019	—		8,000	24,223	6,862	4,000	19,177	2,472	195,139	394,892

– Vested/Not Exercised			103,888	—		8,000	24,223	6,862	4,000	19,177	2,472	47,218	215,840
– Not Vested			31,131	—		—	—	—	—	—	—	147,921	179,052
Beginning Balance as of 1/1/13 – Adjusted (1)
(automatic option)	5/3/2005	3.72	—	—		18,604	—	—	—		—	—	18,604
(automatic option)	4/7/2006	5.96	—	—		18,604	18,604	18,604	18,604	—	—	—	74,416
	10/3/2006	4.80	—	—		—	20,835	4,685	—	—	—	—	25,520
	12/29/2006	5.91	—	—		—	16,942	3,812	—	—	4,233	—	24,987
	3/30/2007	8.18	—	—		—	12,226	2,752	—	—	3,054	—	18,032
	6/30/2007	10.96	—	—		—	9,129	2,055	—	—	2,281	—	13,465
	9/28/2007	13.02	—	—		—	7,682	—	—	6,913	1,917	—	16,512
	12/27/2007	14.28	—	—		—	7,001	—	—	6,304	—	—	13,305
	3/19/2008	10.77	—	—		—	9,286	—	—	8,360	—	—	17,646
	4/26/2008	10.35	49,178	—		—	—	—	—	—	—	—	49,178
	6/17/2008	9.15	—	—		—	10,940	—	—	9,849	—	—	20,789
	4/30/2009	2.93	132,610	—		—	—	—	—	—	—	—	132,610
	4/30/2010	6.82	434,359	—		—	—	—	—	—	—	234,824	669,183
	9/7/2010	6.95	—	—		—	—	—	—	16,556	—	—	16,556
	4/29/2011	10.15	—	—		—	—	—	—	—	—	189,183	189,183
	12/27/2011	7.98	—	—		—	—	—	—	14,420	—	—	14,420
	04/02/2012	8.61	—	—		—	—	—	—	13,359	—	—	13,359
	07/02/2012	8.47	5,898	—		—	—	—	—	—	—	—	5,898
	09/28/2012	8.78	—	—		—	—	—	—	—	—	483,468	483,468
	10/01/2012	8.45	5,918	—		—	—	—	—	—	—	—	5,918
	12/31/2012	10.42	—	—		—	—	—	—	11,039	—	—	11,039

Beginning Total – Adjusted			627,963	—		37,208	112,645	31,908	18,604	86,800	11,485	907,475	1,834,088

– Vested/Not Exercised			483,173	—		37,208	112,645	31,908	18,604	86,800	11,485	522,099	1,303,922
– Not Vested			144,790	—		—	—	—	—	—	—	385,376	530,166
Total Options Granted in 2013
	12/28/2013	11.325	—	6,402	(3)	—	—	—	—	—	—	—	6,402

2013 Sub-Total			—	6,402		—	—	—	—	—	—	—	6,402
Options Exercised in 2013 (2)
	5/3/2005	3.72	—	—		9,302	—	—	—		—	—	9,302
	4/7/2006	5.96	—	—		9,302	—	18,604	—	—	—	—	27,906
	10/3/2006	4.80	—	—		—	—	4,685	—	—	—	—	4,685
	12/29/2006	5.91	—	—		—	—	3,812	—	—	—	—	3,812
	3/30/2007	8.18	—	—		—	—	2,752	—	—	—	—	2,752
	6/30/2007	10.96	—	—		—	—	2,055	—	—	—	—	2,055
	3/19/2008	10.77	—	—		—	—	—	—	8,360	—	—	8,360
	4/26/2008	10.35	49,178	—		—	—	—	—	—	—	—	49,178
	6/17/2008	9.15	—	—		—	—	—	—	9,849	—	—	9,849
	4/30/2009	2.93	132,610	—		—	—	—	—	—	—	—	132,610
	4/30/2010	6.82	434,359	—		—	—	—	—	—	—	—	434,359
	9/7/2010	6.95	—	—		—	—	—	—	16,556	—	—	16,556
	12/27/2011	7.98	—	—		—	—	—	—	14,420	—	—	14,420
	04/02/2012	8.61	—	—		—	—	—	—	13,359	—	—	13,359
	12/31/2012	10.42	—	—		—	—	—	—	11,039	—	—	11,039

Total Options Exercised in 2013			616,147	—		18,604	—	31,908	—	73,583	—	—	740,242

Closing Total			11,816	6,402		18,604	112,645	—	18,604	13,217	11,485	907,475	1,100,248

– Vested/Not Exercised			11,816	6,402		18,604	112,645	—	18,604	13,217	11,485	522,099	714,872
– Not Vested			—	—		—	—	—	—	—	—	385,376	385,376

Report on Operations Remuneration of Directors     91

Note

1. Adjusted for the following:

1.1 Payment of special dividend in December 2012. Adjustment factor was 1.215.

1.2 Effect of CNH Industrial merger. Adjustment factor was 3.828.

The outstanding options were multiplied by both adjustment factors, whereas the exercise price was divided by both adjustment factors.

For example, using the 5/3/2005 grant of 4,000 outstanding options with an exercise price of US$17.28.

Options		Exercise price
4,000	A	17.28	F
1.215	B	1.215	G

4,860	C = A * B	14.22	H = F / G
3.828	D	3.828	I

18,604	E = C * D	3.72	J = H / I

2. All exercises and exercise prices are in adjusted amounts

3. Immediately exercisable upon the grant date, but common shares purchased upon exercise may not be sold until at least six months after the grant date

The following table summarizes outstanding (as of December 31, 2013) performance share units held by Directors (due to their current or former employment by the Company) with respect to which vesting has not yet occurred. For further details about outstanding performance share unit conditions, please refer to Note 24 to the Consolidated Financial Statements.

	Note	Grant Date	Price	Boyanovsky	Tobin	Marchionne	Total
Beginning Balance as of 1/1/2013
		09/30/2010	US$34.74	40,000	75,000		115,000
		01/01/2012	US$37.64		78,500		78,500
		04/05/2012	€7.795			1,000,000	1,000,000

Beginning Total				40,000	153,500	1,000,000	1,193,500

Beginning Balance as of 1/1/2013—Adjusted	1
		09/30/2010	US$7.47	186,040	348,826		534,866
		01/01/2012	US$8.09	—	365,103		365,103
		04/05/2012	€7.795			1,000,000	1,000,000

Beginning Total—Adjusted				186,040	713,929	1,000,000	1,899,969

Granted in 2013				—	—	—	—

Total Granted in 2013				—	—	—	—
Vested in 2013
		09/30/2010	US$7.47	186,040	116,275	—	302,315

Total Vested in 2013				186,040	116,275	—	302,315
Ending Balance as of 12/31/2013
Not Vested
		09/30/2010	US$7.47	—	232,551	—	232,551
		01/01/2012	US$8.09	—	365,103	—	365,103
		04/05/2012	€7.795	—	—	1,000,000	1,000,000

Closing Total				—	597,654	1,000,000	1,597,654

Report on Operations Remuneration of Directors     92

Note

1. Adjusted for the following:

1.1 Payment of special dividend in December 2012. Adjustment factor was 1.215.

1.2 Effect of CNH Industrial merger. Adjustment factor was 3.828.

The outstanding PSUs were multiplied by both adjustment factors, whereas the price was divided by both adjustment factors.

For example, using the 9/30/2010 PSU award of 115,000 with a price of US$34.74.

Share units		Grant price
115,000	A	34.74	F
1.215	B	1.215	G

139,725	C = A * B	28.59	H = F / G
3.828	D	3.828	I

534,866	E = C * D	7.47	J = H / I

The following table summarizes outstanding (as of December 31, 2013) restricted share units held by Directors (due to their current or former employment by the Company) with respect to which vesting has not yet occurred. For further details about outstanding restricted share unit condition, please refer to Note 24 to the Consolidated Financial Statements.

	Note	Grant Date	Price	Tobin	Marchionne(2)	Total
Beginning Balance as of 1/1/2013
		09/30/2010	US$34.74	1,667		1,667
		09/30/2011	US$26.65	3,000		3,000
		04/05/2012	€7.795		1,100,000	1,100,000

Beginning Total				4.667	1,100,000	1,104,667

Beginning Balance as of 1/1/2013—Adjusted	1
		09/30/2010	US$7.47	7,751		7,751
		09/30/2011	US$5.73	13,953		13,953
		04/05/2012	€7.795		1,100,000	1,100,000

Beginning Total—Adjusted				21,704	1,100,000	1,121,704

Granted in 2013				—	—	—

Total Granted in 2013				—	—	—
Vested in 2013
		09/30/2010	US$7.47	7,751	—	7,751
		09/30/2011	US$5.73	6,977	—	6,977
		04/05/2012	€7.795		366,667	366,667

Total Vested in 2013				14,728	366,667	381,395
Ending Balance as of 12/31/2013
Not Vested
		09/30/2011	US$5.73	6,976	—	6,976
		04/05/2012	€7.795	—	733,333	733,333

Closing Total				6,976	733,333	740,309

Note

1. Adjusted for the following:

1.1 Payment of special dividend in December 2012. Adjustment factor was 1.215.

1.2 Effect of CNH Industrial merger. Adjustment factor was 3.828.

The outstanding RSUs were multiplied by both adjustment factors, whereas the price was divided by both adjustment factors.

For example, using the 9/30/2010 RSU award of 1,667 with a price of US$34.74.

Share Units		Grant price
1,667	A	34.74	F
1.215	B	1.215	G

2,025	C = A * B	28.59	H = F / G
3.828	D	3.828	I

7,751	E = C * D	7.47	J = H / I

2. As of February 27, 2014 the beneficiary has not exercised its right with respect to the restricted share units vested.

Report on Operations Remuneration of Directors     93

EXECUTIVE OFFICERS’ COMPENSATION

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2013 was approximately €14.6 million, including €4.7 million of pension and similar benefits paid or set aside by us. The aggregate amounts include 17 executives at December 31, 2013; during 2013, organizational changes occurred that were taken into consideration, pro-rata temporis, in the total compensation figures.

Report on Operations Remuneration of Directors     94

SUBSEQUENT EVENTS AND 2014 OUTLOOK

SUBSEQUENT EVENTS

On January 28, 2014, CNH Industrial and BNP Paribas Leasing Solutions, the two shareholders of CNH Industrial Capital Europe, agreed on the extension of the joint-venture services to CNH Industrial Trucks and Commercial Vehicles Segment in Italy, Germany, France, the United Kingdom and other major European markets. This extension has been approved by the French banking regulatory authority (ACPR). Prior to this agreement, the joint venture had, starting in 1997, provided leasing and financing to CNH Industrial customers in the Agricultural and Construction Equipment businesses in Europe. The company currently finances over 40,000 customers in nine countries, for a total outstanding portfolio of €1.7 billion. As a result of this increase in scope, CNH Industrial Capital Europe is now the captive finance company for all CNH Industrial Group businesses in major European countries. CNH Industrial Capital Europe will henceforth use the CNH Industrial Capital and Iveco Capital brands for dealer and customer-oriented financing activities.

2014 OUTLOOK

Projected improvements in operating performances in the Trucks and Commercial Vehicles and Construction Equipment businesses, coupled with continued industrial efficiencies, are expected to offset the projected decline in unit demand of agricultural equipment forecasted for 2014. Accordingly, CNH Industrial is setting its 2014 guidance as follows:

•	Revenues flat to up 5%;

•	Trading margin between 7.8% and 8.2%; and

•	Year-end net industrial debt between €1.5 billion and €1.7 billion.

The Group will be releasing a new business plan in May of 2014 at an investor event to be held in the United States following the Q1 2014 results release.

February 27, 2014

The Board of Directors

Sergio Marchionne

Richard J. Tobin

John Elkann

Mina Gerowin

Maria Patrizia Grieco

Léo W. Houle

Peter Kalantzis

John Lanaway

Guido Tabellini

Jacqueline A. Tammenoms Bakker

Jacques Theurillat

Report on Operations Subsequent Events and 2014 Outlook     95

Report on Operations    96

CNH INDUSTRIAL GROUP

CONSOLIDATED

FINANCIAL STATEMENTS

At December 31, 2013

CONSOLIDATED INCOME STATEMENT

(€ million)	Note	2013	2012 (*)
Net revenues	(1)	25,778	25,785
Cost of sales	(2)	20,897	20,931
Selling, general and administrative costs	(3)	2,230	2,187
Research and development costs	(4)	600	560
Other income/(expenses)	(5)	(66)	(44)

TRADING PROFIT/(LOSS)		1,985	2,063

Gains/(losses) on the disposal of investments	(6)	(19)	(38)
Restructuring costs	(7)	40	166
Other unusual income/(expenses)	(8)	(58)	(13)

OPERATING PROFIT/(LOSS)		1,868	1,846

Financial income/(expenses)	(9)	(463)	(467)
Result from investments:	(10)	102	81
Share of the profit/(loss) of investees accounted for using the equity method		101	86
Other income/(expenses) from investments		1	(5)

PROFIT/(LOSS) BEFORE TAXES		1,507	1,460

Income taxes	(11)	590	560

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		917	900

Profit/(loss) from discontinued operations		—	—

PROFIT/(LOSS)		917	900

PROFIT/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		789	791
Non-controlling interests		128	109

(in €)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(13)	0.63	0.65
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(13)	0.63	0.65

(*)	Following the retrospective application of the amendment to IAS 19 from January 1, 2013 the figures reported for the year 2012 have been recast for comparative purposes as required by IAS 1. Reference should be made to the section Accounting standards, amendments and interpretations adopted from January 1, 2013 for further details.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     98

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€ million)	Note	2013	2012 (*)
PROFIT/(LOSS) (A)		917	900
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefits plans	(24)	116	(196)
Income tax relating to Other comprehensive income that will not be reclassified subsequently to profit or loss	(24)	(67)	25

Total Other comprehensive income that will not be reclassified subsequently to profit or loss, net of tax (B1)		49	(171)

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedges	(24)	109	45
Gains/(losses) on fair value of available-for-sale financial assets	(24)	—	—
Gains/(losses) on exchange differences on translating foreign operations	(24)	(615)	(223)
Share of other comprehensive income of entities consolidated by using the equity method	(24)	(40)	(47)
Income tax relating to components of Other comprehensive income that may be reclassified subsequently to profit or loss	(24)	(31)	(10)

Total Other comprehensive income that may be reclassified subsequently to profit or loss, net of tax (B2)		(577)	(235)

TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX (B) = (B1) + (B2)		(528)	(406)

TOTAL COMPREHENSIVE INCOME (A)+(B)		389	494

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the parent		299	421
Non-controlling interests		90	73

(*)	Following the retrospective application of the amendments to IAS 19 and to IAS 1 from January 1, 2013 the figures reported for 2012 have been recast for comparative purposes as required by IAS 1. Reference should be made to the paragraph Accounting standards, amendments and interpretations adopted from January 1, 2013 for further details.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     99

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(€ million)	Note	At December 31, 2013	At December 31, 2012 (*)	At January 1, 2012 (*)
ASSETS
Intangible assets	(14)	4,384	4,174	3,909
Property, plant and equipment	(15)	5,052	4,572	4,177
Investments and other financial assets:	(16)	550	531	666
Investments accounted for using the equity method		489	464	614
Other investments and financial assets		61	67	52
Leased assets	(17)	768	622	558
Defined benefit plan assets		32	38	27
Deferred tax assets	(11)	1,212	1,228	1,284

Total Non-current assets		11,998	11,165	10,621

Inventories	(18)	5,464	4,843	4,865
Trade receivables	(19)	988	1,436	1,562
Receivables from financing activities	(19)	15,943	15,237	13,946
Current tax receivables	(19)	252	302	685
Other current assets	(19)	1,377	1,117	1,053
Current financial assets:		189	125	186
Current securities	(20)	—	4	68
Other financial assets	(21)	189	121	118
Cash and cash equivalents	(22)	4,705	4,611	5,639

Total Current assets		28,918	27,671	27,936

Assets held for sale	(23)	25	25	15

TOTAL ASSETS		40,941	38,861	38,572

(*)	Following the retrospective application of the amendment to IAS 19 from January 1, 2013 the comparative figures at January 1 and December 31, 2012 have been recast as required by IAS 1. Reference should be made to the paragraph Accounting standards, amendments and interpretations adopted from January 1, 2013 for further details.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     100

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

(€ million)	Note	At December 31, 2013	At December 31, 2012 (*)	At January 1, 2012 (*)
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		5,504	4,628	4,414
Non-controlling interests		52	748	838

Total Equity	(24)	5,556	5,376	5,252

Provisions:		4,733	4,861	4,628
Employee benefits	(25)	1,967	2,213	2,158
Other provisions	(26)	2,766	2,648	2,470
Debt:	(27)	21,714	20,633	20,217
Asset-backed financing	(27)	10,679	9,708	9,479
Other debt	(27)	11,035	10,925	10,738
Other financial liabilities	(21)	68	97	157
Trade payables	(28)	5,344	4,843	5,052
Current tax payables		303	217	660
Deferred tax liabilities	(11)	219	168	111
Other current liabilities	(29)	3,004	2,666	2,495
Liabilities held for sale		—	—	—

Total Liabilities		35,385	33,485	33,320

TOTAL EQUITY AND LIABILITIES		40,941	38,861	38,572

(*)	Following the retrospective application of the amendment to IAS 19 from January 1, 2013 the comparative figures at January 1 and December 31, 2012 have been recast as required by IAS 1. Reference should be made to the paragraph Accounting standards, amendments and interpretations adopted from January 1, 2013 for further details.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     101

CONSOLIDATED STATEMENT OF CASH FLOWS

(€ million)	Note	2013	2012 (*)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	(22)	4,611	5,639
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE YEAR:
Profit/(loss)		917	900
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)		751	719
(Gains)/losses on disposal of:
Property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)		2	(8)
Investments		19	38
Other non-cash items	(37)	29	213
Dividends received		61	80
Change in provisions		99	73
Change in deferred income taxes		(37)	103
Change in items due to buy-back commitments	(37)	79	(117)
Change in operating lease items	(37)	(158)	(89)
Change in working capital	(37)	73	(214)

TOTAL		1,835	1,698

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)		(1,495)	(1,349)
Consolidated subsidiaries, net of cash acquired		—	—
Other investments		(85)	(4)
Proceeds from the sale of:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)		5	32
Other investments		—	44
Net change in receivables from financing activities	(37)	(1,807)	(1,749)
Change in current securities		4	61
Other changes		(52)	(9)

TOTAL		(3,430)	(2,974)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		828	584
Repayment of bonds		(753)	—
Issuance of other medium-term borrowings		1,898	2,113
Repayment of other medium-term borrowings		(1,730)	(1,791)
Net change in other financial payables and other financial assets/liabilities	(37)	1,946	(109)
Capital increase		3	10
Dividends paid		(277)	(480)
(Purchase)/sale of treasury shares		6	—
(Purchase)/sale of ownership interests in subsidiaries		(14)	—

TOTAL		1,907	327

Translation exchange differences		(218)	(79)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		94	(1,028)

F) CASH AND CASH EQUIVALENTS AT END OF YEAR	(22)	4,705	4,611

(*)	Following the retrospective application of the amendment to IAS 19 from January 1, 2013 the figures reported for the year 2012 have been recast for comparative purposes as required by IAS 1. Reference should be made to the paragraph Accounting standards, amendments and interpretations adopted from January 1, 2013 for further details.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     102

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(€ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total
AT DECEMBER 31, 2011 (reported amounts)	1,913	452	1,924	(58)	272	—	—	52	856	5,411
IAS 19 revised adoption effect	—	—	(102)	—	—	—	(39)	—	(18)	(159)

AT JANUARY 1, 2012	1,913	452	1,822	(58)	272	—	(39)	52	838	5,252

Changes in equity for 2012
Capital increase	6	(6)	—	—	—	—	—	—	10	10
Dividends distributed	—	—	(240)	—	—	—	—	—	(240)	(480)
Purchase and sale of ownership interests in subsidiaries from/to non-controlling interests	—	(11)	—	—	—	—	—	—	56	45
Increase/(decrease) in the Reserve for share-based payments	—	—	6	—	—	—	—	—	—	6
Total comprehensive income for the year	—	—	791	32	(208)	—	(153)	(41)	73	494
Other changes	—	—	38	—	—	—	—	—	11	49

AT DECEMBER 31, 2012	1,919	435	2,417	(26)	64	—	(192)	11	748	5,376

(€ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total
AT DECEMBER 31, 2012 (reported amounts)	1,919	435	2,534	(26)	62	—	—	11	787	5,722
IAS 19 revised adoption effect	—	—	(117)	—	2	—	(192)	—	(39)	(346)

AT JANAURY 1, 2013	1,919	435	2,417	(26)	64	—	(192)	11	748	5,376

Changes in equity for 2013
Capital increase	—	—	—	—	—	—	—	—	3	3
Dividends distributed	—	—	(275)	—	—	—	—	—	(2)	(277)
Purchase and sale of ownership interests in subsidiaries from/to non-controlling interests	—	(29)	—	—	—	—	1	—	48	20
Increase/(decrease) in the Reserve for share-based payments	—	22	(6)	—	—	—	—	—	—	16
Total comprehensive income for the period	—	—	789	73	(577)	—	51	(37)	90	389
Other changes	—	—	15	—	—	—	—	—	14	29
Presentation of the effects of the Transaction(*):
Cancellation of Fiat Industrial S.p.A. share capital and issuance of CNH Industrial N.V. share capital	(1,902)	1,902	—	—	—	—	—	—	—	—
Purchase of ownership interests in CNH Global N.V. from non-controlling interests	1	1	870	2	5	—	(22)	(8)	(849)	—

AT DECEMBER 31, 2013	18	2,331	3,810	49	(508)	—	(162)	(34)	52	5,556

(*)	For further details on the merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V. (the “Transaction”), please refer to the section Principal activities, paragraph Merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V., in the following.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PRINCIPAL ACTIVITIES

CNH Industrial N.V. (the “Company”) is a corporation organized under the laws of the Netherlands. CNH Industrial N.V. and its subsidiaries (the “Group”) operate in approximately 40 countries. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in Basildon, United Kingdom. The Group is involved in the manufacture and sale of agricultural and construction equipment, trucks and commercial vehicles and industrial and marine engines and transmission systems.

The Consolidated Financial Statements are presented in Euros.

Merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V.

The deeds of merger for the merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V. were executed, respectively, on September 27 and 28, 2013. The effective date of the merger transactions (the “Transaction”) was September 29, 2013. The main objective of the Transaction was to simplify the capital structure of the Fiat Industrial Group (the “CNH Industrial Group” subsequent to the Transaction) by creating a single class of liquid stock listed on the New York Stock Exchange (“NYSE”) and on the Mercato Telematico Azionario managed by Borsa Italiana S.p.A. (“MTA”). The principal steps in the reorganization were:

•	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial S.p.A. (the “FNH Merger”) which occurred on August 1, 2013;

•	the cross-border reverse merger of Fiat Industrial S.p.A. with and into FI CBM Holdings N.V. (the “FI Merger”); and

•	the Dutch merger of CNH Global N.V. with and into FI CBM Holdings N.V. (the “CNH Merger” and, together with the FI Merger, the “Merger” or the Transaction), subsequently renamed CNH Industrial N.V. That Company has taken, as a consequence of the Transaction, the role of CNH Industrial Group’s parent company.

All the companies (i.e., Fiat Industrial S.p.A., FI CBM Holdings N.V., FNH and CNH Global N.V.) involved in the reorganization process were part of the Fiat Industrial Group; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial S.p.A.; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial S.p.A.; and (iii) CNH Global N.V. was an indirect subsidiary of Fiat Industrial S.p.A. (controlled through FNH which owned approximately 87% of CNH Global N.V.’s capital stock).

In connection with the FI Merger, Fiat Industrial S.p.A. shareholders received one newly allotted common share in CNH Industrial N.V. (having a nominal value of €0.01 each) for each ordinary share held in Fiat Industrial S.p.A. (having a nominal value of €1.57 each). In connection with the CNH Merger, CNH Global N.V. shareholders received 3.828 newly allotted CNH Industrial N.V. common shares (having a nominal value of €0.01 each) for each common share held in CNH Global N.V. (having a nominal value of €2.25 each).

At closing, CNH Industrial N.V. issued 1,348,867,772 common shares which were allotted to Fiat Industrial S.p.A. and CNH Global N.V. shareholders on the basis of the established exchange ratios described above. CNH Industrial N.V. also issued special voting shares (non-tradable) which were allotted to eligible Fiat Industrial S.p.A. and CNH Global N.V. shareholders who had elected to receive special voting shares. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares. On September 30, CNH Industrial N.V. common shares began trading on the NYSE and the MTA.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     104

The Transaction represents a “business combination involving entities or businesses under common control” and it is outside the scope of application of IFRS 3. As such, financial information as of and for the years ended December 31, 2012 and 2011, included for comparative purposes, are stated at the carrying amounts reported in the Consolidated Financial Statements of Fiat Industrial Group prior to the merger transaction. The main effect of the Transaction has been the acquisition of the non-controlling interests in the profit and loss and shareholder’s equity of CNH Global N.V. since the closing date; this effect has been immaterial on the consolidated profit and loss for the year ended December 31, 2013.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (the “IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are also prepared in accordance with the IFRS adopted by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee, formerly the Standing Interpretations Committee (“SIC”) and then the International Financial Reporting Interpretations Committee (“IFRIC”).

The financial statements are prepared under the historical cost convention, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. In this respect, despite operating in a continuingly difficult economic and financial environment, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to adapt to the changed levels of demand and its industrial and financial flexibility.

Format of the financial statements

The Group presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. The format selected is that used for managing the business and for management reporting purposes and is consistent with international practice in the capital goods sector. In this income statement, the Group also presents subtotals for both Trading Profit and Operating Profit. Trading Profit is the measure used by management to assess the trading performance of the Group’s businesses and is therefore, together with Operating Profit, one of the measures of segment profit that the Group presents under IFRS. Trading Profit is also presented on a consolidated basis because management believes it is important to consider the Group’s profitability on a basis consistent with that of its operating segments. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either on a year-on-year basis or with other businesses. Management believes that Trading Profit should, therefore, be made available to investors to assist them in their assessment of the trading performance of Group’s businesses. Specifically Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other “unusual” income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

•	Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value.

•	Restructuring costs are defined as costs associated with involuntary employee termination benefits pursuant to a one-time benefit arrangement, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve the Group’s future profitability.

•	Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     105

Management excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, the Group’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the Statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. Financial services companies, though, obtain funds only partially from the market: the remainder are obtained from CNH Industrial N.V. through the Group’s treasury companies (included in industrial companies), which lend funds both to industrial Group companies and to financial services companies as the need arises. This financial service structure within the Group means that any attempt to separate current and non-current liabilities in the Consolidated statement of financial position is not meaningful. Disclosure of the due dates of liabilities is however provided in the notes.

The Statement of cash flows is presented using the indirect method.

Basis of consolidation

Subsidiaries

Subsidiaries are enterprises controlled by the Group, as defined in IFRS 10 – Consolidated Financial Statements. Control is achieved when an investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee, and

•	the ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements;

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Non-controlling interests in the net assets of consolidated subsidiaries and non-controlling interests in the profit or loss of consolidated subsidiaries are presented separately from the interests of the owners of the parent in the consolidated statement of financial position and income statement respectively. Losses applicable to non-controlling interests which exceed the non-controlling interests in the subsidiary’s equity are debited to non-controlling interests.

Changes in the Group’s ownership interests in subsidiaries that do not result in the loss of control are accounted for as equity transactions. The carrying amounts of the equity attributable to owners of the parent and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the book value of the non-controlling interests and the fair value of the relevant consideration is recognized directly in the equity attributable to the owners of the parent.

If the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the relevant consideration and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interests. Any profits or losses recognized in other comprehensive income in respect of the subsidiary are accounted for as if the subsidiary had been sold (i.e. are reclassified to profit or loss or transferred directly to retained earnings depending on the applicable IFRS).

Subsidiaries that are either dormant or generate a negligible volume of business, are not consolidated. Their impact on the Group’s assets, liabilities, financial position and profit/(loss) attributable to the owners of the parent is immaterial.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     106

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Investments in joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases.

Associates

Associates are enterprises over which the Group has significant influence. As defined in IAS 28 – Investments in Associates and Joint Ventures, significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses of an associate, if any, exceeds the carrying amount of the associate in the Group’s statement of financial position, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Investments in other companies

Investments in other companies that are available-for-sale financial assets are measured at fair value, when this can be reliably determined. Gains or losses arising from changes in fair value are recognized directly in other comprehensive income until the assets are sold or are impaired, when the cumulative gains and losses previously recognized in equity are recognized in profit or loss of the period.

Investments in other companies for which fair value is not available or is not reliable are stated at cost less any impairment losses.

Dividends received from these investments are included in Other income/(expenses) from investments.

Transactions eliminated on consolidation

All significant intragroup balances and transactions and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the Consolidated Financial Statements. Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in those entities.

Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in profit or loss.

Consolidation of foreign entities

All assets and liabilities of foreign consolidated companies with a functional currency other than the Euro are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. Average rates of exchange are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.

The goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the Euro are recognized in the functional currency and translated at the exchange rate at the acquisition date. These balances are subsequently retranslated at the exchange rate at the balance sheet date.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     107

The principal exchange rates used to translate into Euros the financial statements prepared in currencies other than the Euro were as follows:

	Average 2013	At December 31, 2013	Average 2012	At December 31, 2012
U.S. dollar	1.328	1.379	1.285	1.319
Pound sterling	0.849	0.834	0.811	0.816
Swiss franc	1.231	1.228	1.205	1.207
Polish zloty	4.197	4.154	4.185	4.074
Brazilian real	2.867	3.258	2.508	2.704
Argentine peso	7.263	8.988	5.836	6.478

Business Combinations

Business combinations are accounted for using the acquisition method. Under this method:

•	the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred and liabilities assumed by the Group and the equity interests issued in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred;

•	at the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at that date, except for deferred tax assets and liabilities, assets and liabilities relating to employee benefit arrangements, liabilities or equity instruments relating to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire, assets (or disposal groups) that are classified as held for sale, which are measured in accordance with the relevant standard;

•	goodwill is measured as the excess of the aggregate of the consideration transferred in the business combination, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a gain from a bargain purchase;

•	non-controlling interest is initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The selection of the measurement method is made on a transaction-by-transaction basis;

•	any contingent consideration arrangement in the business combination is measured at its acquisition-date fair value and included as part of the consideration transferred in the business combination in order to determine goodwill. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are recognized retrospectively, with corresponding adjustments to goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which may not exceed one year from the acquisition date) about facts and circumstances that existed as of the acquisition date. Any changes in fair value after the measurement period are recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Changes in the equity interest in the acquiree that have been recognized in Other comprehensive income in prior reporting periods are reclassified to profit or loss as if the interest had been disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete in the Consolidated Financial Statements. Those provisional amounts are adjusted during the above-mentioned measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date which, if known, would have affected the amounts recognized at that date.

Business combinations that took place prior to January 1, 2010 were accounted for in accordance with the version of IFRS 3 effective before the 2008 amendments, as permitted by the revised standard.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     108

Fair value measurement

Some of the Group’s assets and liabilities are measured at fair value at the balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In estimating the fair value of an asset or a liability, the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Additional information about fair value, fair value hierarchy, valuation techniques and inputs used in determining the fair value of assets and liabilities is provided in Note 21, Note 34 and, where required, in the individual notes relating to the assets and liabilities whose fair value were determined.

In addition, fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:

•	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) on the market;

•	Level 3 — inputs that are not based on observable market data.

Intangible assets

Goodwill

Goodwill arising on business combinations is initially measured at cost as established at the acquisition date, as defined in the above paragraph. Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

On disposal of part or whole of a business which was previously acquired and which gave rise to the recognition of goodwill, the remaining amount of the related goodwill is included in the determination of the gain or loss on disposal.

Development costs

Development costs for vehicle project production (trucks, buses, agricultural and construction equipment and engines) are recognized as an asset if and only if both of the following conditions are met: that development costs can be measured reliably and that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Capitalized development costs are amortized on a systematic basis from the start of production of the related product over the product’s estimated average life, as follows:

N° of years
Trucks and Buses	4-8
Agricultural and Construction Equipment	5
Engines	8-10

All other development costs are expensed as incurred.

Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives consist principally of acquired trademarks which have no legal, contractual, competitive, economic, or other factors that limit their useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or more frequently whenever there is an indication that the asset may be impaired.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     109

Other intangible assets

Other purchased and internally-generated intangible assets are recognized as assets in accordance with IAS 38 –Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably.

Such assets are measured at purchase or manufacturing cost and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives.

Other intangible assets acquired as part of the acquisition of a business are capitalized separately from goodwill if their fair value can be measured reliably.

Property, plant and equipment

Cost

Property, plant and equipment are stated at acquisition or production cost.

Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in profit or loss.

Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized under the method described in the paragraph Revenue recognition if the buy-back commitment originates from Trucks and Commercial Vehicles.

Assets held under finance leases, which provide the Group with substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the financial statement as a debt. The assets are depreciated by the method and at the rates indicated below.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are classified as operating leases. Operating lease expenditures are expensed on a straight-line basis over the lease terms.

Depreciation

Depreciation is calculated on a straight line basis over the estimated useful lives of the assets as follows:

Depreciation rates
Buildings	2.5% - 10%
Plant, machinery and equipment	4% - 20%
Other assets	10% - 33%

Land is not depreciated.

Finance leases

Future minimum lease payments from lessees are classified as Receivables from financing activities. Lease payments are recognized as the repayment of the principal and financial income remunerating the initial investment and the services provided.

Leased assets

Leased assets include vehicles leased to retail customers by the Group’s leasing companies under operating lease arrangements. They are stated at cost and depreciated at annual rates of between 20% and 33%.

When such assets are no longer leased and become held for sale, the Group reclassifies their carrying amount to Inventories.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets (as defined under IAS 23 – Borrowing Costs), which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized and amortized over the useful life of the class of assets to which they refer.

All other borrowing costs are expensed when incurred.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     110

Impairment of assets

The Group reviews, at least annually, the recoverability of the carrying amount of intangible assets (including capitalized development costs) and property, plant and equipment, in order to determine whether there is any indication that those assets have suffered an impairment loss. Goodwill and Intangible assets with indefinite useful life are tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.

If indicators of impairment are present, the carrying amount of the assets is reduced to its recoverable amount that is the higher of its fair value less disposal costs and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the recoverable amount is lower than the carrying amount.

Where an impairment loss for assets other than goodwill subsequently no longer exists or has decreased, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized in profit or loss immediately.

Financial instruments

Presentation

Financial instruments held by the Group are presented in the financial statements as described in the following paragraphs.

Investments and other non-current financial assets comprise investments in unconsolidated companies and other non-current financial assets (held-to-maturity securities, non-current loans and receivables and other non-current available-for-sale financial assets).

Current financial assets, as defined in IAS 39, include trade receivables, receivables from financing activities (retail financing, dealer financing, lease financing and other current loans to third parties), current securities and other current financial assets (which include derivative financial instruments stated at fair value as assets), as well as cash and cash equivalents.

In particular, Cash and cash equivalents include cash at banks, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents; current securities include both available-for-sale and held-for-trading securities.

Financial liabilities refer to debt, which includes asset-backed financing, and other financial liabilities (which include derivative financial instruments stated at fair value as liabilities), trade payables and other payables.

Measurement

Investments in unconsolidated companies classified as non-current financial assets are accounted for as described in the section Basis of consolidation.

Non-current financial assets other than investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Current financial assets and held-to-maturity securities are recognized on the basis of the settlement date and, on initial recognition, are measured at fair value, including transaction costs.

Subsequent to initial recognition, available-for-sale and held-for-trading financial assets are measured at fair value. When market prices are not available, the fair value of available-for-sale financial assets is measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).

Gains and losses on available-for-sale financial assets are recognized directly in other comprehensive income until the financial asset is disposed of or is determined to be impaired; when the asset is disposed of, the cumulative gains or losses, including those previously recognized in other comprehensive income, are reclassified to profit or loss for the period; when the asset is impaired, accumulated losses are recognized to profit or loss. Gains and losses arising from changes in the fair value of held-for-trading financial instruments are included in profit or loss for the period.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     111

Loans and receivables which are not held by the Group for trading (loans and receivables originating in the course of business), held-to-maturity securities and all financial assets for which published price quotations in an active market are not available and whose fair value cannot be determined reliably, are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest method. When the financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.

Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in profit or loss for the period.

Except for derivative instruments, financial liabilities are measured at amortized cost using the effective interest method.

Financial assets and liabilities hedged by derivative instruments are measured in accordance with hedge accounting principles applicable to fair value hedges: gains and losses arising from remeasurement at fair value, due to changes in the respective hedged risk, are recognized in profit or loss and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.

Derivative financial instruments

Derivative financial instruments are used for hedging purposes, in order to reduce currency, interest rate and market price risks. In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured in accordance with IAS 39 at fair value.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•	Fair value hedges – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect profit or loss, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in profit or loss.

•	Cash flow hedges – Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect profit or loss, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income. The cumulative gain or loss is removed from other comprehensive income and recognized in profit or loss at the same time as the economic effect arising from the hedged item affects income. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in profit or loss immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income and is recognized in profit or loss at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income is recognized in profit or loss immediately.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in profit or loss.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     112

Transfers of financial assets

The Group derecognizes financial assets when, and only when, the contractual rights to the cash flows arising from the assets no longer hold or if the Group transfers the financial activities. When the Group transfers a financial asset:

•	if the Group transfers substantially all the risks and rewards of ownership of the financial asset, it derecognizes the financial asset and recognizes separately as assets or liabilities any possible rights and obligations created or retained in the transfer;

•	if the Group retains substantially all the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset;

•	if the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:

•	if the Group has not maintained control, it derecognizes the financial asset and recognizes separately as assets and liabilities any possible rights and obligations created or retained in the transfer;

•	if the Group has retained control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in profit or loss.

Inventories

Inventories of raw materials, semi-finished products and finished goods, (including assets leased out under operating leases) are stated at the lower of cost and net realizable value, cost being determined on a first-in-first-out (FIFO) basis. Cost includes the direct costs of materials, labor and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.

The measurement of construction contracts is based on the stage of completion determined as the proportion that cost incurred to the balance sheet date bears to the estimated total contract cost. These items are presented net of progress billings received from customers. Any losses on such contracts are fully recorded in profit or loss when they become known.

Assets and liabilities held for sale

Non-current assets are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or the disposal group) is available for immediate sale in its present condition. When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell.

Employee benefits

Pension plans

The present value of a defined benefit obligation and the related current service cost (and past service cost, where applicable) for defined benefit pension plans are determined on an actuarial basis using the projected unit credit method.

The net defined benefit liability that the Group recognizes in the statement of financial position represents the present value of the defined benefit obligation reduced by the fair value of any plan assets (deficit). In case of a surplus, a net defined benefit asset is recognized at the lower of the surplus and the asset ceiling.

Remeasurements of the net defined benefit liability/asset (that comprise: a) actuarial gains and losses, b) return on plan assets, excluding amounts included in net interest on the net defined benefit liability/asset, and c) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability/asset) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     113

Past service cost resulting from a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or a curtailment (a significant reduction in the number of employees covered by a plan) and gain or loss on settlements (a transaction that eliminates all further legal or constructive obligations for part or all of the benefits) are recognized in profit or loss in the period in which they occur (or, in case of past service costs, when the entity recognizes related restructuring costs or termination benefits, if earlier).

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is recognized as Financial income/(expenses) in profit or loss. Current service cost and all other costs and income arising from the measurement of pension plan provisions are allocated to costs by function in profit or loss.

Post-employment plans other than pensions

The Group provides certain post-employment defined benefits, mainly health care plans. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.

Defined contribution plans

Costs arising from defined contribution plans are recognized as an expense in profit or loss as incurred.

Share-based compensation plans

The Group provides additional benefits to certain members of senior management and employees through equity compensation plans (stock option plans and stock grants). In accordance with IFRS 2 – Share-based Payment, these plans represent a component of recipient remuneration. The compensation expense, corresponding to the fair value of the instruments at the grant date, is recognized in profit or loss on a straight-line basis over the period from the grant date to the vesting date, with the offsetting credit recognized directly in equity. Any subsequent changes to fair value do not have any effect on the initial measurement.

Provisions

The Group records provisions when it has an obligation, legal or constructive, to a third party, as a result from a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when a reliable estimate of the amount can be made.

Changes in estimates are reflected in profit or loss in the period in which the change occurs.

Treasury shares

Treasury shares are presented as a deduction from equity. The original cost of treasury shares and the proceeds of any subsequent sale are presented as movements in equity.

Revenue recognition

Revenue is recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be measured reliably. Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized. The Group’s sales incentive programs include the granting of retail financing at significant discount to market interest rates. The corresponding cost is recognized at the time of the initial sale.

Revenues from the sale of products are recognized when the risks and rewards of ownership of the goods are transferred to the customer, the sales price is agreed or determinable and receipt of payment can be assumed: this corresponds generally to the date when the vehicles are made available to non-group dealers, or the delivery date in the case of direct sales. New vehicle sales with a buy-back commitment are not recognized at the time of delivery but are accounted for as operating leases. More specifically, vehicles sold with a buy-back commitment from Trucks and Commercial Vehicles are accounted for as Property, plant and equipment because agreements usually have a long-term buy-back commitment. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized as an advance payment (liability). The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease. Assets sold under a buy-back commitment that are initially recognized in Property, plant and equipment are reclassified to Inventories at the end of the agreement term if they are held for sale. The proceeds from the sale of such assets are recognized as Revenues.

Revenues from construction contracts are recognized by reference to the stage of completion.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     114

Revenues from the sale of extended warranties and maintenance contracts are recognized over the life of the contract and matched to related costs. Given their nature, margins on these contracts are recognized only when all associated costs can be estimated reliably, which is generally in the final period of the contractual term. In the event that estimated costs to fulfill the contract obligations exceed contract revenues, the estimated contract loss is recognized as soon as it is identified.

Revenues also include lease rentals and interest income from financial services companies.

Cost of sales

Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which has been sold. It includes all directly attributable material and production costs and all production overheads. These include the depreciation of property, plant and equipment and the amortization of intangible assets relating to production and write-downs of inventories. Cost of sales also includes freight and insurance costs relating to deliveries to dealers and agency fees in the case of direct sales.

Cost of sales also includes provisions made to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end customer.

Expenses which are directly attributable to the financial services businesses, including the interest expense related to the financing of financial services businesses as a whole and charges for risk provisions and write-downs, are reported in cost of sales.

Research and development costs

This item includes research costs, development costs not eligible for capitalization and the amortization of development costs recognized as assets in accordance with IAS 38.

Government grants

Government grants are recognized in the financial statements when there is reasonable assurance that the grants themselves will be received and that the company concerned will comply with the conditions for receiving such grants. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.

The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and is accounted for in accordance with the policies already used for the recognition of government grants.

Taxes

Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in profit or loss except to the extent that they relate to items directly charged or credited to other comprehensive income, in which case the related tax effect is recognized in other comprehensive income. Provisions for income taxes that could arise on the distribution of a subsidiary’s undistributed profits are only made where there is a current intention to distribute such profits. Other taxes not based on income, such as property taxes and taxes on capital, are included in operating expenses. Deferred taxes are provided using the full liability method. They are calculated on all temporary differences between the tax base of an asset or liability and the carrying amounts in the Consolidated Financial Statements, except for those arising from non-tax-deductible goodwill and for those related to investments in subsidiaries where it is possible to control the reversal of the differences and reversal will not take place in the foreseeable future. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the periods in which temporary differences reverse or expire.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     115

Dividends

Dividends payable by the Group are reported as a change in equity in the period in which they are approved by Shareholders in their Annual General Meeting.

Earnings per share

Basic earnings per share is calculated by dividing the Profit/(loss) attributable to owners of the parent by the weighted average number of common shares outstanding during the year. Special voting shares are not included in the earnings per share calculation as they are not eligible for dividends and have only limited economic rights. For diluted earnings per share, the weighted average number of common shares outstanding is adjusted assuming conversion of dilutive potential common shares. Before the Transaction, Fiat Industrial S.p.A. had no equity instruments with potential dilutive effect.

Use of estimates

The preparation of financial statements and related disclosures that conform to IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of income, expenses, assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, on historical experience and other relevant factors. Actual results may differ from the estimates.

Particularly in light of the current economic uncertainty, developments occurring during 2014 and following years may differ from CNH Industrial’s estimates and assumptions, and therefore might require significant adjustments to the carrying amount of certain items, which as of the date of these Consolidated Financial Statements cannot be accurately estimated or predicted. The principal items affected by estimates are the allowances for doubtful accounts receivable and inventories, non-current assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back clauses, sales allowances, product warranties, pension and other post-employment benefits, deferred tax assets and contingent liabilities.

Estimates and assumptions are reviewed periodically and the effects of any changes are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments and the key assumptions concerning the future that management has made in the process of applying the Group’s accounting policies and that may have the most significant effect on the amounts recognized in the Consolidated Financial Statements or that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects management’s estimate of losses inherent in the wholesale and retail credit portfolio. This allowance is based on CNH Industrial’s estimate of the losses to be incurred, which derives from past experience with similar receivables, current and historical past due amounts, dealer termination rates, write-offs and collections, the careful monitoring of portfolio credit quality and current and projected economic and market conditions. Should the present economic and financial situation persist or even worsen, there could be a further deterioration in the financial situation of the Group’s debtors compared to that already taken into consideration in calculating the allowances recognized in the financial statements.

Allowance for obsolete and slow-moving inventory

The allowance for obsolete and slow-moving inventory reflects management’s estimate of the expected loss in value, and has been determined on the basis of past experience and historical and expected future trends in the used vehicle market. A worsening of the economic and financial situation could cause a further deterioration in conditions in the used vehicle market compared to that taken into consideration in calculating the allowances recognized in the financial statements.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     116

Recoverability of non-current assets (including goodwill)

Non-current assets include property, plant and equipment, intangible assets (including goodwill), investments and other financial assets. The Group reviews the carrying value of non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. For goodwill and intangible assets with indefinite useful life such analysis is carried out at least annually and when events and circumstances warrant such a review.

The analysis of the recoverable amount of non-current assets other than goodwill is usually performed using estimates of future expected cash flows from the use or disposal of the asset and an appropriate discount rate in order to calculate present value. If the carrying amount is deemed to be impaired, the Group recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to the cash flows included in its most recent business forecasts.

With reference to goodwill, around 96% of capitalized goodwill relates to the Agricultural and Construction Equipment segment amounting to €1,756 million at December 31, 2013. The impairment test of such goodwill is performed at the cash generating unit level, the product lines. The recoverable amount of the cash generating units is determined using multiple valuation methodologies, relying largely on an income approach (based on the present value of estimated future cash flows) but also incorporating value indicators from a market approach. The carrying amount of a cash generating unit is then compared to the recoverable amount to determine if an impairment loss of goodwill needs to be recognized. Further details on impairment test of goodwill are included in Note 14.

In view of the present economic and financial situation, the Group has the following considerations in respect of its future prospects:

•	In preparing figures for the Consolidated Financial Statements for the year ended December 31, 2013 and more specifically when carrying out impairment testing of tangible and intangible assets, the Group took into account its expected performance in 2014, as forecast in its budget. In addition, for subsequent years, CNH Industrial took into account the latest available internal forecasts and targets; in this respect, however, it should be considered that the Group is preparing a new business plan that will be presented to the financial community in May 2014, as recently announced. Forecasts used in the impairment analysis did not indicate the need to recognize any significant impairment losses.

•	Should the assumptions underlying the forecast deteriorate further the following is noted:

•	The Group’s tangible assets and intangible assets with a finite useful life (mostly development costs) relate to models or products having a high technological content in line with the latest environmental laws and regulations, which consequently renders them competitive in the present economic situation, especially in the more mature economies in which particular attention is placed on the eco-sustainability of those types of products. Consequently, despite the fact that the capital goods sector (in particular, commercial vehicles and construction equipment in certain specific geographical areas) is one of the markets most affected by the crisis in the immediate term, management considers that is highly probable that the life cycle of these products can be lengthened to extend over the period of time involved in a slower economic recovery, allowing the Group to achieve sufficient earnings flows to cover the investments, even though over a longer timescale.

•	With reference to goodwill, the Group performed a sensitivity analysis on impairment, as disclosed in Note 14.

Residual values of assets leased out under operating lease arrangements or sold with a buy-back commitment

CNH Industrial records assets rented to customers or leased to them under operating leases as tangible assets. Furthermore, new vehicle sales with a buy-back commitment are not recognized as sales at the time of delivery but are accounted for as operating leases if it is probable that the vehicle will be bought back. Income from such operating leases is recognized on a straight-line basis over the term of the lease. Depreciation expense for assets subject to operating leases is recognized on a straight-line basis over the lease term in amounts necessary to reduce the cost of an asset to its estimated residual value at the end of the lease term. The estimated residual value of leased assets is calculated at the lease commencement date on the basis of published industry information and historical experience.

Realization of the residual values is dependent on CNH Industrial’s future ability to market the assets under the then-prevailing market conditions. The Group continually evaluates whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases. The used vehicle market was carefully monitored throughout 2013 to ensure that write-downs were properly determined. However, it cannot be dismissed that additional write-downs may be required if market conditions should deteriorate further.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     117

Sales allowances

At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. There may be numerous types of incentives available at any particular time. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for CNH Industrial products, dealer inventory levels, announced incentive programs, competitive pricing and interest rates among other factors.

Product warranties

CNH Industrial makes provisions for estimated expenses related to product warranties at the time products are sold. Management establishes these estimates based on historical information on the nature, frequency and average cost of warranty claims. The Group seeks to improve vehicle quality and minimize warranty expenses arising from claims. Warranty costs may differ from those estimated if actual claim rates are higher or lower than historical rates.

Pension and other post-employment benefits

Group companies sponsor pension and other post-employment benefits in various countries, mainly in the United States, the United Kingdom and Germany.

Employee benefit liabilities, related assets, costs and net interest connected with them are measured on an actuarial basis which requires the use of estimates and assumptions to determine the net defined benefit liability/asset for the Group. The actuarial method takes into consideration parameters of a financial nature such as the discount rate, the rate for expected return on plan assets, the rate of salary increases and the health care costs trend rate and takes into consideration the likelihood of potential future events by using certain demographic parameters such as mortality rates and dismissal or retirement rates. The discount rates selected are based on yields or yield curves of high quality corporate bonds in the relevant market. Trends in health care costs are developed on the basis of historical experience, the near-term outlook for costs and likely long-term trends. Rates of salary increases reflect the Group’s long-term actual expectations in the reference market and inflation trends. Changes in any of these assumptions may have an effect on future contributions to the plans.

The effects resulting from revising the estimates for the above parameters (“re-measurements”) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years: refer to Employee benefits section above for further details.

Significant future changes in the yields of corporate bonds, other actuarial assumptions referred to above and returns on plan assets may significantly impact the net liability/asset.

Realization of deferred tax assets

At December 31, 2013, CNH Industrial had net deferred tax assets and theoretical tax benefits arising from tax loss carry forwards of €1,489 million, of which €496 million is not recognized in the financial statements. The corresponding amounts at December 31, 2012 were €1,558 million and €498 million, respectively. Management has recorded deferred tax assets at the amount that it believes is more likely than not to be recovered. In making such adjustments, management has taken into consideration figures from budgets and forecasts consistent with those used for impairment testing and discussed in paragraph “Recoverability of non-current assets (including goodwill)” above. Management believes that the adjustments that have been recognized are sufficient to protect against the risk of a further deterioration of the assumptions in these forecasts, taking into account that the net deferred assets accordingly recognized relate to temporary differences and tax losses which, to a significant extent, may be recovered over a very long period, and are therefore consistent with a scenario in which duration of the crisis extends beyond the term assumed in the above-mentioned estimates.

Contingent liabilities

CNH Industrial is the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against CNH Industrial often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business management consults with legal counsel and certain other experts on matters related to litigation and taxes. The Group accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     118

Accounting standards, amendments and interpretations adopted from January 1, 2013

The Group adopted the following standards, amendments and interpretations from January 1, 2013.

Amendment to IAS 19 – Employee benefits

On June 16, 2011, the IASB issued an amendment to IAS 19 – Employee Benefits, which the Group has retrospectively applied from January 1, 2013. The amendment modifies the requirements for recognizing defined benefit plans and termination benefits. The main changes concerning defined benefit plans regard the recognition of the entire plan deficit or surplus in the balance sheet, the introduction of net interest expense and the classification of net interest expense arising from defined benefit plans. In detail:

•	Recognition of the plan deficit or surplus: the amendment removes the previous option of being able to defer actuarial gains and losses under the “corridor method”, requiring these to be recognized directly in other comprehensive income. In addition, the amendment requires the immediate recognition of past service costs in profit or loss.

•	Net interest expense: the concepts of interest expense and expected return on plan assets are replaced by the concept of net interest expense on the net plan deficit or surplus, which consists of:

•	the interest expense calculated on the present value of the liability for defined benefit plans,

•	the interest income arising from the valuation of the plan assets, and

•	the interest expense or income arising from any limits to the recognition of the plan surplus.

Net interest expense is calculated for all components by using the discount rate applied for measuring the obligation for defined benefit plans at the beginning of the period. In accordance with the previous version of IAS 19, the expected return on plan assets was calculated by using a long-term expected rate of return.

•	Classification of net interest expense: in accordance with the new definition of net interest expense set out in the standard, net interest expense on defined benefit plans is recognized as Financial income/(expenses) in profit or loss. Under the previous version of IAS 19, the Group recognized until December 31, 2012 all the income and expense arising from the measurement of defined benefit plans by functional area, except for the financial cost relating to unfunded defined benefit plans which was included in Financial income/(expenses).

In accordance with the transitional rules included in paragraph 173 of IAS 19, the Group has applied this amendment retrospectively from January 1, 2013, recasting the balances of the statement of financial position at January 1, 2012 and December 31, 2012, and profit or loss balances for 2012, as if the amendments to IAS 19 had always been applied. In detail, the final effects arising on the consolidated statement of financial position at January 1, 2012 and at December 31, 2012 due to the adoption of the amendment are as follows:

	At January 1, 2012
(€ million)	Amounts as previously reported	IAS 19 revised adoption effect	Amounts as recast
Issued capital and reserves attributable to owners of the parent	4,555	(141)	4,414
Non-controlling interests	856	(18)	838
Defined benefit plan assets	215	(188)	27
Deferred tax assets	1,167	117	1,284
Employee benefits	2,070	88	2,158
Deferred tax liabilities	111	—	111

	At December 31, 2012
(€ million)	Amounts as previously reported	IAS 19 revised adoption effect	Amounts as recast
Issued capital and reserves attributable to owners of the parent	4,935	(307)	4,628
Non-controlling interests	787	(39)	748
Defined benefit plan assets	256	(218)	38
Deferred tax assets	1,086	142	1,228
Employee benefits	1,941	272	2,213
Deferred tax liabilities	170	(2)	168

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     119

The final effects on the consolidated income statement and on the basic and diluted earnings/(loss) per share for the year 2012 due to the adoption of the amendment are as follows:

	2012
(€ million)	Amounts as previously reported	IAS 19 revised adoption effect	Amounts as recast
Cost of sales	20,925	6	20,931
Selling, general and administrative costs	2,183	4	2,187
Other income/(expenses)	(38)	(6)	(44)
Trading profit/(loss)	2,079	(16)	2,063
Operating profit/(loss)	1,862	(16)	1,846
Financial income/(expenses)	(458)	(9)	(467)
Profit/(loss) before taxes	1,485	(25)	1,460
Income taxes	564	(4)	560
Profit/(loss) for the period	921	(21)	900
Profit/(loss) for the period attributable to:
Owners of the parent	810	(19)	791
Non-controlling interests	111	(2)	109

(in €)
Basic and diluted earnings/(loss) per common share	0.67	(0.02)	0.65

The final effects on the consolidated statement of comprehensive income for the year 2012 due to the adoption of the amendment are as follows:

	2012
(€ million)	Amounts as previously reported	IAS 19 revised adoption effect	Amounts as recast
PROFIT/(LOSS)	921	(21)	900
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefits plans	—	(196)	(196)
Income tax relating to Other comprehensive income that will not be reclassified subsequently to profit or loss	—	25	25

Total Other comprehensive income that will not be reclassified subsequently to profit or loss, net of tax	—	(171)	(171)

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on exchange differences on translating foreign operations	(225)	2	(223)
Total Other comprehensive income that may be reclassified subsequently to profit or loss, net of tax	(237)	2	(235)

TOTAL COMPREHENSIVE INCOME	684	(190)	494

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the parent	591	(170)	421
Non-controlling interests	93	(20)	73

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     120

The final effects on the consolidated statement of cash flows for the year 2012 due to the adoption of the amendment are as follows:

	2012
(€ million)	Amounts as previously reported	IAS 19 revised adoption effect	Amounts as recast
Cash flows from/(used in) operating activities during the period:
Profit/(loss)	921	(21)	900
Other non-cash items	192	21	213

Other accounting standards, amendments and interpretations effective from January 1, 2013

On May 12, 2011, the IASB issued IFRS 10 – Consolidated Financial Statements replacing SIC – 12 – Consolidation-Special Purpose Entities and parts of IAS 27 – Consolidated and Separate Financial Statements (which has been renamed Separate Financial Statements and addresses the accounting treatment of investments in separate financial statements). The new standard builds on existing standards by identifying a single control model applicable to all companies, including “structured entities”. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The standard is effective retrospectively from January 1, 2013. The European Union has completed its endorsement process, postponing the effective date to January 1, 2014 and permitting early application; the Group has elected to early adopt the standard from January 1, 2013. The application of this standard did not have any effect on these Consolidated Financial Statements.

On May 12, 2011, the IASB issued IFRS 11 – Joint Arrangements superseding IAS 31 – Interests in Joint Ventures and SIC – 13 – Jointly controlled entities - Non-monetary Contributions by Venturers. The new standard provides the criteria for identifying joint arrangements by focusing on the rights and obligations of the arrangement, rather than on its legal form, and requires the use of a single method to account for interests in joint ventures, the equity method. Following the issue of the new standard, IAS 28 – Investments in Associates has been amended to include accounting for investments in joint ventures in its scope of application (from the effective date of the standard). The standard is effective retrospectively from January 1, 2013. The European Union has completed its endorsement process, postponing the effective date to January 1, 2014 and permitting early application; the Group has elected to early adopt the standard from January 1, 2013. The application of this standard did not have any effect on these Consolidated Financial Statements.

On May 12, 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and unconsolidated structured entities. The standard is effective for annual periods beginning after January 1, 2013. The European Union has completed its endorsement process, postponing the effective date to January 1, 2014 and permitting early application; the Group has elected to early adopt the standard from January 1, 2013. The application of this standard had a limited effect on the disclosures provided in these Consolidated Financial Statements.

On May 12, 2011, the IASB issued IFRS 13 – Fair Value Measurement, which clarifies the determination of fair value for the purpose of the financial statements and is applicable to all IFRSs permitting or requiring a fair value measurement or the presentation of disclosures based on fair value. The Group has prospectively applied this standard from January 1, 2013 and, in accordance with the transitional provisions of the standard, has not made any new disclosure required by IFRS 13 for the comparative periods. The application of this standard had a limited effect on the disclosures provided in these Consolidated Financial Statements.

On June 16, 2011, the IASB issued an amendment to IAS 1 – Presentation of Financial Statements requiring companies to group items presented in comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The amendment is applicable for periods beginning on or after July 1, 2012; the Group has applied this amendment since January 1, 2013. The application of this amendment did not have effects on the measurement of items and had a limited effect on the disclosures provided in these Consolidated Financial Statements.

On December 16, 2011, the IASB issued certain amendments to IFRS 7 – Financial Instruments: Disclosures. The amendments require information about the effect or potential effect of netting arrangements for financial assets and liabilities on an entity’s financial position. The required disclosures should be provided retrospectively. The Group has applied these amendments from January 1, 2013. The application of these amendments did not have any effect on the disclosures presented in these Consolidated Financial Statements.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     121

On May 17, 2012, the IASB issued a set of amendments to IFRSs (“Annual Improvements to IFRSs 2009-2011 Cycle”), to be applied retrospectively from January 1, 2013; set out below are those applicable to the Group that lead to changes in the presentation, recognition or measurement of financial statement items, excluding those that only regard changes in terminology having a limited accounting effect:

•	IAS 1 – Presentation of Financial Statements: the amendment clarifies the way in which comparative information should be presented when an entity changes accounting policies and when an entity provides comparative information in addition to the minimum comparative financial statements;

•	IAS 16 – Property, Plant and Equipment: the amendment clarifies that items such as spare parts, stand-by equipment and servicing equipment shall be recognized in accordance with IAS 16 when they meet the definition of property, plant and equipment, otherwise such items shall be classified as inventory;

•	IAS 32 – Financial instruments: Presentation: the amendment eliminates an inconsistency between IAS 12 – Income Taxes and IAS 32 concerning the recognition of taxation arising from distributions to shareholders, establishing that this shall be recognized in profit or loss to the extent the distribution refers to income generated by transactions originally recognized in profit or loss;

•	IAS 34 – Interim Financial Reporting: the amendment clarifies that the disclosures for total assets and total liabilities for a particular reportable segment shall be provided if and only if:

•	a measure of total assets and liabilities, or both, is regularly provided to the chief operating decision maker, and

•	there has been a material change from the amount disclosed in the last annual financial statements for that reportable segment.

The Group has applied these amendments from January 1, 2013. The application of these amendments has had no effect on the measurement of items and has had limited effects on the disclosures presented in these Consolidated Financial Statements.

On June 28, 2012, the IASB issued the amendment Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12), to clarify the transition guidance in IFRS 10. The amendments also provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. The amendments are effective from January 1, 2013. The European Union has completed its endorsement process, postponing the effective date to January 1, 2014 and permitting early application; the Group has elected to early adopt the amendments from January 1, 2013. The Group has opted not to avail the reliefs provided in this Transition Guidance; the application of these amendments had a limited effect on the disclosures provided in these Consolidated Financial Statements.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

On November 12, 2009, the IASB issued a new standard IFRS 9 – Financial Instruments that was subsequently amended. The standard represents the completion of the first part of a project to replace IAS 39 and introduces new requirements for the classification and measurement of financial assets and financial liabilities. The new standard uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. The most significant effect of the standard regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value attributable to changes in the credit risk of financial liabilities designated as at fair value through profit or loss. Under the new standard these changes are recognized in other comprehensive income and are not subsequently reclassified to profit or loss. The mandatory adoption of this standard, originally set on January 1, 2015, has not yet been decided by IASB. At the date of these Consolidated Financial Statements, the European Union has not yet completed its endorsement process for this standard.

On December 16, 2011, the IASB issued certain amendments to IAS 32 – Financial Instruments: Presentation, to clarify the application of certain offsetting criteria for financial assets and financial liabilities in IAS 32. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively. Application of these amendments is not expected to have significant effects on the Group’s Consolidated Financial Statements.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     122

On May 20, 2013, the IASB issued IFRIC Interpretation 21: Levies, an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, on the accounting for levies imposed by governments other than income taxes. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy and includes guidance illustrating how it should be applied. The interpretation is effective retrospectively for annual periods beginning on or after January 1, 2014. At the date of these Consolidated Financial Statements, the European Union has not yet completed its endorsement process for this interpretation.

On May 29, 2013, the IASB issued amendments to IAS 36 – Impairment of Assets, entitled Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36), addressing the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposal. The amendments are effective retrospectively for annual periods beginning on or after January 1, 2014 and shall not be applied in periods, including comparative periods, in which IFRS 13 – Fair Value Measurement, is not applied. Application of these amendments is not expected to have significant effects on the Group’s Consolidated Financial Statements.

On June 27, 2013, the IASB issued amendments to IAS 39 – Financial Instruments: Recognition and Measurement, entitled Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39), that allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. Similar relief will be included in IFRS 9 – Financial Instruments. The amendments are effective retrospectively for annual periods beginning on or after January 1, 2014. Application of these amendments is not expected to have significant effects on the Group’s Consolidated Financial Statements.

On November 21, 2013, the IASB issued an amendment to IAS 19 entitled Defined Benefit Plans: Employee Contributions (Amendments to IAS 19). The amendment applies to contributions from employees or third parties to defined benefit plans, in order to simplify the accounting for contributions that are independent of the number of years of employee service (for example, employee contributions that are calculated according to a fixed percentage of salary). The amendment is effective from July 1, 2014 with earlier application permitted. At the date of these Consolidated Financial Statements, the European Union has not yet completed its endorsement process for this standard.

On December 12, 2013, the IASB issued a set of amendments to IFRSs (“Annual Improvements to IFRSs 2010—2012 Cycle” and “Annual Improvements to IFRSs 2011—2013 Cycle”); set out below are those applicable to the Group that lead to changes in the presentation, recognition or measurement of financial statements items, excluding those that only regard changes in terminology having a limited accounting effect:

•	IFRS 2 – Share-based Payment: the amendment clarifies the definition of ‘vesting conditions’ in Appendix A of IFRS 2 by separately defining a ‘performance condition’ and a ‘service condition’.

•	IFRS 3 – Business Combinations: the amendment clarifies that contingent consideration that is a financial asset or financial liability can only be measured at fair value, with changes in fair value being presented in either profit or loss or other comprehensive income depending on the requirements of IFRS 9 (or IAS 39 depending of which standard is applied).

•	IFRS 3 – Business Combinations: the amendment clarifies that paragraph 2(a) of IFRS 3 excludes the formation of all types of joint arrangements as defined in IFRS 11—Joint Arrangements from the scope of IFRS and that the scope exception only applies to the financial statements of the joint venture or the joint operation itself.

•	IFRS 8 – Operating Segments: the amendment requires entities to disclose those factors that are used to identify the entity’s reportable segments when operating segments have been aggregated.

•	IFRS 13 – Fair Value: this amendment clarifies that the portfolio exception included in paragraph 52 of IFRS 13 for measuring the fair value of a group of financial assets and financial liabilities on a net basis applies to all contracts within the scope of IAS 39 or IFRS 9 regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32.

•	IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible assets: this amendment clarifies the requirements for the revaluation method in both IAS 16 and IAS 38; in particular, it clarifies that the determination of the accumulated depreciation does not depend on the selection of the valuation technique and that the accumulated depreciation is calculated as the difference between the gross and the net carrying amounts.

•	IAS 24 – Related Party Disclosures: the amendment clarifies that an entity providing Key Management Personnel services to the reporting entity is a related party of the reporting entity.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    123

The amendments above are effective for annual periods beginning on or after July 1, 2014, with early application permitted. Application of these amendments is not expected to have significant effects on the Group’s Consolidated Financial Statements.

RISK MANAGEMENT

Credit risk

The Group’s credit concentration risk differs in relation to the activities carried out by the individual segments and various sales markets in which the Group operates; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market for Trucks and Commercial Vehicles segment, and in North America for Agricultural and Construction Equipment segment, as well as in Latin America for the main segments.

Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.

Liquidity risk

The Group is exposed to funding risk if there is difficulty in obtaining finance for operations at any given point in time.

The cash flows, funding requirements and liquidity of Group companies are monitored on a centralized basis, under the control of the Group Treasury. The aim of this centralized system is to optimize the efficiency and effectiveness of the management of the Group’s capital resources.

Additionally, as part of its activities the Group regularly carries out funding operations on the various financial markets which may take on different technical forms and which are aimed at ensuring that it has an adequate level of current and future liquidity.

The continuation of a difficult economic situation in the markets in which the Group operates and the uncertainties that characterize the financial markets necessitate giving special attention to the management of liquidity risk. In that sense measures taken to generate financial resources through operations and to maintain an adequate level of available liquidity are an important factor in ensuring normal operating conditions and addressing strategic challenges over the next few years. The Group therefore plans to meet its requirements to settle liabilities as they fall due and to cover expected capital expenditures by using cash flows from operations and available liquidity, renewing or refinancing bank loans and making recourse to the bond market and other forms of funding.

Interest rate risk and currency risk

As a multinational group that has operations throughout the world, the Group is exposed to market risks from fluctuations in foreign currency exchange and interest rates.

The exposure to foreign currency risk arises both in connection with the geographical distribution of the Group’s industrial activities compared to the markets in which it sells its products, and in relation to the use of external borrowing denominated in foreign currencies.

The exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

The Group regularly assesses its exposure to interest rate and foreign currency risk and manages those risks through the use of derivative financial instruments in accordance with its established risk management policies.

The Group’s policy permits derivatives to be used only for managing the exposure to fluctuations in exchange and interest rates connected with future cash flows and assets and liabilities, and not for speculative purposes.

The Group utilizes derivative financial instruments designated as fair value hedges, mainly to hedge:

•	the currency risk on financial instruments denominated in foreign currency;

•	the interest rate risk on fixed rate loans and borrowings.

The instruments used for these hedges are mainly currency swaps, forward contracts, interest rate swaps and combined interest rate and currency financial instruments.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    124

The Group uses derivative financial instruments as cash flow hedges for the purpose of pre-determining:

•	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

•	the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a pre-defined mix of floating versus fixed rate funding structured loans.

The exchange rate exposure on forecasted commercial flows is hedged by currency swaps, forward contracts and currency options. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements.

Counterparties to these agreements are major and diverse financial institutions.

Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 21 Other financial assets and Other financial liabilities.

Additional qualitative information on the financial risks to which the Group is exposed is provided in Note 33 Information on financial risks.

SCOPE OF CONSOLIDATION

The Consolidated Financial Statements of the Group as of December 31, 2013 include CNH Industrial N.V. and 199 consolidated subsidiaries in which CNH Industrial N.V., directly or indirectly, has a majority of the voting rights, over which it exercises control, or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies. A total of 204 subsidiaries were consolidated at December 31, 2012.

Excluded from consolidation are 18 subsidiaries that are either dormant or generate a negligible volume of business: their proportion of the Group’s assets, liabilities, financial position and earnings is immaterial. In particular, 13 of such subsidiaries are accounted for using the cost method, and represent in aggregate less than 0.01 percent of Group revenues, equity and total assets.

The Group has no subsidiaries with material non-controlling interests and has no unconsolidated structured entities.

There have been no significant changes in the scope of consolidation during 2013.

Interests in joint ventures consist of 16 companies at December 31, 2013 (16 companies at December 31, 2012) and mainly include:

•	Turk Traktor Ve Ziraat Makineleri A.S., Turkey: listed entity (37.5% CNH Industrial and 37.5% Koç Holding) for the production of tractors under the Case IH Agriculture and New Holland Agriculture brands, and import and distribution of agricultural equipment in Turkey;

•	Naveco (Nanjing IVECO Motor Co.) Ltd, People’s Rep. of China: joint venture (50% Iveco S.p.A. and 50% Nanjing Automotive Corporation, a subsidiary of the SAIC Group) which designs, produces and sells Daily model and light trucks.

Interests in joint ventures are all accounted for using the equity method.

Summarized financial information relating to the material joint ventures of the Group, prepared in accordance with IFRS, is as follows:

	At December 31, 2013		At December 31, 2012
(€ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Cash and cash equivalents	336	48	256	161
Non-current assets	160	105	147	91
Current assets	507	277	443	308

Total Assets	1,003	430	846	560

Debt	488	69	387	151
Other liabilities	171	135	120	128

Total Liabilities	659	204	507	279

Total Equity	344	226	339	281

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    125

	2013		2012
(€ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Net revenues	1,071	803	1,021	853
Depreciation and amortization	17	10	16	9
Trading profit/(loss)	43	127	36	130
Operating profit/(loss)	44	127	37	130
Net Financial income/(expenses)	7	(9)	11	8
Profit/(loss) before taxes	51	118	48	138
Income taxes	7	16	7	22
Profit/(loss) from continuing operations	44	102	41	116
Profit/(loss) from discontinued operations	—	—	—	—
Profit/(loss)	44	102	41	116
Total Other comprehensive income, net of tax	—	—	—	—
Total Comprehensive income	44	102	41	116

This summarized financial information may be reconciled to the carrying amount of the % interest held in the joint ventures as follows:

	At December 31, 2013		At December 31, 2012
(€ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Total Equity	344	226	339	281
Group’s interest (%)	50.0	37.5	50.0	37.5
Pro-quota equity	172	85	169	104
Adjustments made by using the equity method	—	6	—	—

Carrying amount	172	91	169	104

Summarized financial information relating to the % interest held in the other joint ventures that are not individually material, is as follows:

(€ million)	2013	2012
Profit/(loss) from continuing operations	27	3
Profit/(loss) from discontinued operations	—	—

Profit/(loss)	27	3
Total Other comprehensive income, net of tax	—	—

Total Comprehensive income	27	3

At December 31, 2013, 6 associates are accounted for using the equity method (6 associates at December 31, 2012), and mainly include CNH Capital Europe S.a.S. (49.9% CNH Industrial and 50.1% BNP Paribas Group), managing end-customer financing in Europe.

At December 31, 2013, 4 associates (3 associates at December 31, 2012), that are not individually material, are accounted for using the cost method.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    126

Summarized financial information relating to CNH Capital Europe S.a.S., material associate of the Group, is as follows:

(€ million)	At December 31, 2013	At December 31, 2012
Non-current assets	—	—
Current assets	1,807	1,609

Total Assets	1,807	1,609

Debt	1,535	1,425
Other liabilities	123	40

Total Liabilities	1,658	1,465

Total Equity	149	144

(€ million)	2013	2012
Net revenues	50	45
Trading profit/(loss)	29	25
Operating profit/(loss)	29	25
Profit/(loss) before taxes	29	25
Profit/(loss) from continuing operations	21	18
Profit/(loss) from discontinued operations	—	—

Profit/(loss)	21	18
Total Other comprehensive income, net of tax	—	—

Total Comprehensive income	21	18

This summarized financial information may be reconciled to the carrying amount of the % interest held in the associate as follows:

(€ million)	At December 31, 2013	At December 31, 2012
Total Equity	149	144
Group’s interest (%)	49.9	49.9
Pro-quota equity	74	72
Adjustments made by using the equity method	4	1

Carrying amount	78	73

Summarized financial information relating to the Group’s pro-rata interest in associates that are not individually material, accounted for using the equity method, is as follows:

(€ million)	2013	2012
Profit/(loss) from continuing operations	6	10
Profit/(loss) from discontinued operations	—	—

Profit/(loss)	6	10
Total Other comprehensive income, net of tax	—	—

Total Comprehensive income	6	10

BUSINESS COMBINATIONS

No significant business combinations took place in 2013 and in 2012, except for the Merger described in the above section Principal Activities, paragraph Merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    127

COMPOSITION AND PRINCIPAL CHANGES

1. Net revenues

Net revenues may be analyzed as follows:

(€ million)	2013	2012
Revenues from:
Sales of goods	24,037	24,053
Interest income from customers and other financial income of financial services companies	725	789
Rendering of services	613	604
Rents on assets sold with a buy-back commitment	226	165
Rents on operating leases	159	154
Other	18	20

Total Net revenues	25,778	25,785

2. Cost of sales

Cost of sales comprises the following:

(€ million)	2013	2012
Interest cost and other financial charges from financial services companies	544	672
Other costs of sales	20,353	20,259

Cost of sales	20,897	20,931

3. Selling, general and administrative costs

Selling costs amount to €1,033 million in 2013 (€1,002 million in 2012) and mainly comprise marketing, advertising and sales personnel costs.

General and administrative costs amount to €1,197 million in 2013 (€1,185 million in 2012) and mainly comprise expenses which are not attributable to sales, production and research and development functions.

4. Research and development costs

In 2013, Research and development costs of €600 million (€560 million in 2012) comprise all the research and development costs not recognized as assets in the year, amounting to €362 million (€362 million in 2012), and the amortization of capitalized development costs of €238 million (€198 million in 2012). During 2013, the Group incurred new expenditure for capitalized development costs of €572 million (€533 million in 2012).

5. Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services.

6. Gains/(losses) on the disposal of investments

Net losses on the disposal of investments amounted to €38 million in 2012, mainly due to the sale of the 20% interest in Kobelco Construction Machinery Co. Ltd. In 2013, CNH Industrial recorded an additional loss of €19 million on the sale of that investment, following the negative ruling issued by the arbitrator on the price of the transaction. For additional details, see Note 36.

7. Restructuring costs

Restructuring costs amount to €40 million in 2013 (€166 million in 2012), mainly relating to Trucks and Commercial Vehicles segment.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    128

8. Other unusual income/(expenses)

Other unusual expenses amount to €58 million in 2013, mainly including expenses related to the dissolution of the previous joint venture with Barclays and its consolidation into the Group’s Financial Services business of €31 million, as well as costs for the rationalization of strategic suppliers.

In 2012 Other unusual expenses amounted to €13 million, mainly related to costs for the rationalization of strategic suppliers.

9. Financial income/(expenses)

In addition to the items included in the specific lines of profit or loss, Net financial income (expenses) in 2013 also includes the Interest income from customers and other financial income of financial services companies included in Net revenues for €725 million (€789 million in 2012) and Interest expense and other financial charges from financial services companies included in Cost of sales for €544 million (€672 million in 2012).

A reconciliation to the income statement is provided under the following table.

(€ million)	2013	2012
Financial income:
Interest earned and other financial income	41	45
Interest income from customers and other financial income of financial services companies	725	789

Total financial income	766	834

of which:
Financial income, excluding financial services companies (a)	41	45
Interest and other financial expenses:
Interest expense and other financial expenses	894	927
Write-downs of financial assets	93	169
Interest costs on employee benefits	62	76

Total interest and other financial expenses	1,049	1,172

Net (income)/expenses from derivative financial instruments and exchange differences	(1)	12

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	1,048	1,184

of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding financial services companies (b)	504	512

Net financial income/(expenses) excluding financial services companies (a)—(b)	(463)	(467)

Interest earned and other financial income may be analyzed as follows:

(€ million)	2013	2012
Interest income from banks	11	12
Other interest income and financial income	30	33

Total Interest income and other financial income	41	45

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    129

Interest cost and other financial expenses may be analyzed as follows:

(€ million)	2013	2012
Interest expenses on bonds	372	322
Bank interest expenses	169	200
Interest expenses on trade payables	1	2
Commission expenses	12	9
Other interest cost and financial expenses	340	394

Total Interest cost and other financial expenses	894	927

Other interest cost and other financial expenses include, amongst other things, interest cost on asset-backed financing.

10. Result from investments

In 2013 the net gain of €102 million (a net gain amounting to €81 million in 2012), includes the Group’s share of €101 million (€86 million in 2012) in the net profit or loss of the investees accounted for using the equity method, and a net gain of €1 million (a net loss of €5 million in 2012) consisting of impairment losses and reversals of impairment losses, accruals to the investment provision and dividend income. In detail the item mainly includes (amounts in € million): entities of Agricultural and Construction Equipment segment 79 (82 in 2012) and entities of Trucks and Commercial Vehicles segment 23 (-2 in 2012). In particular, in 2013 dividend income includes (amounts in € million): Turk Traktor Ve Ziraat Makineleri A.S. 31 (32 in 2012), Naveco Ltd 17 (18 in 2012) and CNH Capital Europe S.a.S. 4 (5 in 2012).

11. Income taxes

Income taxes consist of the following:

(€ million)	2013	2012
Current taxes	608	450
Deferred taxes	(31)	109
Taxes relating to prior periods	13	1

Total Income taxes	590	560

Taxes relating to prior periods include the costs arising from certain disputes with tax authorities net of adjustments to tax contingency reserves.

The effective tax rate for 2013 was 39% (effective tax rate of 38% in 2012).

The reconciliation between the tax charges recorded in the Consolidated Financial Statements and the product of the Profit before taxes multiplied by the applicable tax rate is as follows:

(€ million)	2013	2012
Statutory income taxes	350	404
Tax effect of permanent differences	6	(74)
Taxes relating to prior years	13	1
Difference between foreign tax rates and the statutory tax rate	205	66
Deferred taxes relating to prior years	(54)	(14)
Deferred tax assets not recognized	90	156
Use of tax losses for which no deferred tax assets were recognized	(29)	—
Other differences	9	21

Current and deferred income tax recognized in the financial statements	590	560

In the tax rate reconciliation the applicable tax rate is 23.25% for 2013 (average UK tax rate) and 27.50% for 2012 (Italian tax rate). Permanent differences in the above reconciliations include the tax effect of non-taxable income of €165 million in 2013 (€152 million in 2012) and of non-deductible costs of €171 million in 2013 (€78 million in 2012).

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    130

In 2013, deferred tax assets had an overall negative effect of €7 million on the reconciliation as the result of the non-recognition of deferred tax assets on temporary differences and tax losses arising during the year of €90 million, partially offset by the recognition of previously unrecognized deferred tax assets of €83 million.

Other differences included local taxes.

Net deferred tax assets at December 31, 2013 consist of deferred tax assets, net of deferred tax liabilities, which have been offset where possible by the individual consolidated companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:

(€ million)	At December 31, 2013	At December 31, 2012
Deferred tax assets	1,212	1,228
Deferred tax liabilities	(219)	(168)

Total	993	1,060

The decrease in net deferred tax assets, as analyzed in the following table, is mainly due to the following:

•	for €31 million to the positive effect recognized in profit or loss of the utilization, net of valuation allowances, of deferred tax assets/liabilities recognized on temporary differences and tax losses arising during the year;

•	for €33 million relating to the negative tax effect of items recognized directly in equity; and

•	for €65 million to the negative effect of foreign exchange differences (€63 million) and other changes (€2 million).

Deferred tax assets, net of Deferred tax liabilities may be analyzed by source as follows:

(€ million)	At December 31, 2012	Recognised in income statement	Charged to equity	Translation differences and other changes	At December 31, 2013
Deferred tax assets arising from:
Taxed provisions	706	103	—	(40)	769
Inventories	137	40	—	(5)	172
Taxed allowances for doubtful accounts	160	25	—	(19)	166
Provision for employee benefits	449	27	(4)	(65)	407
Intangible assets	200	(32)	—	—	168
Write-downs of financial assets	12	56	—	1	69
Measurement of derivative financial instruments	17	(31)	—	(1)	(15)
Other	195	33	2	41	271

Total Deferred tax assets	1,876	221	(2)	(88)	2,007

Deferred tax liabilities arising from:
Accelerated depreciation	(321)	(33)	—	16	(338)
Deferred tax on gains on disposal	—	—	—	—	—
Inventory	(79)	(23)	—	5	(97)
Provision from employee benefits	(20)	7	—	1	(12)
Capitalisation of development costs	(305)	(53)	—	12	(346)
Other	(220)	(2)	(31)	7	(246)

Total Deferred tax liabilities	(945)	(104)	(31)	41	(1,039)

Theoretical tax benefit arising from tax loss carryforwards	627	(51)	—	(55)	521

Adjustments for assets whose recoverability is not probable	(498)	(35)	—	37	(496)

Total Deferred tax assets, net of Deferred tax liabilities	1,060	31	(33)	(65)	993

The decision to recognize Deferred tax assets is taken for each company in the Group by assessing critically whether the conditions exist for the future recoverability of such assets on the basis of updated strategic plans, accompanied by the related tax plans. For this reason, the total theoretical future tax benefits arising from deductible temporary differences (€2,007 million at December 31, 2013 and €1,876 million at December 31, 2012) and tax loss carryforwards (€521 million at December 31, 2013 and €627 million at December 31, 2012) have been reduced by €496 million at December 31, 2013 and by €498 million at December 31, 2012.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    131

In particular, Deferred tax assets, net of Deferred tax liabilities, include €221 million at December 31, 2013 (€215 million at December 31, 2012) of tax benefits arising from tax loss carryforwards. At December 31, 2013, a further tax benefit of €300 million (€412 million at December 31, 2012) arising from tax loss carryforwards has not been recognized.

Deferred taxes have not been provided on the undistributed earnings of subsidiaries since the Group is able to control the timing of the distribution of these reserves and it is probable that they will not be distributed in the foreseeable future.

The totals of deductible and taxable temporary differences and accumulated tax losses at December 31, 2013, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiry, are as follows:

		Year of expiry
(€ million)	Total at December 31, 2013	2014	2015	2016	2017	Beyond 2017	Unlimited/ indeterminable
Temporary differences and tax losses
Deductible temporary differences	7,659	2,932	1,114	1,024	823	1,724	42
Taxable temporary differences	(3,178)	(583)	(603)	(600)	(566)	(749)	(77)
Tax losses	2,210	9	13	11	152	602	1,423
Temporary differences and tax losses for which deferred tax assets have not been recognized	(2,781)	(361)	(34)	(149)	(248)	(618)	(1,371)

Temporary differences and tax losses	3,910	1,997	490	286	161	959	17

12. Other information by nature

The income statement includes personnel costs for €3,511 million in 2013 (€3,440 million in 2012).

An analysis of the average number of employees by category is as follows:

	2013	2012
Managers	889	899
White-collar	24,165	23,083
Blue-collar	44,980	43,475

Average number of employees	70,034	67,457

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    132

13. Earnings/(loss) per share

The basic earnings per share for 2013 and 2012 is determined by dividing the Profit/(loss) attributable to the owners of the parent by the weighted average number of common shares outstanding during the period.

For 2013, newly issued CNH Industrial N.V. common shares have been counted for three months only, consistently with the accounting treatment of the Transaction (for details on accounting treatment of the Transaction, refer to section Principal activities, paragraph Merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V., above described). Special voting shares are not included in the earnings per share calculation as they are not eligible for dividends and have only limited economic rights. For more detailed information on the composition of share capital, refer to Note 24 Equity.

The following table sets out the Profit/(loss) attributable to the owners of the parent and the weighted average number of common shares outstanding used to calculate basic earnings per share for 2013 and 2012:

		2013	2012
Profit/(loss) attributable to the owners of the parent	€ million	789	791
Weighted average number of common shares outstanding during the year—basic	thousand	1,255,082	1,222,560
Basic earnings per common share	€	0.63	0.65

In connection with the Merger, CNH Industrial N.V. assumed the sponsorship of the share-based payment awards issued on Fiat Industrial S.p.A. shares and on CNH Global N.V. shares. The diluted earnings per share for 2013 has been determined by increasing the weighted average number of common shares outstanding to take into consideration the theoretical effect, counted for three months only for the reasons above specified, that would arise if the share-based payments awards on CNH Industrial N.V. shares have been exercised. Before the Transaction, Fiat Industrial S.p.A. had no equity instruments with potential dilutive effect.

The following table sets out for 2013 and 2012 the Profit/(loss) attributable to the owners of the parent and the weighted average number of common shares outstanding during the period used in the calculation of diluted earnings per share:

		2013	2012
Profit/(loss) attributable to the owners of the parent	€ million	789	791
Weighted average number of common shares outstanding during the year—diluted	thousand	1,256,546	1,222,560
Diluted earnings per common share	€	0.63	0.65

14. Intangible assets

In 2013 and in 2012 changes in the gross carrying amount of Intangible assets were as follows:

(€ million)	At December 31, 2012	Additions	Divestitures	Translation differences and other changes	At December 31, 2013
Goodwill	2,424	—	—	(130)	2,294
Trademarks and other intangible assets with indefinite useful lives	221	—	—	(9)	212
Development costs externally acquired	744	113	—	—	857
Development costs internally generated	2,730	459	(14)	(77)	3,098

Total Development costs	3,474	572	(14)	(77)	3,955

Patents, concessions and licenses externally acquired	712	15	—	(7)	720
Other intangible assets externally acquired	497	52	(19)	3	533
Advances and intangible assets in progress externally acquired	12	12	—	(3)	21

Total gross carrying amount of Intangible assets	7,340	651	(33)	(223)	7,735

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    133

(€ million)	At December 31, 2011	Additions	Divestitures	Translation differences and other changes	At December 31, 2012
Goodwill	2,464	—	—	(40)	2,424
Trademarks and other intangible assets with indefinite useful lives	226	—	—	(5)	221
Development costs externally acquired	650	99	—	(5)	744
Development costs internally generated	2,367	434	(15)	(56)	2,730

Total Development costs	3,017	533	(15)	(61)	3,474

Patents, concessions and licenses externally acquired	689	33	—	(10)	712
Other intangible assets externally acquired	476	36	(6)	(9)	497
Advances and intangible assets in progress externally acquired	8	9	—	(5)	12

Total gross carrying amount of Intangible assets	6,880	611	(21)	(130)	7,340

In 2013 and in 2012 changes in accumulated amortization and impairment losses were as follows:

(€ million)	At December 31, 2012	Amorti- zation	Impairment losses	Divestitures	Translation differences and other changes	At December 31, 2013
Goodwill	517	—	—	—	(46)	471
Trademarks and other intangible assets with indefinite useful lives	45	—	—	—	(2)	43
Development costs externally acquired	393	77	—	—	—	470
Development costs internally generated	1,292	161	—	(12)	(32)	1,409

Total Development costs	1,685	238	—	(12)	(32)	1,879

Patents, concessions and licenses externally acquired	552	40	—	—	(7)	585
Other intangible assets externally acquired	367	35	—	(16)	(13)	373
Advances and intangible assets in progress externally acquired	—	—	—	—	—	—

Total accumulated amortization and impairment of Intangible assets	3,166	313	—	(28)	(100)	3,351

(€ million)	At December 31, 2011	Amorti- zation	Impairment losses	Divestitures	Translation differences and other changes	At December 31, 2012
Goodwill	527	—	—	—	(10)	517
Trademarks and other intangible assets with indefinite useful lives	46	—	—	—	(1)	45
Development costs externally acquired	332	66	—	—	(5)	393
Development costs internally generated	1,207	132	—	(7)	(40)	1,292

Total Development costs	1,539	198	—	(7)	(45)	1,685

Patents, concessions and licenses externally acquired	519	45	—	—	(12)	552
Other intangible assets externally acquired	340	36	—	(2)	(7)	367
Advances and intangible assets in progress externally acquired	—	—	—	—	—	—

Total accumulated amortization and impairment of Intangible assets	2,971	279	—	(9)	(75)	3,166

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    134

In 2013 and in 2012 changes in the net carrying amount of Intangible assets were as follows:

(€ million)	At December 31, 2012	Additions	Amorti- zation	Impairment losses	Divesti- tures	Translation differences and other changes	At December 31, 2013
Goodwill	1,907	—	—	—	—	(84)	1,823
Trademarks and other intangible assets with indefinite useful lives	176	—	—	—	—	(7)	169
Development costs externally acquired	351	113	(77)	—	—	—	387
Development costs internally generated	1,438	459	(161)	—	(2)	(45)	1,689

Total Development costs	1,789	572	(238)	—	(2)	(45)	2,076

Patents, concessions and licenses externally acquired	160	15	(40)	—	—	—	135
Other intangible assets externally acquired	130	52	(35)	—	(3)	16	160
Advances and intangible assets in progress externally acquired	12	12	—	—	—	(3)	21

Total net carrying amount of Intangible assets	4,174	651	(313)	—	(5)	(123)	4,384

(€ million)	At December 31, 2011	Additions	Amorti- zation	Impairment losses	Divesti- tures	Translation differences and other changes	At December 31, 2012
Goodwill	1,937	—	—	—	—	(30)	1,907
Trademarks and other intangible assets with indefinite useful lives	180	—	—	—	—	(4)	176
Development costs externally acquired	318	99	(66)	—	—	—	351
Development costs internally generated	1,160	434	(132)	—	(8)	(16)	1,438

Total Development costs	1,478	533	(198)	—	(8)	(16)	1,789

Patents, concessions and licenses externally acquired	170	33	(45)	—	—	2	160
Other intangible assets externally acquired	136	36	(36)	—	(4)	(2)	130
Advances and intangible assets in progress externally acquired	8	9	—	—	—	(5)	12

Total net carrying amount of Intangible assets	3,909	611	(279)	—	(12)	(55)	4,174

Foreign exchange losses of €153 million in 2013 (losses of €60 million in 2012) principally reflect the depreciation of the US Dollar and of the Brazilian Real against the Euro.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    135

Goodwill, trademarks and intangible assets with indefinite useful lives

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified as the Group’s operating segments. The following table presents the allocation of goodwill across the segments:

(€ million)	At December 31, 2013	At December 31, 2012
Agricultural and Construction Equipment	1,756	1,840
Trucks and Commercial Vehicles	63	63
Powertrain	4	4

Goodwill net carrying amount	1,823	1,907

Trademarks and Other intangible assets with indefinite useful lives are mainly attributable to the Agricultural and Construction Equipment segment and consist of acquired trademarks and similar rights which have no legal, contractual, competitive or economic factors that limit their useful lives. For the purposes of impairment testing, these assets were attributed to the respective cash-generating units without the need for any recognition of impairment.

The vast majority of goodwill, representing approximately 96% of the total, relates to the Agricultural and Construction Equipment segment, where the cash-generating units considered for the testing of the recoverability of the goodwill are generally the product lines. The cash generating units to which goodwill has been allocated consist of the following business units:

	Amount allocated to goodwill
(€ million)	At December 31, 2013	At December 31, 2012
Agricultural Equipment	1,226	1,296
Construction Equipment	439	446
Financial Services	91	98

Total	1,756	1,840

To determine the recoverable amount of these cash-generating units multiple valuation methodologies are used, relying largely on an income approach but also incorporating value indicators from a market approach.

Under the income approach, the recoverable amount of a cash-generating unit is calculated based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate). Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective cash-generating units. The following discount rates before taxes as of December 31, 2013 and 2012 were selected:

	2013	2012
Agricultural Equipment	17.4%	18.0%
Construction Equipment	15.4%	13.7%
Financial Services	20.2%	19.7%

Expected cash flows used under the income approach are developed in conjunction with the Company budgeting and forecasting processes. The Company uses eight years of expected cash flows for the Agricultural Equipment and Construction Equipment cash-generating units and five years of expected cash flows for the Financial Services cash-generating unit as management believes that these periods generally reflect the underlying market cycles for its businesses. Under the market approach, the Company estimates the recoverable amount of the Agricultural and Construction Equipment cash-generating units using revenue and EBITDA multiples and estimates the recoverable amount of the Financial Services cash-generating unit using book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective cash-generating units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     136

A terminal value is included at the end of the projection period used in the discounted cash flow analyses in order to reflect the remaining value that each cash-generating unit is expected to generate. The terminal value represents the present value in the last year of the projection period of all subsequent cash flows into perpetuity. The terminal value growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. The terminal value growth rate for the Agricultural Equipment cash-generating unit was 1% in 2013 and 2012, respectively, and for Construction Equipment was 3% in 2013 and 2012, respectively. The terminal value growth rate for Financial Services was 1.5% in 2013 and 2012, respectively.

As of December 31, 2013, the estimated recoverable amount, calculated using the above method, of the Agricultural Equipment and Financial Services cash-generating units, substantially exceeded the respective carrying values. The Construction Equipment cash-generating unit’s excess of recoverable amount over carrying value was approximately 7%. A 0.5% increase in the discount rate, holding all other assumptions constant, or a further decline in market demand for construction equipment, particularly in emerging markets and Europe, could result in an impairment loss in future reporting periods.

The results obtained for Trucks and Commercial Vehicles segment and related sensitivity analyses also confirmed the absence of impairment losses to be recognized.

Finally, the estimates and budget data to which the above mentioned parameters have been applied are those determined by management based on past performance and expectations of developments in the markets in which the Group operates. Estimating the recoverable amount of cash generating units requires discretion and the use of estimates by management. The Group cannot guarantee that there will be no goodwill impairment in future periods. Circumstances and events, which could potentially cause further impairment losses, are constantly monitored by the Group.

Development costs

The amortization of development costs and impairment losses are reported in the income statement as Research and development costs.

Development costs recognized as assets are attributed to cash generating units and are tested for impairment together with the related tangible fixed assets, using the discounted cash flow method for determining their recoverable amount.

15. Property, plant and equipment

In 2013 and in 2012, changes in the gross carrying amount of Property, plant and equipment were as follows:

(€ million)	At December 31, 2012	Additions	Divestitures	Translation differences	Other changes	At December 31, 2013
Land	230	—	—	(8)	18	240
Owned industrial buildings	2,107	142	(8)	(74)	69	2,236
Industrial buildings leased under finance leases	39	9	—	(2)	—	46

Total Industrial buildings	2,146	151	(8)	(76)	69	2,282

Owned plant, machinery and equipment	6,075	278	(292)	(156)	177	6,082
Plant, machinery and equipment leased under finance leases	61	10	(1)	—	(2)	68

Total Plant, machinery and equipment	6,136	288	(293)	(156)	175	6,150

Assets sold with a buy-back commitment	1,561	600	—	(5)	(263)	1,893
Owned other tangible assets	715	17	(36)	(20)	20	696
Other tangible assets leased under finance leases	2	—	(2)	—	—	—

Total Other tangible assets	717	17	(38)	(20)	20	696

Advances and tangible assets in progress	246	388	(2)	(13)	(245)	374

Total gross carrying amount of Property, plant and equipment	11,036	1,444	(341)	(278)	(226)	11,635

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     137

(€ million)	At December 31, 2011	Additions	Divestitures	Translation differences	Other changes	At December 31, 2012
Land	213	18	(2)	(2)	3	230
Owned industrial buildings	2,091	70	(48)	(25)	19	2,107
Industrial buildings leased under finance leases	16	2	—	—	21	39

Total Industrial buildings	2,107	72	(48)	(25)	40	2,146

Owned plant, machinery and equipment	6,021	267	(289)	(67)	143	6,075
Plant, machinery and equipment leased under finance leases	53	8	—	—	—	61

Total Plant, machinery and equipment	6,074	275	(289)	(67)	143	6,136

Assets sold with a buy-back commitment	1,321	542	(56)	—	(246)	1,561
Owned other tangible assets	688	56	(38)	(7)	16	715
Other tangible assets leased under finance leases	6	—	(4)	—	—	2

Total Other tangible assets	694	56	(42)	(7)	16	717

Advances and tangible assets in progress	180	317	—	(8)	(243)	246

Total gross carrying amount of Property, plant and equipment	10,589	1,280	(437)	(109)	(287)	11,036

In 2013 and in 2012, changes in accumulated depreciation and impairment losses were as follows:

(€ million)	At December 31, 2012	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2013
Land	3	—	—	—	—	—	3
Owned industrial buildings	1,138	73	—	(7)	(25)	—	1,179
Industrial buildings leased under finance leases	5	1	—	—	—	—	6

Total Industrial buildings	1,143	74	—	(7)	(25)	—	1,185

Owned plant, machinery and equipment	4,418	322	—	(280)	(86)	14	4,388
Plant, machinery and equipment leased under finance leases	19	4	—	(1)	—	—	22

Total Plant, machinery and equipment	4,437	326	—	(281)	(86)	14	4,410

Assets sold with a buy-back commitment	335	206	28	—	(1)	(125)	443
Owned other tangible assets	544	38	—	(34)	(12)	6	542
Other tangible assets leased under finance leases	2	—	—	(2)	—	—	—

Total Other tangible assets	546	38	—	(36)	(12)	6	542

Advances and tangible assets in progress	—	—	—	—	—	—	—

Total accumulated depreciation and impairment of Property, plant and equipment	6,464	644	28	(324)	(124)	(105)	6,583

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     138

(€ million)	At December 31, 2011	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2012
Land	3	—	—	—	—	—	3
Owned industrial buildings	1,104	74	—	(33)	(7)	—	1,138
Industrial buildings leased under finance leases	4	2	—	—	—	(1)	5

Total Industrial buildings	1,108	76	—	(33)	(7)	(1)	1,143

Owned plant, machinery and equipment	4,467	325	3	(280)	(32)	(65)	4,418
Plant, machinery and equipment leased under finance leases	16	3	—	—	—	—	19

Total Plant, machinery and equipment	4,483	328	3	(280)	(32)	(65)	4,437

Assets sold with a buy-back commitment	290	169	15	(39)	(4)	(96)	335
Owned other tangible assets	524	36	—	(36)	(2)	22	544
Other tangible assets leased under finance leases	4	—	—	(2)	—	—	2

Total Other tangible assets	528	36	—	(38)	(2)	22	546

Advances and tangible assets in progress	—	—	—	—	—	—	—

Total accumulated depreciation and impairment of Property, plant and equipment	6,412	609	18	(390)	(45)	(140)	6,464

In 2013 and in 2012, changes in the net carrying amount of Property, plant and equipment were as follows:

(€ million)	At December 31, 2012	Additions	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2013
Land	227	—	—	—	—	(8)	18	237
Owned industrial buildings	969	142	(73)	—	(1)	(49)	69	1,057
Industrial buildings leased under finance leases	34	9	(1)	—	—	(2)	—	40

Total Industrial buildings	1,003	151	(74)	—	(1)	(51)	69	1,097

Owned plant, machinery and equipment	1,657	278	(322)	—	(12)	(70)	163	1,694
Plant, machinery and equipment leased under finance leases	42	10	(4)	—	—	—	(2)	46

Total Plant, machinery and equipment	1,699	288	(326)	—	(12)	(70)	161	1,740

Assets sold with a buy-back commitment	1,226	600	(206)	(28)	—	(4)	(138)	1,450
Owned other tangible assets	171	17	(38)	—	(2)	(8)	14	154
Other tangible assets leased under finance leases	—	—	—	—	—	—	—	—

Total Other tangible assets	171	17	(38)	—	(2)	(8)	14	154

Advances and tangible assets in progress	246	388	—	—	(2)	(13)	(245)	374

Total net carrying amount of Property, plant and equipment	4,572	1,444	(644)	(28)	(17)	(154)	(121)	5,052

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    139

(€ million)	At December 31, 2011	Additions	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2012
Land	210	18	—	—	(2)	(2)	3	227
Owned industrial buildings	987	70	(74)	—	(15)	(18)	19	969
Industrial buildings leased under finance leases	12	2	(2)	—	—	—	22	34

Total Industrial buildings	999	72	(76)	—	(15)	(18)	41	1,003

Owned plant, machinery and equipment	1,554	267	(325)	(3)	(9)	(35)	208	1,657
Plant, machinery and equipment leased under finance leases	37	8	(3)	—	—	—	—	42

Total Plant, machinery and equipment	1,591	275	(328)	(3)	(9)	(35)	208	1,699

Assets sold with a buy-back commitment	1,031	542	(169)	(15)	(17)	4	(150)	1,226
Owned other tangible assets	164	56	(36)	—	(2)	(5)	(6)	171
Other tangible assets leased under finance leases	2	—	—	—	(2)	—	—	—

Total Other tangible assets	166	56	(36)	—	(4)	(5)	(6)	171

Advances and tangible assets in progress	180	317	—	—	—	(8)	(243)	246

Total net carrying amount of Property, plant and equipment	4,177	1,280	(609)	(18)	(47)	(64)	(147)	4,572

Additions of €1,444 million in 2013 mainly relate to Agricultural and Construction Equipment and Trucks and Commercial Vehicles segments.

During 2013 Trucks and Commercial Vehicles segment recognized impairment losses on Assets sold with a buy-back commitment for an amount of €28 million (€15 million in 2012) in order to align their carrying amount to market value. These losses are fully recognized in Cost of sales.

The column Other changes includes the reclassification of the prior year balances for Advances and tangible assets in progress to the appropriate categories when the assets were effectively acquired and put into operation, as well as the reclassification to Inventory of Assets sold with a buy-back commitment that are held for sale at the agreement expiry date of €138 million.

At December 31, 2013, land and industrial buildings of the Group pledged as security for debt amounted to €73 million (€67 million at December 31, 2012); plant and machinery pledged as security for debt and other commitments amounted to €75 million (€72 million at December 31, 2012) and other assets pledged as security for debt and other commitments amounted to zero (€1 million at December 31, 2012); these relate to suppliers’ assets recognized in the Consolidated Financial Statements in accordance with IFRIC 4, with the simultaneous recognition of a financial lease payable.

At December 31, 2013, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to €253 million (€239 million at December 31, 2012).

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     140

16. Investments and other financial assets

(€ million)	At December 31, 2013	At December 31, 2012
Investments accounted for using the equity method	489	464
Investments at cost	5	5

Total Investments	494	469

Other securities	1	1
Non-current financial receivables	55	61

Total Investments and other financial assets	550	531

Investments

Changes in Investments in 2013 and in 2012 are set out below:

(€ million)	At December 31, 2012	Revaluations/ (Write- downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2013
Investments in:
Unconsolidated subsidiaries	7	(1)	—	—	—	6
Joint ventures	359	86	25	(36)	(53)	381
Associates	103	16	—	(4)	(8)	107

Total Investments	469	101	25	(40)	(61)	494

(€ million)	At December 31, 2011	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2012
Investments in:
Unconsolidated subsidiaries	11	—	—	—	(4)	7
Joint ventures	360	67	3	(2)	(69)	359
Associates	244	19	—	(16)	(144)	103

Total Investments	615	86	3	(18)	(217)	469

Revaluations and Write-downs include the Group’s share of the profit or loss for the year of investments accounted for using the equity method for an amount of €101 million in 2013 (€86 million in 2012). In 2013 and in 2012 this item also includes impairment losses recognized during the period for investments accounted for using the cost method.

Disposals and other changes, a decrease of €61 million in 2013, mainly consist of dividends by companies accounted for using the equity method. The item Investments in joint ventures comprises the following:

	At December 31, 2013		At December 31, 2012
	% of interest	(€ million)	% of interest	(€ million)
Naveco (Nanjing Iveco Motor Co.) Ltd.	50.0	172	50.0	169
Turk Traktor Ve Ziraat Makineleri A.S.	37.5	91	37.5	104
Other Joint ventures:
New Holland HFT Japan Inc.	50.0	46	50.0	35
CNH de Mexico SA de CV	50.0	22	50.0	22
SAIC Iveco Investment Company Limited	50.0	44	50.0	19
Other		6		10

Total Other Joint ventures		118		86

Total Investments in joint ventures		381		359

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     141

The item Investments in associates comprises the following:

	At December 31, 2013		At December 31, 2012
	% of interest	(€ million)	% of interest	(€ million)
CNH Capital Europe S.a.S.	49.9	78	49.9	73
Other associates:
Al-Ghazi Tractors Ltd.	43.2	23	43.2	24
Other		6		6

Total Other associates		29		30

Total Investments in associates		107		103

At December 31, 2013, the fair value of Investments in main listed joint ventures and listed associates, based on prices quoted on regulated markets, is as follows:

(€ million)	Carrying value	Fair value
Turk Traktor Ve Ziraat Makineleri A.S.	91	416

At December 31, 2013 and 2012, no Non-current financial receivables had been pledged as security for loans.

17. Leased assets

The Group, and in particular Trucks and Commercial Vehicles and Agricultural and Construction Equipment segments lease out assets, mainly their own products, as part of their financial services businesses. This item changed as follows in 2013 and 2012:

(€ million)	At December 31, 2012	Additions	Depreciation	Translation differences	Disposals and other changes	At December 31, 2013
Gross carrying amount	810	485	—	(52)	(269)	974
Less: Depreciation and impairment	(188)	—	(105)	10	77	(206)

Net carrying amount of Leased assets	622	485	(105)	(42)	(192)	768

(€ million)	At December 31, 2011	Additions	Depreciation	Translation differences	Disposals and other changes	At December 31, 2012
Gross carrying amount	743	381	—	(10)	(304)	810
Less: Depreciation and impairment	(185)	—	(112)	2	107	(188)

Net carrying amount of Leased assets	558	381	(112)	(8)	(197)	622

At December 31, 2013 minimum lease payments from non-cancellable operating leases amount to €228 million (€199 million at December 31, 2012) and fall due as follows:

(€ million)	At December 31, 2013	At December 31, 2012
Within one year	105	96
Between one and five years	116	102
Beyond five years	7	1

Total Minimum lease payments	228	199

At December 31, 2013, assets amounting to €3 million (€3 million at December 31, 2012) were leased out under operating leases and act as security for loans received.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     142

18. Inventories

(€ million)	At December 31, 2013	At December 31, 2012
Raw materials, supplies and finished goods	5,445	4,821
Gross amount due from customers for contract works	19	22

Total Inventories	5,464	4,843

At December 31, 2013, Inventories include assets which are no longer subject to operating lease arrangements or buy-back commitments and are held for sale for €147 million (€170 million at December 31, 2012). Excluding this item, Inventories increased by €644 million in 2013.

At December 31, 2013, Inventories include those measured at net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) amounting to €1,279 million (€1,104 million at December 31, 2012).

The amount of inventory write-downs recognized as an expense during 2013 is €44 million (€61 million in 2012). Amounts recognized as income from the reversal of write-downs on items sold during the year were not significant.

There were no inventories pledged as security at December 31, 2013 and 2012.

19. Current receivables and Other current assets

This item may be analyzed as follows:

(€ million)	At December 31, 2013	At December 31, 2012
Trade receivables	988	1,436
Receivables from financing activities	15,943	15,237
Current tax receivables	252	302
Other current assets:
Other current receivables	1,214	970
Accrued income and prepaid expenses	163	147

Total Other current assets	1,377	1,117

Total Current receivables and Other current assets	18,560	18,092

An analysis by due date is as follows:

	At December 31, 2013				At December 31, 2012
(€ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Trade receivables	980	8	—	988	1,423	13	—	1,436
Receivables from financing activities	9,622	6,218	103	15,943	9,451	5,706	80	15,237
Current tax receivables	154	98	—	252	279	22	1	302
Other current receivables	1,093	94	27	1,214	861	83	26	970

Total Current receivables	11,849	6,418	130	18,397	12,014	5,824	107	17,945

Trade receivables

Trade receivables are shown net of allowances for doubtful accounts of €180 million at December 31, 2013 (€169 million at December 31, 2012), determined on the basis of historical losses on receivables. Changes in the allowance accounts during 2013 are as follows:

(€ million)	At December 31, 2012	Provision	Use and other changes	At December 31, 2013
Allowances for doubtful accounts	169	37	(26)	180

The carrying amount of Trade receivables is considered in line with their fair value at the date.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     143

Receivables from financing activities

Receivables from financing activities include the following:

(€ million)	At December 31, 2013	At December 31, 2012
Retail financing	8,123	7,628
Dealer financing	6,608	6,099
Finance leases	1,113	1,314
Other	99	196

Total Receivables from financing activities	15,943	15,237

CNH Industrial provides and administers financing for stock and retail purchases of new and used equipment sold through its dealer network. The terms of retail financing generally range from two to six years and interest rates vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.

Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on Euribor or the equivalent financial market rate (e.g. FHBR, Finance House Base Rate for UK). CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2013 and 2012 relating to the termination of dealer contracts.

Total Receivables from financing activities increased by €706 million over the period, mainly due to an increase in financing provided to Agricultural and Construction Equipment segment customers in the U.S., Trucks and Commercial Vehicles segment dealers in Europe and Agricultural and Construction Equipment segment dealers in the U.S. and Brazil. Changes in exchange rates, mainly between the Euro and the US dollar, the Brazilian real and the Canadian and Australian dollars, led to a decrease of €989 million.

Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of specific insolvency risks. At December 31, 2013 the allowance amounts to €526 million (€592 million at December 31, 2012). Changes in the allowance accounts during the year considered are as follows:

(€ million)	At December 31, 2012	Provision	Use and other changes	At December 31, 2013
Allowance for receivables regarding:
Finance leases	256	1	(27)	230
Retail financing	221	34	(75)	180
Dealer financing	115	13	(12)	116

Total Allowance on Receivables from financing activities	592	48	(114)	526

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     144

Finance lease receivables mainly relate to vehicles of Trucks and Commercial Vehicles and Agricultural and Construction Equipment segments leased out under finance lease arrangements. The interest rate implicit in the lease is determined at the commencement of the lease for the whole lease term. The average interest rate implicit in total finance lease receivables varies depending on prevailing market interest rates.

The item may be analyzed as follows stated gross of an allowance of €230 million at December 31, 2013 (€256 million at December 31, 2012):

	At December 31, 2013				At December 31, 2012
(€ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Receivables for future minimum lease payments	689	937	89	1,715	821	1,141	47	2,009
Less: unrealized interest income	(138)	(219)	(15)	(372)	(153)	(274)	(12)	(439)

Present value of future minimum lease payments	551	718	74	1,343	668	867	35	1,570

No contingent rents were recognized as finance lease income during 2013 or 2012 and unguaranteed residual values at December 31, 2013 and 2012 are not significant.

Other current assets

At December 31, 2013, Other current assets mainly consist of Other tax receivables for VAT and other indirect taxes of €919 million (€680 million at December 31, 2012), Receivables from employees of €37 million (€38 million at December 31, 2012) and Accrued income and prepaid expenses of €163 million (€147 million at December 31, 2012).

At the balance sheet date the carrying amount of Other current assets is considered to be in line with their fair value.

Refer to section “Risk Management” and Note 33 “Information on financial risks” for additional information on the credit risk to which CNH Industrial is exposed and the way it is managed by the Group.

Transfers of financial assets

The Group transfers a number of its financial, trade and tax receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     145

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or require a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IAS 39 for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and accordingly the Group continues to recognize the receivables transferred by this means in its balance sheet and recognizes a financial liability of the same amount under Asset-backed financing (Note 27). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized. At December 31, 2013 and 2012, the carrying amount of such transferred assets and the related liability and the respective fair values are as follows:

	At December 31, 2013				At December 31, 2012
(€ million)	Trade receivables	Receivables from financing activities	Other financial assets	Total	Trade receivables	Receivables from financing activities	Other financial assets	Total
Carrying amount of assets	424	10,186	931	11,541	543	8,998	745	10,286
Carrying amount of the related liabilities	(424)	(9,324)	(931)	(10,679)	(543)	(8,420)	(745)	(9,708)
Liabilities for which the counterparty has the right to obtain relief on the transferred assets:
Fair value of the assets	424	10,202	931	11,557	543	9,208	745	10,496
Fair value of the liabilities	(424)	(9,338)	(931)	(10,693)	(543)	(8,480)	(745)	(9,768)

Net position	—	864	—	864	—	728	—	728

Other financial assets also include the cash with a pre-determined use restricted to the repayment of the securitization debt.

For completeness of information, it is recalled that the Group has discounted receivables and bills without recourse having due dates after December 31, 2013 amounting to €791 million (€763 million at December 31, 2012, with due date after that date), which refer to trade receivables and other receivables for €756 million (€708 million at December 31, 2012) and receivables from financing activities for €35 million (€55 million at December 31, 2012).

20. Current securities

Current securities consist of short-term or marketable securities which represent temporary investments but which do not satisfy all the requirements for being classified as cash equivalents. In particular:

(€ million)	At December 31, 2013	At December 31, 2012
Current securities available-for-sale	—	4

Total Current securities	—	4

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     146

21. Other financial assets and Other financial liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

Specifically:

	At December 31, 2013		At December 31, 2012
(€ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Fair value hedges:
Interest rate risk—Interest rate swaps	33	(2)	68	(3)

Total Fair value hedges	33	(2)	68	(3)

Cash flow hedges:
Currency risks—Forward contracts, Currency swaps and Currency options	115	(30)	31	(42)
Interest rate risk—Interest rate swaps	2	(8)	—	(30)
Other derivatives	—	(1)	—	—

Total Cash flow hedges	117	(39)	31	(72)

Derivatives for trading	39	(27)	22	(22)

Other financial assets/(liabilities)	189	(68)	121	(97)

The fair value of derivative financial instruments is calculated by using market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

•	the fair value of forward contracts and currency swaps is calculated by taking the prevailing exchange rate and interest rates in the two currencies at the balance sheet date;

•	the fair value of currency options is calculated by using appropriate valuation techniques and market parameters at the balance sheet date (in particular exchange rates, interest rates and volatility rates);

•	the fair value of interest rate swaps and forward rate agreements is calculated by using the discounted cash flow method;

•	the fair value of derivatives hedging commodity price risk is calculated by using the discounted cash flow method, taking the market parameters at the balance sheet date (and in particular the future price of the underlying and interest rates).

All these valuation techniques take into consideration also the credit quality of counterparties that, at December 31, 2013, is not significant.

The overall increase in Other financial assets from €121 million at December 31, 2012 to €189 million at December 31, 2013, and the decrease in Other financial liabilities from €97 million at December 31, 2012 to €68 million at December 31, 2013 is mostly due to changes in exchange rates and interest rates during the year.

As this item consists principally of hedging instruments, the change in their value is offset by the change in the value of the hedged item.

Derivatives for trading consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

At December 31, 2013, the notional amount of outstanding derivative financial instruments is as follows:

(€ million)	At December 31, 2013	At December 31, 2012
Currency risk management	7,052	6,967
Interest rate risk management	4,113	4,412
Other derivative financial instruments	8	5

Total notional amount	11,173	11,384

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     147

At December 31, 2013 and 2012, the notional amount of Other derivative instruments consists of the notional amount of derivatives linked to commodity prices hedging specific exposures arising from supply agreements. Under these agreements there is a regular updating of the prices on the basis of trends in the quoted prices of the raw material.

The following table provides an analysis by due date of outstanding derivative financial instruments at December 31, 2013 and 2012 based on their notional amounts:

	At December 31, 2013				At December 31, 2012
(€ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Currency risk management	6,826	226	—	7,052	6,798	169	—	6,967
Interest rate risk management	965	2,796	352	4,113	967	2,598	847	4,412
Other derivative financial instruments	8	—	—	8	5	—	—	5

Total notional amount	7,799	3,022	352	11,173	7,770	2,767	847	11,384

Cash flow hedges

The effects on profit or loss mainly refer to the management of the currency risk and, to a lesser extent, to the hedges relating to the debt of the Group’s financial companies and Group treasury.

The policy of the Group for managing currency risk normally requires that future cash flows from trading activities which will occur for accounting purposes within the following twelve months, and from orders acquired (or contracts in progress), whatever their due dates, be hedged. As a result, it is considered reasonable to suppose that the hedging effect arising from this and recognized in the cash flow hedge reserve will be recognized in profit or loss, mainly during the following year.

In 2013 the Group reclassified gains of €41 million (losses of €89 million in 2012) stated net of the tax effect, to the following profit or loss items; these had previously been recognized directly in Other comprehensive income:

(€ million)	2013	2012
Currency risk:
Increase/(decrease) in Net revenues	11	(43)
Decrease/(increase) in Cost of sales	13	(46)
Financial income/(expenses)	37	(13)
Interest rate risk:
Decrease/(increase) in Cost of sales	(7)	(9)
Financial income/(expenses)	(4)	(5)
Taxes income/(expenses)	(9)	27

Total recognized in profit or loss	41	(89)

The ineffectiveness of cash flow hedges was not material in 2013 or 2012.

The total economic effect of hedges which subsequently turned out to be in excess of the future flows being hedged (overhedges) amounted to €9 million in 2013 and €6 million in 2012.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     148

Fair value hedges

The gains and losses arising from the measurement of interest rate and currency derivatives (mostly for managing currency risk) and interest rate derivatives (for managing the interest rate risk) recognized in accordance with fair value hedge accounting and the gains and losses arising from the respective hedged items are set out in the following table:

(€ million)	2013	2012
Interest rate risk:
Net gains/(losses) on qualifying hedges	32	64
Fair value changes in hedged items	(30)	(64)

Net gains/(losses)	2	—

The ineffective portion of transactions treated as fair value hedges amounted to €2 million in 2013 (not significant in 2012).

22. Cash and cash equivalents

Cash and cash equivalents consist of:

(€ million)	At December 31, 2013	At December 31, 2012
Cash at banks	3,712	3,623
Cash with a pre-determined use	668	670
Money market securities	325	318

Total Cash and cash equivalents	4,705	4,611

Amounts shown are readily convertible into cash and are subject to an insignificant risk of changes in value. The carrying amount of cash and cash equivalents is considered to be in line with their fair value at the balance sheet date.

Cash with a pre-determined use mainly consists of amounts whose use is restricted to the repayment of the debt relating to securitizations classified as Asset-backed financing.

The credit risk associated with Cash and cash equivalents is considered not significant, because it mainly relates to deposits spread across primary national and international financial institutions.

23. Assets held for sale

At December 31, 2013 and 2012, Assets held for sale consist of buildings and factories owned by the Agricultural and Construction Equipment and Trucks and Commercial Vehicles segments.

The items included in Assets held for sale may be summarized as follows:

(€ million)	At December 31, 2013	At December 31, 2012
Property, plant and equipment	25	25

Total Assets	25	25

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     149

24. Equity

Consolidated shareholder’s equity at December 31, 2013 exceeds that at December 31, 2012 by €180 million. The increase in equity is mainly the result of the profit for the year of €917 million, partially offset by the dividend distributed for €277 million and by the decrease in the translation reserve of €586 million arising on the translation into euros of the financial statements of subsidiaries denominated in currencies other than the Euro.

Share capital

Share capital, fully paid-in, amounts to €18 million at December 31, 2013 and consists of 1,350,073,530 common shares and 474,474,276 special voting shares, of which 5,479,890 acquired by the Company following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register, all with a par value of €0.01 each.

At December 31, 2012, the share capital of Fiat Industrial S.p.A. was €1,919 million, fully paid-in, and consisted of 1,222,568,882 common shares, including 8,635 treasury shares that were cancelled at the closing of the merger.

Upon the completion of the merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V., CNH Industrial N.V. issued 1,348,867,772 common shares with a par value of €0.01 each, which were allotted to Fiat Industrial S.p.A. and CNH Global N.V. shareholders on the basis of the established exchange ratios of one common share of CNH Industrial N.V. for each share of Fiat Industrial S.p.A. and 3.828 common shares of CNH Industrial N.V for each share of CNH Global N.V. CNH Industrial N.V. also issued special voting shares (non-tradable) which were allotted to eligible Fiat Industrial S.p.A. and CNH Global N.V. shareholders who had elected to receive special voting shares. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares with a par value of €0.01 each. See the following section Special voting shares for more detailed information about Special voting shares and the special-voting structure.

Furthermore the Company during the fourth quarter of 2013 issued a total of 1,205,758 new common shares in relation to certain share-based incentive plans granted by the predecessor company CNH Global N.V. before the completion of the Merger.

The following table shows a reconciliation between the composition of the share capital of CNH Industrial N.V. at September 30, 2013 on the basis of the shares issued according to the exchange ratios with Fiat Industrial S.p.A. and CNH Global N.V. shares upon the completion of the merger, and the composition of the share capital of CNH Industrial N.V. at December 31, 2013:

(number of shares)	Common shares pre- merger		CNH Industrial N.V. common shares issued on merger (*)	CNH Industrial N.V. special voting shares issued on merger (**)	Total CNH Industrial N.V. shares
Fiat Industrial S.p.A. common shares	1,222,560,247	(a)	1,222,560,247	451,262,083	1,673,822,330
CNH Global N.V. common shares (non-controlling interests)	32,995,696		126,307,525	23,212,193	149,519,718

Total CNH Industrial N.V. shares at September 30, 2013			1,348,867,772	474,474,276	1,823,342,048

Capital increase			1,205,758	—	1,205,758
(Purchases)/Sales of treasury shares			—	(5,479,890)	(5,479,890)

Total CNH Industrial N.V. shares at December 31, 2013			1,350,073,530	468,994,386	1,819,067,916

(a)	Total n. 1,222,568,882 Fiat Industrial S.p.A. common shares are shown net of 8,635 treasury shares that have been cancelled at the closing of the Transaction.
(*)	Allotted on the basis of the established exchange ratios of one common share of CNH Industrial N.V. for each share of Fiat Industrial S.p.A. and 3.828 common shares of CNH Industrial N.V for each share of CNH Global N.V.
(**)	Allotted to eligible Fiat Industrial S.p.A. and CNH Global N.V. shareholders who had elected to receive special voting shares.

The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.

The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     150

From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

Any profits remaining thereafter shall be at the disposal of the general meeting of Shareholders for distribution of dividend on the common shares only subject to the provision that the distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

Subject to a prior proposal of the Board of Directors, the general meeting of Shareholders may declare and pay dividends in U.S. Dollars. Furthermore, subject to the approval of the general meeting of Shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that Shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

The Company shall only have power to make distributions to Shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.

The Board of Directors shall have power to declare one or more interim dividends, provided that the requirements of the Article 22 paragraph 5 of the Articles of Association are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of the Article 22 paragraphs 2 and 3 of the Articles of Association shall apply mutatis mutandis.

The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the Shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

Dividends and other distributions of profit shall be made payable in the manner and at such date(s)—within four weeks after declaration thereof—and notice thereof shall be given, as the general meeting of Shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.

Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

In the event of a winding-up, a resolution to dissolve the Company can only be passed by a general meeting of Shareholders pursuant to a prior proposal of the Board of Directors. In the event a resolution is passed to dissolve the Company, the Company shall be wound-up by the Board of Directors, unless the general meeting of Shareholders would resolve otherwise.

The general meeting of Shareholders shall appoint and decide on the remuneration of the liquidators.

Until the winding-up of the Company has been completed, the Articles of Association of the Company shall to the extent possible, remain in full force and effect.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     151

Special voting shares

In order to foster the development and continued involvement of a core base of long-term shareholders in a manner that reinforces the Group’s stability, as well as providing the Group enhanced flexibility in pursuing strategic opportunities in the future, CNH Industrial’s Articles of association provide for a special-voting structure that rewards shareholder loyalty by granting long-term Group shareholders with the equivalent of two votes for each CNH Industrial N.V. common share that they hold through the issuance of special voting shares.

After closing of the above Merger, a shareholder may at any time elect to participate in the loyalty voting structure by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share.

As mentioned above, CNH Industrial N.V. issued special voting shares with a nominal value of €0.01 each to those eligible shareholders for and elect to receive such special voting shares upon completion of the merger of Fiat Industrial and of CNH Global N.V. respectively with and into CNH Industrial N.V.; the Company could issue further special voting shares, following the completion of such merger, pursuant to the “Terms and Conditions” of the special voting shares.

The electing shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.

Common shares are freely transferable, while, as described below, special voting shares are transferable exclusively in limited circumstances, as described below, and they are not admitted to listing. In particular, at any time, a holder of common shares that are Qualifying Common Shares wishing to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must first request a de-registration of such Qualifying Common Shares from the Loyalty Register and to move back into the Regular Trading System. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to offer and transfer the special voting shares associated with the transferred common shares to the Company for no consideration.

The special voting shares have minimal economic entitlements as per the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any economic rights additional to the ones pertaining to the common shares. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve.

Policies and processes for managing capital

The objectives identified by the Group for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its Shareholders and guarantee economic access to external sources of funds, including by means of achieving an adequate rating.

The Group constantly monitors the evolution of its debt/equity ratio and in particular the level of net debt and the generation of cash from its industrial activities.

To reach these objectives the Group aims at a continuous improvement in the profitability of the business in which it operates. Further, in general, it may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to Shareholders in general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves.

The Company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     152

The Company shall also have authority to acquire fully paid-up shares in its own share capital for consideration, if:

•	the general meeting of Shareholders has authorized the Board of Directors to make such acquisition – which authorization shall be valid for no more than eighteen months – and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set;

•	the Company’s equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

•	the aggregate par value of the shares to be acquired and the shares in its share capital the Company already holds, holds as pledgee or are held by a subsidiary company, does not amount to more than one half of the aggregate par value of the issued share capital.

If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then it shall not be allowed any acquisition.

No authorization shall be required, if the Company acquires its own shares for the purpose of transferring the same to directors or employees of the Company or a Group company as defined in Article 2:24b of the Dutch Civil Code, under a scheme applicable to such employees. Such own shares must be officially listed on a price list of an exchange.

The preceding provisions shall not apply to shares which the Company acquires under universal title of succession (algemene titel).

No voting rights may be exercised in the general meeting of Shareholders for any share held by the Company or any of its subsidiaries. Beneficiaries of a life interest on shares that are held by the Company and its subsidiaries are not excluded from exercising the voting rights provided that the life interest was created before the shares were held by the Company or any of its subsidiaries. The Company or any of its subsidiaries may not exercise voting rights for shares in respect of which it holds a usufruct.

Any acquisition by the Company of shares that have not been fully paid up shall be void.

Any disposal of shares held by the Company will require a resolution of the Board of Directors. Such resolution shall also stipulate the conditions of the disposal.

As of December 31, 2013 the Company didn’t own any treasury common share; currently the Group has not been authorized to purchase CNH Industrial common shares. Before the Transaction, Fiat Industrial S.p.A. owned 8,635 treasury shares that have been cancelled at the closing of the Transaction.

As of December 31, 2013 the Company owned 5,479,890 Special Voting Shares acquired following the de-registration of the corresponding amount of Qualifying Common Shares from the Loyalty Register.

Capital reserves

At December 31, 2013 capital reserves amounting to €2,331 million (€435 million at December 31, 2012) includes the effects of the Merger.

Earnings reserves

Earnings reserves, amounting to €3,810 million at December 31, 2013 (€2,417 million at December 31, 2012) consist mainly of retained earnings and profits attributable to the owners of the parent.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     153

Other comprehensive income

The amount of Other comprehensive income can be analyzed as follows:

(€ million)	2013	2012
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	116	(196)

Total Other comprehensive income that will not be reclassified subsequently to profit or loss (A)	116	(196)

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments arising during the period	159	(71)
Gains/(losses) on cash flow hedging instruments reclassified to profit or loss	(50)	116

Gains/(losses) on cash flow hedging instruments	109	45

Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	—	—
Gains/(losses) on the remeasurement of available-for-sale financial assets reclassified to profit or loss	—	—

Gains/(losses) on the remeasurement of available-for-sale financial assets	—	—

Exchange gains/(losses) on translating foreign operations arising during the period	(615)	(223)
Exchange gains/(losses) on translating foreign operations reclassified to profit or loss	—	—

Exchange gains/(losses) on translating foreign operations	(615)	(223)

Share of Other comprehensive income of entities accounted for using the equity method arising during the period	(40)	(19)
Reclassification adjustment for the share of Other comprehensive income of entities accounted for using the equity method	—	(28)

Share of Other comprehensive income of entities accounted for using the equity method	(40)	(47)

Total Other comprehensive income that may be reclassified subsequently to profit or loss (B)	(546)	(225)

Tax effect of the other components of Other comprehensive income (C)	(98)	15

Total Other comprehensive income, net of tax (A) + (B) + (C)	(528)	(406)

The income tax effect relating to Other comprehensive income can be analyzed as follows:

	2013			2012
(€ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	116	(67)	49	(196)	25	(171)

Total Other comprehensive income that will not be reclassified subsequently to profit or loss	116	(67)	49	(196)	25	(171)

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	109	(31)	78	45	(10)	35
Gains/(Losses) on the remeasurement of available-for-sale financial assets	—	—	—	—	—	—
Exchange gains/(losses) on translating foreign operations	(615)	—	(615)	(223)	—	(223)
Share of Other comprehensive income of entities accounted for using the equity method	(40)	—	(40)	(47)	—	(47)

Total Other comprehensive income that may be reclassified subsequently to profit or loss	(546)	(31)	(577)	(225)	(10)	(235)

Total Other comprehensive income	(430)	(98)	(528)	(421)	15	(406)

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     154

Share-based compensation

In connection with the merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V., CNH Industrial N.V. assumed the sponsorship of the Fiat Industrial Long-Term Incentive Plan (the “Fiat Industrial Plan”), the CNH Global N.V. Equity Incentive Plan (the “CNH EIP”) and the CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”), effective as of September 29, 2013 (the “Effective Date”).

On the Effective Date, outstanding stock options, unvested restricted share units and performance share units under the former CNH EIP became exercisable or convertible for common shares of CNH Industrial N.V. The number of shares of outstanding equity awards was increased and exercise price of stock options reduced for the conversion ratio of 3.828.

On the Effective Date, the unvested equity awards under the former Fiat Industrial Plan became convertible for common shares of CNH Industrial N.V. on a one-for-one basis.

The conversion did not change the aggregate fair value of the outstanding equity awards and, therefore, resulted in no additional share-based compensation expense in 2013. For the year ended December 31, 2013 and 2012, CNH Industrial recognized total share-based compensation expense of €35 million and €52 million, respectively.

Furthermore, on September 9, 2013 the CNH Industrial N.V. Directors’ Compensation Plan (the “CNH Industrial DCP”) was approved by the shareholders and adopted by the Board of Directors of CNH Industrial.

CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)

This plan provides for the payment of the following to eligible members of the CNH Industrial N.V. Board in the form of cash, and/or common shares of CNH Industrial, and/or options to purchase common shares of CNH Industrial, provided that such members do not receive salary or other employment compensation from CNH Industrial or Fiat S.p.A., and their subsidiaries and affiliates:

•	an annual retainer fee of US$125,000;

•	an Audit Committee membership fee of US$25,000;

•	a Governance and Sustainability Committee membership fee of US$20,000

•	a Compensation Committee membership fee of US$20,000;

•	an Audit Committee chair fee of US$35,000;

•	a Governance and Sustainability Committee chair fee of US$25,000; and

•	a Compensation Committee chair fee of US$25,000 (collectively, the “fees”).

Each quarter of the CNH Industrial DCP year, the eligible directors elect the form of payment of their fees. If the elected form is common shares, the eligible director will receive as many common shares as equal to the amount of fees the director elects to be paid in common shares, divided by the fair market value of a CNH Industrial common share on the date that the quarterly payment is made. Common shares issued to the eligible director vest immediately upon grant. If an eligible director elects to receive all or a portion of fees in the form of a stock option, the number of common shares underlying the stock option is determined by dividing (i) by (ii) where (i) equals the dollar amount of the quarterly payment that the eligible director elects to receive in the form of stock options multiplied by four and (ii) the fair market value of the common shares on the date that the quarterly payment is made. The CNH Industrial DCP defines fair market value, as applied to each ordinary share, to be equal to the average of the highest and lowest sale price of a CNH Industrial common share during normal trading hours on the last trading day of each plan quarter in which sales of common shares on the New York Stock Exchange are recorded. Stock options granted as a result of such an election vest immediately, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director.

At December 31, 2013, there were 200,000 common shares, reserved for issuance under the CNH Industrial DCP. In 2013, 6,402 stock options were issued under the CNH Industrial DCP at an exercise price of US$11.325.

CNH Global Directors’ Compensation Plan (“CNH DCP”)

Directors of former CNH Global were compensated in the form of cash, and/or common shares of CNH Global N.V., and/or options to purchase common shares of CNH Global N.V. under the CNH DCP. Stock options issued under the CNH DCP were converted using the ratio of 3.828 and exercisable for common shares of CNH Industrial N.V. upon the Effective Date. As of December 31, 2013, 186 thousand stock options from the CNH DCP were still outstanding.

The CNH DCP was terminated effective as of the Merger and no new equity awards will be issued under the CNH DCP.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     155

CNH Global Equity Incentive Plan (the “CNH EIP”)

This plan provides for grants of stock options, restricted share units and performance share units to officers and employees of former CNH Global. CNH Industrial can not issue any new equity awards under the CNH EIP; however, CNH Industrial is required to issue shares under the CNH EIP to settle the exercise or vesting of the existing equity awards.

Modification

On December 28, 2012, CNH Global had paid a special dividend of US$10 per common share to its minority shareholders of record as of December 20, 2012, as part of the merger agreement with Fiat Industrial. In accordance with the anti-dilutive provision of both the CNH EIP and CNH DCP, on January 28, 2013, the CNH Global Corporate Governance and Compensation Committee approved required equitable adjustments to outstanding equity awards. The adjustments were retrospectively made to outstanding options under the CNH EIP and CNH DCP, unvested performance share units and unvested restricted share units under the CNH EIP, as of the ex-dividend date on December 18, 2012. The exercise price was reduced and the number of outstanding shares increased for stock options, and the number of unvested share units was increased for performance share units and restricted share units, to maintain the pre-dividend fair value. The weighted average exercise price of outstanding options decreased from US$40.45 to US$33.34, the number of outstanding options increased from 4.6 million to 5.6 million, the number of unvested performance share units increased from 1.9 million to 2.3 million and the number of unvested restricted share units increased from 451 thousand to 548 thousand. These additional shares were issued in January 2013. The aggregate fair value, the aggregate intrinsic value and the ratio of the exercise price to the market price are approximately equal immediately before and after the adjustment. Therefore, no additional compensation expense was recognized in 2012 and 2013.

The information disclosed below was adjusted retrospectively for the conversion ratio of 3.828. The exercise price and grant-date fair value is expressed in US dollars as this is the currency used in the award agreements with plan participants.

Stock option plan

In September 2012, approximately 2,680 thousand performance-based stock options (at target award levels) were issued under the CNH EIP (the “2012 Grant”). As CNH Global exceeded its 2012 target performance objective, approximately four million of these options were granted overall, of which 171,575 shares were issued in February 2013. One-third of the options vested in February 2013 following the approval of 2012 results of CNH by the Board of Directors of CNH Global. The remaining options will vest equally on the first and second anniversary of the initial vesting date. Options granted under the CNH EIP have a contractual life of five years from the initial vesting date.

The following table summarizes outstanding stock options under the CNH EIP:

	At December 31, 2013			At December 31, 2012
Exercise Price (in US$)	Number of options Outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price (in US$)	Number of options Outstanding	Weighted average exercise price (in US$)
2.92—5.00	495,631	1.1	2.92	723,454	3.55
5.01—10.00	6,522,657	3.4	8.03	8,666,025	9.38
10.01—15.00	5,603,457	3.1	10.16	8,276,973	12.43

Total	12,621,745			17,666,452

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     156

Changes during the period in stock option plans are as follows:

	2013		2012
	Number of shares	Weighted average exercise price (in US$)	Number of shares	Weighted average exercise Price (in US$)
Outstanding at the beginning of the year	17,666,452	10.57	23,447,863	9.15
Anti-dilution adjustment for special dividend	3,796,997	8.70	—	—
Granted	171,575	8.77	4,267,157	10.79
Forfeited	(390,612)	9.36	(558,766)	10.01
Exercised	(8,277,318)	8.45	(9,488,562)	7.19
Expired	(345,349)	11.04	(1,240)	5.54

Outstanding at the end of the year	12,621,745	8.77	17,666,452	10.57

Exercisable at the end of the year	6,731,719	8.23	5,804,098	10.36

The Black-Scholes pricing model was used to calculate the fair value of stock options for the 2012 Grant. As part of the 2012 Grant, options issued in 2013 had the same per share fair value. The assumptions used under the Black-Scholes pricing model were as follows:

2012
Equity incentive plan
Option life (years)	3.39
Price volatility of CNH Global N.V. shares (%)	51.7
Expected dividend yield (%)	0.0
Risk-free interest rate (%)	0.4

The risk-free interest rate was based on the U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility was based on the historical activity of common shares of CNH Global N.V. over a period at least equal to the expected life of the options. The expected life for the CNH EIP grant was based on the average of the vesting period of each tranche and the original contract term of 65 to 70 months. The expected dividend yield was determined to be zero as management did not expect CNH Global N.V. to pay ordinary dividends.

Based on this model, the fair values of stock options awarded for the 2012 Grant, before the Merger, under CNH EIP was US$3.60.

Performance Share Units

Performance-based shares were granted to selected key employees and executive officers of former CNH Global under the CNH EIP. Performance-based shares vest upon the attainment of specified performance objectives.

No performance-based shares were granted in 2013. In 2012, CNH Global N.V. issued several grants of performance-based shares throughout the year. These shares will cliff vest in February 2015 based on their respective performance targets. The total number of shares granted in 2012 was 520,371 with a weighted average fair value of US$10.62 per share.

The following table reflects performance-based share activity under the CNH EIP:

	2013		2012
	Number of shares	Weighted average grant date fair value (in US$)	Number of shares	Weighted average grant date fair value (in US$)
Non-vested at the beginning of the year	7,367,897	9.21	7,732,560	9.16
Anti-dilution adjustment for special dividend	1,584,060	7.58	—	—
Granted	—	—	520,371	10.62
Forfeited	(415,239)	7.54	(885,034)	9.59
Vested	(2,921,194)	7.54	—	—

Non-vested at the end of the year	5,615,524	7.61	7,367,897	9.21

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     157

Restricted Share Units

In 2013, no restricted share units were granted. In 2012, 723,236 restricted share units were granted under the CNH EIP with a weighted average fair value of US$11.40 per share. Restricted share units are service based and vest in three equal installments over three years starting from the grant date.

The following table reflects restricted share activity under the CNH EIP:

	2013		2012
	Number of shares	Weighted average grant date fair value (in US$)	Number of shares	Weighted average grant date fair value (in US$)
Non-vested at the beginning of the year	1,696,715	9.28	1,800,190	7.88
Anti-dilution adjustment for special dividend	363,988	7.64	—	—
Granted	—	—	723,236	11.40
Forfeited	(102,703)	7.66	(133,549)	7.94
Vested	(1,027,475)	7.36	(693,162)	8.10

Non-vested at the end of the year	930,525	7.95	1,696,715	9.28

In 2013, no share units were granted under CNH EIP.

Fiat Industrial Plan

In the General Meeting held on April 5, 2012, Fiat Industrial Shareholders approved the adoption of a Long Term Incentive Plan articulated in two components (Company Performance LTI and Retention LTI) taking the form of stock grants. According to the Plan, Fiat Industrial granted the Chairman 1 million rights as part of the Company Performance LTI and 1.1 million rights as part of the Retention LTI.

In the case of the Retention LTI, one third of the rights vested on February 22, 2013 and each of the remaining two thirds will vest on February 22, 2014 and February 22, 2015, on condition that Mr. Marchionne remains Chairman.

Under the terms of Long Term Incentive Plan, the rights to the Company Performance LTI would vest on condition that predetermined financial performance targets for the period from January 1, 2012 to December 31, 2014 were met and on condition that the beneficiary remained in office up to the date of approval of the Consolidated Financial Statements at December 31, 2014 by the Board of Directors; the rights would become exercisable in a single installment subsequent to the date of approval of the Consolidated Financial Statements at December 31, 2014 by the Board of Directors.

The two awards will be settled by issuing new shares.

On October 31, 2013, upon recommendation of the Remuneration Committee, the Board of Directors of CNH Industrial resolved to consider the performance conditions met for the Chairman’s Company performance share units (“PSU“s). The units will vest February 1, 2015.

At December 31, 2013, the contractual terms of the Long Term Incentive Plan were therefore as follows:

Plan	Beneficiary	Number of shares	Vesting date	Vesting portion
Company Performance LTI	Chairman	1,000,000	1st Quarter 2015 (*)	1,000,000
Retention LTI	Chairman	1,100,000	February 22, 2013 (**) February 22, 2014 (**) February 22, 2015	366,667 366,667 366,666

(*)	On approval of the prior year’s Consolidated Financial Statements
(**)	As of February 27, 2014 the beneficiary has not exercised its right with respect to the restricted share units vested.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     158

The following table reflects share activity under the Company Performance LTI:

	2013		2012
	Number of shares	Weighted average grant date fair value (in €)	Number of shares	Weighted average grant date fair value (in €)
Non-vested at the beginning of the year	1,000,000	7.795	—	—
Granted	—	—	1,000,000	7.795
Forfeited	—	—	—	—
Vested	—	—	—	—

Non-vested at the end of the year	1,000,000	7.795	1,000,000	7.795

The following table reflects share activity under the Retention LTI:

	2013			2012
	Number of shares		Weighted average grant date fair value (in €)	Number of shares	Weighted average grant date fair value (in €)
Non-vested at the beginning of the year	1,100,000		7.795	—	—
Granted	—		—	1,100,000	7.795
Forfeited	—		—	—	—
Vested	(366,667	)(a)	7.795	—	—

Non-vested at the end of the year	733,333		7.795	1,100,000	7.795

(a)	As of February 27, 2014 the beneficiary has not exercised its right with respect to the restricted share units vested

25. Provisions for employee benefits

Group companies provide post-employment benefits for their active employees and for retirees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates, the benefits generally being based on the employees’ remuneration and years of service.

Group companies provide post-employment benefits under defined contribution and defined benefit plans.

In the case of defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligations. The entity recognizes the contribution cost when the employee has rendered his service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. In 2013, these expenses totaled €485 million (€490 million in 2012).

Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. The plans are classified by the Group on the basis of the type of benefit provided as follows: Health care plans, Pension plans and Other post-employment benefits.

Health care plans

The item Health care plans comprises obligations for health care and insurance plans granted to employees of the Group working in the United States and Canada (relating to Agricultural and Construction Equipment segment). These plans generally cover employees retiring on or after reaching the age of 55 who have had at least 10 years of service. CNH Industrial United States salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement health care and life insurance benefits under the CNH Industrial plans. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH Industrial has reserved the right to change or terminate these benefits, subject to the provisions of any collective bargaining agreement. Until December 31, 2006 these plans were fully unfunded; starting in 2007, the Group began making contributions on a voluntary basis to a separate and independently managed fund established to finance the North American health care plans.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     159

Pension plans

The item Pension plans consists principally of the obligations of Agricultural and Construction Equipment segment companies operating in the United States and in the United Kingdom and the obligations of Trucks and Commercial Vehicles segment companies operating in Germany (towards certain employees and former employees of the Group) and in the United Kingdom.

Under these plans, a contribution is generally made to a separate fund (trust) which independently administers the plan assets. The Group’s funding policy is to contribute amounts to the plan equal to the amounts required to satisfy the minimum funding requirements prescribed by the laws and regulations of each individual country. Prudently the Group makes discretionary contributions in addition to the funding requirements. If these funds are overfunded, that is if they present a surplus compared to the requirements of law, the Group companies concerned could not be required to contribute to the plan in respect of a minimum performance requirement as long as the fund is in surplus.

The investment strategy varies by country depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth while exceeding inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.

Other post-employment benefits

The item Other post-employment benefits mainly includes loyalty bonuses, which are due to employees who reach a specified seniority and are generally settled when an employee leaves the company as well as the Italian employee leaving entitlements (TFR) for those benefits accruing up to December 31, 2006 as, after the legislation changes occurred in 2007, this scheme is classified as a defined contribution plan. Schemes included in this item are unfunded.

Provisions for employee benefits at December 31, 2013 and 2012 are as follows:

(€ million)	At December 31, 2013	At December 31, 2012
Post-employment benefits:
Health care plans	732	865
Pension plans	615	661
Other	361	376

Total Post-employment benefits	1,708	1,902
Other provisions for employees	193	240
Other long-term employee benefits	66	71

Total Provision for employee benefits	1,967	2,213

Defined benefit plan assets	32	38

Total Defined benefit plan assets	32	38

The item Other provisions for employees consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Group within twelve months from the end of the period in which the employees render the related service.

The item Other long-term employee benefits consists of the Group’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    160

In 2013 and in 2012 changes in Other provisions for employees and in Other long-term employee benefits are as follows:

(€ million)	At December 31, 2012	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2013
Other provisions for employees	240	179	(206)	(20)	193
Other long-term employee benefits	71	4	(9)	—	66

Total	311	183	(215)	(20)	259

(€ million)	At December 31, 2011	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2012
Other provisions for employees	322	220	(272)	(30)	240
Other long-term employee benefits	63	14	(6)	—	71

Total	385	234	(278)	(30)	311

Post-employment benefits and Other long-term employee benefits are calculated on the basis of the following main assumptions:

	Assumptions used to determine funded status at year-end
	At December 31, 2013			At December 31, 2012
(in %)	Health care plans	Pension plans	Other	Health care plans	Pension plans	Other
Weighted-average discount rates	4.67	4.05	2.97	3.79	3.75	3.30
Weighted-average rate of compensation increase	3.42	3.35	2.63	3.42	2.99	2.75
Weighted-average, initial healthcare cost trend rate	8.19	n/a	n/a	7.04	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate	5.00	n/a	n/a	5.00	n/a	n/a

	Assumptions used to determine expense at year-end
	At December 31, 2013			At December 31, 2012
(in %)	Health care plans	Pension plans	Other	Health care plans	Pension plans	Other
Weighted-average discount rates	3.79	3.75	3.30	4.57	4.61	4.62
Weighted-average rate of compensation increase	3.42	2.99	2.75	3.44	3.16	3.11
Weighted-average, initial healthcare cost trend rate	7.04	n/a	n/a	7.54	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate	5.00	n/a	n/a	5.00	n/a	n/a

The weighted-average discount rates are used in measurements of pension and postretirement benefit obligations and net interest on the net defined benefit liability/asset. The weighted-average discount rates are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date. The benefit cash flow-matching approach involves analyzing Group’s projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-graded corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the Group’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

The weighted-average health care trend rate represents the rate at which health care costs are assumed to increase. Rates are determined based on CNH Industrial’s specific experience, consultation with actuaries and outside consultants, and various trend factors including general and health care sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration for CNH Industrial’s U.S. assumptions. The weighted-average initial trend is a short-term assumption based on recent experience and prevailing market conditions. The weighted-average ultimate trend is a long-term assumption of health care cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost-shifting, utilization changes, aging population, and a changing mix of medical services. CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2017 and 2018 for US and Canada plans, respectively.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     161

Assumed discount rates and health care cost trend rates have a significant effect on the amount recognized in the 2013 financial statements. A one percentage point change in assumed discount rates would have the following effects:

(€ million)	One percentage point increase	One percentage point decrease
Effect on health care defined benefit obligation at December 31, 2013	(77)	94
Effect on pension plans defined benefit obligation at December 31, 2013	(269)	328

A one percentage point change in assumed health care cost trend rates would have the following effects:

(€ million)	One percentage point increase	One percentage point decrease
Effect on health care defined benefit obligation at December 31, 2013	98	(75)

The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2013 and 2012 are as follows:

	Health care plans		Pension plans		Other
	At December 31,		At December 31,		At December 31,
(€ million)	2013	2012	2013	2012	2013	2012
Present value of funded obligations	803	903	2,498	2,621	361	376
Less: Fair value of plan assets	(71)	(69)	(1,935)	(1,974)	—	—

Deficit/(surplus)	732	834	563	647	361	376
Effect of the asset ceiling	—	—	20	7	—	—

Net liability/(Net asset)	732	834	583	654	361	376

Reimbursement rights	—	—	—	—	—	—
Amounts at year-end:
Liabilities	732	865	615	661	361	376
Assets	—	(31)	(32)	(7)	—	—

Net liability	732	834	583	654	361	376

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     162

Changes in the present value of post-employment obligations in 2013 and 2012 are as follows:

	Health care plans		Pension plans		Other
(€ million)	2013	2012	2013	2012	2013	2012
Present value of obligation at the beginning of the year	903	898	2,621	2,416	376	338
Current service cost	6	7	20	17	10	7
Interest expense	33	40	95	111	7	11
Other costs	—	—	3	—	—	—
Contribution by plan participants	5	5	2	3	—	—
Remeasurements:
Actuarial losses/(gains) from changes in demographic assumptions	2	4	5	(15)	(1)	(7)
Actuarial losses/(gains) from changes in financial assumptions	(44)	43	(38)	240	9	34
Other remeasurements	(12)	(17)	12	(3)	2	13

Total remeasurements	(54)	30	(21)	222	10	40

Exchange rate differences	(39)	(17)	(72)	—	—	—
Benefits paid	(59)	(60)	(150)	(150)	(27)	(29)
Past service cost	—	—	—	—	—	8
Change in scope of consolidation	—	—	—	—	—	—
Curtailments	—	—	—	—	—	—
Settlements	—	—	—	—	—	—
Other changes	8	—	—	2	(15)	1

Present value of obligation at the end of the year	803	903	2,498	2,621	361	376

Other remeasurements mainly include in 2013 and in 2012 the amount of experience adjustments.

Changes in the fair value of plan assets in 2013 and 2012 are as follows:

	Health-care plans		Pension plans
(€ million)	2013	2012	2013	2012
Fair value of plan assets at the beginning of the year	69	62	1,974	1,846
Interest income	2	3	73	86
Remeasurements:
Return on plan assets	5	6	63	86
Actuarial gains/(losses) from changes in financial assumptions	—	—	—	4

Total remeasurements	5	6	63	90

Exchange rate differences	(3)	(1)	(70)	—
Contribution by employer	52	54	41	93
Contribution by plan participants	5	5	2	3
Benefits paid	(59)	(61)	(140)	(141)
Change in scope of consolidation	—	—	—	—
Settlements	—	—	—	—
Other changes	—	1	(8)	(3)

Fair value of plan assets at the end of the year	71	69	1,935	1,974

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    163

Net benefit cost/(income) recognized during 2013 and 2012 is as follows:

	Health care plans		Pension plans		Other
(€ million)	2013	2012	2013	2012	2013	2012
Service cost:
Current service cost	6	7	20	17	10	7
Past service cost and (gain)/loss from curtailments and settlements	—	—	—	—	—	8

Total Service cost	6	7	20	17	10	15

Net interest expense	31	37	22	25	7	11
Other costs	—	—	3	—	—	—

Net benefit cost/(income) recognized to profit or loss	37	44	45	42	17	26

Remeasurements:
Return on plan assets	(5)	(6)	(63)	(86)	—	—
Actuarial losses/(gains) from changes in demographic assumptions	2	4	5	(15)	(1)	(7)
Actuarial losses/(gains) from changes in financial assumptions	(44)	43	(38)	236	9	34
Other remeasurements	(12)	(17)	12	(3)	2	13

Total remeasurements	(59)	24	(84)	132	10	40
Exchange rate differences	(36)	(16)	(2)	—	—	—

Net benefit cost/(income) recognized to other comprehensive income	(95)	8	(86)	132	10	40

Total net benefit cost/(income) recognized during the year	(58)	52	(41)	174	27	66

Changes in the effects of the asset ceiling for 2013 and 2012 are as follows:

	Health care plans		Pension plans
(€ million)	2013	2012	2013	2012
Effect of the asset ceiling at the beginning of the year	—	—	7	2
Other comprehensive (income)/loss	—	—	17	—
Other increase/(decrease)	—	—	(4)	5

Effect of the asset ceiling at the end of the year	—	—	20	7

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     164

Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by Group companies. The fair value of the plan assets at December 31, 2013 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the Significant accounting policies – Fair value measurement section of these Notes.

	At December 31, 2013
	Health care plans				Pension plans
(€ million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity securities:
U.S. equities – Large cap	—	—	—	—	82	—	—	82
U.S. equities – Mid cap	—	—	—	—	26	—	—	26
U.S. equities – Small cap	—	—	—	—	33	—	—	33
Non-U.S. equities	11	—	—	11	69	—	—	69

Total equity securities	11	—	—	11	210	—	—	210

Fixed income securities:
U.S. government bonds	—	—	—	—	250	—	—	250
Non-U.S. government bonds	—	—	—	—	73	277	—	350
U.S. corporate bonds	—	—	—	—	—	234	—	234
Non-U.S. corporate bonds	—	—	—	—	1	79	—	80
Mortgage backed securities	—	—	—	—	—	6	—	6
Other fixed income securities	—	—	—	—	27	29	—	56

Total fixed income securities	—	—	—	—	351	625	—	976

Other types of investments:
Mutual funds (1)	—	—	—	—	—	513	—	513
Investment funds	—	—	—	—	—	—	—	—
Insurance contracts	—	—	—	—	1	—	24	25
Derivatives—Credit contracts	—	—	—	—	—	10	—	10
Real estate	—	—	—	—	25	—	—	25
Other	—	60	—	60	—	132	—	132

Total other types of investments	—	60	—	60	26	655	24	705

Cash and cash equivalents	—	—	—	—	23	21	—	44

Total	11	60	—	71	610	1,301	24	1,935

(1)	This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     165

The fair value of the plan assets at December 31, 2012 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the Significant accounting policies – Fair value measurement section of these Notes.

					At December 31, 2012
	Health care plans				Pension Plans
(€ million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity securities:
U.S. equities – Large cap	—	—	—	—	105	10	—	115
U.S. equities – Mid cap	—	—	—	—	34	—	—	34
U.S. equities – Small cap	—	—	—	—	51	—	—	51
Non-U.S. equities	10	—	—	10	33	9	—	42

Total equity securities	10	—	—	10	223	19	—	242

Fixed income securities:
U.S. government bonds	—	—	—	—	187	2	—	189
Non-U.S. government bonds	—	—	—	—	19	348	—	367
U.S. corporate bonds	—	—	—	—	—	200	—	200
Non-U.S. corporate bonds	—	—	—	—	—	70	—	70
Mortgage backed securities	—	—	—	—	—	8	—	8
Other fixed income securities	—	—	—	—	18	16	—	34

Total fixed income securities	—	—	—	—	224	644	—	868

Other types of investments:
Mutual funds (1)	—	—	—	—	—	543	—	543
Investment funds (2)	—	57	—	57	—	208	—	208
Insurance contracts	—	—	—	—	—	—	22	22
Derivatives—Credit contracts	—	—	—	—	—	1	—	1
Real estate	—	—	—	—	—	24	—	24
Other (3)	—	2	—	2	3	41	—	44

Total other types of investments	—	59	—	59	3	817	22	842

Cash and cash equivalents	—	—	—	—	2	20	—	22

Total	10	59	—	69	452	1,500	22	1,974

(1)	This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds
(2)	This category includes primarily commingled funds which invest in equities
(3)	This category includes also hedge funds

Provided that the above plan assets are measured at fair value at December 31, 2013 and 2012 there was no exposure to sovereign debt securities which might have suffered impairment losses.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     166

The best estimate of expected contribution to pension and health care plans for 2014 is as follows:

(€ million)	2014
Pension plans	22
Health care plans	—

Total expected contribution	22

The best estimate of expected benefit payments in 2014 and in the following ten years is as follows:

	Expected benefit payments
(€ million)	2014	2015	2016	2017	2018	2019 to 2024	Total
Post-employment benefits:
Health care plans	56	56	56	56	56	252	532
Pension plans	151	147	147	149	150	761	1,505
Other	19	13	14	18	21	83	168

Total Post-employment benefits	226	216	217	223	227	1,096	2,205

Other long-term employee benefits	3	4	3	3	2	13	28

Total	229	220	220	226	229	1,109	2,233

Potential outflows in the years after 2014 are subject to a number of uncertainties, including future asset performance and changes in assumptions.

The weighted average durations of post-employment benefits are as follows:

N° of years
Health care plans	10
Pension plans	12
Other	10

26. Other provisions

Changes in Other provisions are as follows:

(€ million)	At December 31, 2012	Charge	Utilization	Release to income	Other changes	At December 31, 2013
Warranty and technical assistance provision	802	680	(614)	(25)	(37)	806
Restructuring provision	134	21	(93)	(2)	—	60
Investment provision	5	—	—	—	—	5
Other risks	1,707	3,271	(3,008)	(44)	(31)	1,895

Total Other provisions	2,648	3,972	(3,715)	(71)	(68)	2,766

In 2013, the negative effect of exchange rate differences amounts to €125 million (negative effect of €33 million in 2012).

The warranty and technical assistance provision represents management’s best estimate of commitments given by the Group for contractual, legal or constructive obligations arising from product warranties given for a specified period of time which begins at the date of delivery to the customer. This estimate has been calculated considering past experience and specific contractual terms. This provision also includes management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a larger recall of vehicles. This provision for risks is developed through an assessment of reported damages or returns on a case-by-case basis.

The restructuring provision comprises the estimated amount of benefits payable to employees on termination in connection with restructuring plans amounting to €54 million at December 31, 2013 (€117 million at December 31, 2012), costs for exit activities amounting to €1 million at December 31, 2013 (nil at December 31, 2012) and other costs totaling €5 million at December 31, 2013 (€17 million at December 31, 2012).

The total balance at December 31, 2013 relates to restructuring programs of the following segments (in € million): Trucks and Commercial Vehicles 53 (117 at December 31, 2012), Agricultural and Construction Equipment 4 (10 at December 31, 2012) and Powertrain 3 (7 at December 31, 2012).

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     167

The provision for other risks represents the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes. The more significant balances of these provisions are as follows:

(€ million)	At December 31, 2013	At December 31, 2012
Sales incentives	971	909
Legal proceedings and other disputes	415	350
Commercial risks	339	323
Environmental risks	33	34
Other reserves for risk and charges	137	91

Total Other risks	1,895	1,707

A description of these follows:

•	Sales incentives—these provisions relate to sales incentives that are offered on a contractual basis to the dealer networks and primarily given if the dealers achieve a specific cumulative level of sales transactions during the calendar year. This provision is estimated based on information available for the sales made by the dealers during the calendar year.

•	Legal proceedings and other disputes—this provision represents management’s best estimate of the liability to be recognized by the Group with regard to:

•	Legal proceedings arising in the ordinary course of business with dealers, customers, suppliers or regulators (such as contractual, patent or antitrust disputes).

•	Legal proceedings involving claims with active and former employees.

•	Legal proceedings involving different tax authorities.

None of these provisions is individually significant. Each Group company recognizes a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the probable liability, each Group company assesses its legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the company and others in similar situations and the company’s intentions with regard to further action in each proceeding. CNH Industrial’s consolidated provision combines the individual provisions established by each of the Group’s companies.

•	Commercial risks—this provision includes the amount of obligations arising in connection with the sale of products and services such as maintenance contracts. An accrual is made when the expected costs to complete the services under these contracts exceed the revenues expected to be realized.

•	Environmental risks – this provision represents management’s best estimate of the Group’s probable environmental obligations. Amounts included in the estimate comprise direct costs to be incurred in connection with environmental obligations associated with current or formerly owned facilities and sites. This provision also includes costs related to claims on environmental matters.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    168

27. Debt

An analysis of debt by nature and due date is as follows:

	At December 31, 2013				At December 31, 2012
(€ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
Asset-backed financing	5,463	5,104	112	10,679	5,159	4,518	31	9,708
Other debt:
Bonds	107	5,207	—	5,314	883	3,341	1,200	5,424
Borrowings from banks	1,796	3,176	177	5,149	2,484	2,329	361	5,174
Payables represented by securities	87	305	—	392	121	17	—	138
Other	79	41	60	180	81	35	73	189

Total Other debt	2,069	8,729	237	11,035	3,569	5,722	1,634	10,925

Total Debt	7,532	13,833	349	21,714	8,728	10,240	1,665	20,633

The item Asset-backed financing represents the financing received through both securitization and factoring transactions which does not meet IAS 39 derecognition requirements and is recognized as an asset in the statement of financial position. In 2013 there was an increase of approximately €1,501 million in asset backed financing, excluding exchange differences.

During the year Other debt increased, net of exchange differences, by €679 million. This increase is mainly due to the issue of new bonds and an increase in Borrowings from banks. During the period, the Group repaid bonds for an amount falling due of €753 million.

The major bond issues outstanding at December 31, 2013 by the Group are the following:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount (€ million)
Global Medium Term Note:
CNH Industrial Finance Europe S.A (1)	EUR	1,000	5.25%	March 11, 2015	1,000
CNH Industrial Finance Europe S.A (1)	EUR	1,200	6.25%	March 9, 2018	1,200

Total Global Medium Term Note					2,200

Other bonds:
CNH Capital LLC	US$	750	3.875%	November 1, 2015	544
CNH America LLC	US$	254	7.25%	January 15, 2016	184
CNH Capital LLC	US$	500	6.25%	November 1, 2016	363
CNH Capital LLC	US$	500	3.25%	February 1, 2017	363
Case New Holland Inc.	US$	1,500	7.875%	December 1, 2017	1,088
CNH Capital LLC	US$	600	3.625%	April 15, 2018	435

Total Other bonds					2,977

Hedging effect and amortized cost valuation					137

Total Bonds					5,314

(1)	Bond listed in the Irish Stock Exchange

The following bonds were issued by CNH Capital LLC during 2013 :

•	a bond issued at par having a nominal value of US$600 million (equivalent to €435 million), falling due in 2018 and bearing fixed interest at a rate of 3.625% payable semi-annually;

•	a bond issued at par having a nominal value of US$500 million (equivalent to €363 million), falling due in 2017 and bearing fixed interest at a rate of 3.250% payable semi-annually.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     169

The bonds issued by the Group are governed by different terms and conditions according to their type; more specifically these are as follows, in addition to the above-mentioned bond issued in 2013:

•	a bond issued at par by CNH Industrial Finance Europe S.A. as part of the Global Medium Term Note Program, having a nominal value of €1,000 million, falling due in 2015 and bearing fixed interest at a rate of 5.250%;

•	a bond issued at par by CNH Industrial Finance Europe S.A. as part of the Global Medium Term Note Program, having a nominal value of €1,200 million, falling due in 2018 and bearing fixed interest at a rate of 6.250%;

•	a bond issued at par by CNH Capital LLC having a nominal value of US$500 million, falling due in 2016 and bearing fixed interest at a rate of 6.250%, payable semi-annually;

•	a bond issued by CNH Capital LLC at par having a nominal value of US$750 million, falling due in 2015 and bearing fixed interest at a rate of 3.875%, payable semi-annually;

•	a bond issued by CNH America LLC for a total amount outstanding of US$254 million, falling due in 2016;

•	a bond issued by Case New Holland Inc. at a price of 99.32% of its nominal value of US$1,500 million, falling due in 2017 and bearing fixed interest at a rate of 7.875%.

The unaudited prospectuses and offering circulars, or their abstracts, relating to the above-mentioned principal bond issues are available on the Group’s website at www.cnhindustrial.com under “Investors – Fixed income investors”.

The bonds issued by the Group contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledges, pari passu and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the agreements for the bonds guaranteed by CNH Industrial N.V. contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. associated with a downgrading by a ratings agency.

The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back bonds on the market that have been issued by the Group, also for purposes of their cancellation. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Available committed credit lines expiring after twelve months amount to €1.6 billion at December 31, 2013 (€1.6 billion at December 31, 2012). Of these credit lines, the €2 billion credit facility of CNH Industrial, guaranteed by the parent company and available for €1,250 million at December 31, 2013, envisages typical covenants for contracts of this type and size, such as financial covenants (Net debt/EBITDA and EBITDA/Net interest ratios relating to industrial activities), negative pledges, pari passu, cross default and change of control clauses. The failure to comply with these covenants, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding loans. At December 31, 2013 there were no breaches of the above commitments.

The annual interest rates and the nominal currencies of debt at December 31, 2013 are as follows:

	Interest rate
(€ million)	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	greater than 12.5%	Total at December 31, 2013
US dollar	7,890	560	1,088	—	—	9,538
Euro	6,650	1,203	—	—	—	7,853
Brazilian real	44	853	572	200	208	1,877
Canadian dollar	1,322	—	—	—	—	1,322
Australian dollar	616	—	—	—	—	616
Argentine peso	34	—	24	21	129	208
Chinese renminbi	2	112	—	—	—	114
British pound	75	—	—	—	—	75
Polish zloty	58	—	—	—	—	58
Danish krone	24	—	—	—	—	24
Other	1	1	—	14	13	29

Total Debt	16,716	2,729	1,684	235	350	21,714

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     170

Debt with annual nominal interest rates in excess of 12.5% relates principally to the companies operating in Argentina and Brazil.

For further information on the management of interest rate and currency risk reference should be made to the section Risk Management and to Note 33.

At December 31, 2013 the Group had outstanding financial lease agreements for certain property, plant and equipment whose net carrying amount totaling €86 million (€76 million at December 31, 2012) is included in Property, plant and equipment (Note 15). Payables for finance leases included in Other debt amount to €54 million at December 31, 2013 (€49 million at December 31, 2012) and may be analyzed as follows:

	At December 31, 2013				At December 31, 2012
(€ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Minimum future lease payments	6	20	28	54	6	16	27	49
Interest expense	—	—	—	—	—	—	—	—

Present value of minimum lease payments	6	20	28	54	6	16	27	49

As discussed in Note 15, finance lease payables also relate to suppliers’ assets recognized in the Consolidated Financial Statements in accordance with IFRIC 4.

Debt secured with mortgages and other liens on assets of the Group amounts to €116 million at December 31, 2013 (€112 million at December 31, 2012); this amount includes €54 million (€49 million at December 31, 2012) due to creditors for assets acquired under finance leases. The total carrying amount of assets acting as security for loans amounts to €151 million at December 31, 2013 (€143 million at December 31, 2012). In addition, the Group’s assets include current receivables and cash with a pre-determined use to settle asset-backed financing of €10,679 million at December 31, 2013 (€9,708 million at December 31, 2012).

28. Trade payables

An analysis by due date of trade payables is as follows:

	At December 31, 2013				At December 31, 2012
(€ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
Trade payables	5,336	7	1	5,344	4,838	4	1	4,843

The carrying amount of Trade payables is in line with their fair value at the balance sheet date.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     171

29. Other current liabilities

An analysis of Other current liabilities is as follows:

(€ million)	At December 31, 2013	At December 31, 2012
Advances on buy-back agreements	1,379	1,073
Indirect tax payables	405	383
Accrued expenses and deferred income	452	397
Payables to personnel	226	222
Social security payables	183	184
Other	359	407

Total Other current liabilities	3,004	2,666

An analysis of Other current liabilities (excluding Accrued expenses and deferred income) by due date is as follows:

	At December 31, 2013				At December 31, 2012
(€ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
Other current liabilities (excluding Accrued expenses and deferred income)	1,782	678	92	2,552	1,568	613	88	2,269

Advances on buy-back agreements refer to agreements entered into by the Group during the year or which still remain effective at the balance sheet date, and relate to assets included in Property, plant and equipment. The item Advances on buy-back agreements consists of the following:

•	at the date of the sale, the price received for the product is recognized as an advance in liabilities;

•	subsequently, since the difference between the original sales price and the repurchase price is recognized in profit or loss as operating lease installments on a straight line basis over the lease term, the balance represents the remaining lease installments yet to be recognized in income plus the repurchase price.

The carrying amount of Other current liabilities is in line with their fair value.

30. Guarantees granted, commitments and other contingent liabilities

Guarantees granted

At December 31, 2013, the Group has provided guarantees on the debt or commitments of third parties or unconsolidated subsidiaries jointly controlled and associates totaling €372 million (€486 million at December 31, 2012).

Operating lease contracts

The Group has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. Total future minimum lease payments under non-cancellable lease contracts are as follows:

	At December 31, 2013				At December 31, 2012
(€ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
Future minimum lease payments under operating lease contracts	47	103	35	185	56	124	49	229

In 2013, the Group recognized costs for lease payments of €48 million (€47 million in 2012).

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     172

Contingent liabilities

As a global company with a diversified business portfolio, the Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect the Group financial position and results. At December 31, 2013, contingent liabilities estimated by the Group amount to approximately €35 million (approximately €39 million at December 31, 2012), for which no provisions have been recognized since an outflow of resources is not considered probable at the present time. At December 31, 2013 and 2012, no contingent assets and expected reimbursements have been estimated.

Instead, when it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, the Group recognizes specific provisions for this purpose.

Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of trucks and commercial vehicles in the European Union in relation to possible anti-competitive behavior. It is not possible at the present moment to predict when and in what way these investigations will be concluded.

As a consequence of the demerger of the Agricultural and Construction Equipment and Trucks and Commercial Vehicles activities, as well as the “Industrial & Marine” business line of FPT Powertrain Technologies from Fiat S.p.A. (Fiat) and transfer to Fiat Industrial S.p.A., performed through the partial and proportional demerger pursuant to Article 2506-bis of the Italian Civil Code (the “Demerger”), CNH Industrial (former Fiat Industrial) continues to be liable jointly with Fiat for debts of Fiat S.p.A. that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date. This statutory liability is limited to the value of the net assets attributed to Fiat Industrial in the Demerger and will survive until such liabilities of Fiat existing as of the Demerger will be satisfied. At the time of the Demerger Fiat S.p.A. had outstanding liabilities for bonds and others totaling approximately €15 billion, €9 billion of which were due to bonds. At the date of this report, those liabilities had decreased to approximately €4.2 billion, €3.9 of which is due to bonds. Furthermore, CNH Industrial may be responsible jointly with Fiat in relation to tax payables, even if such liabilities exceed the value of the net assets transferred to CNH Industrial in the Demerger. CNH Industrial views the risk of Fiat S.p.A.’s insolvency as remote, and, therefore, at December 31, 2013, no provision has been accrued in respect of the above mentioned joint liabilities.

31. Segment reporting

The operating segments through which the Group carries out its activities are based on the internal reporting used by the CNH Industrial Group’s Chairman to make strategic decisions. That reporting is broken down in 2013 by the various products and services offered by the Group and prepared in accordance with the accounting policies described under Significant Accounting Policies above.

The individual operating segments derive revenues from their usual production and sales activities as follows:

•	The Agricultural and Construction Equipment segment is active globally in the design, production and sale of agricultural and construction equipment. This segment also provides financial services to its end customers and dealers directly and indirectly in certain European countries through a joint venture with the BNP Paribas Group.

•	The Trucks and Commercial Vehicles segment earns its revenues from the production and sale, predominantly in Europe, of trucks and commercial vehicles, buses and special use vehicles. The segment also offers financial services directly to its customers and dealers in Europe.

•	The Powertrain segment earns its revenues from the production and sale of engines and transmissions for trucks and commercial vehicles and for agricultural and construction equipment, as well as for marine and power generation uses.

Revenues generated by Other activities refer to components that do not satisfy the requirements of IFRS 8 to be considered as an Operating segment.

The Group assesses the performance of its operating segments on the basis of Trading profit/(loss), Operating profit/(loss) and Result from investments earned by those segments.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. For those operating segments which also provide financial services activities, revenues include interest income and other financial income deriving from those activities. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices. For those operating segments which also carry out financial services activities, expenses include interest expense and other financial expense deriving from those activities.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     173

The measure used to assess profit and loss for each operating segment is Operating profit/(loss). Trading profit/(loss) is reported as a specific part of Operating profit/(loss) to separate the income and expense that is non-recurring in the ordinary operations of the business, such as gains and losses from the disposal of investments or restructuring costs, from profit or loss attributable to the Segments. Financial income and expense and taxes not deriving from operating activities are recognized centrally and reported under Unallocated items & adjustments.

Details of the income statement by operating segment for the years ended December 31, 2013 and 2012 are as follows:

	2013
(€ million)	Agric. & Constr. Equip.	Trucks & Comm. Vehic.	Powertrain	Other Activities	Unallocated items & adjustments	CNH Industrial Group
Segment revenues	16,006	8,752	3,331	18	(2,329)	25,778
Revenues from transactions with other operating segments	(4)	(95)	(2,212)	(18)	2,329	—
Revenues from external customers	16,002	8,657	1,119	—	—	25,778
Trading profit/(loss)	1,783	101	158	(46)	(11)	1,985
Unusual income/(expense)	(31)	(85)	(1)	—	—	(117)
Operating profit/(loss)	1,752	16	157	(46)	(11)	1,868
Financial income/(expense)					(463)	(463)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	79	22	—	—	—	101
Other profit/(loss) from investments	—	1	—	—	—	1
Result from investments	79	23	—	—	—	102
Profit/(loss) before taxes						1,507
Income taxes					590	590
Profit/(loss) from Continuing Operations						917
Amortization and depreciation	(382)	(214)	(157)	(1)	3	(751)
Goodwill impairment	—	—	—	—	—	—
Non-cash items other than depreciation and amortization	(3,223)	(676)	(72)	—	(29)	(4,000)
Reversal of impairment losses on Intangible assets and Property, plant and equipment	—	—	—	—	—	—

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     174

	2012
(€ million)	Agric. & Constr. Equip.	Trucks & Comm. Vehic.	Powertrain	Other Activities	Unallocated items & adjustments	CNH Industrial Group
Segment revenues	16,056	8,924	2,933	18	(2,146)	25,785
Revenues from transactions with other operating segments	(17)	(165)	(1,946)	(18)	2,146	—
Revenues from external customers	16,039	8,759	987	—	—	25,785
Trading profit/(loss)	1,554	466	141	(93)	(5)	2,063
Unusual income/(expense)	(37)	(181)	—	1	—	(217)
Operating profit/(loss)	1,517	285	141	(92)	(5)	1,846
Financial income/(expense)					(467)	(467)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	82	3	—	—	1	86
Other profit/(loss) from investments	—	(5)	—	—	—	(5)
Result from investments	82	(2)	—	—	1	81
Profit/(loss) before taxes						1,460
Income taxes					560	560
Profit/(loss) from Continuing Operations						900
Amortization and depreciation	(349)	(221)	(152)	—	3	(719)
Goodwill impairment	—	—	—	—	—	—
Non-cash items other than depreciation and amortization	(3,291)	(618)	(35)	(55)	—	(3,999)
Reversal of impairment losses on Intangible assets and Property, plant and equipment	—	—	—	—	—	—

Segment assets are the assets deployed by each segment in carrying out its usual activities or those which may be reasonably allocated to it on the basis of its usual activities, including the value of investments in joint ventures and associates.

The amount included in Other Activities mainly refers to investments consolidated on a line by line basis other than those already included in the Operating segments, and eliminated in the column Unallocated items & adjustments.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     175

Segment liabilities are those liabilities arising directly from each segment’s usual activities or which may be reasonably allocated to it on the basis of its usual activities. The Group’s treasury and tax activities are managed centrally and, therefore, are not allocated to the individual segments as they do not directly relate to operating activities. These assets and liabilities are not included in the assets and liabilities attributed to the segments, but are instead reported under Unallocated items and adjustments. In particular, treasury assets include the amounts receivable from financing activities, other non-current receivables, securities and other financial assets, and cash and cash equivalents of the Group’s industrial entities. Treasury liabilities, on the other hand, include the debt and other financial liabilities of the Group’s industrial entities. As the segment Profit/(loss) includes the Interest income and other financial income and Interest expense and other financial expense of the financial services entities, the operating assets of Agricultural and Construction Equipment and Trucks and Commercial Vehicles segments also include the financial assets (predominantly the loan portfolio) of their financial services companies. Similarly, the liabilities for those segments include the debt of the financial services companies. The unallocated Group debt, therefore, represents the debt of industrial entities only.

	At December 31, 2013
(€ million)	Agric. & Constr. Equip.	Trucks & Comm. Vehic.	Powertrain	Other Activities	Unallocated items & adjustments	CNH Industrial Group
Segment assets	23,761	11,058	2,040	5,466	(6,102)	36,223
Tax assets					1,464	1,464
Receivables from financing activities, Non-current Other receivables and Securities of industrial companies					162	162
Cash and cash equivalents, Current securities and Other financial assets of industrial companies					3,092	3,092

Total Treasury assets					3,254	3,254
Total Unallocated assets					4,718	4,718
Total Assets						40,941

Segment operating assets include:
Investments in subsidiaries, associates and joint-ventures accounted for using the equity method	264	237	—	—	(12)	489
Increases in non-current assets other than financial instruments, deferred tax assets and post-employment benefit assets	844	613	158	662	(697)	1,580
Segment liabilities	19,236	9,859	1,385	93	(622)	29,951
Tax liabilities					750	750
Treasury liabilities					4,684	4,684
Total Unallocated liabilities					5,434	5,434

Total Liabilities						35,385

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     176

	At December 31, 2012
(€ million)	Agric. & Constr. Equip.	Trucks & Comm. Vehic.	Powertrain	Other Activities	Unallocated items & adjustments	CNH Industrial Group
Segment assets	22,448	10,273	1,911	7,836	(8,364)	34,104
Tax assets					1,530	1,530
Receivables from financing activities, Non-current Other receivables and Securities of industrial companies					158	158
Cash and cash equivalents, Current securities and Other financial assets of industrial companies					3,069	3,069

Total Treasury assets					3,227	3,227
Total Unallocated assets					4,757	4,757
Total Assets						38,861

Segment operating assets include:
Investments in subsidiaries, associates and joint-ventures accounted for using the equity method	264	211	—	—	(11)	464
Increases in non-current assets other than financial instruments, deferred tax assets and post-employment benefit assets	758	439	152	236	(236)	1,349
Segment liabilities	18,255	9,211	1,226	87	(515)	28,264
Tax liabilities					510	510
Treasury liabilities					4,711	4,711
Total Unallocated liabilities					5,221	5,221

Total Liabilities						33,485

32. Information by geographical area

CNH Industrial N.V. has its principal office in Basildon, United Kingdom. In 2013, Group’s revenues earned in the United Kingdom from external customers totaled €754 million (€754 million in 2012) and Group’s revenues earned in the Rest of the World from external customers totaled €25,024 million (€25,031 million in 2012). The following is an analysis of revenues earned from external customers in the Rest of the World:

(€ million)	2013	2012
United States	5,955	5,904
Brazil	3,567	2,986
France	2,320	2,158
Italy	2,023	2,045
Germany	1,311	1,288
Canada	1,306	1,424
Australia	764	955
Argentina	693	550
Spain	527	538
Poland	379	449
Other	6,179	6,734

Total revenues from external customers in RoW	25,024	25,031

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     177

Total non-current Assets located in United Kingdom, excluding financial assets, deferred tax assets, defined benefit assets and rights arising under insurance contracts totaled €194 million at December 31, 2013 (€188 million at December 31, 2012) and the total of such assets located in the Rest of the World totaled €10,504 million at December 31, 2013 (€9,666 million at December 31, 2012). Non-current assets located in the Rest of the World may be analyzed as follows:

(€ million)	At December 31, 2013	At December 31, 2012
United States	3,582	3,416
Italy	2,319	2,034
France	867	776
Germany	638	562
Brazil	618	577
Spain	488	506
Canada	390	316
China	347	356
Other	1,255	1,123

Total non-current assets in RoW	10,504	9,666

In 2013 and in 2012, no single external customer of the Group accounted for 10 per cent or more of consolidated revenues.

33. Information on financial risks

The Group is exposed to the following financial risks connected with its operations:

•	credit risk, regarding its normal business relations with customers and dealers, and its financing activities;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

•	market risk (principally relating to exchange rates, interest rates), since the Group operates at an international level in different currencies and uses financial instruments which generate interest.

As described in the section Risk management, the Group constantly monitors the financial risks to which it is exposed, in order to detect those risks in advance and take the necessary action to mitigate them.

The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group.

The quantitative data reported in the following do not have any predictive value, in particular the sensitivity analysis on market risks cannot reflect the complexity of the market or the associated market reaction which may result from any of the assumed changes.

Credit risk

The maximum credit risk to which the Group is theoretically exposed at December 31, 2013 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on liabilities or commitments to third parties as discussed in Note 30.

Dealers and final customers are subject to specific assessments of their creditworthiness under a detailed scoring system; in addition to carrying out this screening process, the Group also obtains financial and non-financial guarantees for risks arising from credit granted for the sale of trucks and commercial vehicles and agricultural and construction equipment. These guarantees are further strengthened where possible by retention of title clauses or specific guarantees on financed vehicle sales to the sales network and on vehicles assigned under finance lease agreements.

Balances which are objectively uncollectible either in part or for the whole amount are written down on a specific basis if they are individually significant. The amount of the write-down takes into account an estimate of the recoverable cash flows and the date of receipt, the costs of recovery and the fair value of any guarantees received. Impairment losses are recognized for receivables which are not written down on a specific basis, determined on the basis of historical experience and statistical information.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     178

Receivables for financing activities amounting to €15,943 million at December 31, 2013 (€15,237 million at December 31, 2012) include balances totaling €77 million (€54 million at December 31, 2012) that have been written down on an individual basis. Of the remainder, balances totaling €358 million (€355 million at December 31, 2012) are past due by up to one month, while balances totaling €422 million are past due by more than one month (€566 million at December 31, 2012). In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.

Trade receivables and Other current receivables totaling €2,202 million at December 31, 2013 (€2,406 million at December 31, 2012) include balances totaling €53 million (€58 million at December 31, 2012) that have been written down on an individual basis. Of the remainder, balances totaling €101 million (€168 million at December 31, 2012) are past due by up to one month, while balances totaling €223 million (€126 million at December 31, 2012) are past due by more than one month.

The significant decrease in the past due component in receivables from financing activities is partially attributable to the gradual collection of loans granted by Banco CNH Capital S.A. as part of the development/subsidized loans program for agriculture of the Brazilian development agency managed through Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These receivables fell under the scope of the general debt relief programs that were implemented from time to time by the Brazilian government between 2005 and 2008 to support an agricultural industry going through a difficult period. With the rescheduling programs now at an end, the company has taken all the measures necessary to collect installments falling due, adjusting the level of its loan allowances in relation to the extent to which the overdue balances are being repaid.

Total rescheduled outstanding loans issued by Banco CNH Capital S.A. amount to approximately Reais 200 million (approximately €70 million) at December 31, 2013, representing a decrease of approximately Reais 100 million over December 31, 2012; Banco CNH Capital S.A. had a net overdue balance with its customers of approximately Reais 60 million (approximately €20 million), representing a decrease of approximately Reais 40 million over December 31, 2012. During the year, approximately Reais 30 million (approximately €10 million) was written off by Banco CNH Capital S.A. Although the continual rescheduling’s of the recent past have contributed to an increase in the uncertainty as to the timing and means by which customers will make repayment, the amounts provided are considered sufficient to cover the residual credit risk. In the meantime, the BNDES has continued its financial support for the company and the subsidized loan programs.

Liquidity risk

Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations under economic conditions.

The two main factors that determine the Group’s liquidity situation are on the one hand the funds generated by or used in operating and investing activities and on the other the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.

CNH Industrial has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce the liquidity risk, as follows:

•	centralizing the management of receipts and payments, where it may be economical in the context of the local statutory, currency and fiscal regulations of the countries in which the Group is present;

•	maintaining an adequate level of available liquidity;

•	diversifying the means by which funds are obtained and maintaining a continuous and active presence on the capital markets;

•	obtaining adequate credit lines; and

•	monitoring future liquidity on the basis of business planning.

Details as to the repayment structure of the Group’s financial assets and liabilities are provided in Note 19 Current Receivables and in Note 27 Debt. Details of the repayment structure of derivative financial instruments are provided in Note 21.

Management believes that the funds currently available, together with the funds that will be generated from operating and financing activities, will enable the Group to satisfy its requirements resulting from its investing activities and its working capital needs and to fulfill its obligations to repay its debts at their natural due date.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    179

Currency risk

The Group is exposed to risk resulting from changes in exchange rates, which can affect its earnings and equity. In particular:

•	Where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating profit/(loss) of that company. In 2013, the total trade flows exposed to currency risk amounted to the equivalent of 19% of the Group’s turnover (18% in 2012). The principal exchange rates to which the Group is exposed are the following:

•	EUR/US$, in relation to the production/purchases of Agricultural and Construction Equipment segment in the Euro area and to sales in dollars made by Trucks and Commercial Vehicles segment;

•	EUR/GBP, predominately in relation to sales made by Trucks and Commercial Vehicles segment on the UK market and purchases made by Agricultural and Construction Equipment segment in the Euro area;

•	US$/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;

•	US$/AUD, mainly in relation to sales made by Agricultural and Construction Equipment segment in Australia;

•	US$/GBP, in relation to the production/purchases of Agricultural and Construction Equipment segment in the UK.

Taken overall trade flows exposed to changes in these exchange rates in 2013 made up approximately 77% of the exposure to currency risk from trade transactions.

•	It is the Group’s policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecast trading transaction exchange risk exposure for the coming 12 months (including such risk beyond that date where it is believed to be appropriate in relation to the characteristics of the business) and to hedge completely the exposure resulting from firm commitments.

•	Group companies may find themselves with trade receivables or payables denominated in a currency different from the functional currency of the company itself. In addition, in a limited number of cases, it may be convenient from an economic point of view, or it may be required under local market conditions, for companies to obtain financing or use funds in a currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is the Group’s policy to hedge fully, whenever possible, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the company’s functional currency.

•	Certain of the Group’s subsidiaries are located in countries which are not members of the European monetary union, in particular the United States, the United Kingdom, Brazil, Australia, Canada, India, China, Argentina and Poland. As the Group’s reference currency is the Euro, the income statements of those countries are converted into Euros using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in Euros.

•	The assets and liabilities of consolidated companies whose functional currency is different from the Euros may acquire converted values in Euros which differ as a function of the fluctuation in exchange rates. The effects of these changes are recognized directly in the Cumulative Translation Adjustments reserve, included in Other comprehensive income (see Note 24).

The Group monitors its principal exposure to translation exchange risk, although there was no specific hedging in this respect at the balance sheet date.

There were no substantial changes in 2013 in the nature or structure of exposure to currency risk or in the Group’s hedging policies.

Sensitivity analysis

The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2013 resulting from a hypothetical, unfavorable and instantaneous change of 10% in the exchange rates of the leading foreign currencies with the Euro, amounts to approximately €204 million (€184 million at December 31, 2012).

Receivables, payables and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     180

Interest rate risk

The manufacturing companies and treasuries of the Group make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, Group companies make sales of receivables resulting from their trading activities on a continuing basis. Changes in market interest rates can affect the cost and return of the various forms of financing, including the sale of receivables, and the employment of funds, causing an impact on the level of net financial expenses incurred by the Group.

In addition, the financial services companies provide loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g. securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing obtained, changes in the current level of interest rates can affect the operating profit/(loss) of those companies and the Group as a whole.

In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, with the object of mitigating, under economically acceptable conditions, the potential variability of interest rates on net profit/(loss).

Sensitivity analysis

In assessing the potential impact of changes in interest rates, the Group separates out fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).

The fixed rate financial instruments used by the Group consist principally of part of the portfolio of the financial services companies (basically customer financing and financial leases) and part of debt (including subsidized loans and bonds).

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2013 resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately €25 million (approximately €7 million at December 31, 2012).

Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical, unfavorable and instantaneous change of 10% in short-term interest rates at December 31, 2013, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately €4 million (approximately €1 million at December 31, 2012).

This analysis is based on the assumption that there is a general and instantaneous change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

Other risks on derivative financial instruments

The Group has entered derivative contracts linked to commodity prices to hedge specific exposures on supply contracts.

Sensitivity analysis

In the event of a hypothetical, unfavorable and instantaneous change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2013 linked to commodity prices would have been not significant (not significant at December 31, 2012).

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     181

34. Fair value measurement

Fair value levels presented below are described in the Significant accounting policies – Fair value measurement section of these Notes.

Assets and liabilities measured at fair value

The following table provides the fair value hierarchy for financial assets and liabilities that are measured at fair value, on a recurring or not-recurring basis, in the statement of financial position at December 31, 2013 and 2012:

		At December 31, 2013				At December 31, 2012
(€ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other non-current securities	(16)	1	—	—	1	1	—	—	1
Current securities available-for-sale	(20)	—	—	—	—	4	—	—	4
Other financial assets	(21)	—	189	—	189	—	121	—	121

Total Assets		1	189	—	190	5	121	—	126

Other financial liabilities	(21)	—	(68)	—	(68)	—	(97)	—	(97)

Total Liabilities		—	(68)	—	(68)	—	(97)	—	(97)

In 2013 and 2012 there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 21 Other financial assets and Other financial liabilities.

Assets and liabilities not measured at fair value

With reference to Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities, their carrying amount approximates their fair value due to the short maturity of these items.

The following table provides the fair value and fair value hierarchy for the most relevant categories of financial assets and liabilities that are not measured at fair value in the Statement of financial position at December 31, 2013:

		At December 31, 2013
(€ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value
Retail financing	(19)	—	—	8,121	8,121	8,123
Dealer financing	(19)	—	—	6,612	6,612	6,608
Finance leases	(19)	—	—	1,109	1,109	1,113
Other receivables from financing activities	(19)	—	—	99	99	99

Total Receivables from financing activities		—	—	15,941	15,941	15,943

Assets-backed financing	(27)	—	10,693	—	10,693	10,679
Bonds	(27)	5,778	—	—	5,778	5,314
Borrowings from banks	(27)	—	5,032	—	5,032	5,149
Payable represented by securities	(27)	—	390	—	390	392
Other debt	(27)	—	180	—	180	180

Total Debt		5,778	16,295	—	22,073	21,714

The fair values of Receivables from financing activities are included in the Level 3 and have been estimated based on discounted cash flows analysis with the most significant inputs being the market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

The fair value of Bonds are included in the Level 1 and have been estimated with reference to quoted prices in active markets.

The fair value of Asset backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and have been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     182

35. Related party transactions

In accordance with IAS 24 the related parties of the CNH Industrial Group are companies and persons who are capable of exercising control or joint control or who have a significant influence over the CNH Industrial Group and its subsidiaries, CNH Industrial N.V.’s parent company Exor S.p.A. and the companies belonging to the Exor Group (including the companies of the Fiat Group), unconsolidated subsidiaries in the CNH Industrial Group and the associates or joint ventures of the CNH Industrial Group. Finally, the members of the Board of Directors, the statutory auditors and managers of the CNH Industrial Group with strategic responsibility and members of their families.

The Group engages in transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

Relations between the Group and its unconsolidated subsidiaries, its joint ventures, its associates and other related parties consist mainly of transactions of a commercial nature, which have an effect on revenues, cost of sales and trade receivables and payables.

The effects of such transactions on the consolidated income statements for 2013 and 2012 are as follows:

		of which: with related parties
(€ million)	2013	Unconsolidated Subsidiaries	Joint ventures	Associates	Fiat Group	Other related parties	Total related parties	Effect on Total (%)
Net revenues	25,778	—	500	41	681	—	1,222	4.7%
Cost of sales	20,897	—	380	—	475	23	878	4.2%
Selling, general and administrative costs	2,230	—	—	—	207	33	240	10.8%
Research and development costs	600	—	—	—	16	—	16	2.7%
Financial income/(expenses)	(463)	—	(3)	1	4	—	2	(0.4%)

		of which: with related parties
(€ million)	2012	Unconsolidated Subsidiaries	Joint ventures	Associates	Fiat Group	Other related parties	Total related parties	Effect on Total (%)
Net revenues	25,785	—	395	187	637	—	1,219	4.7%
Cost of sales	20,931	—	334	174	437	42	987	4.7%
Selling, general and administrative costs	2,187	—	—	—	216	22	238	10.9%
Research and development costs	560	—	—	—	22	—	22	3.9%
Financial income/(expenses)	(467)	—	(3)	1	4	—	2	(0.4%)

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     183

The effects on the consolidated statement of financial position at December 31, 2013 and 2012 are as follows:

		of which: with related parties
(€ million)	At December 31, 2013	Unconsolidated Subsidiaries	Joint ventures	Associates	Fiat Group	Other related parties	Total related parties	Effect on Total (%)
Other investments and non-current financial assets	61	5	—	—	43	—	48	78.7%
Trade receivables	988	—	49	11	26	—	86	8.7%
Other current assets	1,377	—	—	1	4	—	5	0.4%
Asset-backed financing	10,679	—	—	—	5	—	5	0.0%
Other debt	11,035	4	3	—	1	—	8	0.1%
Trade payables	5,344	—	112	6	129	—	247	4.6%
Other current liabilities	3,004	—	32	—	—	—	32	1.1%

		of which: with related parties
(€ million)	At December 31, 2012	Unconsolidated Subsidiaries	Joint ventures	Associates	Fiat Group	Other related parties	Total related parties	Effect on Total (%)
Other investments and non-current financial assets	67	5	—	—	51	—	56	83.6%
Trade receivables	1,436	—	53	38	55	—	146	10.2%
Other current assets	1,117	—	—	1	22	—	23	2.1%
Asset-backed financing	9,708	—	—	—	3	—	3	0.0%
Other debt	10,925	4	2	—	1	—	7	0.1%
Trade payables	4,843	—	108	5	136	13	262	5.4%
Other current liabilities	2,666	—	23	—	4	1	28	1.1%

Transactions with joint ventures

The following section provides information on transactions with companies over which the Group exercises joint control.

These transactions affected revenues, cost of sales, trade receivables and payables. The effects on the financial statements are set out as follows.

Net revenues

The transactions consist principally of sales of commercial vehicles, and agricultural and construction machinery, and the provision of technical services, to the following companies:

(€ million)	2013	2012
Turk Traktor Ve Ziraat Makineleri A.S., for the sale of agricultural and construction equipment	137	68
Iveco Oto Melara Società consortile, for the sale of vehicles and special transport	91	92
CNH de Mexico SA de CV, for the sale of agricultural and construction equipment	71	76
SAIC Iveco Commercial Vehicle Investment Company Limited for technical services	58	27
New Holland HFT Japan Inc., for the sale of agricultural and construction equipment	57	52
Other	86	80

Total Net revenues from joint ventures	500	395

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     184

Cost of sales

Transactions have taken place principally with the following companies:

(€ million)	2013	2012
Turk Traktor Ve Ziraat Makineleri A.S., for the purchase of agricultural equipment	264	263
CNH de Mexico SA de CV, for the purchase of agricultural equipment	116	71

Total Cost of sales for purchases from joint ventures	380	334

Trade receivables

These relate to receivables arising from the revenues discussed. In particular:

(€ million)	At December 31, 2013	At December 31, 2012
Iveco – Oto Melara Società consortile	21	23
Other	28	30

Total Trade receivables due from joint ventures	49	53

Trade payables

These relate to payables arising from the costs discussed above. In particular:

(€ million)	At December 31, 2013	At December 31, 2012
Turk Traktor Ve Ziraat Makineleri A.S.	61	55
Other	51	53

Total Trade payables due to joint ventures	112	108

Transactions with associates

These transactions mainly affected revenues and trade receivables. The effects arising on the financial statements are set out as follows.

Net Revenues

These primarily relate to the sale of trucks, commercial vehicles and the provision of services, to the following companies:

(€ million)	2013	2012
Truck & Bus Company, for the sale of trucks and buses	21	12
IVECO-AMT Ltd. for the sale of trucks and commercial vehicles	20	115
Kobelco Construction Machinery Co. Ltd., for the sale of construction equipment	—	60

Total Net Revenues from associates	41	187

Cost of sales

These primarily relate to transactions with the following companies:

(€ million)	2013	2012
Kobelco Construction Machinery Co Ltd., for the purchase of construction equipment	—	174

Cost of sales for purchases from associates	—	174

Trade receivables

This item, amounting to €11 million at December 31, 2013 (€38 million at December 31, 2012), relates to receivables arising from the revenues discussed above.

Transactions with the Fiat Group

These amounts arise from transactions between CNH Industrial Group companies and companies belonging to the Fiat Group, and from the asset and liability balances of the CNH Industrial Group companies which relate to companies belonging to the Fiat Group. The effects of individual transactions on financial statement items are as follows:

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     185

Net Revenues

These primarily relate to the sale of goods to the following companies:

(€ million)	2013	2012
Società Europea Veicoli Leggeri S.p.A. – Sevel, for the sale of engines	371	375
Fiat Automoveis S.A. – FIASA (subsidiary of Fiat Group Automobiles), for the sale of light commercial vehicles	284	238
Fiat Group Automobiles S.p.A. and subsidiaries, for the sale of engines	23	18
Other	3	6

Total Revenues from Fiat Group	681	637

Cost of sales

These primarily relate to transactions with the following companies:

(€ million)	2013	2012
Teksid S.p.A. and subsidiaries, for the purchase of engine blocks	135	119
Magneti Marelli S.p.A. and its subsidiaries, for the purchase of components	104	93
Other	236	225

Total Cost of sales from Fiat Group	475	437

Selling, general and administrative costs

These relate to costs for the provision of administrative, IT, corporate affairs, tax, treasury, purchasing, personnel management, communications and security services by companies belonging to the Fiat Group.

Research and development costs

These relate to the provision of research and development services in 2013 and 2012 by the Centro Ricerche Fiat on behalf of the CNH Industrial Group.

Other investments and non-current financial assets

This item includes non-current receivables arising from items due from the Fiat Group, mainly relating to factoring and dealer financing activities in South America.

Asset-backed financing and Other debt

This item mainly consists of other debt arising from the transactions of subsidiaries of the CNH Industrial Group with financial services companies of the Fiat Group in countries where the CNH Industrial Group does not have any financial services companies of its own.

Transactions with other related parties

The most significant amount in 2013 affects cost of sales and consists of the cost for purchases of components of €19 million (€36 million in 2012) from the Brembo Group which is controlled by Alberto Bombassei who has been a member of the Board of Directors of Fiat Industrial S.p.A. until the Merger occurred in September 30, 2013.

Compensation to Directors, Statutory Auditors and Key Management

The fees of the Directors and Statutory Auditors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, are as follows

(in thousands of euros)	2013	2012
Directors (a)	13,293	9,914
Statutory auditors	190	238

Total Compensation	13,483	10,152

(a)	This amount includes for 2013 the notional compensation cost of €7,493 thousand (€6,196 thousand in 2012) arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors.

The aggregate expense incurred in 2013 for the compensation of Executives with strategic responsibilities of the Group amounts to approximately €20 million (€11 million in 2012). This amount is inclusive of the notional compensation cost for share-based payments granted to Executives with strategic responsibilities.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     186

Commitments and guarantees with related parties

At December 31, 2013 the Group had pledged guarantees on commitments of the joint venture Iveco—Oto Melara Società consortile for an amount of €197 million (€215 million at December 31, 2012).

36. Acquisitions and Disposals of subsidiaries and other investments

Acquisitions

The Group made no significant acquisitions of subsidiaries in 2013 and 2012.

During 2013 the Group acquired non-controlling interests in companies in which it already held control, leading to the recognition of a total cash outflow of €14 million. In particular, the Group purchased:

•	a non-controlling interest of 35.0% in Case Construction Machinery America LLC, with a cash outflow of €4 million;

•	a non-controlling interest of 49.0% of CNH Industrial (Russia) Commercial Operations B.V. and of 50.0% in CNH Industrial (Russia) Industrial Operations B.V., for a total outflow of €10 million.

The changes in the ownership interests in subsidiaries described above did not have any significant effect on the Group’s equity attributable to the owners of the parent.

With reference to the acquisition of the non-controlling interests in former CNH Global N.V. for no consideration occurred in 2013, refer to the above section Principal Activities, paragraph Merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V.

During 2012 the Group acquired a non-controlling interests of 3.46% in New Holland Kobelco Construction Machinery S.p.A., not leading to the recognition of cash outflows.

Disposals

Consideration in 2013 and 2012 for the sales of other investments and the related net cash inflows are provided as follows:

	Total disposal of Investments in joint ventures, associates and other companies
(€ million)	2013	2012
Consideration received	—	43
Deferred consideration	—	20

Total Consideration	—	63

Total Net cash inflows on disposals	—	43

In 2012, deferred consideration referred to the receivable that had been recognized by the former CNH Global in connection with the balance of the price for the sale of the 20% interest in Kobelco Construction Machinery Co., Ltd. from CNH Global to Kobe Steel Ltd. (“KSL”). In the same year, a dispute arose with respect to the price to be paid by KSL to CNH Global and the balance of the purchase price was held in an escrow account. In 2013, the arbitrator issued his award and opinion, effectively ruling in favor of KSL and the remaining funds in the escrow account were paid to KSL and the matter was closed. CNH Industrial has recognized an additional loss of €19 million on the sale of investment in its consolidated statements of operations for the year ended December 31, 2013.

37. Explanatory notes to the Statement of Cash Flows

The Statement of cash flows sets out changes in cash and cash equivalents during the year. As required by IAS 7 - Cash Flow Statements, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.

The Group presents supplemental discussion and disclosure regarding the statement of cash flows within this Note for the purpose of additional analysis. Certain items discussed below, are reflected within the consolidated statement of cash flows either on an aggregate or net basis, and accordingly have been discussed further as set forth below.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     187

Operating activities

Cash flows from/(used in) operating activities derive mainly from the Group’s main revenue producing activities.

Adjustments to exclude non-cash effects related to the sale of vehicles under buy-back commitments are included under operating activities in a single line item which includes changes in working capital, capital expenditures, amortization, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

Change in operating lease items comprises capital expenditures for assets under operating leases and reflects adjustments to exclude non-cash items such as amortization, depreciation, impairment losses and changes in inventories.

The adjustment to exclude Other non-cash items of €29 million in 2013 (€213 million in 2012) includes an amount of €-7 million (€89 million in 2012) related to result from investments net of impairment losses on assets recognized during the year.

Changes in working capital for 2013 and 2012 are summarized as follows:

(€ million)	2013	2012
Change in trade receivables	307	86
Change in inventories	(924)	(76)
Change in trade payables	730	(126)
Change in other receivables/payables	(40)	(98)

Change in working capital	73	(214)

The Cash flows for income tax payments net of refunds in 2013 amount to €392 million (€524 million in 2012).

Total interest of €763 million was paid and interest of €709 million was received in 2013 (interest of €815 was paid in 2012, and interest of €800 million was received in 2012).

Investing activities

Cash flows from/(used in) investing activities represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. Only expenditures resulting in an asset recognized in the balance sheet are classified as investing activities in the Statement of cash flows. In particular, Cash flows from/(used in) investing activities include net change in receivables from financing activities that may be analyzed as follows:

(€ million)	2013	2012
Change in dealer financing	(824)	(1,116)
Change in retail financing	(1,235)	(842)
Change in finance leases	171	302
Change in other receivables from financing activities	81	(93)

Net change in receivables from financing activities	(1,807)	(1,749)

Liquidity absorbed by the increase in receivables from financing activities in 2013 principally referred to the increase in financing provided to Agricultural and Construction Equipment segment customers in the U.S., Trucks and Commercial Vehicles segment dealers in Europe and Agricultural and Construction Equipment segment dealers in the U.S. and Brazil.

Consideration for the acquisition and disposal of subsidiaries and of other investments is discussed in Note 36.

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     188

Financing activities

The net change in other financial payables and other financial assets/liabilities mainly reflects changes in borrowings from banks and in asset-backed financing, together with changes in other financial assets and other financial liabilities (consisting of derivative financial instruments measured at fair value at the balance sheet date, as indicated in Note 21 above).

Changes in 2013 and 2012 are summarized as follows:

(€ million)	2013	2012
Change in asset-backed financing	1,501	343
Change in borrowings from banks and other financial payables	436	(433)
Net change in other financial payables	1,937	(90)
Change in other financial assets	35	40
Change in other financial liabilities	(26)	(59)

Net change in other financial payables and other financial assets/liabilities	1,946	(109)

38. Subsequent events

On January 28, 2014, CNH Industrial and BNP Paribas Leasing Solutions, the two shareholders of CNH Industrial Capital Europe, agreed on the extension of the joint-venture services to CNH Industrial Trucks and Commercial Vehicles business in Italy, Germany, France, the United Kingdom and other major European markets.

February 27, 2014

The Board of Directors

Sergio Marchionne

Richard J. Tobin

John Elkann

Mina Gerowin

Maria Patrizia Grieco

Léo W. Houle

Peter Kalantzis

John Lanaway

Guido Tabellini

Jacqueline A. Tammenoms Bakker

Jacques Theurillat

CNH Industrial Group Consolidated Financial Statements at December 31, 2013     189

CNH Industrial Group Consolidated Financial Statements at December 31, 2013    190

CNH INDUSTRIAL N.V.

STATUTORY FINANCIAL STATEMENTS

At December 31, 2013

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    191

INCOME STATEMENT

(€ thousand)	Notes	2013	2012
Result from investments	(1)	979,967	905,530
Other operating income	(2)	18,113	17,270
Personnel costs	(3)	(13,482)	(11,285)
Other operating costs	(4)	(48,030)	(35,548)
Financial income/(expense)	(5)	(116,959)	(99,487)
PROFIT/(LOSS) BEFORE TAXES		819,609	776,480
Income taxes	(6)	(30,647)	14,730
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		788,962	791,210
Profit/(loss) from discontinued operations		—	—
PROFIT/(LOSS)		788,962	791,210

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    192

STATEMENT OF FINANCIAL POSITION

(€ thousand)	Notes	At December 31, 2013	At December 31, 2012
ASSETS
Intangible assets		430	457
Property, plant and equipment		45	16
Equity investments	(7)	9,180,971	5,982,243
Other financial assets	(8)	11,175	111,877
Deferred tax assets	(6)	3,339	—

Total Fixed Assets		9,195,960	6,094,593

Trade receivables	(9)	5,233	3,346
Current financial receivables	(10)	366	31,937
Other current receivables	(11)	149,310	1,743,741
Cash and cash equivalents	(12)	765	3

Total current assets		155,674	1,779,027

TOTAL ASSETS		9,351,634	7,873,620

EQUITY AND LIABILITIES
Equity	(13)
Share capital		18,245	1,919,433
Capital reserve		2,330,703	435,372
Legal reserve		2,044,936	1,778,656
Retained profit/(loss)		321,677	(296,229)
Profit/(loss) for the year		788,962	791,210

Total equity		5,504,523	4,628,442

Provisions for employee benefits and other provisions	(14)	7,778	2,874
Non-current debt	(15)	11,175	165,725

Total non-current liabilities		18,953	168,599

Trade payables	(16)	16,567	9,051
Current debt	(17)	3,675,564	2,994,277
Other debt	(18)	136,027	73,251

Total current liabilities		3,828,158	3,076,579

TOTAL EQUITY AND LIABILITIES		9,351,634	7,873,620

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    193

NOTES TO THE STATUTORY FINANCIAL STATEMENTS

PRINCIPAL ACTIVITIES

During 2013 the process of combining the activities of CNH and Fiat Industrial was completed.

The principal steps in the reorganization were:

•	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial S.p.A. (the “FNH Merger”) which occurred on August 1, 2013;

•	the cross-border reverse merger of Fiat Industrial S.p.A. with and into FI CBM Holdings N.V. (the “FI Merger”); and

•	the Dutch merger of CNH Global N.V. with and into FI CBM Holdings N.V. (the “CNH Merger” and, together with the FI Merger, the “Merger” or the “Transaction”), subsequently renamed CNH Industrial N.V. That Company has taken, as a consequence of the Transaction, the role of CNH Industrial Group’s parent company.

All the companies (i.e., Fiat Industrial S.p.A., FI CBM Holdings N.V., FNH and CNH Global N.V.) involved in the reorganization process were part of the Fiat Industrial Group; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial S.p.A.; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial S.p.A.; and (iii) CNH Global N.V. was an indirect subsidiary of Fiat Industrial S.p.A. (controlled through FNH which owned approximately 87% of CNH Global N.V.’s capital stock).

The Company, incorporated in the Netherlands, has its principal office in Basildon, United Kingdom.

CNH Industrial N.V.’s financial statements are prepared in euros, the Company’s functional currency.

The Statements of Income and of Financial Position and the Notes to the Financial Statements are presented in thousands of euros, except where otherwise stated.

As parent company, CNH Industrial N.V. has also prepared consolidated financial statements for CNH Industrial Group for the year ended December 31, 2013.

Combination of Fiat Industrial – CNH

The deeds of merger for the merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V. were executed, respectively, on September 27 and 28, 2013. The effective date of the merger transactions (the “Transaction”) was September 29, 2013. The main objective of the Transaction was to simplify the capital structure of the Fiat Industrial Group (the “CNH Industrial Group” subsequently to the Transaction) by creating a single class of liquid stock listed on the New York Stock Exchange (“NYSE”) and on the Mercato Telematico Azionario managed by Borsa Italiana S.p.A. (“MTA”).

In connection with the FI Merger, Fiat Industrial S.p.A. Shareholders received one newly allotted common share in CNH Industrial N.V. (having a nominal value of €0.01 each) for each ordinary share held in Fiat Industrial S.p.A. (having a nominal value of €1.57 each). In connection with the CNH Merger, CNH Global N.V. Shareholders received 3.828 newly allotted CNH Industrial N.V. common shares (having a nominal value of €0.01 each) for each common share held in CNH Global N.V. (having a nominal value of €2.25 each).

At closing, CNH Industrial N.V. issued 1,348,867,772 common shares which were allotted to Fiat Industrial S.p.A. and CNH Global N.V. Shareholders on the basis of the established exchange ratios described above. CNH Industrial N.V. also issued special voting shares (non-tradable) which were allotted to eligible Fiat Industrial S.p.A. and CNH Global N.V. Shareholders who had elected to receive special voting shares. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares. On September 30, CNH Industrial N.V. common shares began trading on the NYSE and the MTA.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The 2013 statutory financial statements represent the separate financial statements of the parent company, CNH Industrial N.V., and have been prepared in accordance with the legal requirements of Title 9, Book 2 of the Dutch Civil Code. Section 362 (8), Book 2, Dutch Civil Code, allows companies that apply IFRS as adopted by the European Union

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    194

in their consolidated financial statements to use the same measurement principles in their company financial statements. The accounting policies are described in a specific section, Significant accounting policies, of the Consolidated Financial Statements included in this Annual Report. However, as allowed by the law, subsidiaries are accounted for using the net equity value in the statutory financial statements.

With reference to the Transaction, the merger between CNH Industrial N.V. (former FI CBM Holdings N.V.) and Fiat Industrial S.p.A. and Fiat Netherland Holdings N.V. has been accounted for using the “pooling of interest method”, therefore comparative figures for the year ended December 31, 2012 have been adjusted as the merger was already happened at that time. Instead, the merger between CNH Industrial N.V. and CNH Global N.V. has been accounted for from the date in which the transaction occurred on September 29, 2013, due to a minority presence until that date.

Format of the financial statements

Given the activities carried out by CNH Industrial N.V., presentation of the Company Income Statement is based on the nature of revenues and expenses. The Consolidated Income Statement for CNH Industrial Group is classified according to function (also referred to as the “cost of sales” method), which is considered more representative of the format used for internal reporting and management purposes and is in line with international practice in the capital goods sector. For the Consolidated Statement of Financial Position, a mixed presentation has been elected, as permitted under IAS 1, with the current and non-current classification applied to assets, only. That election was based on the fact that the consolidated financial statements include both industrial companies and financial services companies. The financing portfolios of financial services companies are included under current assets, as those assets will be realized in the course of the normal operating cycle. In addition, the financial services companies only obtain a portion of their funding directly from the market. The remainder of their funding is obtained from Group treasury companies (included under industrial activities), which provide funding to both industrial companies and financial services companies within the Group, on the basis of their individual requirements. The distribution of financial services activities within the Group has no impact on the presentation of financial liabilities for CNH Industrial N.V. However, for the Consolidated Statement of Financial Position, the distribution of those activities means that a classification of financial liabilities between current and non-current would not be meaningful.

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    195

COMPOSITION AND PRINCIPAL CHANGES

1. Result from investments

Following is a breakdown of result of investments:

(€ thousand)	2013	2012
Share of the profit/(loss) of investees	998,909	905,530
Gains/(Losses) on sale of investments	(18,942)	—

Total result of investments	979,967	905,530

Share of the profit/(loss) of investees

The item includes the Company’s share in the net profit or loss of the investees.

Gains/(Losses) on sale of investments

Effective as of December 31, 2012, the initial phase of the global construction equipment alliance between CNH Industrial N.V. (the former CNH Global N.V.) (CNH or the Company), on the one hand, and Kobelco Construction Machinery Co, Ltd. (KCM) and Kobe Steel Ltd (KSL), on the other hand, terminated. In connection with the termination of the initial phase of the global alliance, CNH was required to sell to KSL and KSL was required to repurchase from CNH its 20% ownership interest in KCM (the “KCM Interest”). In connection with the required repurchase, a dispute arose with respect to the price to be paid by KSL to CNH in consideration for the KCM Interest under the Shareholders’ Agreement, dated December 9, 2001 (the “KCM Shareholders Agreement”), by and between CNH, KSL and New Holland Italia S.p.A. Despite the dispute regarding the amount to be paid by KSL to CNH in consideration for the 20% interest in KCM, KSL and CNH agreed to enter into an escrow agreement (the “Escrow Agreement”), with Citibank N.A., as escrow agent, to facilitate a sale of the 20% ownership interest by December 31, 2012. Pursuant to the Escrow Agreement CNH delivered to Citibank, as escrow agent, the share certificates representing CNH’s 20% ownership interest in KCM as well as resignation letters signed by CNH’s representatives to the KCM Board (the “CNH Documents”). KSL transferred to Citibank, as escrow agent, approximately $83 million (the “CNH Price”); such amount being the amount calculated by CNH as the consideration to be paid by KSL for the 20% interest in KCM. On December 31, 2012 Citibank delivered to KSL the CNH Documents. At the same time, Citibank transferred to CNH approximately US$57 million (the “KSL Price”); such amount being the amount calculated by KSL as the consideration to be paid by KSL for the 20% interest in KCM. Pursuant to the Escrow Agreement Citibank was to hold in escrow the difference between the CNH Price and the KSL Price and to distribute such funds pursuant to the terms of the arbitration award (or as jointly directed by CNH and KSL). As a result CNH recognized €19.1 million (USD 26 million) receivable on the statement of financial position as of December 31, 2012.

On November 21, 2013, the London Court of Arbitration ruled in favor of KSL and, as a consequence, the Company had to release the full amount held by Citibank on account of the escrow arrangement and wrote off the receivable of €19.1 million.

2. Other operating income

Following is a breakdown of other operating income:

(€ thousand)	2013	2012
Revenues from services rendered to, and other income from, Group companies	17,962	16,817
Other revenues and income from third parties	151	453

Total other operating income	18,113	17,270

Revenues from services rendered to Group companies consisted of services rendered by CNH Industrial N.V. and its managers to the principal companies of CNH Industrial.

Other revenues and income from third parties relate to miscellaneous income, recovery of costs and other prior year income.

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    196

3. Personnel costs

Personnel costs consisted of the following:

(€ thousand)	2013	2012
Wages and salaries	7,488	6,017
Defined contribution plans and social security contributions	2,788	2,559
Other personnel costs	3,206	2,709

Total personnel costs	13,482	11,285

The average number of employees increased from 73 in 2012 (25 managers and 48 staff) to 85 in 2013 (33 managers and 52 staff). As described in Note 2, some of the Company’s managers carried out their activities at the principal subsidiaries of the Group and the associated costs were charged back to the companies concerned.

4. Other operating costs

Following is a breakdown of other operating costs:

(€ thousand)	2013	2012
Professional services and other operating costs	37,578	27,786
Compensation component from stock grant plans	5,663	6,196
Insurance	4,197	1,051
Leases, rentals, depreciation, amortization and other minor	592	515

Total other operating costs	48,030	35,548

The item includes costs for financial, legal and tax advisory services, as well as costs for tax compliance, public relations, personnel management, security services and IT services. Furthermore, it includes Board of Directors’ fees.

The compensation component from stock grant plans represents the notional cost of the Long Term Incentive Plan awarded to the Chairman, which was recognized directly in the equity reserve.

5. Financial income/(expense)

The breakdown of financial income and expense was as follows:

(€ thousand)	2013	2012
Financial income	11,592	12,888
Financial expense	(128,551)	(112,375)

Total financial income/(expense)	(116,959)	(99,487)

Financial income consisted of the following:

(€ thousand)	2013	2012
Financial income from Group companies	11,319	12,497
Financial income from third parties	208	391
Currency exchange gains/(losses)	65	—

Total financial income	11,592	12,888

Financial expense consisted of the following:

(€ thousand)	2013	2012
Financial expense payable to Group companies	127,846	111,631
Financial expense payable to third parties	705	733
Currency exchange lossel	—	11

Total financial expense	128,551	112,375

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    197

6. Income taxes

A breakdown of taxes recognized in the income statement is provided below:

(€ thousand)	2013	2012
Current taxes:
- Italian corporate income taxes	30,711	(14,405)
- Other current income taxes (UK)	3,275	(148)

Total current taxes	33,986	(14,553)

Deferred taxes for the period:
- Deferred taxes	(3,339)	—

Total deferred taxes for the period	(3,339)	—

Taxes relating to prior periods	—	(177)

Total income taxes	30,647	(14,730)

The amount of €30,711 thousand of corporate income taxes relates to the taxes owed by Fiat Industrial S.p.A. as a consequence of the Transaction. Since the assets, liabilities and other legal relationships of Fiat Industrial S.p.A. have been reflected in the accounts and other financial reports of CNH Industrial N.V. as of January 1, 2013, the tax effects of the Transaction have been recognized in CNH Industrial N.V. accounts. The taxes are due to the Italian group companies as a compensation of the tax losses surrounded to the Italian tax consolidation. The amount of €30,711 thousand of corporate income taxes also includes €2,760 thousand in income related to the prior year domestic tax consolidation.

The UK current income taxes of €3,275 thousand are related to a current income tax charge on taxable distributions of €5,801 thousand and a current tax credit of €2,526 thousand for compensation for tax losses utilized in the UK tax consolidation.

The amount of deferred tax asset of €3,339 thousand is related to the UK losses carry forward of CNH Industrial N.V. on December 31, 2013.

A reconciliation between theoretical income taxes determined on the basis of tax rates applicable in the UK and income taxes reported in the financial statements is as follows:

(€ thousand)	2013	2012
Theoretical income taxes	190,559	31,357
Difference between foreign tax rates and the statutory UK tax rate	(4,676)	—
Tax effect of permanent differences	(140,520)	(60,212)
Deferred tax not recognized in previous periods	1,263	638
Theoretical tax benefit arising from tax loss carryforwards	(15,979)	13,487

Current and deferred income tax recognized in the financial statements	30,647	(14,730)

Theoretical income taxes are calculated by applying the UK corporation tax rate of 23.25% to the result before taxes.

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    198

7. Equity investments

At December 31, 2013, Equity investments totaled €9,180,971 thousand and were subject to the following changes during the year:

(€ thousand)	At December 31, 2013
Balance at beginning of year	5,982,243
Contribution to investments	618,701
Acquisitions	117,993
Disposal and capital repayments	(142)
Result from investments	998,909
Dividend received	(105,109)
Merger effects	2,059,022
Cumulative translation adjustments and other OCI movements	(489,508)
Other	(1,138)

Balance at end of year	9,180,971

8. Other financial assets

The breakdown of other financial assets was as follows:

(€ thousand)	At December 31, 2013	At December 31, 2012	Change
Fees receivable for guarantees given	11,175	11,359	(184)
Other Long term receivable	—	100,518	(100,518)

Total other financial assets	11,175	111,877	(100,702)

At December 31, 2013, the amount represents the present value of the fees that the Company will collect in future years based on specific agreements for guarantees issued in favor of third parties for credit facilities granted to Group companies.

At December 31, 2012, the Company (the former Fiat Netherlands Holding N.V.) had a long term receivable and a short term receivable from Iveco Capital Leasing IFN SA, Bucharest (formerly Afin Leasing IFN S.A., Bucharest), in the amount of €100.5 million and €31.9 million, respectively. With effect from and including July 31, 2013, the Company (FNH) transferred to Iveco Capital Limited, Watford, ICL UK, all of its rights, liabilities, duties and obligations related to the advances granted to Iveco Capital Leasing IFN SA, Bucharest (formerly Afin Leasing IFN S.A., Bucharest).

At the same time FNH transferred to Iveco Capital Limited, Watford, ICL UK, all of its rights, liabilities, duties and obligations related to the advances outstanding with CNH Industrial Finance Europe SA, Luxembourg (CIFE) formerly FIFE, including accrued interest as of the transfer date (see note 17).

The considerations received and paid for the assignments were determined following market criteria and a net gain of €1,549 thousand was recognized within Financial Income.

9. Trade receivables

At December 31, 2013, trade receivables totaled €5,233 thousand, a net increase of €1,887 thousand over year-end 2012.

The carrying amount of trade receivables is deemed to approximate their fair value.

All trade receivables are due within one year and there are no significant overdue balances.

10. Current financial receivables

At December 31, 2013, current financial receivables amounted to €366 thousand, a net decrease of €31,571 thousand over year-end 2012. The reduction mainly refers to the closure of the short term receivable from the above mentioned Iveco Capital Leasing IFN SA, Bucharest (formerly Afin Leasing IFN S.A., Bucharest). (see Note 8)

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    199

11. Other current receivables

At December 31, 2013, other current receivables amounted to €149,310 thousand, a net decrease of €1,594,431 thousand compared to December 31, 2012, and consisted of the following:

(€ thousand)	At December 31, 2013	At December 31, 2012	Change
Receivable from Group companies for consolidated Italian corporate tax	44,677	34,125	10,552
VAT receivables	39,787	62,523	(22,736)
Italian corporate tax receivables	3,579	1,349	2,230
Other receivables from Group companies and other related parties	58,258	1,644,330	(1,586,072)
Other	3,009	1,414	1,595

Total other current receivables	149,310	1,743,741	(1,594,431)

Receivables from Group companies for consolidated Italian corporate tax relate to tax calculated on the taxable income contributed by Italian subsidiaries participating in the domestic tax consolidation program.

VAT receivables essentially relate to VAT credits for Italian subsidiaries participating in the VAT tax consolidation.

Italian corporate tax receivables include credits transferred to CNH Industrial N.V. by Italian subsidiaries participating in the domestic tax consolidation program in 2013 and prior years.

Other receivables from Group companies and other related parties include credit for dividend from CNH Industrial Europe Holding (€46,770 thousand) and minor receivables from other related parties. The same item for 2012 referred to the Conditional dividend as described below.

At the extraordinary meeting of Shareholders of CNH Global N.V. held on December 17, 2012, the Shareholders approved the following:

•	an amendment of CNH Global N.V.’s Articles of Association creating a separate class of shares (the “common shares B”) and conversion of all of the common shares held by Fiat Netherlands Holding N.V. (FNH), representing approximately 87% of CNH Global’s entire issued and outstanding share capital, into common shares B;

•	a special dividend to Shareholders in the amount of US$10 per common share. As a result of the amendment to the Articles of Association, all of the common shares held by FNH converted into common shares B. Accordingly, the cash payment of US$10 per common share was only made to CNH Global’s Shareholders other than FNH, as the holders of its regular common shares (non-controlling interests). CNH Global paid the dividend, of approximately US$305 million, in December 2012;

•	in addition, CNH Global’s Shareholders approved an appropriation of retained earnings for US$2.1 billion which represents US$10 per common share B. CNH Global classified this balance as a dividend payable for common shares B on the consolidated statement of financial position as of December 31, 2012. If the merger agreement was terminated, CNH Global would have paid the special dividend of US$10 per common share B. The terms of the merger agreement also prevented CNH Global from declaring any other dividend without the written consent of Fiat Industrial (now CNH Industrial N.V.).

Accordingly FNH classified €1,605,776 thousand as a dividend receivable for common shares B (conditional dividend) on the corporate balance sheet as of December 31, 2012, and at the same time the investment in CNH Global was reduced by the same amount. Following the Merger, the receivable was canceled and accordingly the investment in CNH Global was increased by the corresponding amount, before being eliminated in the accounting of the Transaction.

The carrying amount of other current receivables is deemed to approximate their fair value.

Other current receivables are almost entirely due within one year.

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013     200

12. Cash and cash equivalents

At December 31, 2013, Cash and cash equivalents totaled €765 thousand and represented amounts held in euro and other currency denominated current accounts (on demand). The carrying amount of cash and cash equivalents is deemed to be in line with their fair value.

Credit risk associated with cash and cash equivalents is considered limited as the counterparties are leading national and international banks.

13. Equity

Changes in shareholders’ equity during 2013 were as follows:

(€ thousand)	Share capital	Capital Reserves	Legal Reserves: Cumulative translation adjustment reserve/OCI	Legal Reserves: Other	Retained profit/ (loss)	Profit/ (loss) for the year	Total equity
Balances at December 31, 2012	1,919,433	435,372	(142,943)	1,921,599	(296,229)	791,210	4,628,442
Allocation of prior year result	—	—	—		791,210	(791,210)	—
Dividend distributed	—	—	—	—	(275,076)	—	(275,076)
Presentation of the effects of the Merger:
Cancellation of Fiat Industrial S.p.A. share capital and issuance of CNH Industrial N.V. share capital	(1,902,695)	1,902,695	—	—	—	—	—
Ownership interests in CNH Global N.V.	1,495	1,000	(22,374)	—	868,896	—	849,017
Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants	12	(8,364)	—	—	11,038	—	2,686
Result for the year	—	—	—	—	—	788,962	788,962
Current period change in OCI, net of taxes	—	—	(489,508)	—	—	—	(489,508)
Legal Reserve	—	—	—	778,162	(778,162)		—

Balances at December 31, 2013	18,245	2,330,703	(654,825)	2,699,761	321,677	788,962	5,504,523

At December 31, 2013, equity totaled €5,504,523 thousand. The increase in equity of €876,081 thousand over year-end 2012 is mainly the result of the profit for the year of €788,962 thousand, partially offset by the dividend distributed by the former Fiat Industrial S.p.A. for €275,076 thousand (€0.225 per ordinary share outstanding at the dividend date).

Share capital

Share capital, fully paid-in, amounts to €18 million at December 31, 2013 and consists of 1,350,073,530 common shares and 474,474,276 special voting shares, of which 5,479,890 acquired by the Company following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register, all with a par value of €0.01 each.

At December 31, 2012, the share capital of Fiat Industrial S.p.A. was €1,919 million, fully paid-in, and consisted of 1,222,568,882 common shares, including 8,635 treasury shares that were cancelled at the closing of the merger.

Upon the completion of the merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V., CNH Industrial N.V. issued 1,348,867,772 common shares with a par value of €0.01 each, which were allotted to Fiat Industrial S.p.A. and CNH Global N.V. Shareholders on the basis of the established exchange ratios of one common share of CNH Industrial N.V. for each share of Fiat Industrial S.p.A. and 3.828 common shares of CNH Industrial N.V for each share of CNH Global N.V. CNH Industrial N.V. also issued special voting shares (non-tradable) which were allotted to eligible Fiat Industrial S.p.A. and CNH Global N.V. Shareholders who had elected to receive special voting shares. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares with a par value of €0.01 each.

Furthermore the Company, during the fourth quarter of 2013, issued a total of 1,205,758 new common shares in relation to certain share-based incentive plans granted by the predecessor company CNH Global N.V. before the completion of the Merger.

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013     201

The following table shows a reconciliation between the composition of the share capital of CNH Industrial N.V. at September 30, 2013 on the basis of the shares issued according to the exchange ratios with Fiat Industrial S.p.A. and CNH Global N.V. shares upon the completion of the merger, and the composition of the share capital of CNH Industrial N.V. at December 31, 2013:

(number of shares)	Common shares pre- merger		CNH Industrial N.V. common shares issued on merger (*)	CNH Industrial N.V. special voting shares issued on merger (**)	Total CNH Industrial N.V. shares
Fiat Industrial S.p.A. common shares	1,222,560,247	(a)	1,222,560,247	451,262,083	1,673,822,330
CNH Global N.V. common shares (non-controlling interests)	32,995,696		126,307,525	23,212,193	149,519,718

Total CNH Industrial N.V. shares at September 30, 2013			1,348,867,772	474,474,276	1,823,342,048

Capital increase			1,205,758	—	1,205,758
(Purchases)/Sales of treasury shares			—	(5,479,890)	(5,479,890)

Total CNH Industrial N.V. shares at December 31, 2013			1,350,073,530	468,994,386	1,819,067,916

(a)	Total n. 1,222,568,882 Fiat Industrial S.p.A. common shares are shown net of 8,635 treasury shares that have been cancelled at the closing of the Transaction.
(*)	Allotted on the basis of the established exchange ratios of one common share of CNH Industrial N.V. for each share of Fiat Industrial S.p.A. and 3.828 common shares of CNH Industrial N.V. for each share of CNH Global N.V.
(**)	Allotted to eligible Fiat Industrial S.p.A. and CNH Global N.V. Shareholders who had elected to receive special voting shares.

Capital reserves

At December 31, 2013, capital reserves amounting to €2,331 million (€435 million at December 31, 2012) consisted mainly of the effects of the Merger.

Legal reserves

As of December 31, 2013, legal reserves amounted to €2,045 million (€1,779 million at December 31, 2012) and mainly refer to unrealized currencies translation losses and other OCI components for a net negative amount of €655 million, and other reserves for €2,053 million, due to research and development costs capitalized by equity investments, earnings from affiliated companies subject to certain restrictions on the transfer of funds to the parent company in form of dividend or otherwise. The legal reserve also includes a reserve for the share capital and share premium of a subsidiary due to the limitations on capital repayments from this subsidiary.

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity up to the total amount of the legal reserve. By their nature, unrealized losses relating to currency translation differences reduce shareholders’ equity and thereby distributable amounts.

Share-based compensation

In connection with the merger of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V., CNH Industrial N.V. assumed the sponsorship of the Fiat Industrial Long-Term Incentive Plan (the “Fiat Industrial Plan”), the CNH Global N.V. Equity Incentive Plan (the “CNH EIP”) and the CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”), effective as of September 29, 2013 (the “Effective Date”).

On the Effective Date, outstanding stock options, unvested restricted share units and performance share units under the former CNH EIP became exercisable or convertible for ordinary shares of CNH Industrial N.V. The number of shares of outstanding equity awards was increased and exercise price of stock options reduced for the conversion ratio of 3.828.

On the Effective Date, the unvested equity awards under the former Fiat Industrial Plan became convertible for common shares of CNH Industrial N.V. on a one-for-one basis.

The conversion did not change the aggregate fair value of the outstanding equity awards and, therefore, resulted in no additional share-based compensation expense in 2013. For the year ended December 31, 2013 and 2012, CNH Industrial recognized total share-based compensation expense of €35 million and €52 million, respectively.

Furthermore, on September 9, 2013 the CNH Industrial N.V. Directors’ Compensation Plan (the “CNH Industrial DCP”) was approved by the Shareholder and adopted by the Board of Directors of CNH Industrial. Detailed information on Board of Directors compensation, including their shares and share options, is included in the Consolidated Financial Statements of the Group.

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    202

14. Provisions for employee benefits and other provisions

At December 31, 2013, this item totaled €7,778 thousand, a €4,904 thousand increase over year-end 2012, and consisted primarily of provisions for annual performance bonuses and provisions for employee leaving entitlement relating to the Italian employees of the Italian branch.

15. Non-current debt

At December 31, 2013, non-current debt totaled €11,175 thousand, representing a €154,550 thousand decrease over December 31, 2012, and included the following:

(€ thousand)	At December 31, 2013	At December 31, 2012	Change
Financial guarantees	11,175	11,359	(184)
Financial payable to CNH Industrial Finance Europe S.A.	—	154,366	(154,366)

Total non-current debt	11,175	165,725	(154,550)

The item financial guarantees represents the fair value of liabilities assumed in relation to guarantees issued. Following an assessment of potential risks requiring recognition of contingent liabilities and given that those liabilities essentially related to guarantees provided on loans to Group companies, the present value of fees receivable (see Note 8—Other financial assets) is considered the best estimate of the fair value of those guarantees.

At December 31, 2012, the long term financial payables to CNH Industrial Finance Europe S.A. was related to the financing of Iveco Capital Leasing IFN SA, Bucharest (formerly Afin Leasing IFN S.A., Bucharest).

16. Trade payables

At December 31, 2013, trade payables totaled €16,567 thousand, representing a net increase of €7,516 thousand over December 31, 2012, and consisted of the following:

(€ thousand)	At December 31, 2013	At December 31, 2012	Change
Trade payables to third parties	14,513	6,745	7,768
Trade payables to other related parties	1,124	2,010	(886)
Intercompany trade payables	930	296	634

Total trade payables	16,567	9,051	7,516

Trade payables to third parties primarily relate to amounts payable and approved invoices not yet received relating to the Transaction.

Trade payables to other related parties include payables for goods and services.

Trade payables are due within one year and their carrying amount at the reporting date is deemed to approximate their fair value.

17. Current debt

At December 31, 2013, current debt totaled €3,675,564 thousand, a €681,287 thousand increase over December 31, 2012 and related to:

(€ thousand)	At December 31, 2013	At December 31, 2012	Change
Current debt:
- Current account with CNH Industrial Finance S.p.A.	233,120	2,534,901	(2,301,781)
- Loan from CNH Industrial Finance Europe S.A.	3,280,803	453,393	2,827,410
- Loan from Citibank N.A., NY	154,468	—	154,468
- Current account with CNH Industrial Finance Europe S.A.	458	—	458
- Accrued interest expense	3,830	5,983	(2,153)
- Liability from derivatives	2,885	—	2,885

Total current debt	3,675,564	2,994,277	681,287

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    203

In December 2012, CNH Global N.V. entered into a new US$300 million one-year revolving committed credit facility with a syndicated group of banks lead by Citibank N.A., 90% insured by the Export-Import Bank of the United States. The facility is available to support U.S. export sales and provides advances with repayment terms of up to 360 days. The facility was fully utilized during the year of 2013 and will be fully reimbursed during 2014. The short term financial payables to CNH Industrial Finance S.p.A. and CNH Industrial Finance Europe S.A. bears floating interest equal to Euribor 3 month with a pread of 375 bps. There are no pledges on such credit facilities.

The carrying amount of those liabilities are deemed to be in line with their fair value.

18. Other debt

At December 31, 2013, other debt totaled €136,027 thousand, a net increase of €62,776 thousand over December 31, 2012, and included the following:

(€ thousand)	At December 31, 2013	At December 31, 2012	Change
Other debt:
- Intercompany debt:
- Consolidated Italian corporate tax	78,746	20,091	58,655
- Consolidated VAT	46,260	46,994	(734)
- Other	2,712	65	2,647

Total intercompany debt	127,718	67,150	60,568

Current amounts payable to employees, social security, directors and statutory auditors	2,150	1,872	278
Taxes payable	990	1,161	(171)
Accrued expenses	3,058	99	2,959
Other	2,111	2,969	(858)

Total other debt	136,027	73,251	62,776

At December 31, 2013, intercompany debt for consolidated VAT of €46,260 thousand consisted of VAT credits of Italian subsidiaries transferred to CNH Industrial N.V. as part of the consolidated VAT regime.

Intercompany debt for consolidated Italian corporate tax of €78,746 thousand (€20,091 thousand at December 31, 2012) consisted of compensation payable for tax losses and Italian corporate tax credits contributed by Italian subsidiaries participating in the domestic tax consolidation program for 2013 in relation to which CNH Industrial N.V. is the consolidating entity.

Other debt and taxes payable are all due within one year and their carrying amount is deemed to approximate their fair value.

19. Guarantees, commitments and contingent liabilities

Guarantees issued

The breakdown of outstanding guarantees is as follows:

(€ thousand)	At December 31, 2013	At December 31, 2012	Change
Guarantees issued
Other guarantees
- on behalf of Group companies	7,001,699	5,353,339	1,648,360
- on behalf of third parties	—	—	—

Total other guarantees	7,001,699	5,353,339	1,648,360

Total guarantees issued	7,001,699	5,353,339	1,648,360

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    204

Other guarantees

At December 31, 2013, other guarantees totaled €7,001,699 thousand, increasing €1,648,360 thousand over December 31, 2012.

All guarantees were issued on behalf of Group companies and were made up as follows:

•	€3,472,067 thousand for four bonds (due 2015, 2016, 2018), two issued by CNH Industrial Finance Europe S.A. for a total of €2,200,000 thousand, one issued by Case New Holland Inc. for €1,087,666 thousand, and one issued by CNH America for €184,401 thousand;

•	€826,288 thousand for two loans, of which €476,288 thousand related to loans granted to Banco CNH Capital S.A. by Banco Nacional de Desenvolvimento Economico e Social (BNDES) and Agencia Especial de Financiamento Industrial (FINAME) and €350,000 thousand granted to CNH Industrial Finance S.p.A. by European Investment Bank;

•	€2,417,918 thousand for several credit facilities granted from different Banks to CNH Industrial Finance S.p.A. (€461,922 thousand), CNH Industrial Finance North America Inc. (€54,186 thousand); CNH Industrial Finance Europe S.A. (€1,445,155 thousand); Iveco Finanziaria S.p.A. (€100,000 thousand); Iveco Capital Limited (€200,000 thousand); Fiat Powertrain Technologies Management (Shanghai) Co. Ltd. (€1,189 thousand); CNH Capital Australia PTY Ltd. (€77,806 thousand); CNH Australia PTY Ltd. (€16,220 thousand); Case New Holland Machinery (Harbin) Ltd. (€26,694 thousand); Case Construction Machinery Shanghai (€21,439 thousand); CNH-Kamaz Commerce LLC (€13,017 thousand); and CNH America LLC (€290 thousand);

•	€24,314 thousand granted to Case Construction Machinery Shanghai by Intesa San Paolo S.p.A., Shanghai Branch;

•	€14,302 thousand for two Property lease guarantees issued to CNH America LLC in favour of Duke Realty Limited Partnership;

•	€1,305 thousand for two subsidized loans granted to CNH America LLC by Swift Country Rural Development Authority (MN, USA) and Wisconsin Economic Development Corporation;

•	€140 thousand for Trade Finance Facilities granted to CNH America LLC by Societé Generale, New York.

•	€152,081 thousand for payment obligations related to excess VAT credits of the direct and indirect subsidiaries of CNH Industrial N.V., in addition to other guarantees of €93,284 thousand.

At December 31, 2013, there were no guarantees outstanding on behalf of third parties.

20. Audit fees

The following table reports fees paid to the independent auditor Ernst & Young or entities in their network for audit and other services.

(€ thousand)	At December 31, 2013	At December 31, 2012
Audit	8,215	7,021
Audit related	1,801	419
Other services	981	1,370

Total Audit fees	10,997	8,810

Audit related includes €1,585 thousand for Merger costs.

Audit fees of Ernst & Young Accountants LLP amount to €60,500. No other services were performed by Ernst & Young Accountants LLP.

21. Board remuneration

Detailed information on Board of Directors compensation, including their shares and share options, is included in the Remuneration of Directors section of this Annual Report.

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    205

22. Subsequent Events

On January 28, 2014, CNH Industrial and BNP Paribas Leasing Solutions, the two Shareholders of CNH Industrial Capital Europe, agreed on the extension of the joint-venture services to CNH Industrial Trucks and Commercial Vehicles business in Italy, Germany, France, the United Kingdom and other major European markets.

February 27, 2014

The Board of Directors

Sergio Marchionne

Richard J. Tobin

John Elkann

Mina Gerowin

Maria Patrizia Grieco

Léo W. Houle

Peter Kalantzis

John Lanaway

Guido Tabellini

Jacqueline A. Tammenoms Bakker

Jacques Theurillat

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    206

OTHER INFORMATION

Independent Auditor’s Report

The report of the Company’s independent auditor, Ernst & Young Accountants LLP, the Netherlands is set forth following this Annual Report.

Dividends

Dividends will be determined in accordance with the articles 22 of the Articles of Association of CNH Industrial N.V. The relevant provisions of the Articles of Association read as follows:

1.	The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

2.	The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.

3.	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

4.	The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

5.	Any profits remaining thereafter shall be at the disposal of the general meeting of Shareholders for distribution of dividend on the common shares only, subject to the provision of paragraph 8 of this article.

6.	Subject to a prior proposal of the Board of Directors, the general meeting of Shareholders may declare and pay dividends in United States Dollars. Furthermore, subject to the approval of the general meeting of Shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5, the Board of Directors may decide that a distribution shall be made in the form of shares or that Shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

7.	The Company shall only have power to make distributions to Shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.

8.	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

9.	The Board of Directors shall have power to declare one or more interim dividends, provided that the requirements of paragraph 5 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.

10.	The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the Shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    207

11.	Dividends and other distributions of profit shall be made payable in the manner and at such date(s)—within four weeks after declaration thereof—and notice thereof shall be given, as the general meeting of Shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.

12.	Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

In accordance with the above provisions and after the allocation of the duly amount, calculated pursuant to article 22 paragraph 4 of the Articles of Association, to the special voting shares dividend reserve, the Board of Directors, absent unforeseen circumstances, will propose at the Annual General Meeting of Shareholders convened on April 16, 2014 a dividend in cash of €0.20 per common share (totaling approximately €270 million).

The remaining amount of Profit will be allocated to Retained Profit.

If the proposed cash dividend is approved by Shareholders at the AGM on April 16, 2014, CNH Industrial expects that its common shares will be quoted ex-dividend on April 22, 2014; the record date for the dividend will be April, 24, 2014; and the dividend will be payable as of April 30, 2014.

Subsequent Events

On January 28, 2014, CNH Industrial and BNP Paribas Leasing Solutions, the two Shareholders of CNH Industrial Capital Europe, agreed on the extension of the joint-venture services to CNH Industrial Trucks and Commercial Vehicles business in Italy, Germany, France, the United Kingdom and other major European markets.

Disclosures pursuant to Decree Article 10 EU-Directive on Takeovers

In accordance with the Dutch Besluit artikel 10 overnamerichtlijn (the Decree), the Company makes the following disclosures:

a.	For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 13 to the statutory financial statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarise, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of Shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report in the chapter “Corporate Governance”. As at 31 December 2013, the issued share capital of the Company consisted of 1,350,073,530 common shares, representing 74 per cent. of the aggregate issued share capital and 474,474,276 special voting shares, representing 26 per cent. of the aggregate issued share capital.

b.	The Company has imposed no limitations on the transfer of common shares. The Articles of Association provide in Article 12 for transfer restrictions for special voting shares. The Company is not aware of any depository receipts having been issued for shares in its capital.

c.	For information on participations in the Company’s capital in respect of which pursuant to Sections 5:34, 5:35 and 5:43 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht) notification requirements apply, please refer to the chapter “Shareholders” of this Annual Report. There you will find a list of Shareholders who are known to the Company to have holdings of 3% or more.

d.	No special control rights or other rights accrue to shares in the capital of the Company.

e.	Current equity incentive plans adopted by the Company are administered by the Compensation Committee.

f.	No restrictions apply to voting rights attached to shares in the capital of the Company, nor are there any deadlines for exercising voting rights. The Articles of Association do not allow the Company to cooperate with the issue of depository receipts for shares.

g.	The Company is not aware of the existence of any agreements with Shareholders which may result in restrictions on the transfer of shares or limitation of voting rights.

h.	The rules governing the appointment and dismissal of members of the board of directors of the Company are stated in the Articles of Association of the Company. All members of the Board of Directors are appointed by the general meeting of Shareholders. The term of office of all members of the Board of Directors is for a period of approximately one year after appointment, such period expiring on the day the first Annual General Meeting of Shareholders is held in the following calendar year. The general meeting of Shareholders has the power to dismiss any member of the Board of Directors at any time.

The rules governing an amendment of the Articles of Association are stated in the Articles of Association and require a resolution of the general meeting of Shareholders which can only be passed pursuant to a prior proposal of the Board of Directors of the Company.

i.	The general powers of the Board of Directors are stated in the Articles of Association of the Company. For a period of five years as of 28 September 2013, the Board of Directors is irrevocably authorised to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the authorised capital of the Company stated in its Articles of Association. For a period of five years as of 29 September 2013, the Board of Directors has been authorised by resolution of the general meeting of Shareholders on 9 September 2013 to issue common shares in the capital of the Company up to a maximum of 15 per cent. of the total number of common shares issued in the capital of the Company plus an additional 15% of the issued share capital of the Company in relation to mergers and acquisition as at 29 September 2013. Furthermore and without application of the 15% limitation, the Board of Directors shall be authorised to issue common shares and to grant rights to subscribe for common shares in the capital of the Company pursuant to any approved equity or incentive or compensation plan. The Board of Directors has been authorised by resolution of the general meeting of Shareholders on 9 September 2013 to resolve upon limitation or exclusion of pre-emptive rights in respect of any issuance of common shares. The Board of Directors is authorised to acquire shares in the capital of the Company for no consideration. Further rules on the governing the acquisition of shares by the Company in its own share capital are set out in article 5 of the articles of association of the Company.

j.	The Company is not a party to any significant agreements which will take effect, will be altered or will be terminated upon a change of control of the Company as a result of a public offer within the meaning of Section 5:70 of the Dutch Financial Supervision Act (Wet op het financieel toezicht), provided that some of the loan agreements guaranteed by the Company and certain bonds guaranteed by the Company contain clauses that, as it is customary for such financial transactions, may require early repayment or termination in the event of a change of control of the guarantor or the borrower. In certain cases, that requirement may only be triggered if the change of control event coincides with other conditions, such as a rating downgrade.

CNH Industrial N.V. Statutory Financial Statements at December 31, 2013    208

APPENDIX I—CNH INDUSTRIAL GROUP COMPANIES AT DECEMBER 31, 2013

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CONTROLLING COMPANY
Parent Company
CNH Industrial N.V.	Amsterdam	Netherlands	18,233,420	EUR	—	—	—	—
SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS
Agricultural and Construction Equipment
Banco CNH Capital S.A.	Curitiba	Brazil	800,829,249	BRL	100.00	CNH Industrial N.V.	53.513
						CNH Industrial Capital U.K. Ltd	45.816
						CNH Latin America Ltda.	0.671
Bli Group Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH America LLC	100.000
Blue Leaf I.P. Inc.	Wilmington	U.S.A.	1,000	USD	100.00	Bli Group Inc.	100.000
Blue Leaf Insurance Company	Burlington	U.S.A.	250,000	USD	100.00	CNH America LLC	100.000
Case Brazil Holdings Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH America LLC	100.000
Case Canada Receivables, Inc.	Calgary	Canada	1	CAD	100.00	CNH Capital America LLC	100.000
Case Construction Machinery (Shanghai) Co., Ltd	Shanghai	People’s Rep.of China	14,000,000	USD	100.00	CNH Industrial N.V.	100.000
Case Construction Machinery America LLC	Wilmington	U.S.A.	0	USD	100.00	New Holland Excavator Holdings LLC	100.000
Case Credit Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Capital America LLC	100.000
Case Dealer Holding Company LLC	Wilmington	U.S.A.	1	USD	100.00	CNH America LLC	100.000
Case Equipment Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH America LLC	100.000
Case Equipment International Corporation	Wilmington	U.S.A.	1,000	USD	100.00	CNH America LLC	100.000
Case Europe S.a.r.l.	Le Plessis-Belleville	France	7,622	EUR	100.00	CNH America LLC	100.000
Case Harvesting Systems GmbH	Berlin	Germany	281,211	EUR	100.00	CNH America LLC	100.000
Case India Limited	Wilmington	U.S.A.	5	USD	100.00	CNH America LLC	100.000
Case International Marketing Inc.	Wilmington	U.S.A.	5	USD	100.00	CNH America LLC	100.000
Case LBX Holdings Inc.	Wilmington	U.S.A.	5	USD	100.00	CNH America LLC	100.000
Case New Holland Construction Equipment (India) Private Limited	Mumbai	India	240,100,000	INR	98.20	CNH America LLC	50.000
						New Holland Fiat (India) Private Limited	50.000
Case New Holland Inc.	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial N.V.	100.000
Case New Holland Machinery (Harbin) Ltd.	Harbin	People’s Rep.of China	30,000,000	USD	100.00	CNH Industrial Asian Holding Limited N.V.	99.920
						CNH Industrial Europe Holding S.A.	0.080
CASE New Holland Machinery Trading (Shanghai) Co. Ltd.	Shanghai	People’s Rep.of China	2,250,000	USD	100.00	CNH America LLC	100.000
Case United Kingdom Limited	Basildon	United Kingdom	3,763,618	GBP	100.00	CNH America LLC	100.000
CNH (China) Management Co., Ltd.	Shanghai	People’s Rep.of China	12,000,000	USD	100.00	CNH Industrial N.V.	100.000
CNH (Shanghai) Equipment R&D Co., Ltd.	Shanghai	People’s Rep.of China	2,000,000	USD	100.00	CNH Industrial N.V.	100.000
CNH Administradora de Serviços Ltda.	Curitiba	Brazil	100,000	BRL	100.00	Banco CNH Capital S.A.	99.900
						CNH Latin America Ltda.	0.100
CNH America LLC	Wilmington	U.S.A.	0	USD	100.00	Case New Holland Inc.	100.000
CNH Argentina S.A.	Buenos Aires	Argentina	100,246,105	ARS	100.00	New Holland Holding (Argentina) S.A.	76.176
						CNH Latin America Ltda.	23.824
CNH Australia Pty Limited	St. Marys	Australia	293,408,692	AUD	100.00	CNH Industrial N.V.	100.000
CNH Canada, Ltd.	Toronto	Canada	28,000,100	CAD	100.00	CNH Industrial N.V.	100.000
CNH Capital America LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Capital LLC	100.000
CNH Capital Australia Pty Limited	St. Marys	Australia	70,675,693	AUD	100.00	CNH Australia Pty Limited	100.000
CNH Capital Canada Ltd.	Calgary	Canada	100,000	CAD	100.00	Case Credit Holdings Limited	100.000
CNH Capital Equipment Loan and Lease Facility LLC	Wilmington	U.S.A.	5,000	USD	100.00	CNH Capital America LLC	100.000
CNH Capital Finance LLC	Wilmington	U.S.A.	5,000	USD	100.00	Case Credit Holdings Limited	100.000
CNH Capital LLC	Wilmington	U.S.A.	0	USD	100.00	CNH America LLC	100.000
CNH Capital Operating Lease Equipment Receivables LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Capital America LLC	100.000
CNH Capital Receivables LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Capital America LLC	100.000
CNH Componentes, S.A. de C.V.	Queretaro	Mexico	135,634,842	MXN	100.00	CNH America LLC	100.000
CNH Engine Corporation	Wilmington	U.S.A.	1,000	USD	100.00	CNH America LLC	100.000
CNH Financial Services GmbH	Heilbronn	Germany	1,151,000	EUR	100.00	CNH Industrial Europe Holding S.A.	100.000
CNH Financial Services S.A.S.	Morigny-Champigny	France	50,860,641	EUR	100.00	CNH Industrial N.V.	98.888
						CNH Industrial Capital Benelux NV	1.112
CNH Industrial (Russia) Commercial Operations B.V.	Amsterdam	Netherlands	35,300	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial (Russia) Industrial Operations B.V.	Amsterdam	Netherlands	36,002	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Asian Holding Limited N.V.	Zedelgem	Belgium	34,594,401	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Baumaschinen GmbH	Berlin	Germany	61,355,030	EUR	100.00	CNH Industrial Europe Holding S.A.	100.000
CNH Industrial Belgium N.V.	Zedelgem	Belgium	372,115,574	EUR	100.00	CNH Industrial Europe Holding S.A.	100.000

Appendix I - CNH Industrial Group Companies at December 31, 2013    209

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CNH Industrial BM GmbH	Wollersdorf	Austria	35,000	EUR	100.00	CNH Industrial Osterreich GmbH	100.000
CNH Industrial Capital Benelux NV	Zedelgem	Belgium	55,628,856	EUR	100.00	CNH Industrial N.V.	98.999
						CNH Industrial Capital U.K. Ltd	1.001
CNH INDUSTRIAL CAPITAL S.A.	Buenos Aires	Argentina	2,990,000	ARS	100.00	CNH Argentina S.A.	50.000
						Iveco Argentina S.A.	50.000
CNH Industrial Capital U.K. Ltd	Basildon	United Kingdom	10,000,001	GBP	100.00	CNH Industrial Capital Benelux NV	100.000
CNH Industrial Danmark A/S	Hvidovre	Denmark	12,000,000	DKK	100.00	CNH Industrial Europe Holding S.A.	100.000
CNH Industrial Deutschland GmbH	Heilbronn	Germany	18,457,650	EUR	100.00	CNH Industrial Baumaschinen GmbH	90.000
						CNH Industrial Europe Holding S.A.	10.000
CNH Industrial Europe Holding S.A.	Luxembourg	Luxembourg	100,000,000	USD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Financial Services A/S	Hvidovre	Denmark	500,000	DKK	100.00	CNH Industrial N.V.	100.000
CNH Industrial France	Morigny-Champigny	France	427,965,450	EUR	100.00	CNH Industrial Europe Holding S.A.	100.000
CNH Industrial Italia s.p.a.	Turin	Italy	56,225,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Maquinaria Spain S.A.	Coslada	Spain	21,000,000	EUR	100.00	Iveco Espana S.L.	99.999
CNH Industrial Osterreich GmbH	St. Valentin	Austria	2,000,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Polska Sp. z o.o.	Plock	Poland	162,591,660	PLN	100.00	CNH Industrial Belgium N.V.	100.000
CNH Industrial Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	Carnaxide	Portugal	498,798	EUR	100.00	CNH Industrial Europe Holding S.A.	99.980
						CNH Industrial Italia s.p.a.	0.020
CNH Industrial Services S.r.l.	Modena	Italy	10,400	EUR	100.00	CNH Industrial Italia s.p.a.	100.000
CNH Latin America Ltda.	Contagem	Brazil	1,037,711,513	BRL	100.00	CNH Industrial N.V.	85.658
						Case Brazil Holdings Inc.	12.557
						Case Equipment International Corporation	1.785
CNH Receivables LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Capital America LLC	100.000
CNH Reman LLC	Wilmington	U.S.A.	4,000,000	USD	50.00	CNH America LLC	50.000
CNH Services (Thailand) Limited	Bangkok	Thailand	10,000,000	THB	100.00	CNH Industrial Services S.r.l.	99.997
CNH U.K. Limited	Basildon	United Kingdom	91,262,275	GBP	100.00	New Holland Holding Limited	100.000
CNH Wholesale Receivables LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Capital America LLC	100.000
CNHI International S.A.	Paradiso	Switzerland	100,000	CHF	100.00	CNH Industrial N.V.	100.000
Farmpower Pty Limited	St. Marys	Australia	360	AUD	100.00	CNH Australia Pty Limited	100.000
Fiatallis North America LLC	Wilmington	U.S.A.	32	USD	100.00	CNH America LLC	100.000
Flagship Dealer Holding Company, LLC	Wilmington	U.S.A.	1	USD	100.00	CNH America LLC	100.000
Flexi-Coil (U.K.) Limited	Basildon	United Kingdom	3,291,776	GBP	100.00	CNH Canada, Ltd.	100.000
HFI Holdings Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH America LLC	100.000
Limited Liability Company “CNH Parts and Service Operations”	Moscow	Russia	54,000,000	RUB	100.00	CNH Industrial N.V.	100.000
LLC CNH-KAMAZ Commerce	Khimki	Russia	20,408	RUB	100.00	CNH Industrial (Russia) Commercial Operations B.V.	100.000
LLC CNH-KAMAZ Industry	Naberezhnye Chenly	Russia	60,081,800	RUB	100.00	CNH Industrial (Russia) Industrial Operations B.V.	100.000
MBA AG	Bassersdorf	Switzerland	4,000,000	CHF	100.00	CNH Industrial N.V.	100.000
New Holland Construction Machinery S.p.A.	San Mauro Torinese	Italy	12,396,363	EUR	100.00	CNH Industrial Italia s.p.a.	100.000
New Holland Credit Company, LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Capital LLC	100.000
New Holland Excavator Holdings LLC	Wilmington	U.S.A.	0	USD	100.00	CNH America LLC	100.000
New Holland Fiat (India) Private Limited	Mumbai	India	12,485,547,400	INR	96.41	CNH Industrial Asian Holding Limited N.V.	96.407	48.965
New Holland Holding (Argentina) S.A.	Buenos Aires	Argentina	23,555,415	ARS	100.00	CNH Latin America Ltda.	100.000
New Holland Holding Limited	Basildon	United Kingdom	106,328,601	GBP	100.00	CNH Industrial Europe Holding S.A.	100.000
New Holland Ltd	Basildon	United Kingdom	1,000,000	GBP	100.00	CNH Industrial N.V.	100.000
New Holland Tractor Ltd. N.V.	Antwerp	Belgium	9,631,500	EUR	100.00	New Holland Holding Limited	100.000
O & K—Hilfe GmbH	Berlin	Germany	25,565	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000
Pryor Foundry Inc.	Oklahoma City	U.S.A.	1,000	USD	100.00	CNH America LLC	100.000
Receivables Credit II Corporation	Calgary	Canada	1	CAD	100.00	CNH Capital America LLC	100.000
Shanghai New Holland Agricultural Machinery Corporation Limited	Shanghai	People’s Rep.of China	67,000,000	USD	60.00	CNH Industrial Asian Holding Limited N.V.	60.000
Steyr Center Nord GmbH	Ruckersdorf-Harmannsdorf	Austria	35,000	EUR	100.00	CNH Industrial Osterreich GmbH	100.000
Uzcaseagroleasing LLC	Tashkent	Uzbekistan	5,000,000	USD	51.00	Case Credit Holdings Limited	51.000
UzCaseMash LLC	Tashkent	Uzbekistan	15,000,000	USD	60.00	Case Equipment Holdings Limited	60.000
UzCaseService LLC	Tashkent	Uzbekistan	5,000,000	USD	51.00	Case Equipment Holdings Limited	51.000
UzCaseTractor LLC	Tashkent	Uzbekistan	15,000,000	USD	51.00	Case Equipment Holdings Limited	51.000

Appendix I - CNH Industrial Group Companies at December 31, 2013    210

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Trucks and Commercial Vehicles
Afin Bohemia s.r.o.	Prague	Czech Republic	1,000,000	CZK	100.00	Afin Leasing AG	100.000
Afin Bulgaria EAD	Sofia	Bulgaria	310,110	BGN	100.00	Iveco FS Holdings Limited	100.000
Afin Leasing AG	Vienna	Austria	1,500,000	EUR	100.00	Iveco International Trade Finance S.A.	100.000
Afin Slovakia S.R.O.	Bratislava	Slovack Republic	39,833	EUR	100.00	Iveco FS Holdings Limited	98.120
						Iveco Capital Limited	1.880
Afin Trade Bulgaria Eood	Sofia	Bulgaria	5,000	BGN	100.00	Afin Bulgaria EAD	100.000
Amce-Automotive Manufacturing Co.Ethiopia	Addis Ababa	Ethiopia	12,000,000	ETB	70.00	CNH Industrial N.V.	70.000
Astra Veicoli Industriali S.p.A.	Piacenza	Italy	10,400,000	EUR	100.00	Iveco S.p.A.	100.000
Effe Grundbesitz GmbH	Ulm	Germany	10,225,838	EUR	83.77	Iveco Investitions GmbH	90.000
F. Pegaso S.A.	Madrid	Spain	993,045	EUR	100.00	Iveco Espana S.L.	99.996
						Iveco Partecipazioni Finanziarie S.r.l.	0.004
Heuliez Bus S.A.	Mauléon	France	9,000,000	EUR	100.00	Société Charolaise de Participations S.A.	100.000
IAV-Industrie-Anlagen-Verpachtung GmbH	Ulm	Germany	25,565	EUR	88.42	Iveco Investitions GmbH	95.000
Irisbus Benelux Ltd.	Leudelange	Luxembourg	594,000	EUR	100.00	Iveco France	99.983
						Société Charolaise de Participations S.A.	0.017
Irisbus Italia S.p.A.	Turin	Italy	4,500,000	EUR	100.00	Iveco S.p.A.	100.000
Iveco (China) Commercial Vehicle Sales Co. Ltd	Shanghai	People’s Rep.of China	50,000,000	CNY	100.00	Iveco S.p.A.	100.000
Iveco (Schweiz) AG	Kloten	Switzerland	9,000,000	CHF	100.00	Iveco Nederland B.V.	100.000
Iveco Arac Sanayi VE Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	24,698,000	TRY	100.00	CNH Industrial N.V.	100.000
Iveco Argentina S.A.	Buenos Aires	Argentina	130,237,793	ARS	100.00	Iveco Espana S.L.	99.000
						Astra Veicoli Industriali S.p.A.	1.000
Iveco Austria GmbH	Vienna	Austria	6,178,000	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Bayern GmbH	Nuremberg	Germany	742,000	EUR	94.00	Iveco Magirus AG	100.000
Iveco Capital Broker de Asigurare—Reasigurare S.r.l.	Bucharest	Romenia	25,000	RON	100.00	Iveco Capital Leasing IFN S.A.	100.000
Iveco Capital Leasing IFN S.A.	Bucharest	Romenia	22,519,326	RON	100.00	Iveco FS Holdings Limited	100.000
Iveco Capital Limited	Watford	United Kingdom	798	GBP	100.00	Iveco FS Holdings Limited	100.000
Iveco Capital Russia LLC	Moscow	Russia	50,000,000	RUB	100.00	Afin Leasing AG	100.000
Iveco Capital SA	Paradiso	Switzerland	14,000,000	CHF	100.00	Iveco FS Holdings Limited	100.000
Iveco Czech Republic A.S.	Vysoke Myto	Czech Republic	1,065,559,000	CZK	97.98	Iveco France	97.978
Iveco Danmark A/S	Glostrup	Denmark	501,000	DKK	100.00	CNH Industrial N.V.	100.000
Iveco Espana S.L.
(business Trucks and Commercial Vehicles)	Madrid	Spain	132,333,109	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Est Sas	Hauconcourt	France	2,005,600	EUR	100.00	Iveco France	100.000
Iveco Finance AG	Kloten	Switzerland	1,500,000	CHF	100.00	Iveco Capital Limited	100.000
Iveco Finance GmbH	Heilbronn	Germany	75,775,000	EUR	100.00	Iveco Capital Limited	100.000
Iveco Finance Limited in liquidation	Watford	United Kingdom	3,000,100	GBP	100.00	Iveco Capital Limited	100.000
Iveco Finanziaria S.p.A.	Turin	Italy	145,000,000	EUR	100.00	Iveco Capital Limited	100.000
Iveco Finland OY	Espoo	Finland	100,000	EUR	100.00	CNH Industrial N.V.	100.000
Iveco France	Vénissieux	France	92,856,130	EUR	100.00	Iveco Espana S.L.	50.326
						CNH Industrial N.V.	49.674
Iveco FS Holdings Limited	Watford	United Kingdom	1,000	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Holdings Limited	Watford	United Kingdom	47,000,000	GBP	100.00	CNH Industrial N.V.	100.000
Iveco Insurance Vostok LLC	Moscow	Russia	740,000	RUB	100.00	Afin Leasing AG	100.000
Iveco International Trade Finance S.A.	Paradiso	Switzerland	30,800,000	CHF	100.00	Iveco FS Holdings Limited	100.000
Iveco Investitions GmbH	Ulm	Germany	2,556,459	EUR	93.08	Iveco Magirus AG	99.020
Iveco L.V.I. S.a.s.	Saint Priest	France	503,250	EUR	100.00	Iveco France	100.000
Iveco Latin America Ltda
(business Trucks and Commercial Vehicles)	Vila da Serra	Brazil	366,180,646	BRL	100.00	Iveco Espana S.L.	100.000
Iveco Limited
(business Trucks and Commercial Vehicles)	Watford	United Kingdom	117,000,000	GBP	100.00	Iveco Holdings Limited	100.000
Iveco Magirus AG	Ulm	Germany	50,000,000	EUR	94.00	CNH Industrial N.V.	88.340
(business Trucks and Commercial Vehicles)						Iveco S.p.A.	5.660
Iveco Magirus Fire Fighting GmbH	Weisweil	Germany	30,776,857	EUR	84.63	Iveco Magirus AG	90.032
Iveco Magyarorszag Kereskedelmi KFT	Budapest	Hungary	24,000,000	HUF	100.00	Afin Leasing AG	100.000
Iveco Nederland B.V.	Andelst	Netherlands	4,537,802	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Nord Nutzfahrzeuge GmbH	Hamburg	Germany	1,611,500	EUR	94.00	Iveco Magirus AG	100.000
Iveco Nord S.A.	Trappes	France	45,730	EUR	99.77	Iveco France	99.767
Iveco Nord-Ost Nutzfahrzeuge GmbH	Berlin	Germany	2,120,000	EUR	94.00	Iveco Magirus AG	100.000
Iveco Norge A.S.	Voyenenga	Norway	18,600,000	NOK	100.00	CNH Industrial N.V.	100.000

Appendix I - CNH Industrial Group Companies at December 31, 2013    211

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Iveco Otomotiv Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	15,060,046	TRY	100.00	CNH Industrial N.V.	100.000
Iveco Partecipazioni Finanziarie S.r.l.	Turin	Italy	50,000,000	EUR	100.00	Iveco S.p.A.	100.000
Iveco Participations s.a.s.	Trappes	France	468,656	EUR	100.00	Iveco France	100.000
Iveco Pension Trustee Ltd	Watford	United Kingdom	2	GBP	100.00	Iveco Holdings Limited	50.000
						Iveco Limited	50.000
Iveco Poland Ltd.	Warsaw	Poland	46,974,500	PLN	100.00	CNH Industrial N.V.	100.000
Iveco Portugal-Comercio de Veiculos Industriais S.A.	Vila Franca de Xira	Portugal	15,962,000	EUR	100.00	CNH Industrial N.V.	99.997
						Astra Veicoli Industriali S.p.A.	0.001
Iveco Provence s.a.s.	Trappes	France	2,371,200	EUR	100.00	Iveco Participations s.a.s.	100.000
Iveco Retail Limited	Watford	United Kingdom	100	GBP	100.00	Iveco Holdings Limited	100.000
Iveco Romania S.r.l.	Bucharest	Romenia	17,500	RON	100.00	Afin Leasing AG	100.000
Iveco S.p.A.	Turin	Italy	200,000,000	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Slovakia, s.r.o.	Bratislava	Slovack Republic	6,639	EUR	97.98	Iveco Czech Republic A.S.	100.000
Iveco South Africa (Pty) Ltd.	Vorna Valley—Midrand	South Africa	15,000,750	ZAR	100.00	CNH Industrial N.V.	100.000
Iveco South Africa Works (Pty) Ltd	Cape Town	South Africa	1,000	ZAR	60.00	Iveco South Africa (Pty) Ltd.	60.000
Iveco Sud-West Nutzfahrzeuge GmbH	Mannheim-Neckarau	Germany	1,533,900	EUR	94.00	Iveco Magirus AG	100.000
Iveco Sweden A.B.
(business Trucks and Commercial Vehicles)	Arlov	Sweden	600,000	SEK	100.00	CNH Industrial N.V.	100.000
Iveco Truck Services S.R.L.	Bucharest	Romenia	200	RON	100.00	Iveco Romania S.r.l.	95.000
						Iveco Magyarorszag Kereskedelmi KFT	5.000
Iveco Trucks Australia Limited	Dandenong	Australia	47,492,260	AUD	100.00	CNH Industrial N.V.	100.000
Iveco Ukraine LLC	Kiev	Ukraine	49,258,692	UAH	100.00	CNH Industrial N.V.	100.000
Iveco Venezuela C.A.	La Victoria	Venezuela	3,985,803	VEF	100.00	CNH Industrial N.V.	62.689
						Iveco S.p.A.	37.311
Iveco West Nutzfahrzeuge GmbH	Düsseldorf	Germany	3,017,000	EUR	94.00	Iveco Magirus AG	100.000
La Garde Chaberte S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500
						Iveco France	0.500
Le Logis De Villeneuve S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500
						Iveco France	0.500
Les Estroublans 2 S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500
						Iveco France	0.500
Les Estroublans de Vitrolle S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500
						Iveco France	0.500
Les Paluds D`Aubagne S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500
						Iveco France	0.500
MAGIRUS CAMIVA S.a.s. (societè par actions simplifièe)	Saint-Alban-Leysse	France	1,870,169	EUR	84.63	Iveco Magirus Fire Fighting GmbH	100.000
Magirus GmbH	Ulm	Germany	6,493,407	EUR	84.43	Iveco Magirus Fire Fighting GmbH	99.764
Magirus Lohr GmbH	Kainbach	Austria	1,271,775	EUR	84.43	Magirus GmbH	100.000
Mediterranea de Camiones S.L.	Valencia	Spain	48,080	EUR	100.00	Iveco Espana S.L.	99.875
						CNH Industrial N.V.	0.125
Officine Brennero S.p.A.	Trento	Italy	2,833,830	EUR	100.00	Iveco S.p.A.	100.000
OOO Iveco Russia	Moscow	Russia	868,545,000	RUB	100.00	CNH Industrial N.V.	99.960
						Afin Leasing AG	0.040
Puget Les Plaines S.C.I.	Trappes	France	132,631	EUR	100.00	Iveco Provence s.a.s.	99.885
						Iveco France	0.115
S.A. Iveco Belgium N.V.	Groot	Belgium	6,000,000	EUR	100.00	CNH Industrial N.V.	99.983
						Iveco Nederland B.V.	0.017
Seddon Atkinson Vehicles Ltd	Watford	United Kingdom	41,700,000	GBP	100.00	Iveco Holdings Limited	100.000
Société Charolaise de Participations S.A.	Vénissieux	France	2,370,000	EUR	100.00	Iveco Espana S.L.	100.000
Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	Trappes	France	7,022,400	EUR	100.00	Iveco France	100.000
Transolver Finance S.A.	Trappes	France	9,468,219	EUR	100.00	CNH Industrial N.V.	100.000
Transolver Service S.A.	Madrid	Spain	610,000	EUR	100.00	Iveco FS Holdings Limited	99.984
						Iveco Espana S.L.	0.016
Transolver Services S.A.	Trappes	France	38,000	EUR	99.76	Iveco Capital Limited	99.760
UAB Iveco Capital Baltic	Vilnius	Lithuania	138,500	LTL	100.00	Iveco FS Holdings Limited	100.000
Utilitaries & Véhicules Industriels Franciliens-UVIF SAS	La Garenne	France	1,067,500	EUR	100.00	Iveco France	100.000
Zona Franca Alari Sepauto S.A.	Barcelona	Spain	520,560	EUR	51.87	Iveco Espana S.L.	51.867

Appendix I - CNH Industrial Group Companies at December 31, 2013    212

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Powertrain
2 H Energy S.A.S.	Fécamp	France	2,000,000	EUR	100.00	CNH Industrial Finance France S.A.	100.000
Fiat Powertrain Technologies Management (Shanghai) Co. Ltd.	Shanghai	People’s Rep.of China	2,000,000	USD	100.00	FPT Industrial S.p.A.	100.000
Fiat Powertrain Technologies of North America, Inc.	Wilmington	U.S.A.	1	USD	100.00	FPT Industrial S.p.A.	100.000
FPT—Powertrain Technologies France S.A.	Garchizy	France	73,444,960	EUR	100.00	Iveco France	97.200
						CNH Industrial Finance France S.A.	2.800
FPT Industrial Argentina S.A.	Buenos Aires	Argentina	141,959,867	ARS	100.00	FPT Industrial S.p.A.	96.977
						FPTI Representacao Comercial de Motores Automotivos Ltda	3.023
FPT Industrial S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000
FPT Motorenforschung AG	Arbon	Switzerland	4,600,000	CHF	100.00	FPT Industrial S.p.A.	100.000
FPTI Representacao Comercial de Motores Automotivos Ltda	Nova Lima	Brazil	1,872,472	BRL	100.00	FPT Industrial S.p.A.	100.000
Iveco Espana S.L.
(business Powertrain)	Madrid	Spain	132,333,109	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Latin America Ltda
(business Powertrain)	Vila da Serra	Brazil	366,180,646	BRL	100.00	Iveco Espana S.L.	100.000
Iveco Limited
(business Powertrain)	Watford	United Kingdom	117,000,000	GBP	100.00	Iveco Holdings Limited	100.000
Iveco Magirus AG	Ulm	Germany	50,000,000	EUR	94.00	CNH Industrial N.V.	88.340
(business Powertrain)						Iveco S.p.A.	5.660
Iveco Sweden A.B.
(business Powertrain)	Arlov	Sweden	600,000	SEK	100.00	CNH Industrial N.V.	100.000
SAIC Fiat Powertrain Hongyan Co. Ltd.	Chongqing	People’s Rep.of China	580,000,000	CNY	60.00	FPT Industrial S.p.A.	30,000
						SAIC IVECO Commercial Vehicle Investment Company Limited	60,000
Holding companies and Other companies
CNH Industrial Finance Europe S.A.	Luxembourg	Luxembourg	50,000,000	EUR	100.00	CNH Industrial N.V.	60.000
						CNH Industrial Finance S.p.A.	40.000
CNH Industrial Finance France S.A.	Trappes	France	1,000,000	EUR	100.00	CNH Industrial N.V.	99.998
CNH Industrial Finance North America Inc.	Wilmington	U.S.A.	25,000,000	USD	100.00	CNH Industrial N.V.	60.000
						CNH Industrial Finance S.p.A.	40.000
CNH Industrial Finance S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000
JOINTLY-CONTROLLED ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD
Agricultural and Construction Equipment
Case Mexico S.A. de C.V.	São Pedro Garza Garcia	Mexico	810,000	MXN	50.00	CNH de Mexico SA de CV	100.000
Case Special Excavators N.V.	Zedelgem	Belgium	1,100,000	EUR	50.00	CNH Industrial N.V.	50.000
CNH Comercial, SA de C.V.	São Pedro Garza Garcia	Mexico	160,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000
CNH de Mexico SA de CV	São Pedro Garza Garcia	Mexico	165,276,000	MXN	50.00	CNH Industrial N.V.	50.000
CNH Industrial S.A. de C.V.	São Pedro Garza Garcia	Mexico	200,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000
CNH Servicios Comerciales, S.A. de C.V., SOFOM, E.N.R.	São Pedro Garza Garcia	Mexico	50,000,000	MXN	49.00	CNH Industrial N.V.	49.000
CNH Servicios Corporativos S.A. de C.V.	São Pedro Garza Garcia	Mexico	375,000	MXN	50.00	CNH de Mexico SA de CV	99.999
New Holland HFT Japan Inc.	Sapporo	Japan	240,000,000	JPY	50.00	CNH Industrial N.V.	50.000
Turk Traktor Ve Ziraat Makineleri A.S.	Ankara	Turkey	53,369,000	TRY	37.50	CNH Industrial Osterreich GmbH	37.500
Trucks and Commercial Vehicles
Iveco—Oto Melara Società consortile r.l.	Rome	Italy	40,000	EUR	50.00	Iveco S.p.A.	50.000
Iveco Acentro S.p.A.	Cagliari	Italy	3,000,000	EUR	50.00	Iveco S.p.A.	50.000
Iveco Orecchia S.p.A.	Turin	Italy	8,000,000	EUR	50.00	Iveco S.p.A.	50.000
Naveco (Nanjing IVECO Motor Co.) Ltd.	Nanjing	People’s Rep.of China	2,527,000,000	CNY	50.00	Iveco S.p.A.	50.000
SAIC IVECO Commercial Vehicle Investment Company Limited	Shanghai	People’s Rep.of China	224,500,000	USD	50.00	Iveco S.p.A.	50.000
SAIC Iveco Hongyan Commercial Vehicles Co, Ltd.	Chongqing	People’s Rep.of China	1,900,000,000	CNY	33.50	SAIC IVECO Commercial Vehicle Investment Company Limited	67.000
Transolver Finance Establecimiento Financiero de Credito S.A.	Madrid	Spain	16,315,347	EUR	50.00	CNH Industrial N.V.	50.000
SUBSIDIARIES ACCOUNTED FOR USING THE EQUITY METHOD
Agricultural and Construction Equipment
Farmers New Holland Inc.	Wilmington	U.S.A.	800,000	USD	100.00	CNH America LLC	100.000
Jackson New Holland, Inc.	Wilmington	U.S.A.	371,000	USD	94.34	CNH America LLC	94.340
Mid State New Holland, Inc.	Wilmington	U.S.A.	400,000	USD	87.50	CNH America LLC	87.500
Northside New Holland Inc.	Wilmington	U.S.A.	250,000	USD	68.12	CNH America LLC	68.120
Trucks and Commercial Vehicles
Iveco Colombia S.a.s.	Santa Fe’ de Bogota	Colombia	7,596,249,000	COP	100.00	Iveco Venezuela C.A.	99.990
						Iveco Latin America Ltda	0.010

Appendix I - CNH Industrial Group Companies at December 31, 2013    213

SUBSIDIARIES VALUED AT COST

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Agricultural and Construction Equipment
Case Construction Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH America LLC	100.000
Case IH Agricultural Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH America LLC	100.000
Employers Health Initiatives LLC	Wilmington	U.S.A.	790,000	USD	100.00	CNH America LLC	100.000
Fermec North America Inc.	Wilmington	U.S.A.	5	USD	100.00	CNH America LLC	100.000
International Harvester Company	Wilmington	U.S.A.	1,000	USD	100.00	CNH America LLC	100.000
J.I. Case Company Limited	Basildon	United Kingdom	2	GBP	100.00	Case United Kingdom Limited	100.000
RosCaseMash	Saratov	Russia	0	RUB	38.25	Case Equipment Holdings Limited	38.250	51.000
Trucks and Commercial Vehicles
Altra S.p.A.	Genoa	Italy	516,400	EUR	100.00	Iveco S.p.A.	100.000
MVPC LLC	Moscow	Russia	10,000	RUB	50.00	OOO Iveco Russia	50.000
Powertrain
Componentes Mecanicos S.A.	Barcelona	Spain	1,135,037	EUR	100.00	Iveco Espana S.L.	100.000
Holding companies and Other companies
New Industrial Business 1 s.r.l.	Turin	Italy	50,000	EUR	100.00	CNH Industrial N.V.	100.000
New Industrial Business 2 s.r.l.	Turin	Italy	50,000	EUR	100.00	CNH Industrial N.V.	100.000
New Industrial Business 3 s.r.l.	Turin	Italy	50,000	EUR	100.00	CNH Industrial N.V.	100.000
ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD
Agricultural and Construction Equipment
Al-Ghazi Tractors Ltd	Karachi	Pakistan	214,682,225	PKR	43.17	CNH Industrial N.V.	43.169
CNH Capital Europe S.a.S.	Puteaux	France	88,482,297	EUR	49.90	CNH Industrial N.V.	49.900
Farm FZCO	Jebel Ali	United Arab Emirates	6,600,000	AED	28.79	CNH Industrial Italia s.p.a.	28.788
Trucks and Commercial Vehicles
GEIE V.IV.RE	Boulogne	France	0	EUR	50.00	Iveco S.p.A.	50.000
IVECO-AMT Ltd.	Miass	Russia	65,255,056	RUB	33.33	CNH Industrial N.V.	33.330
V.IVE.RE Gruppo Europeo di Interesse Economico	Turin	Italy	0	EUR	50.00	Iveco S.p.A.	50.000
ASSOCIATED COMPANIES VALUED AT COST
Agricultural and Construction Equipment
Consorzio Nido Industria Vallesina	Ancona	Italy	53,903	EUR	38.73	CNH Industrial Italia s.p.a.	38.728
Trucks and Commercial Vehicles
Sotra S.A.	Abidjan	Ivory Coast	3,000,000,000	XOF	39.80	Iveco France	39.800
Trucks & Bus Company	Tajoura	Libya	96,000,000	LYD	25.00	Iveco Espana S.L.	25.000
Holding companies and Other companies
CONSORZIO FIAT ENERGY	Turin	Italy	7,000	EUR	42.86	CNH Industrial Italia s.p.a.	14.286
						FPT Industrial S.p.A.	14.286
						Iveco S.p.A.	14.286
OTHER COMPANIES VALUED AT COST
Agricultural and Construction Equipment
Consorzio per lo Sviluppo delle Aziende Fornitrici in liquidation	Turin	Italy	241,961	EUR	10.67	CNH Industrial Italia s.p.a.	10.672
Nuova Didactica S.c. a r.l.	Modena	Italy	112,200	EUR	12.27	CNH Industrial Italia s.p.a.	12.273
Polagris S.A.	Pikieliszki	Lithuania	1,133,400	LTL	11.05	CNH Industrial Polska Sp. z o.o.	11.054
Holding companies and Other companies
CODEFIS Società consortile per azioni	Turin	Italy	120,000	EUR	19.00	CNH Industrial Capital U.K. Ltd	14.000
						Iveco Partecipazioni Finanziarie S.r.l.	5.000

Appendix I - CNH Industrial Group Companies at December 31, 2013    214

Independent auditor’s report

To: the shareholders of CNH Industrial N.V.

Report on the financial statements

We have audited the accompanying financial statements 2013 of CNH Industrial N.V., Amsterdam. The financial statements include the consolidated financial statements and the statutory financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at December 31, 2013, the consolidated statement of income, consolidated statement of comprehensive income, changes in consolidated equity and consolidated cash flows for the year then ended, and notes, comprising a summary of the significant accounting policies and other explanatory information. The statutory financial statements comprise the statutory statement of financial position as at December 31, 2013, the statutory income statement for the year then ended and the notes, comprising a summary of the accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the report on operations in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2013 and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2013 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the report on operations, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under section 2:392 sub 1 at b-h has been annexed. Further we report that the report on operations, to the extent we can assess, is consistent with the financial statements as required by section 2:391 sub 4 of the Dutch Civil Code.

Rotterdam, March 4, 2014

Ernst & Young Accountants LLP

/s/ S.C. Arkesteijn